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08000320

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EVN AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

FILE NO. 82- 03178 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 1/22/08

USE THIS ANNUAL REPORT ANY WAY YOU WANT.

RECEIVED

082-03178


EVN

9/30/07
AR/S

A. Unreasonable:

Naturally you can use this annual report as fuel. However, with its miserable calorific value, its energy will quickly go up in smoke in the chimney, and you will never find out what it's really about.

B. Reasonable:

You can also relax, sit down, take a little time and read the annual report. You will see that every single page with all its facts and background information is overflowing with energy. The only thing that may get overheated is your brain!

Annual Report 2006/07

Revenue by region EURm


2,500
2,000
1,500
1,000
500
0
1,082.2
98.9
1,108.4
148.5
247.3
1,213.7
226.6
467.6
1,377.4
209.2
623.9
1,400.1
2002/03
2003/04
2004/05
2005/06
2006/07

- Central and Eastern Europe
- South-eastern Europe
- Austria

EBIT by region EURm


200
150
100
50
0
102.5
4.3
110.3
16.7
14.5
99.8
21.3
17.3
145.9
16.6
3.3
177.5
2002/03
2003/04
2004/05
2005/06
2006/07

- Central and Eastern Europe
- South-eastern Europe
- Austria

Revenue, EBITDA EURm, EBITDA margin %


2,500
2,000
1,500
1,000
500
0
55
45
35
25
15
5
-5
21.0
1,082.1
227.5
24.6
1,207.3
297.5
1,609.5
20.8
335.2
2,071.6
19.2
397.4
2,233.1
15.7
350.7
2002/03
2003/04
2004/05
2005/06
2006/07

- Revenue
- EBITDA
- EBITDA margin

Earnings and dividend per share in EUR


6
5
4
3
2
1
0
2.73
0.75
3.08
0.95
3.53
0.15
1.00
5.43
0.20
1.20
5.55
1.50[1]
2002/03
2003/04
2004/05
2005/06
2006/07

- Earnings/share
- Basic dividend/share
- Bonus dividend/share

Equity, Net debt[2] EURm, Gearing[3] %


3,500
3,000
2,500
2,000
1,500
1,000
500
0
100
90
80
70
60
50
40
30
20
10
0
1,160.2
29.9
347.0
1,555.7
27.6
429.3
2,285.4
29.5
673.8
2,756.0
33.7
930.0
3,014.7
27.4
825.3
2002/03
2003/04
2004/05
2005/06
2006/07

- Equity
- Net debt
- Gearing

Cash flow and investments EURm


400
300
200
100
0
213.2
228.0
242.6
168.8
267.1
192.6
399.7
251.5
342.8
277.7
2002/03
2003/04
2004/05
2005/06
2006/07

- Cash flow from operating activities
- Investments

Operating ROCE[4] and WACC[5] %


12
10
8
6
4
2
0
8.0
5.3
9.4
6.0
10.8
6.5
9.0
6.5
2003/04
2004/05
2005/06
2006/07

- Operating ROCE
- Weighted average cost of capital (WACC)

Employees by region


10,000
8,000
6,000
4,000
2,000
0
2,317
283
2,325
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
2002/03
2003/04
2004/05
2005/06
2006/07

- Central and Eastern Europe
- South-eastern Europe
- Austria

1) Proposal to the Annual General Meeting
2) Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds)
3) Ratio of net debt to equity
4) Return on capital employed (ROCE) – This ratio shows the return on the capital utilised within the company. For the calculation of this parameter net profit for the period and interest expenses less tax effects are compared with average capital employed. In order to consistently show the development of the value contribution, operating ROCE (OpROCE) is adjusted for impairments, one-off effects and the market value of the Verbund shareholding.
5) Weighted average cost of capital (WACC) – This parameter consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest – adjusted for tax effects – is used as debt capital costs, while the return on a risk-free investment plus a risk markup, which is individually calculated for every company.

Key figures

		2006/07	2005/06	Change in %	2004/05	2003/04	2002/03
Sales volumes							
Electricity generation	GWh	3,451	4,556	–24.3	4,484	4,240	3,439
Electricity sales volumes to end customers	GWh	18,043	15,641	15.4	11,342	6,164	6,126
Gas sales volumes to end customers[1]	GWh	5,603	7,580	–26.1	7,035	7,319	10,023
Heating sales volumes to end customers	GWh	911	1,067	–14.7	1,033	967	877
Income statement							
Revenue	EURm	2,233.1	2,071.6	7.8	1,609.5	1,207.3	1,082.1
EBITDA	EURm	350.7	397.4	–11.8	335.2	297.6	227.5
EBITDA margin	%	15.7	19.2	–	20.8	24.6	21.0
Results from operating activities (EBIT)	EURm	197.3	184.4	7.0	131.0	114.6	102.5
EBIT margin	%	8.8	8.9	–	8.1	9.5	9.5
Profit before income tax	EURm	287.4	304.9	–5.7	186.2	135.9	145.4
Group net profit	EURm	227.0	221.9	2.3	144.4	117.4	102.6
Balance sheet							
Balance sheet	EURm	6,261.9	5,845.8	7.1	4,739.6	3,732.0	2,993.8
Equity	EURm	3,014.7	2,756.0	9.4	2,285.4	1,555.7	1,160.2
Equity ratio	%	48.1	47.1	–	48.2	41.7	38.8
Net Debt	EURm	825.3	930.0	–11.3	673.8	429.3	347.0
Gearing	%	27.4	33.7	–	29.5	27.6	29.9
Return on equity (ROE)	%	9.0	10.6	–	8.2	8.7	9.3
Return on capital employed (ROCE)	%	7.1	7.9	–	6.2	6.2	6.2
Cash flow and investments							
Cash flow from operating activities	EURm	342.8	399.7	–14.2	267.1	242.6	213.2
Investments[2]	EURm	277.7	251.5	10.4	192.6	168.8	228.0
Net debt coverage (FFO)	%	50.7	49.1	–	44.5	67.0	69.4
Interest cover (FFO)	x	5.5	8.1	–	6.1	6.4	7.8
Employees							
Number of employees	Ø	9,535	9,973	–4.4	6,654	2,608	2,317
Thereof Austria	Ø	2,365	2,306	2.6	2,362	2,325	2,317
Thereof abroad	Ø	7,170	7,667	–6.5	4,292	283	–
Value added							
Net operating profit after tax (NOPAT)	EURm	275.2	298.2	–7.7	230.5	171.1	–
Capital employed[3]	EURm	3,041.2	2,760.4	10.2	2,461.0	2,135.5	–
Operating ROCE	%	9.0	10.8	–	9.4	8.0	–
Weighted average cost of capital (WACC)	%	6.5	6.5	–	6.0	5.3	–
Economic Value Added (EVA®)[4]	EURm	77.5	118.8	–34.7	82.9	57.9	–
Share							
Earnings	EUR	5.55	5.43	2.3	3.53	3.08	2.73
Dividend	EUR	1.50[5]	1.40[6]	7.1	1.15[7]	0.95	0.75
Payout ratio	%	27.0	25.8	–	32.6	33.1	27.5
Dividend yield	%	1.7	1.7	–	1.5	2.3	2.1
Share performance							
Share price at the end of September	EUR	90.50	83.58	8.3	75.00	41.50	36.22
Highest price	EUR	95.49	99.00	–3.5	78.50	47.34	44.50
Lowest price	EUR	81.51	65.20	25.0	40.90	36.10	35.40
Market capitalisation	EURm	3,700	3,417	8.3	3,066	1,697	1,361
Credit Rating							
Moody's		A1, stable	A1, stable		Aa3, stable	Aa3, negative	Aa3, negative
Standard & Poor's		A, stable	A, stable		A+, stable	A+, stable	AA–, stable

1) From January 1, 2003, excluding gas trading and sales to large customers following transfer to EconGas
2) Investments in intangible assets and property, plant and equipment
3) Average adjusted capital employed
4) As defined by Stern Stewart & Co.
5) Proposal to the Annual General Meeting
6) EUR 1.20 plus a bonus of EUR 0.20
7) EUR 1.00 plus a bonus of EUR 0.15

WE BELIEVE EVERYONE CAN USE HIS TIME AND ENERGY AS HE SEES FIT.

A lot has been and is still being written about energy. The bottom line is that "everything is a matter of energy", as people say. In the spirit of sustainability and our slogan "Use energy responsibly", it was really interesting for us to observe how people actually deal with energy, in their free time and on the job.

There's one thing we can say right off the bat: some surprising "energy services" are awaiting you, some quite reasonable, others less so. In fact, there are people who intensively make use of the time and energy at their disposal. They passionately pursue their hobbies, work on extraordinary inventions and end up with fascinating achievements.

Whether they always use energy in a reasonable manner is another issue altogether. But it would be better to draw your own conclusions.



A) Unreasonable:

Mario Schmidt can be called a fuss-pot, inventor or tinkerer. He invests every second of his free time and all his money in revamping his car. The correct terminology is "tuning". Due to his penchant for detail and his outlandish visual ideas, his "power stations" have succeeded in winning some tuning competitions. He is unlikely to become very famous, but he does usually gain broad-based appeal – especially when it comes to the female tuning fans.



B) Reasonable:

We are constantly fooling around, working, trying to improve things. If you want, you can even say that we are "revamping" the company, and putting a lot of money into new projects. However, our goal is not to reap so much praise, but to pursue clearly-defined, long-term goals. For example, we are investing in a large-scale project in Walsum to increase electricity production capacity. With an output of 790 MW and a net efficiency level of more than 46%, it will be one of the most advanced and, even more important, one of the most efficient coal-fired power plants in Germany.



A) Unreasonable:

People always go in new directions if they want to establish new records. Or else they simply stand still, as Armin Plattner does. Wherever he goes, he is in the midst of a balancing act, practicing the ability to stand on one leg. His goal is to surpass the existing world record, achieved by an Australian, of 76 hours and 40 minutes.

Waste incineration facility Moscow



B) Reasonable:

One thing is for certain: we are not trying to break records. We prefer to keep both our feet firmly on the ground – and ensure stability and secure growth in the company through new projects in Austria and abroad. Like the waste incineration facility in Moscow, an example of how we are establishing a second "foothold" in environmental services to complement our energy business.



A) Unreasonable:

There are people who surpass themselves when indulging in their passion. One of them is Bryan Berg, who managed to get into the Guinness Book of Records for building the highest house of cards in the world. In 1999, for example, he built a 7.7 metre high tower in the casino at Potsdamer Square in Berlin. Besides a considerable degree of talent, Bryan primarily relies on one more attribute: a lot of patience. It is not uncommon for houses of cards to collapse shortly before completion due to a slight gust of wind or inadvertent carelessness.

Wastewater treatment facility Zagreb



B) Reasonable:

A slight gust of wind does not make us lose our cool quickly. We can also withstand stormy periods on the global energy markets at any time. The reason: we prefer to build on the stability of a solid foundation. That is why our expanding foreign business operations generate an important contribution to revenue and earnings, and thus ensure secure growth. For the purpose of geographical diversification, our domestic market in Lower Austria is being complemented by new core regions in South East Europe as well as Central and Eastern Europe.



A) Unreasonable:

Josef Kupfner has a "load-bearing" role to play in his free time. He likes to run carrying other people on his back. He is not striving to get people from point A to point B, but to break the world record for the fastest piggyback mile, which is currently 15 minutes, 11.87 seconds, posted in New Jersey, USA. We wish Mr. Kupfner "good carry", or whatever one says in this situation.

Biomass-fired power station Baden



B) Reasonable:

EVN can not and does not want to bear any unnecessary burdens, either for itself or the environment. Thus CO_2-reducing facilities such as this biomass-fired power station are fixed components of our value-oriented corporate strategy.



A) Unreasonable:

There are people who do a lot of boasting and bragging, such as Marco Hort. His nickname is the "Rohrminator" (Rohr = tube or pipe), because on September 17, 2006, he managed to put 264 drinking straws in his mouth at once, each 6.4 millimetres in diameter. He is already risking swollen lips, because he will soon make an attempt to set another world record.

Hydro power plant Wienerbruck



B) Reasonable:

We have quite a good appetite, but we do not brag too much. We prefer to promise a continuing attractive dividend policy corresponding to the company's development. This approach does more than just provide the basis for long-term growth perspectives and fulfilling our future investment and financing requirements. It enables us to ensure a reasonable return on investment, so that none of our shareholders has to choke.


ZIEL
GLAMOUR
GLAMOUR
65

A) Unreasonable:

If a group of women race on high heels, this is called a "Stiletto Run". The winner of the competition in Berlin needed less than 15 seconds to sprint 100 metres. According to the organisers of the event, the most important thing is that no one was seriously hurt attempting this balancing act.


Hydro power plant Ottenstein

B) Reasonable:

The financial structure of the EVN Group is as stable as this concrete dam, comprising an optimal mix of equity and outside capital. We can do without any dangerous balancing acts, but not without outstanding ratings from Moody's and Standard & Poor's.



A) Unreasonable:

The top athlete Franz Müllner from Lungau in Austria has the ability to bundle his energies to achieve extraordinary results. He succeeded in establishing a new European record by pulling an Airbus 321 weighing 70 tonnes. He is also the world recorder holder in holding back a car moving forward at full throttle.


Windpark Obritzberg-Statzendorf

B) Reasonable:

If we had to bestow a championship title on ourselves, we could say that we are champions in "creating synergies among the different business areas". To be more precise, we are not concentrating our energies on individual projects, but on acting with foresight. The sustainable creation of and increase in value is the focal point of all our activities. This is made possible by exploiting synergies between the different business units of the EVN Group in Austria and abroad. Natural resources are used responsibly and economically. In doing so, we increasingly rely on renewable energy sources such as wind power.

Highlights 2006/07

Revenue +7.8% (EUR 2,233.1m)
EBITDA –11.8% (EUR 350.7m)
EBIT +7.0% (EUR 197.3m)
Group net profit +2.3% (EUR 227.0m)
Earnings per share +2.3% (EUR 5.55)
Dividend per share +7.1% (EUR 1.50)[1]

- Group net profit slightly above the record level achieved last year
- Higher revenue in the Energy Segment, stable revenue in Environmental Services
- First-time consolidation of the Macedonian subsidiary ESM AD for an entire financial year
- Contract signing to acquire Bulgaria's 2nd largest district heating plant, imminent closing of the transaction
- Agreement to increase EVN's indirect shareholding in Rohöl-Aufsuchungs AG
- Completion of the waste incineration facility in Moscow
- EVN's hydropower projects in Albania declared to be in the public interest
- District heating cooperation with the Lower Austrian provincial capital of Sankt Pölten
- Significant progress in the construction of the coal-fired power plant in Duisburg-Walsum
- Market entry in Turkey's environmental services sector

1) Proposal to the Annual General Meeting



Contents

Statement by the Executive Board

Dear Shareholders!

Consolidation effect in electricity, sales decline in gas and heating

In the 2006/07 financial year, the EVN Group consistently pursued its strategy of positioning itself as a successful energy and environmental services company. The outstanding earnings development during the period under review has demonstrated the value of our multi-service utility approach. Despite a challenging business environment, we managed to outperform the record results posted in the previous year. On balance, total revenue of the EVN Group climbed 7.8%, to EUR 2,233.1m. The first-time consolidation of our Macedonian subsidiary ESM AD for an entire financial year more than compensated for the weather-related decrease in sales volumes. The results from operating activities amounted to EUR 197.3m, or 7.0% above last year's level. In contrast, as expected, the financial results were below the previous year's performance, which was characterised by one-off effects in the form of disproportionately high income from associates. All in all, profit before income tax totalled EUR 287.4m, a decline of 5.7% compared to 2005/06. However, due to a lower income tax expense and minority interest, Group net profit climbed 2.3%, to EUR 227.0m. Accordingly, earnings per share rose to EUR 5.55, up from EUR 5.43 in the previous year. We want to ensure that this gratifying development is reflected in our dividend policy. For this reason, we will propose an increase in the dividend from EUR 1.40 to EUR 1.50 to the Annual General Meeting. This is defined as a basis dividend.

Primary energy and electricity prices considerably below the previous year

In a brief review, let us outline the most important developments of the financial year under review. The Energy segment was characterised by stable international primary energy prices and a demand-related decline in electricity wholesale prices. The decrease in gas procurement costs also reflected the overall trend, with the usual contractually stipulated time lag. As part of EnergieAllianz, we passed on these savings to our end customers, cutting gas sales prices by an average of 8%, effective July 1, 2007.

Expansion in Bulgaria's heat generation sector

We achieved an important milestone in our further operational diversification efforts in South-eastern Europe, concluding an agreement to acquire the Bulgarian district heating company TEZ Plovdiv. After closing this acquisition it will be EVN's first significant own production capability in this region. Bulgaria's second largest district heating plant supplies heat to about 40,000 customers, which doubles the number of EVN's heat customers.

Implementation of the energy concept for Lower Austria

On the domestic market, we concluded a partnership agreement to supply district heat to the Lower Austrian capital of Sankt Pölten. In order to carry out the project, the City of Sankt Pölten will spin off its district heating operations, establishing a new company in which EVN will acquire a 49% shareholding. Starting in the 2009/10 heating season, we will supply two-thirds of the required heat for the inhabitants of Sankt Pölten from our facilities in Dürnrohr. This project is one part of a broad-based energy concept for the Lower Austrian Central Region, involving investments of about EUR 200m in the next few years.

Renewable energy project in Albania

Vital preliminary work has been carried out to prepare for the further internationalisation of the EVN Group. Following the signing of a Memorandum of Understanding with the Albanian government, we submitted an offer for three storage power stations with an annual capacity of more than 1,000 GWh, based on feasibility studies. After a positive evaluation by the responsible governmental commission, the Albanian government approved the projects and declared them to be in the public interest. This preparatory work has given EVN a major competitive advantage in the upcoming tender process for these projects. In November 2007, EVN submitted an offer to achieve a concession for construction of three hydro power plants in Albania.

Expansion in power generation

To further expand our own production capabilities, the ground-breaking ceremony for the construction of a state-of-the-art coal-fired power plant in Duisburg-Walsum, Germany, took place in November of the period under review. The project is being carried out in cooperation with Evonik Steag GmbH, and is expected to be completed by 2010.



Peter Layr, Burkhard Hofer, Herbert Pöttschacher

Increase of indirect stake in RAG

EVN achieved further progress in its vertical integration, concluding a contractual agreement to acquire E&P Holding GmbH, which, in turn, enabled EVN to increase its indirect stake in Rohöl-Aufsuchungs AG (RAG).

Projects concluded and new contracts in the Environmental Services segment

Finally, we succeeded in concluding or newly initiating projects in the Environmental Services segment. The large drinking water facility in Moscow was transferred to the municipal authorities in November 2006, and the waste incineration plant for the Russian capital was handed over to the operating company. In Dürnrohr, construction began on a third waste incineration line to boost capacity. In Zagreb, the EVN subsidiary WTE commenced full operations of the central municipal wastewater treatment plant after a construction period of five years. In Moscow, the ground-breaking ceremony for construction of a combined cycle heat and power plant located next to the Kuryanovo wastewater purification plant will take place in the near future. EVN is on the verge of concluding additional contracts for large projects, for example in Cyprus, the Baltic States and to expand capacity of a drinking supply facility in Moscow. During the period under review, EVN Wasser doubled the number of end customer it directly supplies with water to 30,800, due to intensified partnerships with municipalities in Lower Austria.

We are convinced that all these aforementioned projects and plans will provide a solid basis for the future growth of the EVN Group. We are also aware that this success largely depends on the commitment and dedication of our employees. Therefore, we want to take this opportunity to express our sincere thanks and appreciation to our employees, and to thank all our shareholders for their confidence in us.



Business model

Revenue by region
EURm


2,500
2,000
1,500
1,000
500
0
148.5
247.3
1,213.7
226.6
467.6
1,377.4
209.2
623.9
1,400.1
2004/05
2005/06
2006/07
Central and Eastern Europe
South-eastern Europe
Austria

EBIT by region
EURm


200
150
100
50
0
16.7
14.5
99.8
21.3
17.3
145.9
16.6
3.3
177.5
2004/05
2005/06
2006/07
Cental and Eastern Europe
South-eastern Europe
Austria

Employees by region


12,000
10,000
8,000
6,000
4,000
2,000
0
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
2004/05
2005/06
2006/07
Central and Eastern Europe
South-eastern Europe
Austria

Corporate profile

We are an international listed energy and environmental services group, with headquarters in Lower Austria, the country's largest federal province. On the basis of a state-of-the-art infrastructure, we offer our customers electricity, gas, heat, water, waste incineration and related services from a single supplier. With our portfolio of services, we safeguard and improve the quality of life of our more than three million customers in 14 countries.

In addition to Austria, we are also strongly positioned in the energy industry of South-eastern Europe, due to the purchase of majority shareholdings in two regional electricity supply companies in Bulgaria, and the acquisition of the national electricity distribution company in Macedonia. In the environmental services area we successfully operate in the fields of water supply, wastewater treatment and waste incineration through our shareholdings.

On the basis of exploiting synergies among the different business areas of EVN[1] in Austria and abroad, the focus of all business activities is the sustainable creation and increase of value for the benefit of customers, shareholders and employees. The main principles underlying EVN's business operations are ensuring security and reliability of energy supplies, responsibly using natural resources, creating a modern and environmentally compatible infrastructure, and the consistent positioning of EVN as a provider of top quality services.

1) EVN is used to signify the EVN Group.

Operational focus

A new segment reporting structure was considered necessary to reflect the increasing diversification of the business areas of the EVN Group. Starting with the 2005/06 financial year, EVN's business operations were divided into three segments: Energy, Environmental Services and Strategic Investments and Other Business. The related development process can be summarised by considering the following aspects:

- EVN's **internationalisation** in the environmental services and energy segments overcomes the limited growth potential of the domestic market and enables the company to participate in the dynamic economic growth of Eastern and South-eastern Europe.
- The **expansion of the Environmental Services segment** has become an integral component of EVN's growth strategy in technologically related infrastructure areas. This segment strengthens the company's profitability, helps to compensate for seasonal fluctuations in the energy market and cushions EVN against the tendency towards declining margins in the energy sector.
- **Partnerships and joint ventures** such as EnergieAllianz or EconGas strengthen EVN's competitiveness in Austria, and also create internationally competitive business units.
- Selected **strategic investments** such as Verbundgesellschaft and RAG strengthen the vertical integration, contribute to profitability, and compensate for increasing primary energy costs.

EVN at a glance – The segments

Energy

Generation business unit
Electricity production from thermal production capacities, hydroelectric power, wind and biomass

Own power-generating capacity	1,702 MW
Thereof	
thermal[1]	1,382 MW
hydro[2]	194 MW
wind	116 MW
biomass	10 MW

Networks business unit
Electricity, gas networks, cable TV and telecommunications

Electricity networks	
Power lines	49,390 km
Customers	797,000
Sales volumes	7,247 GWh
Gas networks	
Gas pipelines	10,650 km
Customers	283,000
Sales volumes	16,252 GWh
Other	
Cable TV customers	72,000
Telecommunication customers	40,000

Energy Procurement and Supply business unit

Electricity[3]	
Sales volumes	6,172 GWh
Gas[3]	
Sales volumes	6,212 GWh
Heating	
Heating lines	351 km
Customers	37,000
Sales volumes	911 GWh

South East Europe business unit
Electricity networks and supply

Bulgaria	
Power lines	54,540
Customers	1,590,700
Sales volumes	7,255 GWh
Macedonia	
Power-generating capacity	39.5 MW
Power lines	23,880 km
Customers	720,000
Sales volumes	4,616 GWh

Environmental Services

Water/wastewater

Austria	
Customers	480,000
Thereof directly supplied	30,800
Water pipes	1,804 km
Sales volumes	26.0 m m^3

International

79 drinking water/wastewater projects in 12 Central and Eastern European countries

Installed capacity in thousand	9,753 PE[4]

Waste incineration

Austria

Facility in Zwentendorf/Dürnrohr

Annual capacity	300,000 tonnes

International

Facility in Moscow

Annual capacity	360,000 tonnes

Strategic Investments and Other Business

Strategic investments

Verbundgesellschaft – power production, trading and transport

Burgenland Holding AG (BEWAG/BEGAS) – regional electricity and gas supply

RAG-Beteiligungs-AG (Rohöl-Aufsuchungs AG) – oil and gas production and gas storage

Other investments

Utilitas Group – technical services

1) Incl. cogeneration and combined cycle heat and power plants
2) Incl. purchasing rights from hydroelectric plants in Austria
3) Incl. sales volumes within the framework of EnergieAllianz
4) Population equivalents

Geographical outreach

Lower Austria

EVN as an energy and environmental services company

In recent years, EVN has evolved from a utility company into an energy and environmental services enterprise. In the meantime, the portfolio of services offered by the EVN Group ranges from the supply of electricity, gas and heat to water supply, wastewater treatment and waste incineration. In Lower Austria, EVN serves 797,000 electricity customers, 283,000 gas customers and 37,000 heating customers. 480,000 inhabitants are being supplied with drinking water. Furthermore, EVN operates a waste incineration plant in Dürnrohr, with a capacity of about 300,000 t annually. The service portfolio is complemented by a regional TV and telecommunications infrastructure.

South-eastern Europe

Strategic investments cover one-third of Bulgaria's electricity market

As a result of the acquisition of a 67.0% shareholding in each of the two South-eastern Bulgarian electricity supply companies, EVN has been providing electricity since January 2005 to a supply area measuring about 42,000 km², encompassing close to 1.6 million end customers and approximately one-third of Bulgaria's electricity market. In the 2006/07 financial year, an agreement was concluded to acquire the Bulgarian district heating company TEZ Plovdiv. The closing of the transaction is pending. Following the formal conclusion of the transaction, EVN will begin establishing a horizontal and vertical business model along the lines of its business activities in Lower Austria. This acquisition increases the number of end customers EVN supplies with heat by about 40,000.

Successful market entry in Macedonia

EVN successfully penetrated the Macedonian market on the basis of its acquisition of a 90.0% stake in the national electricity distribution company ESM AD in April 2006. ESM AD provides energy to the entire Republic of Macedonia. Two million people live in the area covered by ESM AD, which serves 720,000 customers.



Estonia
Russia
Lithuania
Denmark
Germany
Poland
Walsum¹
Austria
Slovakia
Slovenia
Croatia
Bulgaria
Macedonia
Albania
Turkey
Cyprus
EVN presence
Energy supply
Drinking and wastewater projects
Waste incineration
1) Coal-fired power station under construction
EVN headquarters

Central and Eastern Europe

Expansion of presence through WTE Group

Based on its acquisition of the German WTE Group, a leading service company for drinking water and wastewater treatment services, EVN succeeded in significantly expanding upon its market position in Europe. WTE has already constructed more than 70 wastewater treatment plants serving approximately 10 million people, and operates projects in 12 countries. In recent years, a waste incineration facility was also constructed in this region.

Company orientation and success factors

Horizontal and vertical integration

Valuable synergies between the two operative segments, energy and environmental services

EVN divides its operational activities in an energy and an environmental services segment, focusing its efforts on implementing expansion projects in these core areas. However, both segments are not isolated from each other on an operational level, but enable valuable synergies within the context of a horizontal business model. Moreover, in the Energy segment, EVN covers all important steps in the value added chain in Lower Austria (vertical integration). This model will be successively extended to the newly entered markets in South-eastern Europe.

In the Environmental Services segment, EVN takes advantage of a joint customer base for water, wastewater and waste incineration projects. Extensive synergies have also been realised in energy procurement and sourcing. Moreover, cost savings have been realised by coordinating the timing of pipeline and transmission line construction for electricity, gas, wastewater and drinking water.

Market environment and success factors – Energy segment

Generation business unit

Total power generating capacity of 1,700 MW based on 70 power plants and seven windparks

EVN generates energy from thermal sources, hydroelectric power and wind. Through its own power generating facilities and purchasing rights from hydroelectric plants, EVN has a total generating capacity of 1,700 MW. EVN operates three thermal power stations, 67 storage power and small-scale hydroelectric plants and seven wind parks. The company also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau. The development of this operative business unit depends on prices on Europe's electricity market, global primary energy costs, and expenses required for CO_2 emission certificates. A flexible and variable mix of different primary energy sources has a positive effect on margins similar to the positive impact of a sustainable increase in the efficiency of production facilities. Energy demand combined with limited power generating capacity tends to push up prices. The latest forecasts anticipate a 2.0% increase in electricity requirements per annum.

Networks business unit

Electricity network of 49,390 km, gas network with 10,650 km

This business unit encompasses the operation of electricity and gas networks in Lower Austria, as well as networks for EVN's cable TV and telecommunications businesses. EVN possesses a power grid for electricity transmission and distribution with a total length of around 49,390 km of high-voltage, medium- and low-voltage lines. EVN's gas transport and distribution pipeline network in Lower Austria has an overall length exceeding 10,650 km.

The electricity and gas networks are subject to government regulations. At the beginning of 2006, a new multi-year incentive regulatory system was introduced. The core component of this new approach is a



national benchmarking system for Austria's electricity network operators, of which EVN ranks among the most efficient. Its validity over a period of several years ensures a state of legal stability and continuity, at least until 2009. A similar model applying to gas network tariffs has been developed, and will take effect in 2008. Due to its high share of fixed costs, the performance of the Networks business unit is highly dependent on sales volumes and, particularly in the gas segment, on weather conditions.

Energy Procurement and Supply business unit

Energy sourcing and trading within EnergieAllianz

The sourcing of electricity and gas, the trading and the sale of electricity and gas takes place within EnergieAllianz, a joint subsidiary of EVN, BEWAG, BEGAS and Wien Energie. All EVN Group gas sourcing and trading is carried out via EconGas, the joint natural gas wholesaling company of the EnergieAllianz partners as well as Linz AG, Oberösterreichische Ferngas AG and OMV. The spinning off of these activities along the value added chain to joint companies in cooperation with other partners created competitive entities which make economies of scale possible.

Biggest producer of biomass-generated heat in Austria

The heat generated by EVN and distributed to 37,000 private and commercial customers is also encompassed in the Energy Procurement and Supply business unit. The production of this heat is carried out in own district heating, local heating and cogeneration plants, the bleeding of waste heat from EVN Group's thermal power stations, and biomass. EVN is the largest supplier of heat from biomass in Austria, operating 43 biomass facilities.

High level of dependence on primary energy prices

The profitability of the Energy Procurement and Supply business unit is chiefly related to energy sales volumes and global primary energy prices. In the heating business, sales prices for all products are index-based, with heating prices linked to index values based on publicly collected data.

55.9% coverage ratio in Austria, 19.1% in the EVN Group

Electricity and gas sourcing within EnergieAllianz is based on an active hedging strategy. Moreover, in the electricity segment, the natural form of hedging is EVN's own power generating capacity. The coverage ratio, or the ratio of own power generation and sales volumes, declined from 70% to 56% in 2006/07. Due to the integration of the new subsidiaries in Bulgaria and Macedonia, this figure amounts to only 19.1%, due to the fact that EVN does not possess any major power generating capacity in these markets.

South East Europe business unit

Impact of increasing sales volumes limited by price levels and regulatory measures

This business unit primarily encompasses the Bulgarian electricity network operator EVN EP AD, electricity distributor EVN EC AD and the Macedonian national electricity distribution company ESM AD. Disproportionately high economic growth is expected in South-eastern Europe compared to the rest of the continent, accompanied by a continual increase in energy demand. However, in terms of total revenue and earnings, the impact of climbing sales volumes will be limited by existing price levels as well as the regulatory environment. In both countries, a significant increase in prices is expected on a medium-term basis, due to the growing gap between current production capabilities and electricity demand.

Initial steps towards liberalisation in Bulgaria

Whereas the Austrian electricity and gas markets were liberalised in the years 2001 – 2002, this step has yet to be taken in Macedonia. Bulgaria is in the midst of the first phase of market liberalisation. EVN successfully carried out the legally prescribed unbundling between network operators and electricity suppliers in Bulgaria at the beginning of 2007. We successfully concluded the legally prescribed unbundling of the electricity networks from supply, and simultaneously merged our two electricity companies into a network operator and supply company.

Market environment and success factors – Environmental Services segment

Continuous growth in demand for water, wastewater and waste incineration services

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group. In addition to the regional supply of drinking water in Lower Austria (EVN Wasser), the WTE Group is responsible for implementing national and international projects in the fields of drinking water and wastewater treatment. The waste incineration business coordinated by AVN concentrates on the waste incineration facility in Dürnrohr, Lower Austria, and comparable international projects. Both groups were incorporated into EVN's holding company for environmental services in 2004/05. Contract orders are shaped by the continuous rise in demand in Central and Eastern Europe, but are also dependent on the financing by public institutions such as municipalities and local communities. The expansion of EVN's Environmental Services business generally counteracts the seasonal nature of the energy sector. However, the implementation of large-scale projects can lead to fluctuations in earnings, depending on progress in construction work. In the 2006/07 financial year, the Environmental Services segment contributed 12.3% of total EVN Group revenue (previous year: 14.0%), and 19.3% of its EBIT (previous year: 24.9%).

Drinking water supply in Lower Austria

Supplying drinking water to 480,000 inhabitants

EVN succeeded in expanding its portfolio of public services in 2001 due to the takeover of Lower Austria's regional water supply, and thus strengthening its positioning as a multi-service utility. At the end of the 2006/07 financial year, EVN supplied drinking water to 620 cadastral municipalities with more than 480,000 inhabitants (approximately one-third of Lower Austria's total population). Drinking water is usually supplied indirectly via deliveries to municipalities and local communities. However, EVN is expanding its role as a direct supplier of drinking water to end customers. During the period under review, EVN doubled the number of end customers directly supplied with water to 30,800 inhabitants in 41 cadastral municipalities.

Drinking water and wastewater treatment international

General contractor, ongoing operation of facilities, and BOOT

Via the WTE Group, EVN plans, builds, finances and operates municipal and industrial water and wastewater installations in Europe. The scope of services depends on customer requirements, and ranges from WTE serving as a general contractor and BOOT models (Build, Own, Operate, Transfer) to operating facilities on an ongoing basis. Within the context of the BOOT model, EVN is responsible for the planning, construction, financing and operation of the project. Construction usually lasts for a period of two to three years, whereas operational responsibility is for a considerably longer period of time. The particular facility remains in the hands of the project company established to implement the project, and is later handed over to the contracting party. The drinking water facility in Moscow will be operated by EVN's project companies until the year 2016.

Waste incineration

Environmentally compatible "waste to energy"

EVN operates a waste incineration installation in Dürnrohr, Lower Austria, through its subsidiary. As the Dürnrohr plant is being operated at full capacity throughout the entire year, the decision was made to expand the facility by adding a third waste incineration line. Furthermore, the company is actively involved in international projects, offering the competitive advantage of the BOOT model. In the field of waste incineration, the facility operates in accordance with the "waste to energy" principle. The steam generated by waste incineration process is transported to power plants, and thus integrated into the electricity and heat generating processes.

Strategic Investments and Other Business segment

In addition to strategically important investments, this segment encompasses other investments which are not directly allocated to the other two operative segments. EVN's strategic investments include its shareholding in Verbundgesellschaft, BEWAG and BEGAS (held indirectly via the fully consolidated Burgenland Holding AG), as well as EVN's stake in Rohöl-Aufsuchungs AG (held indirectly via the fully consolidated RAG-Beteiligungs-AG).

Verbundgesellschaft

12.8% shareholding in Austria's leading producer of electricity

The listed company Verbundgesellschaft is Austria's leading producer of electricity, and operator of the country's supra-regional, high-voltage network. Verbundgesellschaft operates 116 own power plants and purchasing rights to third party power stations, with an average output of 24,704 GWh. In 2006, 85% of the electricity generated by the company was derived from renewable energy sources. EVN has a 12.8% interest in Verbundgesellschaft. This investment is reported as other financial assets in the balance sheet and classified as "available for sale" in accordance with IAS 39. The dividends paid to EVN are reported under financial results, whereas changes in value are reported as equity of the EVN Group without recognition to profit or loss.

Rohöl-Aufsuchungs AG (RAG)

50.05% shareholding in Austria's second largest oil and gas producer

RAG is Austria's second largest oil and gas producer, with a share of about 10% and 30% respectively of Austria's total oil and gas production. 60% of the area in which it carries out exploration work is in Austria, the rest in Bavaria. In addition to gas trading, another important business area for RAG is the storage of natural gas. At present, the existing natural gas storage capacity in Haidach, Upper Austria is being massively expanded in cooperation with the German company WINGAS, a joint venture of the BASF subsidiary Wintershall, and the Russian companies Gazprom and Gazprom Export. Following completion of the second expansion phase in 2011, this storage area will be able to hold up to 2.4bn m³ of natural gas, about one quarter of Austria's total annual requirements, creating the second largest natural gas storage facility in Central Europe. Through its 50.05% stake in RAG-Beteiligungs-AG, EVN has a 75.0% share in RAG. The agreement to increase EVN's interest in RAG was concluded in August 2007. The transaction is currently being evaluated by the responsible anti-trust authorities. At present, 75.0% of the proportional earnings of RAG are reported in the results from operating activities of associates and other investments in the income statement of EVN. 49.95% of the earnings are assigned to minority interest.

BEWAG and BEGAS

72.3% shareholding in Burgenland Holding

At the balance sheet date, EVN had a 72.3% stake in Burgenland Holding AG, listed on the Vienna Stock Exchange, which in turn owns 49.0% each of the shares in Burgenländische Elektrizitätswirtschafts-AG (BEWAG) and Burgenländische Erdgasversorgungs-AG (BEGAS). BEWAG supplies about 145,000 customers in Burgenland with electricity, and has emerged as the largest Austrian producer of wind-generated power, operating 10 wind parks with 138 wind power generating facilities and a total capacity of 242 MW. BEWAG and BEGAS are consolidated at equity in the consolidated financial statements of the EVN Group.

Other Business investments

The consolidation range of companies reported as Other Business investments primarily relates to operations in the fields of internal facility management and consulting & engineering services on behalf of the EVN Group, which are encompassed in the Utilitas Group.

Corporate governance

Corporate bodies

Executive Board



Burkhard Hofer
Spokesman of the Executive Board

Born 1944, Doctor of Law. Joined EVN in 1980. Member and Speaker of the EVN Executive Board since March 2005. Burkhard Hofer has executive responsibility for the Energy Procurement and Supply business unit and the Environmental Services business segment, as well for procurement and purchasing, controlling, customer relations, finance, Group accounting (incl. investor relations), general administration and corporate affairs, information and communications and human resources.



Peter Layr
Member of the Executive Board

Born 1953. Doctor of Technical Sciences. Joined EVN in 1978. Member of the EVN Executive Board since 1999. Peter Layr has executive responsibility for the Networks and South-eastern Europe business units, as well as for data processing, environmental controlling and safety.



Herbert Pöttschacher
Member of the Executive Board

Born 1949. Degree in Surveying, Urban, Regional and Environmental Planning. From 1991 to 1995 member of EVN Supervisory Board. Member of the EVN Executive Board since July 1995. Herbert Pöttschacher has executive responsibility for the Generation business unit, as well as for internal auditing, administration and construction.



Members of the Supervisory Board

Name (Date of initial appointment)	Other functions	Independence Rule 53[1]	Independence Rule 54[2]
Shareholder representatives			
Rudolf Gruber Chairman (January 19, 2005)	Member of the Supervisory Board of several non-listed companies	no	yes
Stefan Schenker Vice-Chairman (December 12, 1996)	Forestry engineer	yes	yes
Gerhard Posset Vice-Chairman (December 12, 1995)	Secretary, Lower Austrian Executive Committee of the Austrian Trade Union Federation	yes	yes
Walter Aigner (December 12, 1996)	Chairman of the Works Council, Spar Österreichische Warenhandels-AG, Sankt Pölten	yes	yes
Amir Ghoreishi (January 12, 2006)	Chairman of the Executive Board of EnBW Beteiligungen AG	yes	no
Norbert Griesmayr (January 12, 2001)	Chairman of the Executive Board of VAV Versicherungs-Aktiengesellschaft	yes	yes
Gottfried Holzer (June 22, 1987)	Director of the Lower Austrian Chamber of Agriculture	yes	yes
Dieter Lutz (January 12, 2006)	CEO, BENDA-LUTZ INTERNATIONAL Holding GmbH and BENDA LUTZ-WERKE GmbH	yes	yes
Reinhard Meißl (January 12, 2006)	Head of the finance department, Provincial Government of Lower Austria, CEO NÖ Landes-Beteiligungsholding GmbH	yes	no
Bernhard Müller (January 12, 2006)	Mayor of Wiener Neustadt	yes	yes
Wolfgang Peterl (January 12, 2001)	Mayor of Korneuburg	yes	yes
Martin Schuster (January 12, 2006)	Mayor of Perchtoldsdorf	yes	yes
Michaela Steinacker (January 12, 2001)	CEO, ÖBB-Immobilienmanagement GmbH	yes	yes
Employee representatives			
Franz Hemm (May 5, 1994)	Chairman of the EVN Central Works Council, Vice-chairman of the Lower Austrian Chamber of Labour		
Rudolf Rauch (April 2, 1993)	Vice-chairman of the EVN Central Works Council		
Manfred Weinrichter (January 1, 2001)	Vice-chairman of the EVN Central Works Council		
Paul Hofer (April 1, 2007)	Member of the Works Council		
Otto Mayer (May 12, 2005)	Member of the Works Council		
Helmut Peter (May 12, 2005)	Member of the Works Council		
Peter Ruis (August 1, 2000 – April 1, 2007)	Member of the Works Council		
Franz Ziegelwagner (March 22, 2004)	Member of the Works Council		

No member of the Supervisory Board has a comparable position in any other domestic or foreign listed company.
The terms of office of all Supervisory Board members expire at the end of the Annual General Meeting resolving upon matters pertaining to the 2009/10 financial year.
1) Rule 53/Aust. Corp. Gov. Code: independence from EVN/Executive Board
2) Rule 54/Aust. Corp. Gov. Code: no representatives of shareholder with a shareholding exceeding 10%
A list of the Supervisory Board committees can be found on pages 16 and 17.

Report of the Supervisory Board

Ladies and gentlemen!

Successful financial year ensures growth and future development

In the 2006/07 financial year, the EVN Group continued its past successful business development in all business areas, both domestically and internationally. This applies particularly to the consolidation of EVN's energy operations in Bulgaria and the integration of ESM AD's business in Macedonia. The extension of EVN's activities in the fields of water, wastewater and waste incineration in Central and Eastern Europe also led to profitable growth, laying the groundwork for a positive, future-oriented international development of the EVN Group. The Supervisory Board actively monitored and supported this development as part of its designated duties and responsibilities, convening for five meetings during the period under review. The rate of attendance at these meetings was 83%. No member missed more than 50% of the meetings. The working committee and the accounting committee of the Supervisory Board each convened two times during the period under review. The Executive Board reports provided the Supervisory Board with timely and comprehensive information about all relevant business development issues, the risk situation and main Group companies. Thus the Supervisory Board was able to continually supervise and support the Executive Board's management activities. The Supervisory Board also approved EVN's new mission statement and its Strategy 2010. The key decisions of the past financial year included the approval of the acquisition of shares in Burgenland Holding Aktiengesellschaft and a further stake in Rohöl-Aufsuchungs Aktiengesellschaft, the acquisition of district heating supplier TEC Plovdiv, the expansion of the Dürnrohr waste incineration facility (third waste incineration line), the acquisition of a stake in Sankt Pölten's district heating company, the construction of a district heating pipeline from Dürnrohr to Sankt Pölten and EVN's assuming responsibility for operating the municipal water supply networks in Bisamberg and Pressbaum.

Unqualified opinion and approval of consolidated financial statements of EVN AG and EVN Group

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, was appointed as EVN's certified public accountants for 2006/07, starting October 1, 2006 and ending September 30, 2007. KPMG examined the annual accounts of EVN AG and the Management report submitted by the Executive Board as at September 30, 2007, prepared in accordance with Austrian accounting regulations. KPMG presented an audit report, and issued an unqualified opinion. Following detailed scrutiny in the accounting committee and the entire body, the Supervisory Board approved the financial statements and the consolidated financial statements as at September 30, 2007, submitted by the Executive Board, the respective Management report and the proposals for the distribution of profits. The financial statements as at September 30, 2007 are thereby approved, pursuant to § 125 (2) of the Austrian Stock Corporation Act. These statements were prepared pursuant to International Financial Reporting Standards (IFRS) and audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, which issued an unqualified opinion. The Supervisory Board approved the consolidated financial statements, the explanatory notes and the Management report.

Thanks to employees and management

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work during the 2006/07 financial year. It also extends its thanks and recognition to all employees of the EVN Group for their endeavours and successful cooperation, and even greater commitment in the interests of the company during the period under review, particularly in the light of the integration of the new subsidiaries in Bulgaria and Macedonia.

Maria Enzersdorf, December 12, 2007

On behalf of the Supervisory Board
Rudolf Gruber
Chairman of the Supervisory Board

Corporate governance report

EVN is an Austrian public limited company listed on the Vienna Stock Exchange. For this reason, in addition to Austrian regulations, in particular stock corporation and capital market laws, legal regulations applying to the right of co-determination on the part of employees, as well as the company by-laws, the Austrian Corporate Governance Code provides the overall framework for the company's corporate governance policies.

Commitment to the Austrian Corporate Governance Code

EVN's commitment to corporate governance

The Executive Board and the Supervisory Board of EVN are committed to abide by the principles of good corporate governance, thus fulfilling the expectations of domestic and international investors who demand the management and control of EVN to be carried out in a responsible, transparent and sustainable manner. Effective June 1, 2006, EVN decided to fully comply with the Austrian Corporate Governance Code in accordance with the valid and binding version published in January 2006. Beforehand, EVN had already committed itself to explicitly adhere to the goals laid down in the Austrian Corporate Governance Code, and to fulfil most of its guidelines.

The standards specified in the Austrian Corporate Governance Code are divided into three categories. The first category of rules (Legal Requirements) based on binding regulations, is to be observed by all Austrian listed companies, and is also adhered to unconditionally and without qualification by EVN. In regards to the C-rules (Comply or Explain), listed companies are required to publish regular statements disclosing the extent of their compliance. EVN provides a detailed explanation of any deviations from these rules online at www.investor.evn.at/Corporate_Governance. In contrast, R-rules represent recommendations, allowing deviations to occur without having to provide an explanation.

Variable profit-sharing scheme for Executive Board and top management

Due to a change in the remuneration system carried out in the 2006/07 financial year, EVN has been able to adhere to C-rule 27 pertaining to a performance-based remuneration of the members of the Executive Board and top management, with which EVN only partially complied during the previous financial year. A variable profit-sharing scheme has also been introduced for top managers, in which approximately 75% of their total remuneration is comprised of an annual fixed salary, and 25% represents performance-based pay. 35% of the profit sharing scheme is based on the development of the results from operating activities (EBIT), 35% on return on capital employed (ROCE), and the remaining 30% on achieving individual targets which have been set.

Deviations from C-rules

Due to the distinctive characteristics of the Austrian energy industry and specific conditions applying to EVN, the company does not adhere to the following C-rules stipulated in the Austrian Corporate Governance Code:

Publishing of proposals

Rules 4 and 5
Publishing all proposals and materials, including the texts of the proposals and counterproposals made by shareholders as well as Supervisory Board candidates on the Website of the company, including the possibility to download the information, seems neither appropriate nor practical, due to the fact that this information is not to be considered as information for the public domain, but is only of relevance to shareholders. In EVN's view, only shareholders should be allowed to have access to the material. Furthermore, shareholders who submit proposals also have the right to confidentiality.

Rule 16
Given the fact that the Executive Board consists of three members, there can be no tied vote in adopting a resolution. For this reason, appointing a Chairman, who would have the right to make the final decision in case of a tie and cast the tie-breaking vote, is not necessary. The spokesman of the Executive Board is responsible for directing meetings and representing the Executive Board to other target groups, and also to the Supervisory Board (Rule 37).

Rules 38 and 41
In terms of the procedure for filling positions on the Executive Board, EVN is required to act in accordance with the legally binding provisions of the Austrian Law Governing the Filling of Positions. In this case, the recommendations contained in the Corporate Governance Code can only be partly carried out. In terms of the recommended age limit, EVN considers the qualifications of the candidates to have a higher priority than an imposed age limit.

Filling positions on the Executive Board

Rule 52
EVN currently has 13 elected members on the Supervisory Board due to the company's shareholder structure and in the spirit of ensuring the most diverse representation of interests possible. The composition of the current Supervisory Board was determined before the voluntary commitment on the part of EVN to comply with the Austrian Corporate Governance Code. Following the reduction in size of the Supervisory Board in 2006, from 15 members in the past to 13 members at present, EVN intends to implement a step-by-step downward adjustment to streamline the Supervisory Board to the recommended level of ten members.

Composition of the Supervisory Board

Rule 55
The selection of the current Vice-Chairman of the Supervisory Board took place before the voluntary commitment on the part of EVN to comply with the Austrian Corporate Governance Code.

Rule 57
In terms of the recommended age limit for members of the Supervisory Board, EVN considers the qualifications of the particular candidate to have a higher priority than an imposed age limit.

In addition, the Executive Board and the Supervisory Board of EVN formally declare their commitment to fully observe and abide by the L-rules and C-rules of the Austrian Corporate Governance Code. Only a small number of deviations from the R-rules exist.

Clear-cut separation of corporate management and control responsibilities

Austrian stock corporation law prescribes a dual management system, which stipulates a strict separation between management bodies (i.e. Executive Board) and controlling bodies (i.e. Supervisory Board). It is not permitted to be a member of both.

Clear-cut division of responsibilities

Management of the company by the Executive Board

The Executive Board of EVN consists of three members. In the case of the Supervisory Board not exercising its right to appoint the Chairman or Speaker, the Executive Board itself shall elect a Speaker. The Executive Board has the sole responsibility to manage the company, with the diligence and prudence of a dutiful, conscientious manager, and shall endeavour to promote the well-being of the company by taking into consideration the interests of the shareholders, the employees and the general public. The basis for the work of the Executive Board are the relevant legal regulations as well as the statutes laid down in the company by-laws, and the internal rules of procedure for the Executive Board as stipulated by the Supervisory

Executive Board's room for manoeuvre



Co-decision making duties of the Supervisory Board

Board. The Austrian Corporate Governance Code contains important rules of conduct. Without attempting to place any constraints on the overall responsibility assumed by the Executive Board, the Supervisory Board shall take account of the particular demands placed on the management to determine the composition of the Executive Board as well as the delegation of responsibilities. Specified areas of the business are reserved for joint discussions and decision-making on the part of the entire Executive Board. Moreover, certain business transactions require the express consent of the Supervisory Board as regulated by law, or a previous resolution passed by the Supervisory Board. The company by-laws contain a detailed list of such cases.

Reporting obligation of the Executive Board

Reporting obligations to committees; quarterly reports; key developments

In accordance with organisational-legal regulations, the Executive Board is required to report to the Supervisory Board. Reporting standards also apply to Supervisory Board committees. The Executive Board's reporting obligation also encompasses regular information about business developments at the entire Group, and matters of importance relating to Group subsidiaries.

Supervisory Board

Composition of the EVN Supervisory Board

The Supervisory Board of EVN AG consists of 13 shareholder representatives elected by the annual general meeting, as well as seven employee representatives selected by the EVN Central Works Council. The Supervisory Board is led by a chairman and two vice-chairmen, who are chosen by the Supervisory Board itself. In a meeting convened on May 29, 2006, the Supervisory Board approved a resolution stipulating that the proportion of independent members is to be set at 50%. The independent members of the EVN Supervisory Board, as defined by Rules 53 and 54 of the Austrian Corporate Governance Code, are listed in the chart on page 12.

The Supervisory Board exercises its job according to regulations laid down in stock corporation law, as well as in the company's statutes. Additional guidelines regulating the behaviour of the Supervisory Board are stipulated in the internal rules of procedure for the Supervisory Board as well as in the Austrian Corporate Governance Code.

Supervision of the Executive Board by the Supervisory Board

It is the particular responsibility of the Supervisory Board to supervise the work of the Executive Board, from whom they are authorised to demand a report at any time concerning all relevant aspects of business development at the company. The scope of business transactions requiring the formal consent of the Supervisory Board, as stipulated in the Austrian Stock Corporation Act (§ 95 Section 5), can be extended by a resolution of the Supervisory Board itself. The internal rules of procedure for the Executive Board and the Supervisory Board contain a detailed list of such business transactions and measures.

Supervisory Board committees

Committees, duties and responsibilities of the Supervisory Board

The Supervisory Board convenes as a plenum, inasmuch as individual matters of importance have not been delegated to committees set up by the Supervisory Board. At present, the following committees have been established, each of which is required to include at least three members of the Supervisory Board:

- The **accounting committee** (audit committee pursuant to the Austrian Stock Corporation Act § 92 Sect. 4 and Sect. 4a) is responsible for evaluating and preparing the Report of the Supervisory Board approving the financial statements and the consolidated financial statements, the proposal of the Executive Board in regards to the distribution of profits, and the Management report pertaining to the company and the Group.
- The **personnel committee** deals with personnel issues pertaining to the Executive Board, including succession planning.

- The **working committee** is responsible for carrying out the specified tasks assigned to it by the entire Supervisory Board. In certain urgent cases, the working committee is authorised to give its consent to specified business transactions on behalf of the Supervisory Board, in accordance with the internal rules of procedure applying to the Supervisory Board.

The Supervisory Board is authorised to set up other committees composed of its members with responsibility for preparing its consultations and resolutions, monitoring compliance with its resolutions, or deciding upon relevant matters pertaining to business developments at the company, as assigned to it by the Supervisory Board.

Working, accounting and personnel committees

Working committee
Rudolf Gruber (Chairman)
Stefan Schenker
Gerhard Posset
Reinhard Meißl
Franz Hemm
Manfred Weinrichter

Personnel committee
Rudolf Gruber (Chairman)
Stefan Schenker
Gerhard Posset

Accounting committee Audit committee pursuant to § 92 Sect. 4/4a Austrian Stock Corporation Act
Stefan Schenker (Chairman)
Rudolf Gruber
Gerhard Posset
Reinhard Meißl
Bernhard Müller
Franz Hemm
Rudolf Rauch
Manfred Weinrichter

Remuneration report

Success sharing bonus programme for the Executive Board (Rule 30)

Performance-based profit-sharing

Contractually fixed salaries comprise approximately 75% of the annual income paid to the members of the Executive Board, whereas the remaining 25% represents performance-based pay. 35% of the profit sharing scheme, for which a maximum limit has been predetermined, is based on the results from operating activities, 35% on the return on capital employed (ROCE), and 30% on three individual targets which have been set. There are different forms of retirement benefits, ranging from a pre-defined percentage of the remuneration applicable in the final period of the employment contract to a pension fund. Generally speaking, prevailing legal regulations apply in the case of termination of employment.

Higher remuneration due to annual salary adjustments and variable profit-sharing

The total remuneration paid to active members of the Executive Board in the 2006/07 financial year amounted to TEUR 1,186.4 (previous year: TEUR 1,075.0). Moreover, pension commitments for these Executive Board members totalled TEUR 8,167.8 (previous year: TEUR 6,152.0). The increase in the salaries and pension commitments for members of the Executive Board in comparison to the previous financial year resulted from the annual salary adjustments as well as the above-mentioned variable profit-sharing scheme. This remuneration includes any specified payments in kind. One member of the Executive Board assumed a management position in another company during the period of review with the formal permission of the Supervisory Board. Disclosure of individual remuneration is considered to represent a personal decision on the part of the Executive Board members. EVN itself will not disclose details pertaining to the individual remuneration packages. As a result, the company does not comply with the recommendations contained in Rule 31 of the Austrian Corporate Governance Code.

Share options (Rule 29)

No share option programme has been set up for members of the Executive Board or the top management of EVN.

Directors' Dealings (Rule 70)

There were no directors' dealings reported in the EVN Group during the 2006/07 financial year.

Remuneration for the Supervisory Board (Rule 51)

The remuneration paid to members of the Supervisory Board has been set as an annual fixed salary of EUR 180,000. The chairman of the Supervisory Board is granted 12.5% of the above mentioned amount, whereas 8.5% each is to be paid to the two vice-chairmen, and slightly more than 7% to each of the other members. A lump-sum payment totalling EUR 170 is to be paid to each of the members for each of the sessions of the Supervisory Board which is convened and which the particular member attends.

Contracts requiring the approval of the Supervisory Board (Rule 48)

No member of the Supervisory Board has concluded contractual agreements with EVN or one of its subsidiaries, which entitles the Supervisory Board member to more than an insignificant payment. Such contracts would be subject to the obligatory approval of the Supervisory Board.

Auditing fees

The auditing of the consolidated financial statements of EVN for the 2006/07 financial year is being carried out by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. Total auditing and consulting costs amounted to EUR 1.07m (previous year: EUR 0.65m). 58.4% of the fees paid by EVN to KPMG were for auditing services, 4.2% for audit-related services, 32.2% for tax consulting services and 5.2% for other consulting services.

Shareholders and Annual General Meeting

One share – one vote

The shareholders of EVN shares make use of their legal rights in the annual general meeting, and exercise their voting rights. Each share of EVN AG is granted one vote. There are no preferential shares of EVN stock, or shares with multiple voting rights. The right to make certain important decisions, primarily in regards to the distribution of profits, the discharging of the members of the Executive Board and the Supervisory Board, the selection of the auditors for the financial and consolidated financial statements, and the election of the members of the Supervisory Board, is reserved to the annual general meeting by Austrian law or by the company's statutes. Moreover, the annual general meeting has the right to make decisions pertaining to changes in the company by-laws, and capital raising measures. The results of the 78th Annual General Meeting of EVN, held on January 18, 2007, are available on the EVN Website in English at www.investor.evn.at/e-investor/Hauptversammlung.asp.

Internal control

No major objections

At EVN, there exists an internal auditing department which reports directly to the Executive Board, and to the accounting committee of the Supervisory Board. It is responsible for overseeing auditing and controlling throughout the EVN Group. Separate auditing departments were set up at EVN's two subsidiaries in Bulgaria and Macedonia. The internal technical and financial audits did not reveal any major deficiencies.

Risk management

Comprehensive description of current risks

As an internationally operating company, EVN is subject to a wide variety of risks. The risk management system of the company was upgraded in order to effectively manage these risks, which had to be newly defined as a consequence of the company's successful internationalisation, as well as to fulfil legal regulations. The cornerstone of EVN's risk management is unified, Group-wide guidelines enabling a comprehensive description of the current risk situation. Its overriding goal is the early identification of potential risks, in order to allow the operative business units to promptly initiate suitable countermeasures designed to minimise damage.

Risk management at EVN is carried out in a two-stage system. Risk management committees monitor risks in the operative business units on location, regularly reporting to the central operative and strategic risk control staff responsible for evaluating the information provided with the support of specially designed software. The resulting risk analysis is conveyed to the Executive Board on an ongoing basis. A detailed presentation of risk categories and EVN's risk management system can be found on page 54.

Compliance – preventing the misuse of insider information

No major deficiencies identified by the compliance manager

In fulfilling the regulations stipulated in the Austrian Stock Corporation Act and the Stock Exchange Act, the Austrian Compliance Code for the issuers of securities and the Directive of the European Parliament on insider dealing and market manipulation, EVN has developed a comprehensive set of rules designed to prevent the misuse of insider information. 16 permanent and four ad-hoc areas of EVN's business have been designated as strictly confidential. The affected employees are continually given extensive training. Compliance and confidentiality are monitored and evaluated by a specially-designated compliance officer, reporting directly to the Executive Board. In the 2006/07 financial year, the ongoing monitoring carried out by the compliance officer did not reveal any deficiencies.

Report regarding the evaluation of the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Austrian Corporate Governance Code

We gave evaluated the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Austrian Corporate Governance Code in the year 2006/07. Adherence to the individual regulations and public reporting are the responsibility of the company's Executive and Supervisory Boards. Our task is to issue a report concerning adherence to the Austrian Corporate Governance Code.

We conducted our evaluation in line with the regulations of the International Federation of Accountants (IFAC) for commission relating to the completion of agreed audits in the case of financial information (ISRS 4400). These standards require that the evaluation be planned and performed in such a manner that reasonable assurance is achieved as to whether the declaration of the Executive and Supervisory Boards concerning the observance of the Austrian Corporate Governance Code is free of material disstatement. The evaluation mainly consisted of questioning of the persons responsible, random checks on adherence to the Austrian Corporate Governance Code, and an assessment of the declarations provided.

During our evaluation, we did not discover any facts that contradicted the declaration of the Executive and Supervisory Boards concerning compliance with the Austrian Corporate Governance Code by EVN AG.

Vienna, November 19, 2007
KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler m.p.	Maximilian Schreyvogl m.p.
Austrian Chartered Accountant	Austrian Chartered Accountant

Corporate strategy

Key objectives

Orientation of business operations to profitability and sustainability

The strategic goal of EVN, in its capacity as an independent, listed energy and environmental services provider coordinating business operations from its headquarters in Lower Austria, is to achieve a strong market position in selected Central and Eastern European markets, and to maintain this leadership on a long-term basis. EVN sees itself as a reliable partner to its customers, providing high quality services at competitive prices. These high standards of quality are made possible by dedicated employees, who are offered career advancement opportunities, fair salary levels and attractive working conditions. On the basis of these goals, EVN is committed to implement a sustainability-oriented corporate management, convinced that the targeted, ongoing enhancement of shareholder value can only be achieved by integrating all relevant stakeholder groups. Supported by active, transparent communications, this sustained increase in value is designed to lead to a corresponding increase in the price of the EVN share, which, combined with an attractive dividend policy, will ensure a suitable return on the capital invested.

Strategic plans and goals up to 2010

During the 2006/07 financial year, the EVN Group defined its strategic priorities and goals up until the year 2010, working in close collaboration with the Supervisory Board. The four cornerstones of this strategy will be presented below. EVN's strategy to counteract and manage the resulting risks is explained on page 54.

1. Two-pillar strategy – Energy and environmental services

Operational diversification

At the beginning of the new millennium, the EVN Group initiated an operational diversification drive, successively expanding its historical core business activities in the Energy segment to encompass environmental services such as waste incineration, supplying drinking water and wastewaster treatment. Since the 2005/06 financial year, this increasing importance of environmental services has been reflected in the company's financial reporting. In addition to the Energy segment, the environmental services provided by EVN have been merged into a new Environmental Services segment. Whereas the Energy segment focuses on Lower Austria and the South-eastern European markets of Bulgaria and Macedonia, the geographical outreach of EVN's environmental services has expanded to include 12 countries in Central and Eastern Europe.

EVN's traditional core business		... expanded to encompass related infrastructure activities
Energy[1]		**Environmental Services**[2]
Generation	▷	Waste
Networks		Water
Procurement and Supply	▷	Wastewater

1) Electricity, gas and heating
2) Construction and operations

Synergies in the Energy and Environmental Services segments

Although the Energy and Environmental Services segments are hardly comparable in size and are managed as two separate business areas, it is vitally important for EVN to support the strategic interaction of the two segments, in order to exploit potential synergies:

- Setting up of a joint customer base (services under one roof)
- Exploitation of technological know-how in the Energy segment to benefit the Environmental Services segment
- Regional synergies in distribution and sales
- Expanded competencies of central administrative departments
- Optimal use of financial resources

2. Organic and external growth with a focus on Central and Eastern Europe

With the exception of an ongoing rise in demand, the growth potential of EVN in the Lower Austrian energy segment is limited. This premise applies chiefly to the electricity business, whereas organic growth can be achieved in the gas and heating segments by expanding network and production capabilities.

Foundation for future growth in Bulgaria and Macedonia

EVN has entered a new dimension in its business operations, thanks to its internationalisation drive in previous years, reflected in the expansion to Bulgaria and Macedonia. EVN has successfully laid the groundwork for its future growth, due to the fact that both economies are in the midst of a deep-seated transformation process featuring high growth rates. To ensure a secure energy supply for its approximately 2.3 million customers in Bulgaria and Macedonia, EVN plans to successively build up its own power generating capabilities in these markets. A first step in this direction was taken during the period under review with the acquisition of TEZ Plovdiv, Bulgaria's second largest district heating facility.

Further expansion opportunities in South-eastern Europe under evaluation

EVN presented the Albanian Government with feasibility studies for the construction of three peak load storage power stations, which were recognised as being in the public interest. Subsequently, EVN was already granted 10 out of 100 evaluation points for the upcoming tender process. In addition to these efforts, EVN is closely examining other potential expansion opportunities in South-eastern Europe.

3. Strong financials, transparency and solid dividend policy

Confirmation of stable and sound balance sheet structure by rating agencies

EVN has been listed on the Vienna Stock Exchange since 1989. Despite the limited number of shares in free float, EVN has proven its value as an attractive and stable investment. The dialogue with existing and potential shareholders as well as analysts is carried out in a pro-active and transparent manner, in order to convey a realistic impression of the company, and thus enable a fair evaluation on the part of all capital market participants. The key fundamentals required to ensure sound financials are an equity ratio of at least 40%, combined with excellent assessments by external rating agencies, which provide the basis for optimal financing structures and costs. EVN categorically excludes any possibility of implementing capital increases just to finance its existing business activities. Moreover, EVN is pursuing a dividend policy focusing on a sustainable development of the company while continually increasing dividends.

4. Sustainable corporate management

Economic, ecological and social responsibility

The overriding objective of all EVN activities is to assume long-term responsibility towards future generations. In economic terms, the goal is to operate in the best interests of shareholders and customers, without losing sight of the necessity to fulfil ecological demands such as climate protection and the careful use of natural resources. The third dimension is taking the needs of employees and those of society in general into consideration. The current sustainability report provides detailed information on how much energy EVN is devoting to mastering these challenges.

Energy Segment

Challenges and developments

In the Energy segment, EVN is primarily confronted with the following challenges and developments:

International competition and consolidation process

Following the liberalisation of Europe's electricity and gas markets, the question of the size of the business (critical mass) has increasingly emerged as a crucial issue.

Growing demand for energy in the face of limited power generating capacity

European energy consumption is rising by about 2% annually. In the initial years after market liberalisation, electricity companies curtailed their investments in power plants, considerably widening the gap between supply and demand. This development also applies to power grids, particularly international high-voltage networks.

Rising primary energy procurement costs

The rise in primary energy prices as well as political uncertainties in important supply regions in recent years has led, in some cases, to a massive increase in the procurement and sourcing costs for oil, gas and somewhat less for coal. Since the beginning of 2005, this trend has been strengthened by the required CO_2 emission certificates.

Implementation of the Kyoto targets and other environmental protection measures

The EU has set a target of achieving a 20% reduction in CO_2 levels by 2020 compared to 1990. The environmental obligations represent an enormous cost burden on utility companies but will stimulate them to boost their investments in renewable energy sources.

Initiatives

In its own sphere of influence, EVN is pursuing the following initiatives:

Integration of electricity, gas and heating

The vertical convergence of electricity, gas and heating, a strategy which EVN has been implementing since the middle of the 1980s, enables the company to realise significant synergies. This approach will be intensified in the future, also in regards to EVN's foreign business activities.

Vertical integration along the value chain

A balance between own power generating capacities and actual distribution volumes comprises the underlying basis for active risk management and a sustainable business model. Hence the medium-term target is to generate at least 40% of electricity sales from own power generating facilities or procurement rights (2006/07 level: 19.1%). The use of primary energy sources should involve a balanced mix of thermal energy, hydroelectric power and renewable energy sources. EVN aims to raise the share of renewable energy sources as a proportion of total electricity generation from the current level of one-quarter to a third by the year 2010. The goal is to achieve a greater degree of autonomy from purchase price fluctuations, which in turn would allow end customers to more reliably calculate their energy costs.

Leading market positions

In order to achieve economies of scale, EVN strives to achieve a leading market position in all the markets in which it operates, either on its own or by concluding strategic partnerships.



Organic growth and acquisitions

The subsidiaries in Bulgaria and Macedonia will be restructured and profitably streamlined in line with EVN's business model in Lower Austria. The restructuring process in Bulgaria has been completed for the most part, whereas it is still under way in Macedonia. Further value enhancing acquisitions are envisioned as a means of overcoming the constraints placed by limited growth opportunities in Lower Austria.

Energy concept for the Lower Austrian Central Region

Future-oriented expansion of the Dürnrohr facility

Over the next few years, EVN will implement a comprehensive energy concept in the Lower Austrian Central Region, which not only more effectively ensures a reliable and secure energy supply, but also succeeds in taking ecological and economic considerations into account. The EVN facility in Dürnrohr serves as the basis for the project. Through construction of a third waste incineration line, total waste incineration capacity will climb from 300,000 t to 500,000 t upon completion in the year 2009. The process steam arising from waste incineration will be utilised by the neighbouring district heating plant to generate electricity and heat. Moreover, the construction of a biomass pilot plant represents a new approach to power generation. Biogas could serve as a substitute fuel in power plants, and thus enable a further diversification of the energy resources in use. By the start of the 2009/10 heating season, a 31 km long district heating pipeline to Sankt Pölten will be built, supplying more than two-thirds of the city's district heating requirements with heat from Dürnrohr (district heating plant, waste incineration and biomass pilot plant). The total investments cost for the above-mentioned projects will amount to over EUR 200m.

Expansion of power generating capacity abroad

Completion of Walsum coal-fired power plant

In order to expand its power generating capacity in other countries, EVN is currently focusing on the successful completion of a coal-fired power plant in Duisburg-Walsum, Germany, with a total capacity of 790 MW. The project is being carried out in cooperation with Evonik Steag GmbH. The ground-breaking ceremony took place in November 2006. Operations are expected to commence in 2010. In Macedonia, ESM AD has 11 small hydroelectric plants with a capacity of 39.5 MW, which EVN plans to modernise and upgrade in the next few years. Seven plants are currently leased.

Environmental Services segment

In recent years, the Environmental Services segment has become an important cornerstone of EVN's business operations, and makes a significant contribution to the company's growth. EVN is pursuing the following goals relating to its environmental services activities:

Comprehensive services

The services provided by EVN range from planning, financing and construction to the management and operation of facilities. This positioning will be strengthened along the entire value added chain, enabling the further development of technologies during ongoing operations as well as incorporating the valuable feedback gained in the field of plant management into future planning processes.



Effective risk management

The project business involves an aggregation of risks, which EVN deals with by means of an effective risk management system. Moreover, the work is handled by project companies, precluding the right of recourse against EVN.

From sub-contractor to supplier

The business model is designed to change EVN's focus away from the project business and increasingly position the company as a long-term operator and service provider. The resulting exploitation of strategic advantages and synergies serves as the basis for expanding partnerships with communities, ensuring base capacity utilisation and the best possible application of existing technological competencies.

Value-oriented corporate management

EVA and ROCE

The management of the EVN Group is oriented to achieving a sustainable increase in shareholder value for the entire EVN Group as well as for the individual business segments. EVN relies on a unified, Group-wide controlling system which ensures an efficient utilisation of the capital employed.

The main indicators used to assess the value development of EVN's business operations are economic value added (EVA®) and the rate of return on capital employed (ROCE). Accordingly, all investment decisions are evaluated in terms of their impact on the sustainable value of the enterprise. Transparency about value creation in the EVN Group is the basis for the strategic allocation of capital to the individual business segments.

The value contribution reflects the operational performance of the EVN Group. A positive value contribution is achieved when the Group net profit less the cost of capital (NOPAT) is higher than the costs required to finance the capital employed (as measured against the WACC). The definition of the indicators used in this chapter can be found in the glossary.

Developments in 2006/07

The return on capital employed (OpROCE), adjusted for impairments, one-off effects and the market valuation of EVN's shareholding in Verbundgesellschaft, declined from 10.8% to 9.0% during the year under review. The reduction in the OpROCE of the EVN Group can be attributed to the decrease in taxable Group net profit less financing costs (NOPAT) as well as the increase in average capital employed.

The weighted average cost of capital after tax (WACC), adjusted for specific corporate and country risks, was 6.5%, similar to the previous year. On balance, the value contribution of the EVN Group amounted to EUR 77.5m, significantly below the record level achieved in the previous year.

EVA Development[1)]
EURm



120
100
80
60
40
20
0
82.9
118.8
77.5
2004/05
2005/06
2006/07

1) Excl. financial value development



Calculation of the cost of capital for the EVN Group	
Beta factor (ß)	1.0
Market risk premium (MRP)	5.0%
Risk-free interest rate	4.1%
Cost of equity	**9.3%**
Cost of interest-bearing debt[1]	4.5%
Corporate tax rate (25%)	1.1%
Cost of interest-bearing debt after tax	**3.4%**
Share of equity	50%
Share of interest-bearing debt	50%
Cost of capital after tax	**6.5%**

1) Average interest rate on long-term government bonds plus risk premium of 0.4% on debt.
The calculation of the cost of capital has been rounded off to the nearest decimal place.

Development of the value contribution		2006/07	2005/06	2004/05
NOPAT[1]	EUR m	275.2	298.2	230.5
Average capital employed[1]	EUR m	3,041.2	2,760.4	2,461.0
OpROCE[1]	%	9.0	10.8	9.4
WACC after tax	%	6.5	6.5	6.0

1) Adjusted for impairments and one-off effects. In order to consistently calculate the development of the value contribution, the market value of the Verbund shareholding is not taken into account in capital employed. The value increase in the shareholding is incorporated in the financial value contribution, which includes the share price changes and dividends of the Verbund share.

Energie Vernünftig Nutzen!



"We managed quite well to deal with conditions prevailing on the energy market in 2006/07. On balance, we ended up with quite respectable results."

"Energie Vernünftig Nutzen" is the German language slogan of the EVN Group, meaning "use energy carefully". The following is a discussion with the members of the EVN Executive Board, Burkhard Hofer, Peter Layr and Herbert Pöttschacher, about the challenges facing the energy industry, the positioning of EVN, and why it pays to invest in EVN shares.

Following the successful business development of the EVN Group in previous years, the outlook for the 2006/07 financial year was rather guardedly optimistic. How did the company actually perform?
Hofer: First off, we are not generally cautious in our forecasts, but simply realistic. Experience has demonstrated to us that the overall business environment has become increasingly volatile. We are not only dependent on how the weather develops, but our procurement costs are linked to the international energy market. The period under review was characterised by mild temperatures, which had a particularly dampening effect on gas and heating sales volumes. However, we managed quite well to deal with the conditions prevailing on the energy market, and, on balance, we ended up with quite respectable results. Despite the one-off effects last year – after all, we achieved the best results in the company history's during the 2005/06 financial year – we were able to slightly improve the results from operating activities, which rose 7%, to EUR 197.3m.

Layr: The unfavourable weather conditions were in contrast to price decreases for key primary energy sources. Our business development was sustained by our activities in the Environmental Services segment, which had an increasingly stabilising effect on EVN's overall performance.

Pöttschacher: Even a small consolidation effect helped us. For the first time, our Macedonian subsidiary ESM AD, which we acquired in April 2006, was included in the consolidated financial statements for the entire financial year.



"The integration of our subsidiaries in Bulgaria and Macedonia is proceeding on schedule. Important employee and procurement issues have been resolved."

How is the integration of the subsidiaries in Bulgaria and Macedonia proceeding?
Layr: The integration is proceeding on schedule. Our aim was to integrate the companies during their first three years in the EVN Group, and achieve further improvements. The integration process is taking place on many levels, impacting the employees as well as the standards of materials used and the quality of customer service. On balance, our original expectations concerning the acquisitions have been surpassed by far. We are talking about markets with enormous growth potential. Economic growth exceeds 5%, which naturally has an impact on energy requirements.

And isn't it a disadvantage that EVN does not have its own power generating capabilities there?
Hofer: We have a clearly defined market model. It first envisions that our expansion drive secures sales opportunities, followed later by investments in energy production. The opposite approach – to first acquire production facilities and then search for customers – would be significantly riskier and also more difficult. We could succeed in taking the first step towards acquiring our own production capacity in these markets by means of our purchase of TEZ Plovdiv, which supplies district heat to about 40,000 customers. The closing of the transaction is still pending.

Pöttschacher: I would like to add that the single buyer model is predominant in Macedonia and Bulgaria. That means that all electricity imports and exports, but also the transmission of electricity across regional power grids, are coordinated by a single national company. The tight grip of this system is being relaxed in Bulgaria, which is opening up new opportunities for us. We will naturally seize upon these chances, but only if they turn out to be profitable.



Peter Layr, Burkhard Hofer, Herbert Pöttschacher



"Naturally we will take advantage of all opportunities to build up our own production capabilities in South-eastern Europe."



"By 2010, we want to increase the share of renewable energy to 33%."

What are the future perspectives regarding EVN's expansion plans in Albania?

Hofer: By presenting the Albanian Government with feasibility studies for three hydroelectric power plants during the past financial year, we carried out important preliminary work for the upcoming tender process. We remain convinced that we will be able to succeed in realising our plans for hydroelectric power generation in Albania. After all, this approach to generating electricity is at the top of our priority list.

In such projects, how does EVN distinguish itself from its competitors?

Layr: EVN can provide all required services under one roof, from planning and financing to construction and ongoing operation. We are not a construction company which would actually consider this work to be unexplored territory, for the most part. Our core business, in which we boast an outstanding and more than sufficient know-how, encompasses the implementation of the entire project, including operating the particular facility for many years. We have one more competitive advantage: we already have market access in this region when it comes to selling and distributing energy.

Which investments are foreseen in Lower Austria?

Pöttschacher: In the preceding year, we already presented a comprehensive energy concept for the Lower Austrian Central Region. Based on our existing facilities in Dürnrohr, we will invest a total of EUR 200m in the upcoming years to increase capacity and improve efficiency. The integrated nature of the project is really impressive and makes sense. By creating a third waste incineration line, capacity will be increased to such an extent that it will be able to supply a large share of the district heating required by the provincial capital of Sankt Pölten, working together with the municipal utility company. A district heating pipeline with a length of about 31 km will be built, which will supply about two-thirds of the city's 6,000 customers. Process steam will be delivered to Agrana's bioethanol facility. Moreover, by next year a pilot plant to produce biogas will shed light on how reasonable the industrial production of biomass pyrolysis actually is. The package of measures also includes a logistics solution, which will set new standards. Through the construction of a rubber belt conveying system, we will be able to integrate the Danube waterway in our transport logistics.

Layr: Apart from increasing capacity and efficiency, we will come closer towards achieving our goal of boosting our power generating capacity from renewable energy sources to a level of 33% by the year 2010. Taking account of facilities currency under construction, the share of renewable energy sources is currently 20%.

What are the limits to exploiting renewable energy sources?

Layr: Naturally one has to look at the situation from different angles. Wind is limitlessly available. In this case, the land use regulations are the limiting factor, because they restrict the number of wind parks. However, in Lower Austria an exemplary legal framework has been created, which is why we still see further possibilities to expand. In the years to come, wind power will assume an important role in Europe's electricity mix.

Hofer: And even if we reach our limits in Austria, which as a landlocked country, does not offer the same range of possibilities as Germany, for example, with its off-shore facilities, we want to increasingly exploit our know-how in this field in South-eastern Europe, where the prerequisites for expanding our business are quite favourable.

Does wind power actually pay off?

Layr: Next to hydroelectric power, wind power is certainly the best renewable energy alternative which can be generated at marketable prices. This has been made possible by far-reaching technological changes. The first wind turbines had a capacity of 600kW each. In the meantime, capacity has increased four-fold to 2.5 MW. Of course, these developments naturally have a positive impact on profitability.

Pöttschacher: The problem with biomass is a different one. The resources are limited, and other sectors such as the paper or fuel industries also create demand for it. The limit is the amount of agricultural land under cultivation, in the same way that environmental protection measures place limitations on the use of hydroelectric power.

To what extent does the Austrian regulatory authority interfere in the market?
Hofer: In my judgement, the Austrian regulatory model is exemplary, and is being imitated by other European countries. Based on my daily experiences, I believe that liberalisation in Austria is functioning quite well, contrary to any complaints and reports on the part of the Austrian regulatory body.



"Our experiences day in and day out have demonstrated that market liberalisation in Austria is functioning well."

Don't partnerships such as EnergieAllianz Austria counteract liberalisation?
Layr: The EU foresees a unified market, even if there are actually many submarkets. In a European context, when it comes to 3 million customers, one can not realistically compare the situation to a monopoly. In other industries, such partnerships are common practice. From my point of view, the level of competition can not be measured by counting the actual number of customers switching energy providers, but determining to what extent the optimal preconditions for a liberalised market have been created. However, in Austria, the relatively low prices will tend to deter other providers from entering the market.

What visions do you have regarding strategic partnerships in Austria?
Hofer: We continue to strive for a cooperation with Verbundgesellschaft, even if we no longer prefer the past approach taken by the "Austrian Electricity Solution". Today, Verbundgesellschaft has emerged as our preferred supplier, also because it primarily generates energy with hydroelectric power, and it does so quasi on location. Moreover, there are opportunities for the two companies to work hand in hand in their foreign business operations.

Do you think utility companies should be publicly owned or not?
Hofer: On days in which there are widespread rumours about potential takeovers by foreign companies, the question is naturally raised about stabilising factors. From my point of view, such factors should be reflected in the shareholder structure, as is the case with EVN, in which Lower Austria owns a 51% shareholding.

Layr: In our investments we have to take a long-term perspective. The expected useful life of our facilities is between 30 and 40 years. The long-term nature of these investments should be reflected in terms of the capital provided. Which particular partner is involved does not matter so much.



"The concept for the Lower Austrian Central Region enables us to increase our power generating capabilities and use innovative technologies to achieve a sustainable increase in energy efficiency."

How do you convince your shareholders about EVN's potential?
Hofer: EVN is certainly not a temporary high flyer on the stock exchange. We focus our efforts on achieving stable, long-term growth, which of course also encompasses profitable, large-scale expansion projects. Moreover, we are well positioned globally. Whereas other companies are still searching for expansion opportunities in South-eastern Europe, we have effectively positioned the company in the region. We have also succeeded in establishing a second foothold by building up our business operations in the Environmental Services segment, a development which clearly has a stabilising effect. Our strategic investments in RAG and Verbundgesellschaft both have a similar effect, contributing to EVN's successful diversification. Finally, our dividend policy is also a persuasive argument. We offer shareholders a fair and continually increasing return on the capital invested. In the 2006/07 financial year, the total shareholder return amounted to 10% – despite a turbulent year on international stock markets.

EVN share and investor relations

Development of capital markets

Ongoing economic boom in Europe

Robust growth of the global economy

The global economy continued its dynamic growth in the year 2007, although the capital market turbulences arising in the interim as a result of the mortgage meltdown and real estate crisis in the USA caused a major stir. Together with the slight slowdown in US economic growth, these two developments led the U.S. Federal Reserve to carry out its first interest rate reduction in the last four years, slashing the prime rate by 50 basis points to 4.75%.

In contrast, the prime rate in the eurozone has been raised four times since October 2006, by a total of 100 basis points, to a level of about 4.0% at the end of September 2007. Interest rate developments did not exert any major influence on the global economy. The Central and Eastern European economies once again demonstrated a particular resilience in the face of crisis.

Strong but volatile stock market performance

Key indices register significant growth

The international stock markets performed favourably in line with the strong upward growth in the global economy, but were partly subject to massive downward adjustments in share prices in the spring and early summer of 2007. Nevertheless, numerous indices managed to reach record levels. The German DAX gained 30.9% in value during the period October 2006 – September 2007, whereas the European EuroStoxx 50 share index showed a rise of 12.4%. The U.S. Dow Jones Index registered 19.0% growth in comparison to the previous year, defying the restrictive interest rate policies of the U.S. Federal Reserve and reaching a new all-time high in the meantime. The Japanese Nikkei share index apparently suffered the most from the credit turbulence, only posting a modest gain of 4.1% in the same period.

In 2007, the Austrian economy performed disproportionately well in comparison to the rest of the eurozone. Austria's thriving foreign trade and the strong investment activity on the part of domestic companies continued to be important growth drivers of the country's economy. The ATX benchmark index of the Vienna Stock Exchange posted a rise of 17.0% from October 2006 to September 2007.

The EVN share

EVN market capitalisation
EURm



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,361
1,697
3,066
3,417
3,700
2002/03
2003/04
2004/05
2005/06
2006/07

Share price and trading volume 2006/07

The EVN share gained 8.3% in value during the period under review, and was traded at a share price of EUR 90.50 at the closing date of trading on September 28, 2007. The Dow Jones Stoxx Utilities sector index, which is relevant to EVN, registered growth of 24.9%. At the end of September 2007, the market capitalisation of the EVN share amounted to EUR 3.7 bn. During the 2006/07 financial year, the daily turnover in EVN shares on the Vienna Stock Exchange declined to an average of close to 19,000 EVN shares (counted once), from an average of 21,900 shares traded daily in the previous financial year. Subsequently, turnover in EVN shares amounted to 0.50% of total Vienna Stock Exchange trading volume during the period under review (previous year: 0.77%). Due to its limited liquidity, the EVN share was removed from the ATX, the index of the most liquid listed shares, effective September 24, 2007. The EVN share continues to be listed on the ATX Prime Index, in which the weighting reached a level of 1.11% at the end of September 2007, compared to 1.36% in the previous financial year. The weighting of the EVN share in the Vienna Stock Exchange Share Index WBI was 2.37% (previous year: 2.73%).

EVN share price – relative development


135
130
125
120
115
110
105
100
95
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2.10.2006
2007
EVN closing price
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

Shareholder structure


<14%
51%
>35%
NÖ Landesbeteiligungsholding 51%
EnBW > 35%
Free float < 14%

Shareholder structure

The shareholder structure of EVN has changed since the end of the 2005/06 financial year. On the basis of federal and provincial constitutional law requirements, the province of Lower Austria continues to be the major shareholder of EVN AG, with a stake of 51%. Lower Austria's shareholding is formally held via its investment holding, NÖ Landes-Beteiligungsholding GmbH. On October 23, 2006, the German electricity supplier Energie Baden-Württemberg (EnBW) announced that its stake in EVN AG exceeded the threshold of 35%. The remaining shares are in free float.

The 78th Annual General Meeting of EVN, held on January 18, 2007, formally passed a resolution authorising the Executive Board to buy back EVN's own shares amounting to 10% of the company's share capital. The authorised period for the buy-back is 18 months. The Executive Board had not used this share buy-back authorisation by the end of September 2007.

Total shareholder return


100
80
60
40
20
0
-20
2.1
-17.7
2.3
14.6
1.5
80.7
1.7
11.4
1.7
8.3
2002/03
2003/04
2004/05
2005/06
2006/07
Share price development in %
Dividend yield in %

Dividend policy

EVN's dividend policy is oriented towards achieving a sustainable development of the company and ensuring an increase in shareholder value. Accordingly, the proposed dividends are designed to provide an appropriate return for company shareholders on their invested capital, and simultaneously ensure long-term growth perspectives and fulfil future investment and financing requirements. EVN seeks to implement a step by step dividend increase, depending on the business development of the company.

The Executive Board will propose to the Annual General Meeting on January 17, 2008 that the dividend for the 2006/07 financial year be further raised by 7.1%, to EUR 1.50. This corresponds to a dividend yield of 1.7%. All in all, the total shareholder return amounts to about 10%. The comparative value has been 12.97% p.a. since the Initial Public Offering in 1989.



EVN bonds	Public bonds EUR	CHF	DEM	Private placements JPY	CHF
Amount	300m	200m	275m	8bn	200m
Due date	December 14, 2011	April 8, 2008	August 26, 2008	September 1, 2014	June 10, 2009
Maturity (yrs.)	10	10	10	20	5
Coupon (% p.a.)	5.25	3.25	5.00	5.20	2.43
ISIN	XS0140090514	CH0008577071	DE0002494200	XS0052014114	CH0018703709

EVN bonds

Within the context of implementing a long-term financing structure, EVN has issued several corporate bonds in different currencies in the past. A detailed list can be found in the notes to the balance sheet under the item "non-current financial liabilities".

Ongoing positive credit ratings

Confirmation of ratings

In March 2007, the rating agency Standard & Poor's confirmed EVN's long-term credit rating of A (stable outlook). The underlying reason for this rating is EVN's strong financial position, which remains on a solid basis despite the expanded presence of the company in the comparatively risky region of East and South-eastern Europe. Moody's maintained its rating of A1 (stable outlook). On the basis of these assessments, EVN continues to boast a very good credit rating in comparison to other European utility companies. In the course of the credit crisis, the spread on the bonds issued by EVN on the secondary market increased in the last quarter of the 2006/07 financial year.

The EVN share		**2006/07**	2005/06	2004/05
Share price at the end of September	EUR	90.50	83.58	75.00
Highest price	EUR	95.49	99.00	78.50
Lowest price	EUR	81.51	65.20	40.90
Value of shares traded[1]	EUR m	411	433	271
Average daily turnover[1]	Shares	18,943	21,900	19,301
Share of total turnover[1]	%	0.50	0.77	0.87
Market capitalisation at the end of September	EUR m	3,700	3,417	3,066

1) Vienna Stock Exchange, counted once

Value added		**2006/07**	2005/06	2004/05
Earnings/share	EUR	5.55	5.43	3.53
Dividends/share	EUR	1.50[1]	1.40	1.15
Cash flow/share	EUR	10.08	9.78	6.13
Book value/share	EUR	73.74	67.41	55.9
Price/earnings	x	16.3	15.4	22.2
Price/cash flow	x	9.0	8.5	12.2
Price/book value	x	1.2	1.2	1.3
Dividend yield	%	1.7	1.7	1.5

1) Proposal to the Annual General Meeting

Basic information

Share capital	EUR 99,069,392.62
Denomination	40,881,455 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depository	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, stable (Standard & Poor's)

Investor relations

High level of transparency

Through its extensive investor relations activities, EVN maintains an active and, above all, a regular dialogue with existing and potential investors as well as analysts. The basic principles underlying EVN's investor relations activities are simultaneous, open and comprehensive communications with all capital market participants, a high degree of transparency and pro-active reporting. Numerous opportunities were exploited in the 2006/07 financial year to provide information about the business development and strategy of EVN, within the context of press conferences, conference calls, roadshows and international conferences focusing on the utility sector. In addition to Austrian banks (CAIB, Erste Bank and Raiffeisen Centrobank), the international brokerages Société Générale and Sal. Oppenheim accompanied EVN to roadshows. In September 2007, EVN once again hosted an event for private investors, in which they were informed about the latest developments at the EVN Group. A visit to the Lower Austrian Provincial Exhibition or a tour of the museum and hydropower plant in Schwellöd was organised, in which 850 private shareholders participated.

The following financial institutions carry out regular analyses of the EVN share:
- **CAIB, Vienna**
- **Erste Bank, Vienna**
- **Raiffeisen Centrobank, Vienna**
- **Société Générale, Paris**

www.investor.evn.at

The EVN Website is designed to serve as an interactive communications tool. In addition to annual and quarterly reports, capital market announcements, roadshows and analyst presentations, the EVN Website also offers investors recordings of conference calls, online stock exchange information and numerous services tailored to the needs of investors. The current share price and the latest press releases are also available.

Internationally recognised annual report

In September 2007, for the 20th straight year, the Austrian business magazine "trend" honoured the best annual reports published in Austria. The evaluation was carried out in two categories: business reporting and media quality, both of which were equally incorporated into an overall ranking. In the business reporting category, EVN improved from 8th place to 4th place among all listed companies in Austria. EVN was rated 6th overall. Moreover, the company was awarded the "Corporate Governance" Prize for Excellence bestowed by trend magazine. The selection of EVN was justified on the grounds of its high degree of transparency in business reporting.

Financial calendar 2007/08[1]

79th AGM	January 17, 2008	Results H1 2007/08	May 29, 2008
Ex-dividend day	January 22, 2008	Results Q1–3 2007/08	August 28, 2008
Dividend payment	January 28, 2008	Annual results 2007/08	December 11, 2008
Results Q1 2007/08	February 28, 2008		

1) Preliminary

Contact

Information on the Internet:
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Investor Relations:
Klára Székffy
Phone: +43 2236 200-127 45
Fax: +43 2236 200-827 45
E-Mail: investor.relations@evn.at

Sustainable corporate management

CSR management

EVN is fully aware of its corporate social responsibility, and subsequently strives to safeguard and improve the quality of life enjoyed by its customers through responsible energy and environmental services. The qualifications and commitment of its employees serve as the basis for the company's future success. At the same time, EVN boldly faces urgent sociopolitical issues and is convinced, that only the involvement of all stakeholder groups will enable the company to achieve a sustainable increase in shareholder value.

Comprehensive sustainability report

Active corporate environmental protection has a long tradition at EVN. The first valid environmentally oriented mission statement was already formulated 17 years ago, and is the starting point for all environmental protection activities. At that point in time, the first corporate environmental report was published and later expanded into a social and environmental report in the year 2001. This marked the transition to the first comprehensive EVN Sustainability Report, which has been published annually since 2002. At the beginning of October 2005, EVN first implemented a CSR organisational structure. On the basis of the experience gained, the CSR system at EVN was restructured and improved at the beginning of 2007. The Corporate Social Responsibility Steering Committee is comprised of the entire Executive Board, and the heads of the environmental controlling and corporate communications strategic business units. Under the auspices of a specially designated CSR manager with a technical background, a CSR advisory team operates proactively, encompassing representatives from the following strategic business units: communications, human resources, investor relations, environmentally controlling and legal affairs. This advisory group is responsible for developing CSR principles and measures, as well as for implementation and communications. The entire process is supported by CSR representatives in all strategic business units of the EVN Group, who ensure appropriate internal communications and downstream measures.

Reporting in line with Global Reporting Initiative (GRI)

In the 2006/07 financial year, the top priorities of EVN's CSR activities were the expansion of EVN's CSR capabilities as described above, increasing the awareness of the necessity for CSR measures among EVN employees, integrating staff in developing a CSR programme and preparation of the current Sustainability Report.

CSR organisation

Restructured and improved CSR organisation at EVN

CSR steering committee (complete Executive Board, head of the Group functions Environment Controlling and Communications)
Approves EVN programmes and confers concerning strategy.

CSR consultative team (CSR officers and members of the Group Communications, Human Resources, Investor Relations, Environmental Controlling and Legal Departments)
Preparation of basic CSR principles and measures, their communication and realisation.

CSR officers (employees from all company areas)
Securing of internal communications and all downstream processes.

Temporary working groups
Support of the CSR consultative team, drawing up of proposals for new activities and monitoring of the realisation of measures already sanctioned.



If you do not have access to a copy of the EVN Sustainability Report 2006/07, you can order it at any time on the Internet at www.investor.evn.at or by using the free service hotline number 0 800 800 200. Parallel to this report, EVN also provides comprehensive information online about its initiatives in the interests of a sustainability-oriented corporate management at www.responsibility.evn.at. While the EVN Sustainability Report highlights the specific measures taken during the past financial year, the homepage primarily serves to document general principles and the longer-term development of EVN in the field of CSR.

Membership in sustainability indices

EVN's membership in the FTSE4Good Index confirmed

The endeavours of EVN in line with sustainability-oriented corporate management have received recognition several times in the past in the form of the company's acceptance into specialised sustainability indices. These enable sustainability-oriented investors to make targeted investments in companies which fulfil globally recognised standards in regards to environmental and stakeholder responsibility. In 2007, EVN's membership in the FTSE4Good Index was once again confirmed, and the company continues to be represented in the Ethibel Sustainability Index. EVN has also been included and confirmed as a member of VÖNIX, an index incorporating listed Austrian companies operating in accordance with CSR principles.

Overview of goals

Integration of South-eastern European subsidiaries in the group-wide sustainability process

From an economic point of view, the primary target was promoting a speedy integration of the subsidiaries in Bulgaria and Macedonia with the underlying goal of achieving a quality and profitability level close to EVN's domestic market of Lower Austria. EVN's subsidiaries in these markets have become increasingly involved in the sustainability process, in order to ensure that a more holistic picture of EVN is presented in the future.

EVN wins EPCON Award for innovative products and concepts

In ecological terms, it is EVN's declared goal to continually expand its contribution to climate protection, and thus exploit all opportunities to achieve this goal. Accordingly, EVN implements a broad spectrum of projects designed to increase efficiency and increase the share of renewable energy resources. The "Theiß district heat storage" project alone will enable EVN to reduce CO_2 emissions by about 4,000 t, and also increase the security of energy supply in the form of district heat for the Krems region. The outstanding significance of this innovation was underlined by the EPCON award granted to EVN for promising, innovative products and concepts developed by a utility company.

Responsible and possible manner of interacting with employees

For EVN, sustainability also means a fair, responsible and possible manner of interacting with employees. A high level of mutual respect and the general willingness to constructively cooperate is the basis for sustainable human resources management. This approach is reflected in an attractive and socially-oriented working environment, as well as ongoing, top quality professional training and career advancement programmes. In this connection, EVN also offers its employees dedicated and comprehensive health care services, measures to ensure occupational health and safety as well as a company pension plan.

All in all, EVN has frequently and impressively been able to demonstrate that sustainability is not just a temporary fashion, but a holistic approach to corporate management which it practices on a day by day basis. EVN's conviction of the importance of sustainability was also reflected in its joining the UN Global Compact in the year 2005.



Research and development

Orientation and objectives

Innovative resource use and contribution to further development of the energy sector

For many years, EVN has been involved in numerous research and development projects, domestically and internationally positioning itself as a qualified partner in all issues relating to the energy industry. In Austria, EVN has assumed a leading role, both economically and technologically, in operating highly efficient and environmentally sound power plants. EVN is also committed to achieving an ecologically innovative and efficient use of natural resources, as well as reducing CO_2 emissions. By developing specific, innovative solutions, EVN proactively contributes to the political decision-making process on issues concerning the sustainable development of the energy sector. During the period under review, EVN invested a total of approximately EUR 0.9m in research and development projects.

Selected R&D projects

Natural gas and biogas research

Within the context of the strategic flagship initiative "Clean Energy Pathways 2020" coordinated by the Federal Ministry of Transport, Innovation and Technology, a two-year research project is focusing on examining new propulsion technologies designed to use clean energy sources such as natural gas and biogas under real-life conditions. The results of this research project will be presented at a symposium in the autumn of 2008.

Partnerships on a national and European level

EVN is also participating in the Austrian Fenco Initiative (AFI), a national platform which develops, manages and finances a research fund for fossil energy programmes focusing on the environmentally compatible use of fossil fuels. FENCO (Fossil Energy Coalition) was established in 2004 by Germany and Great Britain with the support of EVN, in order to lay the groundwork for a detailed evaluation of national and European research programmes aiming to achieve carbon-free emissions from fossil fuels, and to link up all these initiatives. EVN currently chairs the executive committee of the IEA Clean Coal Center. The company also initiated Austrian membership in the IEA Greenhouse Gas R&D.

CO_2 research initiatives

During the period under review, EVN signed a research cooperation agreement on the topic of "CO_2 separation, capture and conversion" to analyse brown coal and black coal combustion in an oxyfuel test facility. The project is being implemented together with Vattenfall Europe Generation and Cottbus Technical University. The aim of the project is to carry out a comprehensive testing programme to evaluate the plant-specific components as well as the combustion and emissions behaviour of brown and black coal at the oxyfuel testing facility located in the Jänschwalde power plant. In addition to this project, studies are being made to examine and verify the effects of different CO_2 reduction technologies at the Dürnrohr power station (Block 2).

EU project examines live steam generation

Together with nine other European utility companies, EVN is participating in a pre-engineering study designed to provide a reliable decision making basis, both in technical and economic terms, for power plants operating with a live steam temperature of 700 °C. The project directly ties in with the CO_2 pilot plant, implemented with the financial support of the European Commission. The facility is the first installation to achieve a live steam temperature 700 °C, and has been successfully operated in Scholven/Gelsenkirchen since July 2005.

EVN is also taking part in the CO_2 research initiative of J-Power, Japan, within the context of the periodic Technical Information Exchange.

Employees

In the 2006/07 financial year, the average number of employees in the EVN Group declined by 4.4%, to 9,535, and thus represents a reversal of the trend over the last four years. The average number of employees tripled within a two-year period, due to the integration of the Bulgarian subsidiaries at the beginning of 2005, and the Macedonian electricity distribution company ESM AD in April 2006. The integration and restructuring of the new subsidiaries was initiated immediately after acquisition, and has made good progress. One aspect of the restructuring programme is a socially acceptable reduction in the number of employees. A voluntary social benefits programme was developed in close cooperation with the company union.

Number of employees[1]	2006/07	2005/06	Change Number	Change %	2004/05
Energy segment	8,478	8,989	–511	–5.7	5,746
Thereof South-eastern Europe	6,843	7,358	–515	–7.0	4,049
Environmental Services segment	462	438	24	5.5	396
Other business areas	595	546	49	9.0	512
EVN Group	9,535	9,973	–438	–4.4	6,654
Thereof trainees	77	78	–1	–1.3	71

1) Annual average, full-time equivalents

During the course of the 2006/07 financial year, personnel expenses climbed by 9.6%, or EUR 25.3m, to EUR 288.9m. The personnel expenses for ESM AD totalling EUR 19.2m include the one-off effects for the implementation of a voluntary social benefits programme linked to a reduction in employee headcount, which resulted in restructuring expenses in Macedonia of EUR 7.6m. In the 2005/06 financial year, expenses relating to a similar social benefits programme in Bulgaria amounted to EUR 7.2m. The remaining increase in personnel expenses is due to contractually stipulated wage increases mandated by collective agreements, and the hiring of new employees in other business areas.

More information about EVN's activities on behalf of its employees can befound in the Sustainability Report 2006/07, which is published together with this annual report. Further details can also be found at www.responsibility.evn.at.



Management report

Legal framework

Regulatory environment in Austria

Full-scale market liberalisation in Austria

The Austrian electricity and gas markets were opened up to competition in the years 2001 and 2002 as a consequence of EU-imposed market liberalisation. In order to fulfil legal unbundling requirements, EVN transferred its entire electricity and gas network business to EVN Netz GmbH, effective October 1, 2005.

Incentive model for the electricity network

With respect to the electricity network, a new incentive regulatory system was introduced for the period 2006 to 2009. The new system generally foresees compensation for inflation, adjusted to deduct a general rise in productivity anticipated for all Austrian network operators, as well as an individual deduction for growth in efficiency. The core component of this approach is a national benchmarking system for Austria's electricity network operators, of which EVN ranks among the most efficient. On the basis of incentive components, the latest tariff assessment process completed in January 2007 resulted, on balance, in EVN's electricity network tariffs remaining stable.

Regulatory authority orders 4% reduction in EVN gas network tariffs

The Austrian regulatory authority required EVN to cut its gas network tariffs by 4.0%, effective January 2007. This tariff adjustment follows an 8.0% reduction in gas network tariffs, which had been prescribed effective November 2005. These price reductions were still based on an individual cost evaluation procedure. Similar to the incentive regulatory system already being applied to electricity networks, a new gas network tariff system for the years 2008 – 2012 was developed within the context of negotiations held between gas network operators and the Austrian regulatory authority. Thanks to the high efficiency of its gas network, EVN has been able to position itself as a benchmark. For this reason, a stable development of the company's gas network tariffs is to be expected.

Amendment to the Austrian Green Electricity Act

The amendment to the Austrian Green Electricity Act, which took effect at the beginning of 2007, foresees an increase in the proportion of electricity generated by renewable energy sources from 8% to 10% by the year 2010. The subsidies granted for newly constructed power generation plants (excl. hydropower plants) were limited to the absolute amount of EUR 17m per year (30% each for biomass, biogas and wind generation, and 10% for photovoltaic facilities) for the period 2007 – 2011.

Within the context of the Austrian National Allocation Plan I (2005 – 2007), the EVN Group was allotted CO_2 certificates for annual emissions amounting to 1.45m t of CO_2. This volume is one-third below the average level of CO_2 emissions for the years 2003 and 2004. Subsequently, EVN was required to purchase additional CO_2 emission certificates, leading to significantly higher costs. However, due to a decline in prices for CO_2 emission certificates starting in April 2006, the costs incurred by EVN during the 2006/07 financial year were below those in the previous financial year (also see page 44).

Massive cut in CO_2 emissions prescribed

In 2007, the European Commission evaluated the National Allocation Plans II, applicable for the period 2008 – 2012, and prescribed an average 6.4% reduction in CO_2 emissions. The Austrian National Allocation Plan II was originally based on a forecast of CO_2 emissions in Austria totalling 38.33m t per year and an annual savings potential of 5.53m t of CO_2 emissions. The total resulting allocation of free certificates for CO_2 emissions amounting to 32.80m t per annum was reduced by the European Commission to 30.33m t. Subsequently, there is more than a 20% gap between the original forecasts of CO_2 emissions and the amount actually allocated by the EU. These guidelines not only pose a major challenge to industrial and utility companies in terms of reducing CO_2 emissions, but impose a considerable financial burden for the purchase of additional certificates. Austria's energy sector was allotted 7.70m t annually of CO_2 emission certificates at no charge, of which EVN was granted 1.58m t. EVN estimates it will be required to purchase emission certificates for approximately 500,000 – 800,000 t annually.

EU Commission adopts third legislative package for energy markets

In September 2007, the EU presented its third liberalisation package of measures designed to strengthen competition and complete the process of establishing a unified internal energy market in the electricity and gas sectors. The legislation consists of five core modules, and has provoked very controversial discussions among EU member states. Final agreement on the legislative proposals is expected in the course of the 2007/08 financial year.

Legal framework in South-eastern Europe

Bulgaria

Successful company unbundling

In Bulgaria, the first step towards liberalising the electricity market was already taken in the year 1999. The latest energy law prescribed the legal unbundling between network operators and electricity suppliers starting at the beginning of 2007. In the second half of 2006, EVN already implemented the unbundling of its network and electricity supply operations, simultaneously merging its two Bulgarian regional electricity supply companies. The subsidiary EVN EP (formerly ERP Plovdiv AD) now serves as the network operator, whereas EVN EC (formerly ERP Stara Zagora AD) is responsible for the sourcing, procurement and distribution of electricity.

Legal opening of the electricity market as of July 2007

As prescribed by the new energy law, the Bulgarian electricity market was fully liberalised starting on July 1, 2007. A total of 32 companies offering to supply customers with electricity at fully negotiable rates were legally registered as at September 30, 2007. Only a small share of the generated power actually reached the free marketplace. In practice, long-term energy supply agreements between producers and the national electricity company NEK stand in the way of actual market liberalisation in the same way as the Bulgarian regulatory authorities have allotted pre-determined electricity distribution volumes to existing supply companies in order to ensure secure energy supplies. During the last three years, electricity prices in Bulgaria have climbed by about 13% – 14% but still amount to only half the level in Western Europe.

Macedonia

Completely regulated market based on the single buyer model

The electricity market continues to be largely regulated in Macedonia, based on the single buyer model. In 2005, two electricity supply companies were spun off from the former nationalised electricity distribution company: ELEM, the largest electricity producer, and TEC Negotino, which only operates a thermal power station when there is a shortage of electricity. In accordance with the single buyer model, MEPSO, operator of the state power grid, serves as a national energy pool, 80% of which consists of electricity generated by the state power generating company ELEM and 20% from imported electricity. The EVN subsidiary ESM AD derives 98% of its electricity requirements from this energy pool.

First signs of liberalisation

Electricity prices and electricity network tariffs are stipulated by the Macedonian regulatory authority, whose cost evaluation process is based on calculating operating expenses (partly reduced) or procurement costs, including a capital market-based return on equity. On the basis of the expected sales volumes, an average price is calculated ex ante, which is valid during the following year and which is, in turn, converted to a regulated tariff system. Due to regulatory policies, an improvement in earnings can only be achieved by increasing efficiency and further reducing losses from the power grid.

During the period under review, initial discussions focusing on a gradual liberalisation of the Macedonian electricity market for the years 2009 to 2012 took place.

In Macedonia, electricity prices are less than half the West European level, and even considerably lower than comparable electricity prices in Bulgaria.

Overall business environment

Dynamic global economic growth continues

The global economy continued its dynamic expansion in the years 2006 and 2007. In 2006, real global economic growth amounted to 3.7%. A comparable growth rate is forecast for 2007, despite the U.S. real estate crisis and the turbulences unleashed on international capital markets. GDP growth in the eurozone reached 2.7% in 2006, the highest level in six years. The economic upturn was even more pronounced in the first half of 2007, thanks to strong investment demand. The financial turbulences arising in the middle of the year are not expected to result in any long-lasting economic downswing. The economic basis of the eurozone is considered to be solid enough to absorb the effects of the turbulence. All in all, GDP growth of 2.6% is anticipated for the eurozone in 2007.

Economic downturn in the USA

In the USA, the economy slowed down in the first half of 2007. Following a strong growth rate of 3.4% in 2006, GDP growth is expected to weaken to 1.9% for 2007. The low level of real income growth had a dampening effect on consumer confidence, as did the collapse of the real estate market.

Austrian economy grows stronger than the EU average

The Austrian economy continued to profit from the dynamic global economic upswing, and the economic recovery process of the new EU member states. In 2006, Austrian GDP expanded by an estimated rate of 3.2%. Driven by strong exports and investment activity, a growth rate of 3.5% is predicted for 2007, but the level of economic expansion will have reached its peak. In the two following years, analysts foresee a decline in real economic growth to 2.7% and 2.2% respectively, nevertheless still surpassing the comparable average growth level attained in the EU. The inflation rate will remain at a moderate level of about 1.9% for 2007, and is expected to increase slightly to 2.1% in 2008.

GDP growth in Bulgaria surpasses 6%

Economic growth was robust in Central and South-eastern Europe. With the exception of Hungary, growth rates ranged between 5.0% and 6.5%. Bulgaria demonstrated a constant growth trend. The country's economy expanded by 6.1% in the year 2006, with GDP growth of 6.4% predicted for 2007. This dynamic momentum is expected to continue over the next two years, with the industrial sector forecasted to develop at an above-average rate, expanding by 7% – 8% during this period. Forecasts for the energy sector foresee a growth rate of about 4% annually over the next few years, depending on the overall business development.

Economic recovery in Macedonia

Parliamentary elections were held in Macedonia in 2006. In a development overshadowed by the political confrontations taking place, Macedonia posted GDP growth of 3.1% in 2006, below the level attained in previous years. This was followed by a broad-based economic recovery in the first six months of 2007. Booming exports and brisk investments served as the growth drivers, catapulting economic growth to over 5%. For the year 2007 as a whole, the Macedonian economy is expected to expand by about 4%.

Energy sector environment

		2006/07	2005/06	Change %
Temperature-related energy demand[1]	%	72	101	–
Crude oil price – Brent	EUR/bbl	49.24	53.03	–7.1
Gas price – GIMP[2]	cent/m³	21.80	22.94	–5.0
Coal – API#2[3]	EUR/t	55.58	48.69	14.2
CO_2 certificates (1st period)[4]	EUR/t	3.06	20.74	–85.3
Electricity – spot market				
EEX base load electricity	EUR/MWh	34.69	54.62	–36.5
EEX peak load electricity	EUR/MWh	49.69	79.21	–37.3
Electricity – forward market				
EEX base load electricity	EUR/MWh	53.62	44.64	20.1
EEX peak load electricity	EUR/MWh	79.88	61.15	30.6

1) Calculated according to the heating degree total in Austria. The basis (100%) corresponds to the long-term average value 1971 – 2000.
2) Gas Import Price – Austrian Statistical Office
3) ARA notation
4) EEX - European Energy Exchange

The business environment in the energy sector has a considerable influence on the business development of the EVN Group. The most important factors, which partly have opposing effects, are described below.

Mild temperatures dampen sales volumes

As measured by the heating degree total, temperatures in the region of Austria supplied by EVN were 28% higher in the 2006/07 financial year than the long-term average, whereas the temperatures were 14% higher in Macedonia and 21% above the previous year level in Bulgaria. The weather primarily had an impact on household energy consumption, in particular the demand for gas and heating. In the period under review, EVN only supplied gas and heating to customers in its domestic market of Austria. Gas sales volumes of EVN to end customers declined by 26.1% in the 2006/07 financial year, whereas heating sales volumes fell by 14.7%. In contrast, the 2005/06 financial year was characterised by an extremely cold winter.

Euro price of crude oil down 7.1%

In spite of the weather related decline in demand, the price of North Sea crude oil (Brent), the variety of the highest relevance to Europe, hovered at a level of USD 65.62, comparable to the crude oil price of the previous year. At the same time, the value of the euro climbed significantly against the U.S. dollar. As a result, the euro price of crude oil dropped by 7.1% to EUR 49.24 compared to the preceding year. Gas procurement costs, linked to the price of crude oil, decreased by 5.0% during the period under review. EVN itself profited from the lower primary energy prices, but passed on the price reductions in the form of gas price cuts for its end customers.

Price decline for CO_2 emission certificates

The prices for CO_2 emission certificates were 85.3% lower than in the preceding financial year. The costs of CO_2 emission certificates began to drift downwards following the publication of statistics reporting actual levels of CO_2 emissions in most EU member states to be far below initial expectations. This trend was further strengthened by the mild winter temperatures, which led to a drop in energy consumption. On average, the prices for CO_2 emission certificates declined to a level of EUR 3.06/t during the 2006/07 financial year, down from EUR 20.74/t in the previous year.

Wholesale electricity prices in Europe decreased by about one-third during the period under review. This was primarily due to declining primary energy prices and the collapse of prices for CO_2 emission certificates. However, such a reduction in the spot market prices only had a minor impact on actual electricity procurement expenses. This can be attributed to the fact that energy supplies were procured on the forward market in the previous period.

Primary energy price trends (indexed)



200%
180%
160%
140%
120%
100%
80%
60%
Oct. 2004
2005
2006
2007
Sept. 2007
Coal
Oil
Gas

CO_2 emission certificates – price development
EUR/t



35
30
25
20
15
10
5
0
Oct. 2004
2005
2006
2007
Sept. 2007
Period I
Period II

Negative and positive factors balance each other out

A summary evaluation of the various influencing factors leads to the following conclusion: less expensive CO_2 emission certificates and a decline in primary energy prices for crude oil and gas had a positive impact on the business development of the EVN Group. EVN partly passed on the lower prices to its end customers. However, due to the procurement of energy supplies on the forward market, the electricity procurement price did not decrease to the same degree. The weather-related drop in demand, in particular for heating and gas, had a negative effect on EVN's business development.

Overall business development

Consolidated Financial Statements according to IFRS

These EVN Group financial statements were prepared in accordance with the principles of International Financial Reporting Standards (IFRS, previously International Accounting Standards or IAS).

Compared to the previous financial year, the consolidation range was expanded by three fully consolidated companies. The consolidation range now encompasses a total of 46 fully consolidated companies, including EVN AG as the parent company, as well as four companies which are proportionately consolidated. Moreover, 12 companies are included at equity in the consolidated financial statements of the EVN Group (previous year: 13).

The Macedonian electricity distribution company ESM AD, in which EVN acquired a 90% shareholding, has been fully consolidated in the consolidated financial statements of the EVN Group since April 2006, or the 3rd quarter of the 2005/06 financial year. In the previous year, ESM AD was only included in the income statement for two quarters. For this reason, the initial consolidation of ESM AD for the 2006/07 financial year limits the effectiveness of carrying out a year-on-year comparison.

Revenue by region
EURm


2,500
2,000
1,500
1,000
500
0
148.5
247.3
1,213.7
226.6
467.6
1,377.4
209.2
623.9
1,400.1
2004/05
2005/06
2006/07
Central and Eastern Europe
South-eastern Europe
Austria

Increase in revenue

In the 2006/07 financial year, the EVN Group succeeded in raising its total revenue by 7.8%, or EUR 161.6m, to EUR 2,233.1m. Due to the aforementioned consolidation effect, the Energy segment posted a 9.7% rise in revenue, to EUR 1,932.7m, in spite of the mild weather conditions. Revenue of the Environmental Services segment declined by 5.2%, to EUR 275.1m. This can be primarily attributed to the completion of large international projects and the accompanying business fluctuations. The Strategic Investment and Other Business segment achieved a 27.5% increase in revenue, to EUR 25.3m.

The initial consolidation of ESM AD for an entire financial year accounted for close to 90%, or EUR 145.3m, of the total revenue increase of the EVN Group. Accordingly, the Energy Segment's share of total revenue rose to 86.5%, compared to 85.0% in the previous year. In contrast, the contribution of the Environmental Services segment declined from 14.0% to 12.3%, and the Strategic Investments and Other Business segment remained stable at 1.1% (previous year: 1.0%). Revenue generated outside of the Austrian market totalled EUR 833.1m in the 2006/07 financial year, up from EUR 694.2m in the preceding year. Correspondingly, the share of foreign revenue generated by the EVN Group rose from 33.5% to 37.3%.

Revenue by segment
EURm


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,370.2
212.9
26.4
1,761.7
290.1
19.8
1,932.7
275.1
25.3
2004/05
2005/06
2006/07
Energy
Environmental Services
Strategic Investments and Other Business

Condensed consolidated income statement	2006/07 EURm	2005/06 EURm	Change EURm	%	2004/05 EURm
Energy revenue	1,932.7	1,761.7	171.1	9.7	1,370.2
Environmental Services revenue	275.1	290.1	–15.0	–5.2	212.9
Strategic Investments and Other Business revenue	25.3	19.8	5.5	27.5	26.4
Total revenue	**2,233.1**	**2,071.6**	**161.6**	**7.8**	**1,609.5**
Change in work in progress and own work capitalised	8.3	13.6	–5.3	–39.2	7.7
Other operating income	45.6	40.7	4.8	11.9	41.5
Electricity purchases and primary energy expenses	–1,176.1	–1,042.1	–134.0	–12.9	–750.3
Other materials and services	–335.2	–316.1	–19.0	–6.0	–261.3
Personnel expenses	–288.9	–263.6	–25.3	–9.6	–232.3
Other operating expenses	–136.1	–106.6	–29.5	–27.7	–79.7
EBITDA	**350.7**	**397.4**	**–46.8**	**–11.8**	**335.2**
Depreciation and amortisation	–153.3	–213.0	59.7	28.0	–204.2
Results from operating activities (EBIT)	**197.3**	**184.4**	**12.9**	**7.0**	**131.0**
Financial results	**90.1**	**120.5**	**–30.4**	**–25.2**	**55.2**
Profit before income tax	**287.4**	**304.9**	**–17.4**	**–5.7**	**186.2**
Income tax expense	–28.5	–38.1	9.7	25.3	–29.2
Net profit for the period	**259.0**	**266.8**	**–7.8**	**–2.9**	**157.0**
Thereof minority interest	31.9	44.9	–12.9	–28.8	12.7
EVN AG shareholders (Group net profit)	**227.0**	**221.9**	**5.1**	**2.3**	**144.4**
Earnings per share EUR	**5.55**	**5.43**	**0.12**	**2.3**	**3.53**

Energy prices remained at a high level

Increase of electricity purchases and primary energy expenses by 12.9%

Despite the mild weather, which accounted for the decline in sales volumes of the Energy segment, the full-year consolidation of the Macedonian company ESM AD in the item "Electricity purchases and primary energy expenses" had a positive quantitative effect amounting to EUR 23.0m. At the same time, the increasing prices for primary energy and electricity purchases, impacted by the forward market, had a negative price effect of EUR 157.0m. Accordingly, the item "Electricity purchases and primary energy expenses" climbed by EUR 134.0. Despite the significant decline in the prices of additional CO_2 emission certificates, the required expenditure still totalled EUR 7.2m during the period under review (previous year: EUR 15.6m).

Cost of materials and services virtually constant

The cost of materials and services rose by EUR 19.0m, to EUR 335.2m. A decrease in this item resulting from the completion of the large drinking water project in Moscow was offset by higher expenditure for the operation and maintenance programme to reduce network electricity losses in South-eastern Europe. The increase in the cost of materials and services in other business areas was chiefly related to scheduled maintenance and repair work at the waste incineration facility in Dürnrohr, as well as gas turbine maintenance in Theiß and higher maintenance expenditures in the Lower Austrian power grid.

Fewer employees due to successful restructuring

Higher expenses due to one-off effects and collective wage agreements

The average number of employees in the EVN Group totalled 9,535 people in the 2006/07 financial year, a decline of 4.4% compared to the previous year's level of 9,973 employees. This development is chiefly related to the successfully initiated restructuring programmes in Bulgaria and Macedonia, which resulted in a socially acceptable decrease in workforce numbers. Despite the lower employee headcount, personnel expenses rose by 9.6%, or EUR 25.3m, to EUR 288.9m. A large share of the increase in personnel expenses, namely EUR 19.2m, can be attributed to EVN's Macedonian subsidiary ESM AD, which had one-off effects connected to the implementation of a voluntary social benefits programme linked to a reduction in the number of employees, with restructuring expenditures amounting to EUR 7.6m. The remaining increase in personnel expenses is due to contractually stipulated wage increases mandated by collective agreements, and the hiring of new employees in other business areas.

Other operating expenses climbed by EUR 29.5m, to EUR 136.1m. The decisive factor was an increase in rental costs related to provisions made for network access to third party owned facilities in Bulgaria, as well as a change in the reporting of network usage tariffs in Lower Austria arising from a change in network tariff regulations.

Results from operating activities EURm


200
180
160
140
120
100
80
60
40
20
0
102.5
114.6
131.0
184.4
197.3
2002/03
2003/04
2004/05
2005/06
2006/07

Lower depreciation and amortisation

On balance, depreciation and amortisation in the EVN Group declined by 28.0%, or EUR 59.7m, to EUR 153.3m. In spite of higher investment activity, scheduled depreciation fell by EUR 3.2m, to EUR 175.5m. This was due to the lower assessment base resulting from impairment losses recognised in the previous financial year in connection with the gas distribution network.

As a consequence of impairment tests, reversals of impairment losses amounted to EUR 23.1m in the period under review (previous year: EUR 44.6m). These revaluations were primarily related to the thermal power plants, heating facilities and purchasing rights of EVN AG for electricity generated by the hydropower stations along the Danube. These reversals of impairment losses were due to rising prices for primary energy. There was a major turnaround in extraordinary depreciation, which changed from a balance of EUR –34.4m in the previous year to EUR 22.1m during the period under review.

EBIT by segment
EURm


180
150
120
90
60
30
0
-30
92.8
40.8
-2.6
141.6
45.9
-3.2
172.3
38.1
-13.0
2004/05
2005/06
2006/07
Energy
Environmental Services
Strategic Investments and Other Business

Further improvement in the results from operating activities

As a consequence of the aforementioned influencing factors, the results from operating activities of the EVN Group climbed by 7.0%, or EUR 12.9m, to EUR 197.3m. This growth is similar to the development of EVN Group revenue. For this reason, the EBIT margin of 8.8% was close to the level of 8.9% achieved in the previous year.

The Energy segment contributed 87.3%, or EUR 172.3m, to the total EBIT of the EVN Group. The Environmental Services segment accounted for 19.3%, or EUR 38.1m, whereas the share of the Strategic Investments and Other Business segment of the total EBIT of the EVN Group was –6.6%, or EUR –13.0m. The 21.7% increase in the EBIT of the Energy segment compared to the preceding year is primarily due to the significantly improved results contribution of the Networks and Energy Procurement and Supply business unit set against the declining contribution of the Generation and South East Europe business units. In the Environmental Services segment, the completion of a large project in Moscow and the scheduled maintenance work on the waste incineration plant in Dürnrohr led to a decline in EBIT of 17.2%. In contrast, the profit before income tax of the Environmental Services Segment rose by 46.6%.

Development of EBIT 2006/07
EURm


300
250
200
150
100
50
0
184.4
28.1
59.7
–25.3
–29.5
–20.1
197.3
EBIT 2005/06
Contribution margin created by energy segment
Depreciation and amortisation
Personnel expenses
Other operating expenses
Other income statement items
EBIT 2006/07

Weaker financial results due to one-off effects in 2005/06

Decline of 25.2% to EUR 90.1m

The financial results of the EVN Group reached a volume of EUR 90.1m, a decline of 25.2%, or EUR 30.4m, compared to the previous year's financial results that were shaped by one-off effects. The income from companies included at equity decreased by EUR 25.3m, to EUR 89.8m. However, adjusted for one-off effects of EUR 33.0m arising in the 2005/06 financial year, an increase of EUR 7.7m in the financial results of the EVN Group would be recognised, which underlines the ongoing positive development of the companies included. The income from other investments, which in the previous year was dominated by an income of EUR 11.8m from the selling of EVN's shareholding in Energie AG Oberösterreich, rose by EUR 4.5m to EUR 37.2m primarily attributed to a higher dividend from Verbundgesellschaft. On the one hand, there was a considerable increase in interest income on non-current financial assets, related to the beginning of leasing payments for the large wastewater treatment and waste incineration facilities in Moscow during the 2006/07 financial year. On the other hand, the interest expense for non-current financial liabilities increased. On balance, the item "Interest and other financial results" declined to EUR –36.9m, compared to EUR –27.3m in the preceding year.

Net profit for the period at last year's level

One-off effects based on tax cuts

Due to the weaker financial results and despite higher operating results, the profit before income tax of the EVN Group declined by EUR 17.4m compared to the preceding year, to EUR 287.4m. The income tax expense fell by EUR 9.7m, to EUR 28.5m, as the result of a reduction in deferred tax liabilities of EUR 12.9m, relating to a decrease in corporate tax rates in Bulgaria, Germany and Macedonia. The effective tax rate for the EVN Group was 9.9% in the 2006/07 financial year (previous year: 12.5%), significantly below the nominal Austrian corporate tax rate of 25.0%. This is primarily related to the one-off effect pertaining to deferred tax liabilities, as well as the high level of tax-free income from investments in other companies, similar to the situation in the preceding year. As a consequence of these developments, the net profit for the period of EUR 259.0m was only EUR 7.8m or 2.9% below last year's record level of EUR 266.8m.

Minority interest basically refers to minority shareholders of fully consolidated companies, and was impacted by the proportionate effect resulting from the market valuation of BEWAG and BEGAS amounting to EUR 9.2m. In the 2006/07 financial year, minority interest fell by EUR 12.9m, to EUR 31.9m. Subsequently, the Group net profit of EUR 227.0m represents a decline of 2.3%, or EUR 5.1m, below the level achieved in the previous year.

The number of outstanding shares has remained unchanged since the previous year. Subsequently, earnings per share have risen from EUR 5.43 to EUR 5.55. The Executive Board of the EVN Group will propose an increase in the dividend to EUR 1.50 per share at the Annual General Meeting. As a result, the dividend payout ratio will climb by 1.2 percentage points, to 27.0%. Based on the share price on September 30, 2007, the dividend yield amounts to 1.7%.

Earnings and dividend per share in EUR


6
5
4
3
2
1
0
3.53
1.15
5.43
1.40
5.55
1.50
2004/05
2005/06
2006/07
Earnings/share
Dividend/share

Development of selected indicators

Key indicators		2006/07	2005/06	2004/05
ROE	%	9.0	10.6	8.2
Average equity	EURm	2,885.3	2,520.7	1,920.5
ROCE	%	7.1	7.9	6.2
Average capital employed	EURm	4,624.6	4,068.8	3,270.7
WACC	%	6.5	6.5	6.0
OpROCE	%	9.0	10.8	9.4
EVA	EURm	77.5	118.8	82.9

The Group net profit achieved during the 2006/07 financial year corresponds to a return on equity (ROE) of 9.0%, below the level of 10.6% in the previous year. The return on capital employed (ROCE) was 7.1%, also below the comparable figure of 7.9% in the 2005/06 financial year. This decline is primarily due to the increase in equity, based on an upward adjustment in value of the EVN's shareholding in Verbundgesellschaft and the partial retention of earnings. The average capital employed rose by EUR 555.8m, to EUR 4,624.6m. The return on capital employed (OpROCE), adjusted for the one-off effects and impairments as well as the market valuation of EVN's shareholding in Verbundgesellschaft, declined from 10.8% to 9.0%. The weighted average cost of capital after tax (WACC) of EVN, adjusted for specific corporate and country risks, was 6.5% (previous year: 6.5%).

Significant increase in the balance sheet total

The balance sheet total of the EVN Group rose to EUR 6,261.9m during the period under review, an increase of EUR 416.1m compared to the last balance sheet date. Due to the industry in which EVN operates, the balance sheet structure of the EVN Group features a high intensity of property, plant and equipment and non-current financial items. During the period under review, non-current assets increased by EUR 384.1m compared to the previous year, to EUR 5,166.0m. Accordingly, non-current assets now comprise 82.5% of total assets. As a result of ongoing investments, the item "Intangible assets and property, plant and equipment" contributed EUR 117.7m to the increase in non-current assets. The item "Other financial assets" primarily rose due to the higher share price and the accompanying further increase in value of EVN's investment in Verbundgesellschaft by EUR 170.3m. The volume of other non-current assets can be primarily attributed to the increase in non-current leasing receivables of EUR 96.2m, to EUR 615.3m, related to EVN's ongoing project business, above all the construction of a waste incineration facility in Moscow.

Balance sheet structure
in %



100
90
80
70
60
50
40
30
20
10
0
18.2
81.8
9.5
43.4
47.1
17.5
82.5
13.5
38.4
48.1
30.9.2006
30.9.2007
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Condensed consolidated balance sheet

	30.9.2007 EURm	30.9.2006 EURm	Change EURm	%	30.9.2005 EURm
Assets					
Non-current assets					
Intangible assets and property, plant and equipment	2,477.0	2,359.3	117.7	5.0	2,060.0
Companies included at equity and other investments	2,073.7	1,903.4	170.3	8.9	1,659.3
Other non-current assets	615.3	519.1	96.2	18.5	352.8
	5,166.0	**4,781.9**	**384.1**	**8.0**	**4,072.1**
Current assets	**1,095.9**	**1,063.9**	**32.0**	**3.0**	**667.5**
Total assets	**6,261.9**	**5,845.8**	**416.1**	**7.1**	**4,739.6**
Equity and liabilities					
Equity					
Equity attributable to EVN shareholders	2,788.0	2,523.3	264.7	10.5	2,094.2
Minority interest	226.7	232.7	–6.0	–2.6	191.2
	3,014.7	**2,756.0**	**258.8**	**9.4**	**2,285.4**
Non-current liabilities					
Non-current loans and borrowings	1,172.6	1,397.2	–224.6	–16.1	1,035.6
Deferred tax liabilities and non-current provisions	856.9	813.9	43.0	5.3	682.7
Deferred income from network subsidies and other non-current liabilities	371.0	325.9	45.1	13.8	294.5
	2,400.6	**2,537.0**	**–136.5**	**–5.4**	**2,012.7**
Current liabilities					
Current loans and borrowings	247.2	15.3	232.0	–	2.3
Other current liabilities	599.4	537.6	61.8	11.5	439.3
	846.6	**552.8**	**293.8**	**53.1**	**441.5**
Total equity and liabilities	**6,261.9**	**5,845.8**	**416.1**	**7.1**	**4.739.6**

The reduction in other receivables, arising primarily from the outstanding payment derived from the sale of Energie AG Oberösterreich, was contrasted by an increase in cash and cash equivalents. On balance, current assets reached a level of EUR 1,095.9m during the period under review, approximately the same level as in the previous year.

The equity of the EVN Group, excluding minority interest, climbed by EUR 264.7m, to EUR 2,788.0m. This development was driven by an improved Group net profit, amounting to EUR 227.0m, as well as the change in the valuation of EVN's investment in Verbundgesellschaft without recognition through profit and loss. This was contrasted by the dividend payment for the 2005/06 financial year of the EVN Group, totalling EUR 57.2m. On balance, despite the significant increase in the balance sheet total, the equity ratio rose from 47.1% to 48.1% as at September 30, 2007.

Net debt		**2006/07 EURm**	2005/06 EURm	Change EURm	%	2004/05 EURm
Non-current loans and borrowings		1,172.6	1,397.2	–224.6	–16.1	1,035.6
Other current liabilities[1]		225.4	0.1	225.3	–	0.7
Cash and cash equivalents		–54.4	–76.8	22.4	29.2	–82.4
Current securities		–395.7	–282.7	–113.0	–40.0	–177.2
Non-current securities		–101.2	–94.2	–7.0	–7.5	–90.3
Loans receivable		–21.4	–13.6	–7.8	–57.0	–12.6
Net debt		**825.3**	**930.0**	**–104.7**	**–11.3**	**673.8**
Equity		**3,014.7**	**2,756.0**	**258.8**	**9.4**	**2,285.4**
Gearing	%	**27.4**	**33.7**	–	**6.4[2]**	**29.5**

1) Excl. bank overdrafts contained in cash and cash equivalents
2) Percentage points

The decline in net debt attributable to the increase in cash and cash equivalents and the higher equity of the EVN Group led to an improvement of gearing by 6.4 percentage points to 27.4%, which continues to be well under the energy sector average.

Loan repayments of EUR 225.4m in 2008

The CHF obligation at a nominal interest rate of 3.25% and the DEM bond at a nominal interest rate of 5.00% in total of EUR 225.4m will be redeemed on April 8, 2008 and August 26, 2008 respectively, and are thus recognised at the balance sheet date as current loans and borrowings. Despite these repayments, the liquidity situation of the EVN Group will continue to remain very stable, enabling the company to fulfil the demands arising from its business development in the future. In addition to the cash and cash equivalents at its disposal, EVN can also draw upon a revolving line of credit amounting to EUR 600m, which is valid up until 2013.

Development of cash flow

Gross cash flow: slightly below the last year's level

Despite a lower level of depreciation and amortisation in the 2006/07 financial year due to the results of impairment tests, non-cash items were only slightly below the comparable level of the 2005/06 financial year – which was characterised by one-off effects resulting from the valuation at equity of BEWAG and BEGAS, as well as the proceeds from the sale of EVN's shareholding in Energie AG Oberösterreich. The decrease in the gross cash flow of EUR 22.9m, to EUR 412.1m, can be primarily attributed to the lower profit before income tax of the EVN Group.

Condensed consolidated cash flow statement	**2006/07 EURm**	2005/06 EURm	Change EURm	%	2004/05 EURm
Profit before income tax	287.4	304.9	–17.4	–5.7	186.2
Non-cash items	124.7	130.1	–5.4	–4.2	121.9
Gross cash flow	**412.1**	**435.0**	**–22.9**	**–5.3**	**308.1**
Changes to current and non-current balance sheet items	–51.7	–14.7	–37.0	–	–25.6
Income tax paid	–17.6	–20.6	3.0	14.6	–15.5
Net cash flow from operating activities	**342.8**	**399.7**	**–56.9**	**–14.2**	**267.1**
Changes in intangible assets and property, plant and equipment	–206.2	–210.9	4.7	2.2	–114.7
Acquisition of subsidiaries, net of cash acquired	–	–227.9	227.9	–	–284.3
Changes in non-current financial and other assets	18.8	–180.4	199.2	–	–80.2
Changes in current financial assets	–107.7	–100.7	–7.0	–7.0	255.2
Net cash flow from investing activities	**–295.2**	**–719.9**	**424.7**	**59.0**	**–223.9**
Net cash flow from financing activities	**–70.1**	**314.6**	**–384.7**	**–**	**–25.5**
Net change in cash and cash equivalents	**–22.4**	**–5.6**	**–16.8**	**–**	**17.6**
Cash and cash equivalents at the beginning of the period	**76.8**	**82.4**	**–5.6**	**–6.8**	**64.8**
Cash and cash equivalents at the end of the period	**54.4**	**76.8**	**–22.4**	**–29.2**	**82.4**

Net cash flow from operating activities: EUR 342.8m

After taking account of the changes in working capital, in which the rise of inventories and other receivables was only partially compensated for by an increase in liabilities, the net cash flow from operating activities fell by EUR 56.9m or 14.2% year-on-year, to EUR 342.8m.

As a result of the proceeds from the sale of EVN's shareholding in Energie AG Oberösterreich, which were largely reinvested in current securities, the net cash flow from investing activities amounted to EUR –295.2m. This represents an improvement of EUR 424.7m compared to the preceding financial year, which was impacted by the acquisition of ESM AD.

Despite only a slight increase in financial liabilities, the net cash flow from financing activities totalled EUR –70.1m in the 2006/07 financial year. The main reason for this development was the dividend distributed for the 2005/06 financial year to EVN AG shareholders and minority shareholders of fully consolidated companies.

Improved net debt coverage and interest cover

On balance, the EVN Group posted a net change in cash and cash equivalents of EUR –22.4m. This led to a decrease in cash and cash equivalents, to EUR 54.4m. However, as at the balance sheet date of September 30, 2007, EVN held EUR 395.7m of current securities (previous year: EUR 282.7m), which, in accordance with IFRS, were not allocated to cash and cash equivalents. Therefore, the liquidity situation of the EVN Group continues to remain very stable. The net debt coverage rose from 49.1% to 50.7%, which can be attributed to the considerable reduction of net debt. The interest cover also declined significantly from 8.1 to 5.5 due to a higher interest expense and a decrease in funds from operations.

Investments in intangible assets and property, plant and equipment

Increased investments in South-eastern Europe

The investments of the EVN Group in intangible assets and property, plant and equipment posted an increase in the 2006/07 financial year, climbing EUR 26.2m above the previous year's level, to EUR 277.7m. Investment activity in generation facilities declined due to the completion of several wind parks in the previous year. In contrast, there was a significant rise in investments in Bulgaria and Macedonia within the context of an investment programme to reduce network losses from the power grid, as well as in the Environmental Services segment.

The following chart provides an overview of the most important investment activities of the EVN Group:

Investment priorities at EVN EURm	**2006/07**
Generation	**13.1**
Thereof thermal power stations	12.0
Networks	**104.7**
Thereof electricity network	81.8
Thereof gas network	16.3
Energy Procurement and Supply	**21.0**
Thereof district heating plants	20.9
South East Europe	**83.2**
Thereof Bulgaria	63.0
Thereof Macedonia	20.2
Environmental Services	**53.6**
Thereof third waste incineration line in Dürnrohr	20.0
Thereof combined cycle heat and power plant in Moscow	13.1
Thereof supra-regional power lines	9.3
Strategic Investments and Other Business	**2.1**
Total	**277.7**

Structure of EVN investments in %


100
80
60
40
20
0
0.9
3.8
12.1
14.7
41.1
27.4
0.8
19.3
30.0
7.6
37.7
4.7
2005/06
2006/07
Strategic Investments and Other Business
Environment Services
South East Europe
Energy Supply
Networks
Generation

Human resources

Integration of employees in Bulgaria and Macedonia

The average number of employees in the EVN Group has more than tripled during the last three years, due to the expansion of the company in South-eastern Europe. The integration of these employees represented a top priority of EVN's human resources management in the period under review. Setting up educational and training facilities for employees in Bulgaria and Macedonia established the organisational basis for a training and further education drive. In the meantime, the initiative has been expanded to encompass all organisational levels, envisioning not only specialised training and IT courses, but management development programmes as well.

Increase in further training expenditures of 47.6%

In the 2006/07 financial year, expenditure on further training (seminar fees, trainers, e-learning) amounted to about EUR 3.1m, an increase of 47.6% compared to the previous year. The average training costs per employee were EUR 321.7, up from EUR 212.8 in the 2005/06 financial year.

An ongoing increase in corporate productivity is essential as a means of ensuring the long-tem success of the EVN Group in South-eastern Europe. EVN is striving to implement the required reduction in employee headcount as socially compatible as possible. Similar to EVN's previous initiative in Bulgaria, a social benefits programme has been developed in Macedonia in close cooperation with the company union, which contains guidelines for the planned downsizing of the work force.

EVN implements a broad range of initiatives in the interest of ensuring employee safety, health and promoting employee motivation, from company health care and safety precautions to flexible working hours, comprehensive internal information, idea management, corporate pension plans and even to subsidised leisure facilities.

Environment and sustainability

Environmental protection and sustainability as permanent fixtures of EVN's corporate strategy

EVN has integrated the responsible use of natural resources as a key aspect of a sustainability-oriented corporate management, and considers this approach as a decisive success factor. By promoting renewable energy sources such as hydroelectric and wind power, biomass and biogas, EVN not only makes a valuable contribution to reducing CO_2 emissions, but also towards reducing the company's dependence on fossil-based primary energy sources. To ensure the highest possible effectiveness of its power generating plants, EVN makes use of state-of-the-art technologies, such as combined cycle heat and power facilities. Almost all of EVN's thermal power stations have been granted an environmental certificate.

On the basis of the existing environmental management system, the environmental protection, occupational health and safety, legal and security demands on the company have been integrated into a unified system. Accordingly, all the required measures to be taken have also been integrated into a unified structure. The next step is to expand this integrated management system to encompass sustainable corporate management.

Outlook for the 2007/08 financial year

As the 2006/07 financial year has repeatedly demonstrated, the business success of the EVN Group, particularly in the Energy segment, depends largely on the development of outdoor temperatures, as well as the project-related nature of EVN's Environmental Services segment. The projected development of revenue and earnings in the 2007/08 financial year is based on the following assumptions:

- EVN expects a slight improvement in revenue and stable earnings in the **Generation business unit.** If average temperatures correspond to the long-term trend, it would at least partially compensate for lost output related to maintenance work and higher planned project start-up costs.
- In the **Networks business unit,** average temperatures should lead to a significant increase in sales volumes, particularly in the gas network. No negative effects on network revenue are expected in connection with tariffs stipulated by the regulatory authority.
- A revenue increase in the **Energy Procurement and Supply business unit** will likely be based on the expected volume and price effects. The optimisation of EVN's energy operations will also have a positive impact. Due to the positive one-off effects from EVN's marketing strategy, it will be difficult to match the results from operating activities achieved in the 2006/07 financial year.
- The integration process in the **South-eastern Europe business unit** will be continued as planned, which, on balance, will lead to a positive business development. Business in Bulgaria will depend on the success in dealing with upcoming market liberalisation. Due to regulatory policies, an improvement in earnings can only be achieved by increasing efficiency and further reducing losses from the power grid.
- The **Environmental Services segment** will expand both in terms of revenue and profitability. Continuous growth is expected in the water and wastewater segments. In the international project business, EVN plans to conclude new large project contracts.
- The **Strategic Investments and Other Business segment** is expected to develop positively in the future.

Stable basis for further growth

If the aforementioned assumptions turn out to be accurate, EVN Group anticipates a further increase in revenue in the 2007/08 business year. The results of operating activities will remain stable at the very least. EVN aims to achieve financial results comparable to the 2006/07 financial year, which would lead to a stable Group net profit. EVN also strives to maintain its attractive dividend policy in line with its value-oriented growth strategy.

Perceptible increase in investments planned

EVN plans a significant increase in investments in intangible assets and property, plant and equipment during the 2007/08 financial year. The large projects being implemented within the context of the infrastructure expansion programme in the Lower Austrian Central Region. This project focuses on investments at EVN's facilities in Dürnrohr/Zwentendorf, encompassing an expansion of capacity in the waste incineration plant, the expansion of the power station in Dürnrohr to process heat generated by the biomass and waste incineration facilities, and an extension of the district heating pipeline from Dürnrohr to Sankt Pölten. Further investments will also be made in Lower Austria's electricity and gas networks to ensure reliable and secure energy supplies in the face of growing demands. The investment programme to modernise and expand the power grid in South-eastern Europe will continue.

Risk management

Adaptation of the risk management system

As an internationally operating company, EVN is subject to a wide variety of risks. The risk management system of the company was upgraded during the period under review, in order to effectively manage these risks and fulfil new legal requirements. The existing, unified Group-wide guidelines for risk management enable a comprehensive description of the current risk situation, taking account of the related opportunities.

The overriding goal of EVN's risk management system is the early identification of potential risks and opportunities, in order to allow the operative business units to promptly initiate suitable countermeasures designed to minimise damage or exploit opportunities.

Definition of risk

The EVN Group defines risk as the danger of failing to achieve business objectives due to negative deviations from planned business targets. When evaluating and controlling risks, chances are also taken into account.

Organisation of risk management

Responsible managers in operative business units report to central risk controlling

Risk management at EVN is carried out in a two-stage system. Designated risk management officers in the operative business units are responsible for ensuring that information is conveyed to the central risk control staff, which in turn evaluates the data provided with the support of specially designed software. The resulting risk analysis is conveyed to the Executive Board and risk managers within the context of an ongoing reporting system on a regular basis. A risk management committee comprising representatives of all business units meets regularly to discuss the risk situation and coordinate Group-wide countermeasures. The effectiveness of the risk management organisation is regularly monitored by EVN's auditing department as well as the chartered accountants conducting the audit of the financial statements. The goals of EVN's risk management system have been defined as follows:

- Promoting a risk culture
- Identifying and evaluating risks
- Communicating risks to decision-makers
- Managing risks through suitable measures

Operational risks

Ensuring energy supplies is the top priority

This risk class relates to the generation and distribution of electricity, the procurement and distribution of gas as well as the generation and distribution of heat. In the Environmental Services segment, operational risks relate to the fields of waste incineration, water supply and wastewater treatment. In order to avoid any kinds of business disruptions or breakdowns, the EVN Group operates the most technologically advanced facilities, in order to guarantee the highest possible level of reliability. Ongoing maintenance and repair measures as well as quality controls are designed to counteract these risks, combined with constant investments in modernising and upgrading the network and plant infrastructure. In this regard, an important role is played by the know-how of the employees, which is continually being updated by ongoing training programmes. Project risks which primarily relate to the Environmental Services segment are counteracted by an integrated project controlling system.

Legal risks

Due to the nature of its business operations and the expanded geographical outreach of the EVN Group, the EVN Group is subject to a highly dynamic legal environment, which is shaped by EU guidelines and legal regulations as well as national laws. In order to optimally deal with these developments, EVN works closely together with interest groups, associations and public authorities, both domestically and internationally.

Financial risks

Centralised treasury and ongoing monitoring minimise risks

Financial risks encompass interest rate, price, foreign exchange and credit risks, as well as market price risks relating to the commercial exploitation of electricity, gas, coal, oil and CO_2. The EVN Group has set up a centralised treasury management system to counteract foreign currency, interest, price and liquidity risks. Detailed Group directives and limits enable the employment of derivative financial instruments, which are primarily designed to minimise financial risks. Such transactions are only carried out in cooperation with banks enjoying a top credit rating.

Hedging instruments for volatile markets

Credit risk arises from the potential non-payment of the financial obligations of a business partner. To limit credit risk, credit assessments of the contracting parties are carried out. Sufficient collateral is required before a transaction creditworthiness is deemed as inadequate. Price risks arise from fluctuations in procurement and sourcing markets. The development of primary energy prices, electricity procurement and sourcing prices as well as share price risks involving current securities comprise the most important risk factors. Hedging instruments such as forward and future contracts, options and swaps are used as a means of counteracting price risks for electricity, gas, oil and black coal. Financial planning at an early stage and the determination of limits ensure sufficient liquidity to meet all the company's commitments. The ongoing monitoring of capital markets enables the company to quickly react to changes. Recognised risk management tools such as value-at-risk, sensitivity analyses and expert assessments are also used to monitor risks.

Event risks

Event risks primarily represent natural risks arising from an act of nature beyond the company's control. The risks are counteracted by concluding suitable insurance policies.

Employees

The commercial success of the EVN Group is highly dependent upon the potential and qualifications of its employees. EVN offers a comprehensive training and professional development programme in order to guarantee the ongoing contribution of employees to the company's success. Numerous initiatives have been launched to ensure the safety, health and motivational level of employees.

General risk profile

No existence-threatening risks identified

EVN's risk situation is continually changing as the result of the increasing geographical and sectoral diversification of the company. At the end of the year under review, EVN did not identify any risks whose impact could potentially endanger the existence of the company.

The most important risks for EVN and relevant countermeasures

Market and competitive risks

Procurement price risk
Increase in procurement prices for gas and coal due to rising demand for primary energy sources → Price forecasts, hedging strategies and diversification of procurement sources.

Electricity price risk
Volatility of electricity prices impacts earnings → Price forecasts and hedging strategies.

CO_2 certificate risk
High and volatile prices for acquiring additional CO_2 emission certificates → Expansion of power generation from renewable energy sources; implementation of energy saving measures at existing plants, and price hedging strategies.

Operational risks

IT risk
Dependence on one system or server through standardised IT environment → Minimise risk by ongoing further technological development of IT systems

Power failure risk
Technical breakdowns or disruptions of service → Strict maintenance and quality controls, regular monitoring and maintenance work

Technological risk
Limited effectiveness and performance of applied technologies → Strict technical guidelines as well as comprehensive training programmes for employees

Operating risk
Limited ability to produce goods and provide services at the expected quality, cost and deadline due to internal factors → Strict maintenance and quality controls as well as trainings for employees

Business environment risks

Political risk
Constitutional changes in a country as well as outbreaks of social conflict → Lobbying

Legal risk
Changes in legal regulations → Cooperation with interest groups, associations and public authorities on a regional, national and international level

Supply risk
Limited availability and quality of plant components → Strict quality controls and long-term cooperation with suppliers

Financial risks

Foreign exchange risk
Financing in foreign currencies and transfer to/from EVN subsidiaries → Monitoring, setting of limits and hedging strategies

Interest rate risk
Changes in interest rates → Ongoing monitoring and instruments such as Value-at-Risk (VaR), limits and hedging strategies

Share price risk
Fluctuations on the capital market → Monitoring, limits and hedging strategies

Credit risk
Non-payment of a business partner → Credit assessments, monitoring, limits and hedging strategies

Other risks

Language/culture
Confrontation of different cultures → Training programmes to increase social competencies of employees

Infrastructure risk
Inefficient feeding of electricity output of a power generation plant → Regular controls and checks of existing infrastructure and future requirements

Project risk
Delayed achievement of project targets → Regular analysis and monitoring through integrated project controlling

Complications at foreign plants
Cross-border influence on network capacity and performance → Technical upgrading at interfaces of different networks, expansion of network capacities

Maria Enzersdorf, November 19, 2007
EVN AG
Executive Board

Burkhard Hofer
Spokesman

Peter Layr

Herbert Pöttschacher

Segment reporting

An overview of business segments and units

Energy	Generation business unit
	Networks business unit
	Energy Procurement and Supply business unit
	South East Europe business unit
Environmental Services	Water, Wastewater and Waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

New segment reporting since October 1, 2005

Since October 1, 2005, EVN has used a new segment reporting reflecting the changes in the company's organisational structure. The operational and financial development of the segments is described below. Details pertaining to the strategic orientation and responsibilities of each segment can be found on pages 5ff and 20ff.

Energy segment

The Energy segment consists of the following business units: Generation, Networks, Energy Procurement and Supply, as well as South East Europe.

Key energy business indicators GWh	2006/07	2005/06	Change Nominal	Change %	2004/05
Electricity generation	3,451	4,556	–1,105	–24.3	4,484
Thereof thermal power	2,353	3,517	–1,165	–33.1	3,498
Thereof renewable energy	1,099	1,039	60	5.8	986
Distribution volumes					
Electricity	19,119	16,495	2,624	15,9	12,076
Thereof Austria	7,247	7,279	–32	–0.4	6,932
Thereof Bulgaria	7,256	7,229	27	0.4	5,145
Thereof Macedonia	4,616	1,987	2,629	–	–
Gas	16,252	20,824	–4,572	–22.0	20,126
Supply volumes to end customers					
Electricity	18,043	15,641	2,402	15.4	11,342
Gas[3]	6,212	8,313	–2,101	–25.3	7,821
Heating	911	1,067	–157	–14.7	1,033

1) Incl. network sales to EVN power stations
2) In Bulgaria and Macedonia, energy sales to end customers correspond at present to distribution volumes.
3) Incl. gas wholesales amounting to 609 GWh (previous year: 733 GWh)

Electricity network customers


2006/07
2005/06
23.2%
25.6%
23.1%
26.1%
50.8%
51.2%
Austria
Bulgaria
Macedonia

Operational development

Decline in electricity generation by 24.3%

During the period under review, EVN expanded its generation of electricity from renewable energy sources by 5.8%, to 1,099 GWh, thanks to the commencement of operations of two combined heat and cycle plants in Baden and Mödling and new wind power generating facilities. Total power generation from EVN's own thermal power stations decreased by 33.1% compared to the record high level achieved in the previous year, to 2,353 GWh, due to declining demand. On balance, total EVN electricity generation fell by 24.3%, from 4,556 GWh to 3,451 GWh.

Consolidation-related increase in distribution volumes of 15.9%

Electricity distribution volumes climbed by 15.9%, to 19,119 GWh. This increase is chiefly related to the first-time consolidation of the Macedonian subsidiary ESM AD for an entire financial year. Electricity distribution volumes in EVN's networks in Austria declined slightly by 0.4%, to 7,247 GWh, whereas electricity distribution volumes in Bulgaria rose by 0.4% to 7,255 GWh. As a consequence of significantly milder winter temperatures, gas distribution volumes fell by 22.0%, to 16,252 GWh.

Electricity sales volumes: +15.4%

The consolidation effect of ESM AD was also reflected in the rise in electricity sales volumes to end customers, which climbed 15.4%, from 15,641 GWh in the previous year to 18,043 GWh during the period under review. Electricity sales volumes to end customers in Austria fell by 4.0%, whereas electricity sales volumes in Bulgaria rose slightly, by 0.4%.

Coverage ratio from own electricity production down 10 percentage points

In the 2006/07 financial year, 19.1% of the total volume of electricity provided to end customers was generated in EVN's own power plants. Not taking into account EVN's subsidiaries in South-eastern Europe, which do not possess any major power generating capacity, the coverage ratio is 55.9%.

Gas sales volumes are much more dependent on prevailing temperatures than electricity consumption. The gas volume sold by EVN amounted to 6,212 GWh in the 2006/07 financial year, or 25.3% below the previous year's level. EVN's heating sales volumes reflected a similar development. Despite new facilities in operation, total heating sales volumes fell 14.7%, from 1,067 GWh to 911 GWh.

Electricity production and sales development GWh



20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
11,342
4,484
15,641
4,556
18,043
3,451
2004/05
2005/06
2006/07

■ Electricity sales to end customers
□ Electricity production

Revenue and earnings development

Energy segment	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
External revenue	**1,932.7**	**1,761.7**	**171.1**	**9.7**	**1,370.2**
Intra-Group revenue	10.7	11.3	–0.6	–5.4	3.5
Operating expenses	–1,634.5	–1,439.8	–194.7	–13.5	–1,098.0
EBITDA	309.0	333.2	–24.2	–7.3	275.8
Depreciation and amortisation	–136.7	–191.5	54.9	28.6	–183.0
Results from operating activities (EBIT)	**172.3**	**141.6**	**30.7**	**21.6**	**92.8**
EBIT margin (%)	8.9	8.0	0.9	–	6.8
Financial results	–24.2	–12.0	–12.2	–	–1.5
Profit before income tax	**148.1**	**129.7**	**18.4**	**14.2**	**91.2**
Total assets	3,006.0	2,847.9	158.1	5.6	2,305.8
Total liabilities	1,929.8	1,949.4	–19.6	–1.0	1,448.7
Investments	222.0	239.7	–17.7	–7.4	184.5

Revenue increase of 9.7%, to EUR 1,932.7m

The external revenue of the Energy segment rose to EUR 1,932.7m, an increase of 9.7% or EUR 171.1m above the previous year's level. This can be primarily attributed to the initial consolidation of ESM AD for an entire financial year, which more than compensated for the revenue decline in the Generation, Networks and Energy Procurement and Supply business units.

EBITDA: –7.3%

EBITDA in the Energy segment fell by 7.3%, or EUR 24.2m, to EUR 309.0m. This development is chiefly related to the weather-related decrease in energy sales volumes. Accordingly, the lower energy distribution volumes transported by EVN's networks had a direct negative impact on EBITDA. However, this negative effect could be partially offset by the flexible marketing strategy and optimisation in relation to the electricity generated by EVN.

Effects of impairment tests: + EUR 22.5m

Impairment tests carried out during the 2006/07 financial year led to impairment losses amounting to EUR 0.6m (previous year: EUR 78.6m) and a reversal of impairment losses totalling EUR 23.1m (previous year: EUR 44.6m). All in all, this resulted in an exceptional positive value adjustment amounting to EUR 22.5m, compared to EUR –34.0m in the previous year.

EBIT increase of 21.6%, to EUR 172.3m

EBIT in the Energy segment improved by 21.6%, or EUR 30.7m, to EUR 172.3m. This development was driven by the Networks and Energy Procurement and Supply business units, whereas the Generation and South East Europe business units posted decreases.

Generation business unit

The Generation business unit encompasses the electricity production of the EVN Group derived from thermal production capacities, hydroelectric power, wind and biomass. Since October 1, 2006, the revenue of this business unit only comprises the option value of the power plants, thus mainly representing the difference between the revenue for electricity and the accruing primary energy costs. The marketing of the electricity generated as well as primary energy sourcing is encompassed in the Energy Procurement and Supply business unit.

Generation business unit	2006/07 EURm	2005/06 EURm	Change EURm	%	2004/05 EURm
Revenue	116.7	260.9	–144.2	–55.3	194.3
Results from operating activities (EBIT)	67.6	85.6	–18.1	–21.1	–37.2
Profit before income tax	61.9	79.6	–17.7	–22.2	–38.2
Investments	13.1	68.9	–55.8	–81.0	24.8

Adjustment of electricity production to spot market prices

The 2006/07 financial year was characterised by a sharp decline in spot market prices. In contrast, primary energy costs remained at a comparable level of the previous year. By means of flexibly operated thermal power plants, EVN adjusted its electricity generation to the changed market situation by reducing electricity production. EVN's electricity generation amounted to 2,353 GWh, declining by 33.1% compared to the record level of the previous year.

EBIT decline of 21.1%

Due to the aforementioned changes in segment reporting, the Generation business unit posed a decline in revenue of 55.3%, or EUR 144.2m, to EUR 116.7m. The development of earnings was impacted by the impairment tests, which on balance led to a reversal of impairment losses totalling EUR 20.6m (previous year: EUR 40.2m). Accordingly, the results from operating activities (EBIT) declined by 21.1%, to EUR 67.6m.

Outlook

Slight rise in revenue, stable EBIT

EVN anticipates a slight rise in revenue and stable results from operating activities for the upcoming 2007/08 financial year. If the development of temperatures corresponds to the long-term trend, it would partially compensate for lower planned power generating volumes caused by maintenance and repair work, as well as a planned increase in preliminary project costs. EVN also expects significant progress to be made in the construction of the coal-fired power plant in Duisburg-Walsum, implemented in cooperation with Evonik Steag GmbH. EVN has a 49.0% stake in the project, which is included in the consolidated financial statements of the EVN Group at equity. On balance, the Generation business unit plans to double its investments, primarily focusing on the construction of a biomass facility in Dürnrohr.

Networks business unit

The Networks business unit primarily encompasses the operation of electricity and gas distribution networks in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit mainly consists of the companies EVN Netz GmbH and Kabelsignal AG.

Stable electricity network tariffs, decline in gas network tariffs by 4.0%

Effective January 1, 2006, the Austrian regulatory authority had lowered electricity network tariffs for EVN by an average of 2.5%. Due to the newly-launched incentive regulatory system, EVN electricity network tariffs remained steady in the latest tariff rate appraisal carried out in January 2007, as was to be expected. In contrast, the regulator once again imposed a mandatory reduction in gas network tariffs as of January 1, 2007, by an average of 4.0%.

Networks business unit	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
Revenue	448.0	467.1	–19.2	–4.1	425.5
Results from operating activities (EBIT)	37.9	12.5	25.4	–	78.1
Profit before income tax	29.6	4.9	24.6	–	79.8
Investments	104.7	103.4	1.3	1.3	113.1

Revenue decrease of 4.1%, significant EBIT increase

Due to the decline in electricity distribution volumes by 0.4% and in gas distribution volumes of 22.0%, as well as the above-mentioned network tariff reductions, EVN's network revenues declined by 9.7%, to EUR 338.9m. Higher revenue from EVN Group's cable TV and telecommunications services as well as from intra-Group services could not fully compensate for this negative effect, leading to a decrease in revenue of the Networks business unit as a whole by 4.1%, to EUR 448.0m. In contrast, the results from operating activities (EBIT) improved from EUR 25.4m, to EUR 37.9m during the period under review. The main reason for this development was the impairment tests of the gas network in the previous year, totalling EUR 75.9m.

Outlook

Expected improvement in revenue and results depend on weather conditions

If average temperatures prevail, a significant improvement in sales volumes and revenue as well as improved operating results can be expected for the 2007/08 financial year, particularly in the gas network. In the year 2008; a new five-year incentive regulatory system has been introduced for gas network tariffs, similar to the electricity tariff model, which will ensure a higher level of legal stability and planning reliability. The benchmarking process for Austrian gas network operators rated EVN's gas network as being highly efficient. Accordingly, from a tariff point of view, EVN does not anticipate any negative effects on gas network revenue. Further acquisitions in the network should allow for a slight increase in cable TV and telecommunications revenue. In the 2007/08 financial year, EVN's networks, in particular the electricity network, will be further modernised and expanded as a consequence of new customer installations. On balance, investment volume will likely match the previous year's level.

Energy Procurement and Supply business unit

The Energy Procurement and Supply business unit encompasses the sourcing, trading and sale of electricity and gas within EnergieAllianz as well as sale of heat by EVN AG itself.

In order to achieve an overall optimisation of EVN Group's activities in the energy business, the marketing of the electricity generated, the sourcing of the primary energy required as well as the payment for the option value of the power plants have also been encompassed within the Energy Procurement and Supply business units, effective October 1, 2006.

Energy Procurement and Supply business unit	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
Revenue	925.1	628.5	296.6	47.2	583.1
Results before operating activities (EBIT)	63.6	26.3	37.3	–	37.4
Profit before income tax	69.6	35.7	33.9	94.7	45.0
Investments	21.0	37.0	–16.0	–43.2	30.2

Heating sales development
GWh


1,200
1,000
800
600
400
200
0
877
967
1,033
1,067
911
2002/03
2003/04
2004/05
2005/06
2006/07

The change in the presentation of EVN Group's marketing activities for the electricity generated led to an increase in revenue of this business unit amounting to approximately EUR 221.0m. The upward price adjustments for electricity and gas also boosted revenue, despite the decrease in sales volumes. All in all, total revenue in the Energy Procurement and Supply business unit climbed by 47.2%, or EUR 296.6m, to EUR 925.1m. The results from operating activities (EBIT) of the business unit also increased by EUR 37.3m, to EUR 63.6m, primarily as the result of the marketing successes of the electricity generated by EVN itself on wholesale markets.

In the heating business, new district heating facilities put into operation by EVN have not compensated for the significant decline in weather-related sales volumes related to average temperatures. The improvement in earnings was accompanied by price adjustments, which were carried out as a result of the increase in the wood fuel index.

Outlook

The expected increase in electricity and gas sales volumes is expected to lead to a significant increase in revenue of the Energy Procurement and Supply business unit. However, it will be difficult to match the results from operating activities, which were achieved during the 2006/07 financial year as a result of positive effects relating to the optimisation of energy production and trading activities on wholesale markets. In the heating business, EVN anticipates a considerable rise in sales volumes and revenue. Investments in EVN's heating business will remain at a high level, which can be primarily attributed to the implementation of the district heating pipeline project from Dürnrohr to Sankt Pölten.

South East Europe business unit

Effective as from the beginning of April 2006, the South East Europe business unit encompasses the activities of EVN Group's new Macedonian subsidiary ESM AD, in addition to the two Bulgarian regional energy suppliers. The effectiveness of the comparison to the previous year is limited, due to the fact that ESM AD was first consolidated for an entire financial year in 2006/07.

South East Europe business unit	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
Revenue	623.9	467.6	156.2	33.4	247.3
Results from operating activities (EBIT)	3.3	17.3	–14.0	–81.1	14.5
Profit before income tax	–13.0	9.3	–22.4	–	4.6
Investments	83.2	30.5	52.7	–	16.4

Revenue: +33.4%
EBIT: EUR –14.0m

Revenue of the South East Europe business unit increased during the period under review by 33.4%, or EUR 156.2m, to EUR 623.9m. In Bulgaria, electricity sales volume only increased by 0.4%, or 27 GWh, to 7,255 GWh, due to the mild weather. Accordingly, the overall rise in revenue is due to the initial full-year consolidation of ESM AD.

Regulations prevent revenue increase in Bulgaria

Despite the negative one-off effect in last year's operating results of the restructuring measures implemented in Bulgaria, no improvement could be achieved in the period under review. This development can be primarily attributed to the tariff rate decisions made by the Bulgarian regulatory authority, which prevent increases in energy procurement prices from being passed on to end customers. Subsequently, operating results declined in spite of a slight increase in electricity sales volumes. Moreover, increased investments for the maintenance and upgrading programme designed to cut network losses as well as provisions made for rental costs in connection with network access to third-party power generation facilities had an adverse impact on results.

High network losses and impairment of receivables in Macedonia

The relatively high power grid losses in the network of the Macedonian subsidiary ESM AD compared to Western European standards, as well as the necessary impairment of receivables and expenses related to the restructuring programme, had an unfavourable effect on results. However, during the period under review, the company achieved initial successes in negotiations carried out with large customers pertaining to payment schedules, as well as the positive settlement of important legal disputes.

On balance, the South East Europe business unit posted results from operating activities for the 2006/07 financial year amounting to EUR 3.3m.

Outlook

Integration on schedule

The integration of the subsidiaries in South East Europe is proceeding quickly and on schedule. Demand for energy is based on economic growth which is significantly higher than the European average. However, the restructuring programme in Bulgaria and Macedonia will require an estimated five to seven years.

Electricity market liberalisation in Bulgaria

The Bulgarian economy is expanding at a robust rate, continually posting growth rates above 6%, and is considered as an important driver of energy demand. The full-scale market liberalisation during the 2007/08 financial year poses new challenges to all electricity market participants. EVN is preparing for this development by establishing trading companies, in order to be well-equipped to effectively deal with increased competition and expand its customer base. Increasing demand combined with market liberalisation and required new investments in power plants will gradually push up electricity prices closer to the West European average.

Few indications of market liberalisation in Macedonia

The reorganisation of the central departments of the Macedonian subsidiary ESM AD, acquired in April 2006, has been completed for the most part. In the first months of the 2007/08 financial year, the branch offices will be restructured and changes made in the division of responsibilities. A Customer Relations Centre will be established to improve customer relations. An increase in electricity demand is expected in line with the anticipated economic recovery and an economic growth rate of 4.5%. However, the Macedonian electricity market has not shown any indications of being liberalised. For this reason, any improvement in operating results can primarily be achieved by reducing network losses in the power grid and boosting efficiency. In addition to these efforts, the framework for a second voluntary personnel reduction programme is being worked out in cooperation with employee representatives. The investment volume for the maintenance and improvement of the network infrastructure in Macedonia will continue to remain at a high level in the 2007/08 financial year.

Environmental Services segment

Water, wastewater and waste incineration

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group in Lower Austria and in Central and Eastern Europe.

Environmental Services segment	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
External revenue	**275.1**	**290.1**	**–15.0**	**–5.2**	**212.9**
Intra-Group revenue	9.4	9.6	–0.3	–2.9	7.3
Operating expenses	–230.6	–233.7	3.1	1.3	–160.1
EBITDA	53.8	66.0	–12.2	–18.4	60.1
Depreciation and amortisation	–15.8	–20.1	4.3	21.3	–19.2
Results from operating activities (EBIT)	**38.1**	**45.9**	**–7.9**	**–17.2**	**40.8**
EBIT margin (%)	13.4	15.3	–1.9	–	18.5
Financial results	13.1	–11.1	24.1	–	–5.9
Profit before income tax	**51.1**	**34.9**	**16.3**	**46.6**	**34.9**
Total assets	1,049.5	929.9	119.6	12.9	731.2
Total liabilities	806.9	761.5	45.4	6.0	586.9
Investments	53.6	9.6	44.0	–	6.2

Project-related decline in revenue of EUR 15.0m

Total revenue in the Environmental Services segment declined by EUR 15.0m during the period under review, to EUR 275.1m. The completion of the large drinking water project in Moscow was only partially offset by various smaller projects in Estonia, Lithuania, Poland, Cyprus and Austria. Due to this effect and the scheduled revision of the waste incineration plant in Dürnrohr, the results from operating activities fell by 17.2%, or EUR 7.9m, to EUR 38.1m.

Water sales development
m m^3



27
26
25
24
23
0
25.9
23.7
24.3
25.2
26.0
2002/03
2003/04
2004/05
2005/06
2006/07

In contrast, the profit before income tax of the Environmental Services segment rose by EUR 16.3m, to EUR 51.1m. This development is chiefly related to the higher profit contributions of the project and operating companies for the central wastewater treatment plant in Zagreb, as well as interest income derived from leasing payments for the completed drinking water facility in Moscow, and the first instalment paid for the completed waste incineration plant in the Russian capital.

Thanks to the ongoing increase in the number of customers EVN now supplies with drinking water during the 2006/07 financial year, the sales volume rose by 3.3%, to 26.0m m^3 of drinking water. On balance, EVN invested EUR 19.1m to secure water supplies or improve water quality, as well as in the acquisition of municipal water supply networks.

Wastewater: completion of large projects in Zagreb and Moscow

In the international wastewater business, EVN's subsidiary WTE completed two large projects during the period under review. At the beginning of November 2006, a drinking water facility in Moscow commenced regular operations. EVN will continue operating the plant until 2016 via a project company, within the context of a BOOT model. At the end of September 2007, the central wastewater treatment plant of the City of Zagreb officially commenced operations after almost a five-year construction period, including the accompanying infrastructure – a bridge close to 1km in length, as well as a sewage system leading from the centre of the city to the installation. EVN will operate the central wastewater treatment plant for 28 years.

Waste incineration: large Moscow project completed, capacity expansion initiated in Lower Austria

In the waste incineration business area, construction began on the third waste incineration line at the waste incineration facility in Dürnrohr in June 2007, which will increase capacity from the current level of 300,000 t annually to 500,000 t. The start-up of the new waste incineration line is expected in the year 2010. In September 2007, EVN completed the construction of a waste incineration installation for Moscow, with an annual capacity of 360,000 t. EVN will operate the plant until 2019, after which it will be handed over to the City of Moscow.

Outlook

EVN Wasser anticipates an ongoing positive development of its business operations, based on the acquisition of additional municipal water supply networks in Lower Austria.

Expansion focuses on new EU member states

WTE won an international tender to construct a large wastewater treatment installation in Istanbul. WTE is on the verge of concluding contracts for large projects in Warsaw, Cyprus, the Baltic States and Moscow. However, construction progress on ongoing projects will not be able to compensate for the decline in earnings resulting from the completion of large international projects. A stable development in earnings is expected for the waste incineration business area in the 2007/08 financial year. In this regard, the conclusion of contracts for additional large international projects is expected.

Strategic Investments and Other Business segment

Strategic investments

The Strategic Investments and Other Business segment encompasses the strategic investments of EVN in Verbundgesellschaft, Burgenland Holding AG and RAG-Beteiligungs-AG, as well as other investments which are not considered the core business of the EVN Group, and which are thus not directly allocated to one of the strategic business units. Moreover, this segment encompasses the intra-Group services provided within the EVN Group.

Strategic Investments and Other Business segment	2006/07 EURm	2005/06 EURm	Change EURm	Change %	2004/05 EURm
External revenue	**25.3**	**19.8**	**5.5**	**27.5**	**26.4**
Intra-Group revenue	49.0	48.5	0.5	0.9	10.3
Operating expenses	–85.8	–69.5	–16.3	–23.5	–36.7
EBITDA	–11.5	–1.1	–10.4	–	0.1
Depreciation and amortisation	–1.6	–2.1	0.5	25.3	–2.7
Results from operating activities (EBIT)	**–13.0**	**–3.2**	**–9.9**	**–**	**–2.6**
EBIT margin (%)	–17.6	–4.7	–12.9	–	–7.1
Financial results	110.3	151.0	–40.8	–27.0	62.7
Profit before income tax	**97.2**	**147.9**	**–50.6**	**–34.2**	**60.1**
Total assets	3,005.9	2,880.6	125.3	4.3	2,304.9
Total liabilities	1,221.8	1,149.7	72.1	6.3	996.0
Investments	2.1	2.2	–0.1	–3.2	1.9

Segment result

The profit before income tax of the Strategic Investments and Other Business segment declined by 34.2%, or EUR 50.6m, compared to the previous year, to EUR 97.2m. The 2005/06 financial year had been characterised by one-off effects relating to proceeds from the disposal of EVN's shareholding in Energie AG Oberösterreich, as well as the conversion of the financial reporting at BEWAG and BEGAS to IFRS. The increase of the dividend payment of Verbundgesellschaft by 50%, to EUR 28.9m, had a positive effect on earnings. Despite the warm weather, the earnings of EVN's investments in BEWAG and BEGAS in the 2006/07 financial year, adjusted for one-off effects, amounted to EUR 17.5m, slightly above the previous year's level of EUR 16.4m. In the period under review, RAG contributed EUR 45.4m to the profit before income tax of the Strategic Investments and Other Business segment (previous year: EUR 43.4m).

Outlook

EVN anticipates a positive development of its investments in the 2007/08 financial year, particularly its strategic investments. As a result, EVN expects a further increase in the contributions of the Strategic Investments and Other Business segment in the upcoming year.

Consolidated Financial Statements 2006/07

According to IFRS (International Financial Reporting Standards)

Consolidated Balance Sheet

	Note[1]	30.9.2007 TEUR	30.9.2006 TEUR
Assets			
Non-current assets			
Intangible assets	25	327,857.2	332,955.7
Property, plant and equipment	26	2,149,128.1	2,026,371.6
Companies included at equity	27	460,310.7	424,319.8
Other financial assets	28	1,613,362.0	1,479,098.9
Deferred tax assets	41	1,032.4	1,296.9
Other non-current assets	29	614,303.8	517,806.3
		5,165,994.3	**4,781,849.1**
Current assets			
Inventories	30	84,127.5	70,725.1
Current receivables and other current assets	31	539,900.1	618,593.9
Cash und cash equivalents	32	471,904.1	374,622.4
		1,095,931.6	**1,063,941.5**
Total Assets		**6,261,925.9**	**5,845,790.6**
Equity and Liabilities			
Equity			
Equity attributable to EVN shareholders	33-38	2,788,012.5	2,523,276.1
Minority interest	39	226,720.8	232,676.8
		3,014,733,3	**2,755,952.9**
Non-current liabilities			
Non-current loans and borrowings	40	1,172,612.3	1,397,169.2
Deferred tax liabilities	41	399,807.9	379,699.7
Non-current provisions	42	457,122.7	434,208.3
Deferred income from network subsidies[2]	43	324,041.4	287,457.4
Other non-current liabilities[2]	44	46,968.7	38,479.4
		2,400,553,0	**2,537,014.0**
Current liabilities			
Current loans and borrowings	45	247,233.6	15,271.5
Taxes payable	46	58,870.5	58,422.2
Trade payables[2]	47	297,980.0	258,553.8
Current provisions[2]	48	92,956.6	89,816.3
Other current liabilities	49	149,598.9	130,760.0
		846,639.6	**552,823.8**
Total Equity and Liabilities		**6,261,925.9**	**5,845,790.6**

1) The following notes to the financial statements form an integral part of this consolidated balance sheet.

2) Comparative figures from the previous year were adjusted to reflect the new Group reporting requirements. See note 23. Changes in accounting and valuation methods.

Consolidated Income Statement

	Note[1]	2006/07 TEUR	2005/06 TEUR
Revenue	50	2,233,124.3	2,071,571.5
Change in work in progress		–5,098.3	–955.5
Own work capitalised		13,353.7	14,541.3
Other operating income	51	45,585.5	40,739.4
Cost of materials and services	52	–1,511,279.0	–1,358,240.8
Personnel expenses	53	–288,893.2	–263,606.3
Depreciation and amortisation	54	–153,339.9	–213,015.8
Other operating expenses	55	–136,138.3	–106,629.0
Results from operating activities (EBIT)		**197,314.9**	**184,405.0**
Income from companies included at equity	56	89,844.7	115,109.2
Income from other investments	57	37,160.6	32,673.9
Interest and other financial results	58	–36,880.0	–27,303.5
Financial results		**90,125.3**	**120,479.6**
Profit before income tax		**287,440.2**	**304,884.6**
Income tax expense	59	–28,462.2	–38,120.8
Net profit for the period		**258,978.0**	**266,763,8**
Thereof			
Minority interest		31,948.3	44,882.3
EVN AG shareholders (Group net profit)		227,029.7	221,881.5
Earnings per share in EUR[2]	60	5.55	5.43
Dividend per share in EUR		1.50[3]	1.40

1) The following notes to the financial statements form an integral part of this consolidated income statement.
2) There is no difference between basic and diluted earnings per share.
3) Proposal to the Annual General Meeting.

Consolidated Cash Flow Statement

TEUR	2006/07	2005/06[1]
Profit before income tax	**287,440.2**	**304,884.6**
+ Depreciation and amortisation and impairment losses/ – reversal of impairment losses on non-current assets	153,339.9	213,015.8
– Non-cash share of income from companies included at equity	–10,205.4	–49,161.0
– Gains/+ losses from foreign exchange translation	–105.0	–6,115.3
– Other non-cash financial results	–5,644.4	–17,576.9
– Release of deferred income from network subsidies	–27,835.1	–23,334.4
– Gains/+ losses on disposal of non-current assets	–331.4	210.4
+ Increase/– decrease in non-current provisions	15,482.2	13,093.6
Gross cash flow	**412,140.9**	**435,016.8**
– Increase/+ decrease in current inventories and receivables	–89,812.1	–15,000.2
– Decrease/+ increase in current provisions	–9,623.2	–40,441.7
+ Increase/– decrease in trade payables and other liabilities	47,747.4	40,729.0
– Income tax paid	–17,623.6	–20,581.8
Net cash flow from operating activities	**342,829.4**	**399,722.1**
+ Proceeds from the disposal of intangible assets and property, plant and equipment	2,675.4	1,294.7
+ Proceeds from network subsidies	64,419.0	39,136.0
+ Proceeds from the disposal of financial assets and other non-current assets	201,943.8	32,780.4
+ Proceeds from the disposal of current financial assets[2]	81,513.9	114,768.7
– Acquisition of subsidiaries, net of cash acquired	–	–227,909.9
– Acquisition of intangible assets and property, plant and equipment	–273,341.9	–251,343.8
– Acquisition of non-current financial and other assets	–183,122.0	–213,187.6
– Acquisition of current financial assets[2]	–189,244.1	–215,471.8
Net cash flow from investing activities	**–295,155.9**	**–719,933.1**
– Dividends paid by EVN AG	–57,234.0	–47,013.7
– Dividends paid to minority shareholders of fully consolidated companies	–35,147.0	–26,329.7
+ Increase in financial liabilities	128,268.3	418,160.5
– Decrease in financial liabilities	–106,002.3	–30,223.5
Net cash flow from financing activities	**–70,115.0**	**314,593.6**
Net change in cash and cash equivalents	**–22,441.4**	**–5,617.5**
Net change in cash and cash equivalents[2]		
Cash and cash equivalents at the beginning of the period	76,797.4	82,414.9
Cash and cash equivalents at the end of the period	54,356.0	76,797.4
Net change in cash and cash equivalents	**–22,441.4**	**–5,617.5**

1) Comparative figures from the preceding year were in part adjusted to reflect the new Group reporting requirements.
2) Changes in securities are reported under these items in cases where the securities are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents. See note 61. Cash flow statement.

Changes in Consolidated Equity Statement

TEUR	Share capital	Share premium	Retained earnings	Revaluation reserve according to IFRS 3	Valuation reserve according to IAS 39	Currency translation reserve	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2005	**99,069.4**	**309,361.9**	**1,080,938.3**	**7,050.6**	**597,669.5**	**122.6**	**2,094,212.2**	**191,194.6**	**2,285,406.8**
Valuation gains/losses on financial instruments	–	–	–	–	247,975.8	–	247,975.8	–	247,975.8
Currency translation adjustment	–	–	–172.0	–	–	139.8	–32.2		–32.2
Business combinations of fully consolidated companies	–	–	–	–	–	–	–	20,232.9	20,232.9
Proportional share of changes to companies included at equity	–	–	–	–	6,252.4	–	6,252.4	2,696.8	8,949.1
After-tax gains (+) or losses (–) recognised directly in equity	**–**	**–**	**–172.0**	**–**	**254,228.1**	**139.8**	**254,196.0**	**22,929.6**	**277,125.6**
Net profit for the period 2005/06	–	–	221,881.5	–	–	–	221,881.5	44,882.3	266,763.8
Total result for the period	**–**	**–**	**221,709.6**	**–**	**254,228.1**	**139.8**	**476,077.5**	**67,811.9**	**543,889.4**
Dividends 2004/05	–	–	–47,013.7	–	–	–	–47,013.7	–26,329.7	–73,343.4
Balance on 30.9.2006	**99,069.4**	**309,361.9**	**1,255,634.2**	**7,050.6**	**851,897.6**	**262.4**	**2,523,276.1**	**232,676.8**	**2,755,952.9**
Valuation gains/losses on financial instruments	–	–	–	–	86,176.5	–	86,176.5	–	86,176.5
Currency translation adjustment	–	–	–	–	–	842.0	842.0	–	842.0
Proportional share of changes to companies included at equity	–	–	–	–	7,886.5	–	7,886.5	–786.8	7,099.7
Other changes	–	–	35.8	–	–	–	35.8	–36.0	–0.1
After-tax gains (+) or losses (–) recognised directly in equity	**–**	**–**	**35.8**	**–**	**94,063.0**	**842.0**	**94,940.8**	**–822.7**	**94,118.0**
Net profit for the period[1]	–	–	227,029.7	–	–	–	227,029.7	31,948.3	258,978.0
Total result for the period	**–**	**–**	**227,065.5**	**–**	**94,063.0**	**842.0**	**321,970.5**	**31,125.5**	**353,096.0**
Dividends 2005/06	–	–	–57,234.0	–	–	–	–57,234.0	–35,147.0	–92,381.1
Business combinations of fully consolidated companies	–	–	–	–	–	–	–	–1,934.5	–1,934.5
Balance on 30.9.2007	**99,069.4**	**309,361.9**	**1,425,465.7**	**7,050.6**	**945,960.7**	**1,104.4**	**2,788,012.5**	**226,720.8**	**3,014,733.3**

1) Proposal to the Annual General Meeting: a dividend of EUR 1.50.

Notes

Basis of Preparation

1. General

EVN is a leading listed Austrian energy and environmental services provider, which is headquartered at EVN Platz, A-2344 Maria Enzersdorf, Austria. The business operations of the company focus on the fields of energy supply and environmental services (also see note 62. Segment reporting). In addition to providing services to its domestic market in the province of Lower Austria, EVN AG is also strongly positioned in the energy industry of South-eastern Europe, following the purchase of majority stakes in two regional electricity supply companies in Bulgaria and the acquisition of the national electricity distribution company in Macedonia. EVN AG provides customers in twelve countries with water supply, wastewater treatment and waste incineration.

The consolidated financial statements of the EVN Group are prepared as of the balance sheet date of the parent company. The financial year of the parent company encompasses the period from October 1 to September 30.

The consolidated financial statements are prepared on the basis of uniform accounting policies. If the balance sheet dates of consolidated companies or companies included at equity are different, interim financial statements are prepared which reflect the balance sheet date of the EVN Group. The interim financial statements of all domestic and foreign companies included in the consolidated financial statements of the EVN Group, which were subject to a statutory audit or voluntarily submitted to such an examination, were audited by independent public accountants in accordance with IFRS regulations.

Certain items on the balance sheet and income statement are grouped together in order to achieve a more understandable and clearly structured presentation. In the notes, these positions are itemised individually and explained according to the principle of materiality.

In order to improve clarity and comparability, the amounts in the consolidated financial statements are generally shown in thousands of euros. Immaterial mathematical differences may arise from the rounding of individual items or percentage rates. The income statement is prepared in accordance with the Austrian method under which "total costs" are shown.

2. Reporting in accordance with International Financial Reporting Standards (IFRS)

Pursuant to § 245a Austrian Commercial Code, the consolidated financial statements were prepared in accordance with the current guidelines set forth in International Financial Reporting Standards (IFRS) as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) that were applicable as of the balance sheet date and adopted by the European Union.

The following standards or interpretations were applied for the first time in preparing the consolidated financial statements of the EVN Group for the 2006/07 financial year:

2. Standards applied for the first time	Effective[1]
New standards/IFRIC	
IFRS 6 Exploration for and Evaluation of Mineral Resources	January 1, 2006
IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	January 1, 2006
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006
IFRIC 8 Scope of IFRS2	May 1, 2006
IFRIC 9 Reassessment of Embedded Derivatives	June 1, 2006
Revised standards/IFRIC	
IFRS 1 First-time Adoption of International Reporting Standards	January 1, 2006
IFRS 4 Insurance Contracts	January 1, 2006
IAS 19 Employee Benefits	January 1, 2006
IAS 21 The Effects of Changes in Foreign Exchange Rates	January 1, 2006
IAS 39 Financial Instruments: Recognition and Measurement	January 1, 2006

1) In accordance with the Official Journal of the European Union, these standards are to be applied beginning with the financial year that starts on or after the date on which the standards become binding.

IFRS 6 "Exploration for and Evaluation of Mineral Resources" regulates the accounting treatment of expenses relating to the exploration and evaluation of mineral resources such as minerals, oil, natural gas and other similar, non-renewable resources, before the technical and economically viable extraction can be demonstrated. IFRS 6 does not prescribe any specific accounting methods for dealing with exploration and evaluation-related expenses, but defines a framework for determining an appropriate accounting method to be applied in the preparation of financial statements. The initial application of IFRS 6 does not have any impact on the consolidated financial statements of the EVN Group.

IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" defines the reporting requirements for reimbursements from funds that cover decommissioning, restoration and rehabilitation costs or similar commitments. The EVN Group does not participate in funds that have been created to provide reimbursement for decommissioning, restoration or rehabilitation costs. Therefore, this interpretation is not relevant for EVN.

IFRIC 6 "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment" stipulates when specified manufacturers of electrical goods are required to recognise a liability for the cost of waste management relating to the environmentally compatible decommissioning of waste electrical and electronic equipment supplied to private households. The EVN Group does not operate in these areas of business. Therefore, this interpretation is not relevant for EVN.

IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies" clarifies how comparative figures are to be restated in financial statements if the functional currency becomes hyperinflationary. IFRIC 7 requires a company that has identified a state of hyperinflation to restate its financial statements as if the economy had always been hyperinflationary. Moreover, IFRIC 7 regulates the treatment of deferred tax balances in opening balance sheets. The EVN Group operates primarily in countries that have single-digit inflation rates. For this reason, IFRIC 7 is currently not relevant for the EVN Group.

IFRIC 8 "Scope of IFRS 2" contains clarifications relating to the application of IFRS 2 "Share-based Payment". In accordance with the interpretation, IFRS 2 must be applied to business transactions in which the company is unable to specifically identify some or all of the goods or services received within the context of share-based payment transactions (e.g. granting of shares to a non-profit organisation). In this case, the company is required to measure the unidentifiable goods or services received as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received. Due to the fact that IFRS 2 is not applied in the EVN Group, IFRIC 8 is also not relevant to the company.

IFRIC 9 "Reassessment of Embedded Derivatives", published in March 2006, deals with the timing for the assessment of a contract to determine whether it contains an embedded derivative that must be separated from the host contract and accounted for as if it were a stand-alone derivative. IFRIC indicates that this assessment is only required when the company becomes a party to the contract. A subsequent reassessment is not required unless there is a change in the terms of the contract that significantly modifies cash flows. The initial application of IFRIC 9 does not have any material effect on the consolidated financial statements of the EVN Group.

The change in IFRS 1 "First-time Adoption of International Reporting Standards" more clearly formulates the wording of an exemption clause for companies that first applied IFRS 6 "Exploration for and Evaluation of Mineral Resources" before January 1, 2006. IFRS 1 is not applied in the EVN Group.

A change in IAS 19 "Employee Benefits" creates an additional option that enables a company to immediately recognise actuarial gains and losses resulting from services relating to a termination of employment contracts in the form of a statement of changes in equity. The EVN Group has decided not to exercise this option. Furthermore, the revision to IAS 19 contains guidelines on allocating the cost of a group defined benefit plan to the different employers.

The revision of IAS 21 "The Effects of Changes in Foreign Exchange Rates" stipulates that monetary assets and liabilities of a parent company or a subsidiary engaged in foreign business operations are to be considered as part of the reporting company's net investment in that foreign operation, regardless of the currency in which these items are denominated. Accordingly, any resulting currency translation adjustments are initially recognised outside of profit and loss in equity in the consolidated financial statements. The EVN Group does not expect the application of this interpretation will have any material effect on the financial position, profit and loss or cash flows of the company.

Furthermore, the IASB made further changes to IAS 39. These revisions relate to the option of reporting financial instruments as "financial assets or financial liabilities measured at fair value through profit and loss" and to the reporting of cash flow hedges that are designed to hedge foreign currency risks of highly probable intragroup forecast transactions. The changes in IAS 39 together with IFRS 4 "Financial Guarantee Contracts" require obligations arising from financial guarantees to be recognised as a liability. The EVN Group does not expect the application of this interpretation will have any material effect on the financial position, profit and loss or cash flows of the company.

In conclusion, the initial application of standards or interpretations beginning with the 2006/07 financial year will not have any material effect on the consolidated financial statements for the period under review or any earlier period.

The following standards have been approved by the IASB up to the date on which the consolidated financial statements of the EVN Group were prepared. These new standards have been partially accepted by the EU and published in the Official Journal of the European Union:

2. Standards which are not yet effective	Effective
New Standards/IFRIC	
IFRS 7 Financial Instruments: Disclosures[1)]	January 1, 2007
IFRS 8 Operating Segments[1)]	January 1, 2009
IFRIC 10 Interim Financial Reporting and Impairment[1)]	November 1, 2006
IFRIC 11 IFRS 2 Group and Treasury Share Transactions[1)]	March 1, 2007
IFRIC 12 Service Concession Arrangements[2)]	January 1, 2008
IFRIC 13 Customer Loyalty Programmes[2)]	July 1,2008
IFRIC 14 The Limit on a Defined Benefit Asset Minimum Funding Requirements and Their Interaction[2)]	January 1, 2008
Revised standards IFRIC	
IAS 1 Presentation of Financial Statements (relating to additional disclosures on equity)[1)]	January 1, 2007
IAS 23 Borrowing Costs [2)]	January 1, 2009
IAS 32 Financial Instruments: Disclosure and Presentation was replaced by IFRS 7. The title of IAS 32 was changed to IAS 32 Financial Instruments: Presentation.[2)]	January 1, 2007

1) In accordance with the Official Journal of the European Union, these standards are to be applied beginning with the financial year that starts on or after the date on which the standards become binding.
2) In accordance with IASB, the standards that have not yet been approved by the EU must be applied beginning with the financial year that starts on or after the date on which the standards become binding.

In August 2005 the IASB approved IFRS 7 "Financial Instruments: Disclosures". This standard requires the disclosure of information on the significance of financial assets and financial liabilities for a company's financial position and performance, and also contains new guidelines for the reporting of risks that may arise in connection with these financial assets and financial liabilities. The new standard will have an impact on the manner in which information on financial instruments is published in the consolidated financial statements of the EVN Group, but not on the recognition or valuation of financial instruments.

IFRS 8 "Operating Segments" was released by the IASB in November 2006 and replaces IAS 14. It regulates the disclosure of information on business segments, products and services, regions and the customer relationships of the company. In accordance with IFRS 8, segment reporting must be prepared on the same basis as used by the main decision-making bodies of the company to evaluate performance and allocate resources (management approach). In contrast, IAS 14 structured segment reporting according to the source and type of opportunities and risks (risks and rewards approach). The precise impact of IFRS 8 on the financial reporting of the EVN Group can only be determined when this standard actually takes effect, and will be based on the development of the EVN Group and its current segments of business.

IFRIC 10 "Interim Financial Reporting and Impairment", which was published in July 2006, concludes that impairment losses on goodwill and certain financial assets recognised in previous interim periods, and for which IAS 36 or IAS 39 prescribed a reversal of the impairment losses, may not be reversed in subsequent interim or consolidated financial statements. The EVN Group does not expect the application of this interpretation will have any material effect on the financial position, profit and loss or cash flows of the company.

IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" provides guidance on the application of IFRS 2 to share-based payment transactions in which a company's own equity instruments or the equity instruments of a subsidiary are to be granted. As IFRS 2 is currently not applied in the EVN Group, IFRIC 11 is also not relevant to EVN at this time.

The IFRIC also published interpretation IFRIC 12 "Service Concession Arrangements" in November 2006. This guideline addresses the issue of reporting on service concession arrangements by companies with government or similar grants contracts for the supply of public services, such as the construction of roads, airports, prisons or energy distribution infrastructure. IFRIC 12 clarifies how companies are to report the rights and responsibilities arising from such contractual obligations. The EVN Group is currently evaluating how the application of this interpretation will impact the financial position, profit and loss and cash flows of the company.

IFRIC 13 "Customer Loyalty Programmes", which was published in June 2007, addresses the accounting policies of companies that grant loyalty award credits (e.g. "bonus points") to customers, who buy other goods and services. In particular, IFRIC 13 explains how these companies should account for their obligations to provide free or discounted goods or services to customers who redeem such award credits. The EVN Group does not make use of any such customer loyalty programmes. Subsequently, IFRIC 13 is not relevant to EVN.

The revised IAS 1 "Presentation of Financial Statements" requires the disclosure of additional information on capital, e.g. the capital structure and how this capital structure is determined and managed by the company as well as any regulations on capital resources that were issued by supervisory bodies.

The main change to IAS 23 "Borrowing Costs", which was revised in April 2007, pertains to the elimination of the option to immediately expense borrowing costs that can be classified as directly related to the acquisition, construction or production of qualifying assets. In this case, a qualifying asset is considered to exist if a substantial period of time is required to ready the particular asset for use or sale. The EVN Group has not made use of this option. Therefore, this change has no impact on the financial position, profit and loss or cash flows of the company.

A change implemented in August 2005 replaced the guidelines contained in IAS 32 by IFRS 7 "Financial Instruments: Disclosures". The title of IAS 32 was changed to "Financial Instruments: Presentation".

The new or revised standards and interpretations will not be applied by EVN on a premature basis.

Basis of Consolidation

3. Consolidation methods

The consolidation is carried out in accordance with IAS 27 by offsetting the acquisition cost against the revalued net assets of the subsidiary on the date of acquisition.

In accordance with IFRS 3, the identifiable assets, liabilities and contingent liabilities are reported at their full fair value, irrespective of any minority interest. Intangible assets must be presented separately from goodwill, if it can be demonstrated that they are separable from the entity or arise from contractual or other legal rights. In applying this method, restructuring provisions may not be recognised separately within the context of the purchase price allocation. Any remaining unallocated acquisition costs, which compensate the divesting company for market opportunities or developmental potential that has not been clearly identified, are recorded as goodwill in the local currency in the relevant segment. If the interest in the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the gain is recognised immediately in profit or loss after a reassessment of the measurement. Any undisclosed reserves or obligations are carried forward in proportion to the related assets and liabilities during the subsequent consolidation.

In cases where EVN acquires additional shares in a company in which it already holds a controlling interest, the difference between the purchase price and the proportional share of equity is reported as a fair value adjustment. Any remaining difference is reported as goodwill.

The consolidated financial statements of the EVN Group encompass the business activities of those companies in which EVN AG, directly or indirectly, holds a majority of the voting rights (subsidiaries) or, if it has control, when EVN is the primary beneficiary of any economic benefit arising from the business operations of these companies, or if EVN AG must bear most of the risks. This is usually the case when the voting rights held by EVN exceed 50%.

The initial consolidation of a company is carried out as of the acquisition date, or alternatively at a balance sheet date soon thereafter if there is no material effect compared with consolidation as of the acquisition date. A company is deconsolidated when EVN is no longer able to exercise a controlling influence.

The consolidation of joint venture companies (joint management together with one or more companies outside the EVN Group) is carried out on a proportionate basis, according to the same principles outlined above.

The following overview documents the main positions reported on the balance sheet and income statement of the joint ventures that are consolidated on a proportionate basis:

3. Key positions of jointly controlled entities	TEUR 2006/07	2005/06
Balance sheet		
Non-current assets	3,143.0	3,320.8
Current assets	230,629.4	182,904.7
Non-current liabilities	5,118.9	2,389.9
Current liabilities	128,850.4	116,813.1
Income statement		
Revenue	616,849.6	552,298.8
Operating expenses	–576,516.2	–529,506.9
Depreciation and amortisation	–197.9	–153.6
EBIT	40,135.5	22,638.3
Financial results	1,365.9	1,267.7
Profit before income tax	41,501.4	23,906.0

The same basic principles applied to fully consolidated companies are also applied to associates included at equity. The financial statements of the companies included in the financial statements of the EVN Group at equity are based on uniform accounting policies.

Subsidiaries, joint venture companies or associated companies consolidated at equity are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total. These companies are reported at fair value, which generally corresponds to amortised cost. In order to assess the materiality of an investment, the balance sheet, non-current assets, proportional equity and external revenues are considered in relation to Group totals. The companies consolidated on the basis of these criteria account for more than 99% of the respective totals.

The consolidation procedure for profit and loss on intragroup transactions considers the effects on income taxes as well as the recognition of deferred taxes.

Intragroup balances, expenses and income as well as intragroup profits arising in companies that are included using full or proportionate consolidation are eliminated if they are not immaterial.

Impairment losses and reversals thereon to investments in subsidiaries, which are included in the individual financial statements, are eliminated in preparing the consolidated financial statements.

4. Consolidation range

The consolidation range is established in accordance with the requirements of IAS 27. Accordingly, 23 domestic and 23 foreign subsidiaries that are subject to the legal and factual control of EVN were fully consolidated.

A total of 25 affiliated companies (previous year: 14) were not consolidated due to their immaterial influence on the assets, financial position and profitability of the EVN Group.

The sub-group financial statements of EnergieAllianz Austria GmbH, Vienna, ("EAA"), are included on a proportionate basis. EVN now holds a 45.0% interest in the financial statements of the sub-group, which is comprised of "EAA", Switch Energievertriebsgesellschaft m.b.H., Salzburg, and Naturkraft Energievertriebsgesellschaft mbH, Vienna.

EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf, which is wholly owned by EVN, is consolidated on a proportionate basis because of a specific contractual agreement.

Rohöl-Aufsuchungs Aktiengesellschaft, Vienna, ("RAG"), in which the fully consolidated company RAG-Beteiligungs-AG, Maria Enzersdorf, ("RBG"), owns a 75.0% interest, is included at equity although EVN holds a majority of the voting rights. This is due to a contractual stipulation, which does not permit EVN to exert a controlling influence on the company.

EconGas GmbH, Vienna, in which EVN AG has a 15.7% interest, is included at equity due to a special clause in the contractual agreement that allows EVN to exert significant influence on the company.

An overview of the companies included in the financial statements of the EVN Group is provided in the notes to the financial statements, under "EVN Group investments". The consolidation range (including EVN AG as parent company) developed as follows during the reporting period:

4. Changes in the consolidation range	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2005	40	4	15	59
Start-ups/Initial consolidation	4	–	–	4
Mergers/Contribution of assets	–1	–	–	–1
Deconsolidation	–	–	–2	–2
30.9.2006	43	4	13	60
Start-ups/Initial consolidation	4	–	2	6
Deconsolidation	–1	–	–3	–4
30.9.2007	46	4	12	62
Thereof foreign companies	23	–	3	26

Business combinations

Business combinations and the subsequent initial consolidations had the following effects on the balance sheet of the EVN Group:

4. Impact of business combinations TEUR	2006/07	2005/06
Non-current assets	–	234,730.0
Current assets	–	75,958.5
	–	**310,688.5**
Equity	–	202,328.8
Non-current liabilities	–	31,443.6
Current liabilities	–	76,916.2
	–	**310,688.5**

The carrying amount of the acquired assets and liabilities assumed by the EVN Group in connection with the acquisition of the Macedonian electricity supply company AD Elektrostopanstvo na Makedonija, Skopje, Mazedonien, "ESM AD", was determined in April 2007. This assessment did not indicate any adjustments of the acquired assets and liabilities. Subsequent additional costs related to the acquisition led to an increase of TEUR 266.5 in goodwill.

During the 2006/07 financial year, EVN acquired a further 2.7% interest in the fully consolidated company Burgenland Holding AG, Eisenstadt, ("BUHO"), at a cost of TEUR 5,040.0. This transaction will only have an effect on minority interest and the acquired undisclosed reserves associated with previously recognised assets.

Start-ups/initial consolidations

EVN Trading SEE EAD, Sofia, Bulgaria, was founded as a wholly owned subsidiary of EVN in September 2007. The business of this company involves the processing of energy trading transactions, including the procurement and sourcing of primary energy, optimisation of electricity production and provision of energy-related services in South-eastern Europe.

In January 2007, OOO EVN Umwelt Service, Moscow, Russia, was established as a wholly owned subsidiary of EVN. This company serves as the property and management company for a district heating plant that is located on the grounds of the Kuryanovo wastewater treatment plant in Moscow, and will also act as the development company for EVN's future business activities in Russia.

In September 2007, EVN Umwelt Finanz- und Service-GmbH, Maria Enzersdorf, and WTE Projektgesellschaft Natriumhypochlorit mbH, Essen, Germany – both wholly owned subsidiaries of EVN – were established to implement a project for the construction, operation and financing of a sodium chloride facility in Moscow.

EESU Holding GmbH, Vienna, ("EESU"), in which EVN owns a 49.95% stake, was founded in August 2007 and is included at equity in the consolidated financial statements of the EVN Group. "EESU" was founded to purchase, together with other partners, a 100% stake in E&P Holding GmbH, Vienna, ("EPH"), which in turn holds a 25% interest in "RAG". The purchase contract concluded with the Shell Group, the owner of "EPH", is subject to the usual conditions, e.g. anti-trust regulations.

Zagrebacke otpadne vode – upravljanje i pogon d.o.o., Zagreb, Croatia, ("ZOV UIP"), was founded in January 2004. EVN holds a 35.0% stake in this company, which was included at equity for the first time in the consolidated financial statements of the EVN Group for reasons of materiality. The company's business activities relate primarily to the operation of the central wastewater treatment facility in Zagreb, which was constructed by the joint venture Zagrebacke otpadne vode d.o.o., Zagreb, Croatia, ("ZOV"), in cooperation with RWE.

Deconsolidation

SHW Hölter Projektgesellschaft Slowenien mbH, Essen, Germany, which was previously included through full consolidation, was deconsolidated during the reporting year following the cessation of business operations. ARGE Coop Telekom, Maria Enzersdorf, Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna, and Toplak Gesellschaft m.b.H., Breitenfurt, which were previously consolidated at equity, were deconsolidated for reasons of immateriality.

5. Foreign currency translation

The EVN subsidiaries report transactions in foreign currencies at the average exchange rate in effect on the date of the relevant transaction. Assets and liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Any resulting foreign currency gains are recognised to profit or loss in the same business year as the transactions.

The financial statements of foreign subsidiaries that report in foreign currencies are translated into the euro based on the functional currency method, in accordance with IAS 21. For companies that do not report in the euro, assets and liabilities are translated at the average exchange rate on the balance sheet date, while expenses and income are translated at the average exchange rate for the reporting period.

Differences arising from foreign currency translation are recorded in the currency translation reserve in equity not affecting net income. The resulting change in equity for the 2006/07 financial year amounted to TEUR +842.0 (previous year: TEUR +139.8).

The development of assets is reported at the average exchange rate for the relevant transactions. Changes in the average exchange rate between the balance sheet date for the reporting period and the previous year as well as differences arising from the use of average exchange rates to translate changes during the financial year are reported separately under the currency translation adjustment in the development of assets.

Goodwill resulting from the acquisition of foreign subsidiaries is recorded at the exchange rate in effect on the date of acquisition; this goodwill is subsequently allocated to the acquired company and translated at the exchange rate in effect on the balance sheet date. When a foreign company is deconsolidated, any related currency differences are recognised to profit or loss.

The following key exchange rates were used for foreign currency translation:

5. Foreign currency translation

Currency	2006/07 Exchange rate on the balance sheet date	Average	2005/06 Exchange rate on the balance sheet date	Average
Bulgarian lev[1]	1.95583	1.95583	1.95583	1.95583
Croatian kuna	7.27730	7.34395	7.38950	7.33438
Danish krone	7.45440	7.45128	7.45760	7.46020
Macedonian denar	61.40120	61.12578	61.19550	61.19890
Polish zloty	3.77300	3.84162	3.97130	3.91888
Russian rouble	35.34900	34.68977	33.94200	34.08500
Slovenian tolar[2]	–	–	239.59000	239.55846

1) The exchange rate is determined by Bulgarian regulations.
2) The euro became the official currency in Slovenia as of January 1, 2007.

Significant Accounting Policies

The consolidated financial statements as of September 30, 2007 were prepared in accordance with the following accounting principles:

6. Intangible assets

Acquired intangible assets are recognised at acquisition cost. Internally generated intangible assets are recorded at production cost, when the requirements of IAS 38 for the capitalisation of such assets have been fulfilled.

Development expenses are capitalised if a newly developed product or process can be clearly separated, is technically feasible and will either be used or marketed. Research expenses are capitalised in the period when the research work is carried out.

The EVN Group did not capitalise any development expenses or internally generated assets during the past financial year.

Intangible assets are amortised in accordance with their expected useful life. With the exception of goodwill and intangible assets with indefinite lives, the calculation of amortisation is based on the straight-line method over a period of three to eight years for software and three to 40 years for rights.

Order backlog acquired through business combinations is reduced in accordance with performance on the relevant orders.

The capitalised customer relationships (customer base) arising from an acquisition are not amortised if a useful life has yet to be defined for lack of market liberalisation. Scheduled amortisation between five and 15 years is applied to customer relationships in liberalised markets.

The ESM brand, which was capitalised in the preceding financial year, was classified as an intangible asset with an indefinite life based on an assessment of product life cycles, contractual and legal controls and other relevant factors. As a consequence of this classification, the asset was not amortised. Due to the planned relaunch of ESM, scheduled amortisation will be carried out over a period of two years.

Impairment losses are recognised in the year in which impairment is identified. If the reasons for impairment cease to exist, a corresponding write-up is recorded to an amount that does not exceed amortised cost.

Goodwill and intangible assets with indefinite lives are tested each year for impairment. If events or a change in circumstances indicate a potential loss in value, impairment tests are carried out more frequently. For further details on the procedures used to test goodwill for impairment, refer to note 8. Procedures and effects of impairment tests.

7. Property, plant and equipment

Property, plant and equipment are carried at acquisition or production cost, less ordinary straight-line depreciation and any impairment losses. Production cost includes direct costs as well as an appropriate percentage of material and manufacturing overheads. General administrative costs are not capitalised. If applicable, acquisition or production cost also encompasses the estimated expense for decommissioning plant and equipment or the restoration of property.

If the construction of fixed assets continues over an extended period of time, the interest expense on debt is capitalised as a part of acquisition or production cost until construction is completed, in accordance with IAS 23 "Borrowing Costs".

Assets are depreciated when available for use. Depreciation is calculated on a straight-line basis over the expected useful life of the equipment or its components. The expected economic and technical life of plant or equipment is taken into consideration in determining the useful life of these items.

Ordinary straight-line depreciation is based on the following calculations for expected useful life:

7. Expected useful life of property, plant and equipment

	Years
Buildings	10 – 50
Transmission lines and pipelines	15 – 50
Machinery	10 – 33
Meters	7 – 40
Tools and equipment	3 – 25

If property, plant and equipment qualify as non-current assets available for sale pursuant to IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", scheduled depreciation is discontinued. In both the 2006/07 financial year and the preceding year, the requirements of IFRS 5 relating to the disposal of non-current assets available for sale and discontinued operations were not met.

Maintenance and repairs are expensed in the year incurred, provided this work does not change the nature of the asset and no additional future benefits arise. Replacement investments and value-enhancing investments are capitalised.

When property, plant or equipment is retired, the cost of the acquisition and the accumulated depreciation are reported in the financial statements as a disposal. The difference between the net proceeds on the sale and the remaining carrying value are reported as operating income or other operating expenses.

When property, plant or equipment are sold, the carrying value of the asset is written down if required, to equal the selling price less any costs to sell. This adjustment takes place once the transaction is approved and the conditions defined in IFRS 5 are met. The resulting carrying value is not depreciated until the date of disposal.

8. Procedures and effects of impairment tests

Goodwill and other intangible assets with indefinite lives

In accordance with IFRS 3 "Business Combinations" and IAS 38 "Intangible Assets", goodwill and other intangible assets with indefinite lives are not subject to scheduled amortisation, but are tested for impairment at least once a year.

The goodwill arising from a business combination is allocated to the cash-generating units that produce cash flow and derive a benefit from the synergies resulting from the merger. Any non-assignable consolidation difference is allocated to the cash-generating units Energy Procurement and Supply, Bulgaria, Macedonia and Environmental Services.

In assessing economic value within the context of impairment tests, the higher of the net selling price and the value in use is compared with the previously reported carrying amount.

The calculation of the carrying amount is based on the expected future cash flows, which can be determined on the basis of the data derived from medium-term corporate planning. These monetary inflows and outflows are discounted at the pre-tax weighted average cost of capital (WACC) of 8.7% (previous year: 8.7%), which is adjusted to reflect the specific corporate and country risks.

If the market value exceeds the carrying amount, there is no need to recognise an impairment loss. If the market value is lower than the reported carrying amount, an impairment loss must be recognised to the cash-generating unit. In accordance with IFRS 3, goodwill that was written down through an impairment loss may not be revalued, even if the reasons for the impairment have ceased to exist.

Intangible assets with finite lives and property, plant and equipment

Intangible assets with finite lives and property, plant and equipment are tested for impairment in accordance with IAS 36 "Impairment of Assets" if there are sufficient signs of an impairment loss or if the past reasons for an impairment loss have ceased to exist.

An impairment loss is recognised if the higher of the value in use or the net selling price is less than the carrying amount. If the asset is part of a cash-generating unit, the value of the impairment loss is determined on the basis of the recoverable amount of the cash-generating unit. The decisive criterion for the qualification of a production unit as a cash-generating unit is its technical and commercial ability to generate independent revenues. In the EVN Group, this definition applies to electricity and heating generation plants, electricity and gas distribution systems, data transmission lines and electricity purchasing rights.

The value in use is calculated by discounting the future monetary inflows and outflows that result from the use of an asset. The interest rate for the discount (WACC) amounted to 8.7% during the period under review (previous year: 8.7%), and was derived from the weighted average cost of capital for the EVN Group.

The valuation is carried out on the basis of internal planning. This planning process takes the future expected revenues into consideration as well as maintenance and repair expenses, in which case the condition of the respective property, plant and equipment must also be taken into account. The quality of the planning data is regularly compared with actual results through a variance analysis. These findings are taken into consideration in developing the next medium-term corporate planning strategies.

If the carrying amount of a cash-generating unit to which goodwill has been allocated exceeds the recoverable amount, the goodwill is reduced through an impairment loss amounting to the difference between the previously reported carrying value and the recoverable amount. Any further impairment is reflected in a proportional reduction of the carrying amount of the remaining fixed assets in the cash-generating unit. If the reasons for impairment cease to exist, a corresponding write-up is recorded, whereby the increased carrying amount may not exceed the depreciated acquisition or production cost.

9. Leased and rented assets

In accordance with IAS 17 "Leases", a leased asset is allocated to the lessee or lessor based on the transfer of significant risks and rewards incidental to the ownership of the asset.

Long-term lease receivables within the context of the so-called BOOT model ("Build, Own, Operate & Transfer") – in which a facility is built, financed and then operated on behalf of the customer for a predefined period of time, after which the plant becomes the property of the customer – are classified as finance leases in accordance with IAS 17 together with IFRIC 4, and capitalised as such in the consolidated financial statements of the EVN Group.

Assets obtained through finance leases are capitalised by the lessee at the fair value or the lower present value of the minimum lease payment, and amortised on a straight-line basis over their expected useful life or the shorter contract period. The obligations resulting from future lease payments are reported as a liability.

Assets obtained through operating leases are considered to be owned by the lessor. The rental charges incurred by the lessee are allocated as equal instalment payments over the duration of the lease and reported as an expense.

10. Financial assets

Companies included at equity
Companies included at equity are initially recognised at cost (acquisition price), and measured in later periods at the proportional share of depreciated net assets. In this case, the carrying value is increased or decreased by the proportional share of net profit, distributed dividends or other changes in equity. An impairment loss is recognised when the recoverable amount is less than the carrying amount. Recognised goodwill is included in the carrying amount.

Other financial assets
Shareholdings in non-consolidated affiliated companies, in associated companies that are not included at equity and in other investments are reported as "available for sale".

These financial assets are carried at fair value, if fair value can be reliably determined. Unrealised profits or losses are capitalised under equity without recognition through profit or loss. Impairment losses are recognised to reflect any permanent reductions in value. When financial assets are sold, the unrealised profits or losses that were previously recorded under equity without recognition to profit or loss are recognised to profit or loss.

Other non-current assets
Securities recorded under non-current assets are initially recognised as "financial assets to be carried at fair value through profit or loss". These assets are recorded at cost as of the date of acquisition and at market value as of the balance sheet date in later periods. Changes in market value are recognised to the income statement as income or expense.

Interest-bearing debt is reported at amortised cost, whereas interest-free and low-interest loans are reported at their present value. Long-term receivables are derived from EVN's project business, and are reported as finance leases according to IAS 17 in connection with IFRIC 4 (see note 9. Leased and rented assets).

11. Inventories

Inventories represent assets that are held for sale in the ordinary course of business (finished products and goods), stored for manufacturing purposes (unfinished products and services), or used to manufacture products or perform services (raw materials, auxiliary materials or fuels as well as purchased emission certificates).

The valuation of inventories is based on acquisition or production cost or the lower net realisable value on the balance sheet date. For marketable inventories, these values are derived from the current market price. For other inventories, these figures are based on the expected proceeds less future production costs. Risks arising from the duration of storage or reduced convertibility are reflected in impairment losses which are based on experience. The applicability of primary energy inventories and raw materials, auxiliary materials or fuels is determined in accordance with the moving average price method or by application of any other qualified procedure.

The emission certificates allotted free of charge in accordance with the Austrian Emission Certificate Act are capitalised at an acquisition cost of zero based on IAS 20 and IAS 38, following the rejection of IFRIC 3 by the European Commission. Any additional purchased emission certificates are capitalised at cost, whereas additions to provisions for shortfalls are based on the current market price as of the balance sheet date. The cost of materials and services on the income statement only includes expenses arising from an insufficient allotment of emission certificates.

12. Receivables

Receivables and other assets are generally reported at amortised cost. Exceptions to this procedure are derivative financial instruments, which are reported at market values, and assets and liabilities in foreign currencies, which are valued at the exchange rate in effect on the balance sheet date. Amortised cost is considered to represent a fair estimate of the current value because the remaining time to maturity is less than one year in most cases.

Non-current receivables are discounted by applying the effective interest method. Corresponding value adjustments allow for all recognisable risks.

Deferred tax assets and deferred tax liabilities are offset when they relate to the same tax authority and the company has a right to offset the items.

13. Cash and cash equivalents

Cash and cash equivanlents include cash on hand and cash at banks as well as securities used for the temporary investment of free liquid funds.

Cash on hand and cash at banks are reported at current rates. Cash balances in foreign currencies are translated at the exchange rate in effect on the balance sheet date. Securities designated "held for trading" are carried at market value, and any changes in market value are recognised immediately through profit or loss.

14. After-tax gains or losses recognised directly in equity

This item comprises certain changes in equity that are not recognised through profit or loss as well as the related deferred taxes. For example, this position includes the currency translation adjustment, unrealised gains or losses from the market valuation of marketable securities, and the effective part of market value changes from cash flow hedge transactions. This item also encompasses the proportional share of changes to companies included at equity recognised directly in equity.

15. Provisions for pensions and similar obligations

Under the terms of a company agreement, EVN is obliged to pay a supplementary pension on retirement to employees who joined the company prior to December 31, 1989. This commitment also applies to EVN Netz GmbH, Maria Enzersdorf, for those employees who, within the context of the legal unbundling agreement for the spin-off of EVN's electricity and gas networks to EVN Netz GmbH, Maria Enzersdorf, were also transferred to the new company. In principle, the amount of this supplementary pension is performance-related, and is derived from the length of service and the amount of remuneration at the time of retirement. Contributions to EVN-Pensionskasse AG, Maria Enzersdorf, are always made by EVN and, as a rule, also by the employees, whereby the resulting claims are fully credited to pension payments. The obligations of EVN to retired employees as well as to prospective beneficiaries are covered in part by provisions for pensions and through defined contribution payments made by EVN-Pensionskasse AG, Maria Enzersdorf.

For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution-based pension scheme, which is financed by EVN-Pensionskasse AG, Maria Enzersdorf. This pension fund invests the pension fund assets primarily in different investment funds, in accordance with the provisions of the Austrian Pension Fund Act. EVN has made pension commitments to certain employees, which entitle these persons to receive company pension payments on retirement if certain conditions are met.

Provisions were created for liabilities arising from the future claims of current employees and current claims of retired personnel and dependents to receive benefits in kind in the form of electricity and gas.

The provisions for pensions and similar obligations are calculated on the basis of an actuarial report using the projected unit credit method. The expected pension payments are distributed according to the number of years of service by employees until retirement. The expected increases in wage, salaries and pensions are incorporated.

The provisions for pensions are determined by an actuary on the basis of an actuarial report as of the balance sheet date. The calculation parameters are described in note 42. Non-current provisions.

Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plain assets are recognised through profit or loss over the average remaining working life of the particular employees.

As in the previous year, the biometric bases for calculation were established using the "AÖV 1999-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, Angestelltenbestand" Austrian pension tables.

The current service cost and the interest portion of the addition to the provision for pensions are reported as personnel expenses.

16. Provisions for severance payments

Severance payments represent one-off payments that are compulsory under Austrian labour legislation. Companies are required to make these payments when employees whose employment began before January 1, 2003 are dismissed or have reached the legal retirement age. The amount of such payments is based on the number of years of service and the amount of individual remuneration.

In Bulgaria and Macedonia, employees are entitled to severance payments on retirement, the amount of which is based on the number of years of service.

With regard to severance compensation entitlements, other employees of the EVN Group are covered by similar social protection measures under the legal, economic and tax framework of the particular country in which they work.

The provisions for severance payments are created according to actuarial principles. Severance payments are calculated using the same parameters as the provision for pensions. The calculation parameters are described in note 42. Non-current provisions.

Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

For those employees whose employment commenced after December 31, 2002, the responsibility for fulfilling this obligation will be assumed by a contribution-based severance payment system. The payments to this external employee fund are reported as expenses.

17. Provisions for service anniversary bonuses

The obligations for service anniversary bonuses required by collective wage and company agreements are calculated using the same parameters as the provision for pensions. Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

18. Other non-current provisions

Other non-current provisions reflect all other recognisable legal or factual commitments to third parties as of the balance sheet date, based on events which took place in the past, and where the level of the commitments and the precise starting point are still uncertain. These provisions are recorded at the actual amount to be paid. Valuation is based on the expected value or the amount which involves the highest probability of a loss.

Non-current provisions are reported at the discounted amount to be paid as of the balance sheet date.

Waste disposal or land restoration requirements to fulfil legal and perceived commitments are recorded at the present value of the expected future costs. Changes in the valuation of the costs or the interest rate are offset against the carrying amount of the underlying assets. If the provision for these costs exceeds the carrying amount of the assets, the difference is recognised through profit and loss.

19. Liabilities

Liabilities are reported at amortised cost, with the exception of liabilities arising from derivative financial instruments or liabilities arising from hedge accounting (See note 20. Derivative financial instruments). Costs for the procurement of funds are considered part of acquisition cost.

Non-current liabilities are discounted by applying the effective interest method.

Deferred income from construction subsidies and other investment subsidies do not reduce the reported acquisition or production costs of the corresponding assets. They are reported as liabilities in the consolidated balance sheet in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Assistance". Deferred income from construction subsidies, which constitutes payments made by customers as part of investments in network construction, represents an offset to the acquisition cost of these assets and is released on a straight-line basis over their average useful life.

Other investment subsidies are released as income in line with the useful life of the related assets. As a rule, the provision of investment subsidies is linked to operational management in accordance with legal requirements and the approval of the responsible authorities.

20. Derivative financial instruments

Derivative financial instruments include, in the broader meaning of the term, swaps, options, forwards, futures and structured products.

Individual derivative instruments, primarily currency and interest rate swaps, are utilised as a means of hedging and controlling existing economic exchange rate and interest fluctuation risks. EVN makes use of swaps, futures and forwards as a means of limiting the risks in the energy sector that may arise from changes in energy, commodity and product prices.

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", contracts to buy or sell non-financial items (e.g. electricity supplies) are not derivatives as defined by IAS 39, if these non-financial items are entered into and held for the purpose of the receipt or delivery of a non-financial item (e.g. energy deliveries) and when the contract is in accordance with the entity's expected purchase, sale or usage requirements.

The forward and futures contracts concluded by EVN for the purchase or sale of electricity and CO_2 emission certificates generally result in a physical delivery. These contracts are concluded to secure purchase prices for expected electricity deliveries or CO_2 emission certificates and the sale prices for planned electricity production. Due to the regular physical deliveries that fulfil the terms of the forward and futures contracts concluded by EVN, these contracts are not dedicated to derivative financial instruments. For this reason, the contracts are not measured at market value pursuant to IAS 39. EVN's existing forward and futures contracts represent executory sale and purchase agreements which, in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", must be examined to determine the expected losses from executory contracts.

Derivative financial instruments pursuant to IAS 39 are financial instruments used to limit and manage foreign currency and interest rate risks as well as swaps used to limit the risks arising from changes in raw material and product prices in procurement and sourcing.

The valuation of derivatives pursuant to IAS 39 is carried out at market value (fair value). The fair value of derivatives reflects the estimated amount that the EVN Group receives or is required to pay if the transaction is concluded on the balance sheet date. For this reason, the values also encompass unrealised gains and losses. The treatment of these changes in value depends on the type of hedge.

For the most part, the derivative financial instruments used by the EVN Group fulfil the prerequisites for hedge accounting.

The market valuation of derivative financial instruments, which are classified as cash flow hedging instruments (primarily interest rate swaps and energy derivates) in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" (see note 64. Financial instruments) are recorded without recognition to profit or loss (hedging reserve) in the valuation reserve under equity. Ineffectivnesses of cash flow hedges are immaterial. The realisation of a hedge is recognised through profit or loss.

In the case of fair value hedges (primarily interest rate swaps and currency swaps), the valuation of the underlying transaction is adjusted through profit or loss to reflect the amount that corresponds to the market value of the hedged risk. The results are generally reported on the income statement, in which the hedged transaction is also reported. The changes in the value of hedges are primarily offset by the changes in the value of the hedged transaction.

21. Revenue

Realisation of revenue (in general)
At the balance sheet date revenues from EVN's end customer business are partly determined with the help of statistical procedures from the billing system, and accrued based on the quantities of energy and water supplied during the reporting period. Revenues are recognised when EVN is entitled to payment from the customer for billable services.

Interest income is reported on a proportional basis using the effective interest rate method. Dividends are recognised when a legal entitlement to payment arises.

Contract manufacturing
Receivables from contracts and related sales derived from EVN's project business (particularly BOOT models) are accounted for in proportion to the level of completed work by using the percentage of completion method. Projects are concluded on the basis of individual contractual agreements that specify fixed prices. The degree of completion is established by using the cost-to-cost method. Reliable estimates of the total costs and sale prices and the actual accumulated costs are available. The estimated contract profits are recognised as income in proportion to recorded revenues. Under the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to the estimated total costs required to complete each contract. Changes in the total estimated contract costs and losses, if any, are recognised to the income statement in the period in which they are determined. Any other technological and financial risks that may occur during the remaining project period are reflected in a contingency fee, which is assessed individually for each project and included in the estimated contract costs. Impending losses on the valuation of projects not yet invoiced are recognised immediately as an expense. Impending losses are recognised when it is probable that the total contract costs will exceed the contract revenues.

22. Income taxes and deferred taxes

The corporate income tax rate applicable to the parent company EVN AG on the balance sheet date equalled 25%.

The 2005 Tax Reform Act passed by the Austrian Parliament allows companies to establish corporate tax groups. EVN has taken advantage of this measure since the 2004/05 financial year by establishing three such groups.

The taxable profit or loss from the companies belonging to these three groups is assigned to the superior unit (Group member) or the respective corporate tax group, following the calculation of losses incurred by each of the companies in the group. In order to offset the transferred taxable results, the group contracts were amended to include a tax charge that is based on the stand-alone method.

The following corporate income tax rates were used to calculate deferred taxes:

22. Corporate income tax rates in %	2006/07	2005/06
Headquarters		
Austria	25.0	25.0
Bulgaria	10.0	15.0
Croatia	20.0	20.0
Cyprus	10.0	10.0
Denmark	28.0	28.0
Estonia[1]	22.0	23.0
Germany[2]	39.0	39.0
Lithuania	15.0	15.0
Macedonia	12.0	15.0
Poland	19.0	19.0
Russia	24.0	24.0
Slovenia	23.0	25.0

1) Taxes on corporate profits are first levied when dividends are paid to shareholders. Retained earnings are not taxed.
2) Following a May 2007 resolution of the "Bundestag" (Federal Diet), the lower house of the German Parliament, which was approved by the Federal Council in July 2007, the corporate tax reform package will take effect on January 1, 2008. Accordingly, the corporate tax rate for corporations will be reduced by 9%, to 30%.

Future tax changes have been included, if the relevant law was enacted as of the balance sheet date.

Deferred tax assets and deferred tax liabilities are calculated and recorded for all temporary differences that will balance in the future (differences between the amounts included in the consolidated financial statements and the financial statements prepared for tax purposes). Deferred taxes are calculated using the liability method at the tax rate to be expected on the balance sheet date when short-term differences are reversed.

Tax loss carryforwards are capitalised as deferred tax assets. Deferred tax assets and deferred tax liabilities are offset, when the company is entitled to offset these amounts and when they relate to the same tax authority. Deferred tax assets are only reported to the extent that it is considered probable that sufficient taxable results or taxable temporary differences will arise.

In accordance with IAS 12.39 "Income Taxes", deferred taxes are not recorded on the balance sheet for temporary differences resulting from companies included at equity.

23. Changes in accounting and valuation methods

The following changes were made to the reporting of non-current and current liabilities:

Investment subsidies amounting to TEUR 37,465.8 (previous year: TEUR 37,422.3) are no longer reported as other liabilities, but together with construction subsidies under "deferred income from network subsidies".

Outstanding invoices for billable services amounting to TEUR 49,820.4 (previous year: TEUR 57,444.1) are no longer recorded as current provisions, but as trade payables.

Accordingly, there were no transfers between non-current and current items. The prior year figures were adjusted to improve comparability.

24. Forward-looking statements

The preparation of the consolidated financial statements in accordance with IFRS requires estimates and appraisals that have an influence on the assets and liabilities, income and expenses and amounts listed in the notes to the financial statements.

The main applications of economic assumptions and estimates involve determining the useful life of non-current assets, ascertaining discounted cash flows within the context of impairment tests, creating provisions for legal proceedings, social security contributions for employees and corresponding duties, taxes and environmental protection, the assessment of inventories, price discounts, product liabilities and guarantees. All estimates are based on practical experience and other assumptions, which may be accurate under certain circumstances.

However, the actual amounts which result at the end of the financial year may deviate from these estimates. The validity of these estimates and appraisals, and their underlying presumptions, is the subject of continuous evaluation.

Notes to the Consolidated Balance Sheet

Assets

Non-current assets

The net value represents the residual book value, which equals the acquisition cost less accumulated depreciation.

Currency translation differences are reported as those amounts resulting from the different exchange rates used by EVN's foreign subsidiaries to translate assets at the beginning and the end of the reporting year.

25. Intangible assets

The additions to goodwill from acquisitions amounted to TEUR 0.0 (previous year: TEUR 28,398.1).

Other intangible assets include electricity procurement rights, transportation rights for natural gas pipelines and other rights, in particular software licenses, the customer base of the Bulgarian and Macedonian electricity supply companies and the brand name ESM.

As of September 30, 2007 capitalised customer relationships in regulated markets were recognised as assets with an indefinite life at a total acquisition cost of TEUR 54,513.0 (previous year: TEUR 54,513.0). The carrying amount corresponds to the acquisition cost. Following the decision in favour of a market relaunch, the brand name ESM will be amortised over the remaining expected useful life beginning in the 2006/07 financial year.

Disposals refer primarily to capitalised future profit contributions from the order backlog of the WTE Group, whose planned amortisation ended in the 2006/07 financial year.

The impairment test for intangible assets led to a reversal of impairment losses amounting to TEUR 3,206.2 (previous year: TEUR 5,625.2) that were previously recorded to electricity purchasing rights.

The procedure used for impairment testing is described under the accounting and valuation methods in note 8. Procedures and effects of impairment tests. The development of depreciation in the reporting period is described in note 54. Depreciation and amortisation.

In the 2006/07 financial year, a total of TEUR 576.3 (previous year: TEUR 573.0) was invested in research and development. The criteria required by IFRS to capitalise these items were not fulfilled.

25. Development of intangible assets 2005/06

TEUR	Goodwill	Other intangible assets	Total
Gross value on 30.9.2005	**162,774.7**	**331,770.3**	**494,544.9**
Currency translation differences	–	–0.1	–0.1
Additions through business combinations	28,398.1	29,595.0	57,993.1
Additions	–	2,065.6	2,065.6
Disposals	–	–2,344.0	–2,344.0
Transfers	–	561.9	561.9
Gross value on 30.9.2006	**191,172.8**	**361,648.7**	**552,821.5**
Accumulated amortisation on 30.9.2005	**–**	**–210,099.2**	**–210,099.2**
Currency translation differences	–	0.1	0.1
Scheduled amortisation	–	–17,600.2	–17,600.2
Reversal of impairment losses	–	5,625.2	5,625.2
Disposals	–	2,210.5	2,210.5
Transfers	–	–2.2	–2.2
Accumulated amortisation on 30.9.2006	**–**	**–219,865.8**	**–219,865.8**
Net value on 30.9.2005	**162,774.7**	**121,671.1**	**284,445.8**
Net value on 30.9.2006	**191,172.8**	**141,782.9**	**332,955.7**

25. Development of intangible assets 2006/07

TEUR	Goodwill	Other intangible assets	Total
Gross value on 30.9.2006	**191,172.8**	**361,648,7**	**552,821.5**
Currency translation differences	154.1	–100.6	53.6
Additions	296.7	2,062.1	2,358.8
Disposals	–	–23,100.0	–23,100.0
Transfers	–	1,273.5	1,273.5
Gross value on 30.9.2007	**191,623.6**	**341,783.7**	**533,407.3**
Accumulated amortisation on 30.9.2006	**–**	**–219,865.8**	**–219,865.8**
Currency translation differences	–	12.2	12.2
Scheduled amortisation	–	–11,533.1	–11,533.1
Impairment losses	–	–171.9	–171.9
Reversal of impairment losses	–	3,206.2	3,206.2
Disposals	–	23,096.9	23,096.9
Transfers	–	–294.5	–294.5
Accumulated amortisation 30.9.2007	**–**	**–205,550.1**	**–205,550.1**
Net value on 30.9.2006	**191,172.8**	**141,782.9**	**332,955.7**
Net value on 30.9.2007	**191,623.6**	**136,233.6**	**327,857.2**

26. Property, plant and equipment

The additions result primarily from the expansion of the electricity distribution and heating facilities, the construction of gas transport and distribution pipelines and the exchange of electricity meters as well as investments in facilities for the company's technical infrastructure.

In the 2005/06 financial year, additions through company acquisitions were comprised primarily of the asset value of the Macedonian electricity supply company "ESM AD".

Land and buildings contain land amounting to TEUR 52,274.7 (previous year: TEUR 50,934.3).

As of the balance sheet date, the EVN Group held a mortgage with a maximum value of TEUR 1,827.7 (previous year: TEUR 1,827.7).

Own work capitalised performed during the 2006/07 financial year totalled TEUR 13,353.7 (previous year: TEUR 14,541.3).

The following impairment losses were reversed because the reasons for impairment had ceased to exist: TEUR 16,736.6 for the gas-fired power plants in Theiss and Korneuburg (previous year: impairment loss of TEUR 15,974.5), TEUR 1,112.1 for the coal-fired power plant in Dürnrohr (previous year: TEUR 18,583.9) and TEUR 2,031.4 for heating facilities (previous year: TEUR 4,376.2 TEUR). The prior year impairment loss of TEUR 75,197.0 was related primarily to the gas network, and was intended to reflect an expected reduction in revenues as the result of regulatory measures. Moreover, impairment losses of TEUR 790.0 (previous year: TEUR 3,727.3) were recognised to other equipment.

The procedures for impairment tests are explained in the accounting and valuation methods section, note 8. Procedure and effects of impairment tests.

Prepayments and equipment under construction include TEUR 133,371.1 (previous year: TEUR 90,817.1) of acquisition costs relating to equipment under construction on the balance sheet date.

For leased and rented equipment, the present value of the payment obligations for the use of heating networks and heat generation plants is reported on the balance sheet. The carrying amount of these assets totalled TEUR 16,716.0 at the balance sheet date (previous year: TEUR 9,922.8). The related leasing and rental liabilities are recorded under other non-current liabilities, with the exception of short-term lease and rental agreements with a term of up to one year.

26. Development of property, plant and equipment 2005/06

TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2005	**526,095.7**	**2,051,795.1**	**1,419,758.6**	**152,478.9**	**184,675.5**	**124,309.2**	**4,459,113.0**
Currency translation differences	0.1	–	0.7	–	–4.6	–0.4	–4.2
Additions through business combinations	117,243.5	–	70,557.1	–	4,111.0	12,626.3	204,537.9
Additions	36,997.7	43,680.1	91,415.7	19,940.5	13,087.5	44,260.6	249,382.1
Disposals	–569.9	–3,441.4	–2,879.6	–2,975.7	–17,729.3	–1,012.8	–28,608.7
Transfers	8,401.5	24,294.7	35,966.1	37.3	6,901.6	–75,899.7	–298.4
Gross value on 30.9.2006	**688,168.6**	**2,116,328.5**	**1,614,818.5**	**169,481.0**	**191,041.7**	**104,283.2**	**4,884,121.6**
Accumulated depreciation on 30.9.05	**–302,054.6**	**–1,074,648.6**	**–1,082,383.0**	**–77,307.5**	**–145,288.8**	**–1,892.0**	**–2,683,574.5**
Currency translation differences	–	–	–0.4	–	2.8	–	2.4
Scheduled depreciation	–13,166.9	–76,197.2	–42,814.2	–10,629.7	–17,884.8	–358.3	–161,051.0
Impairment losses	–1,563.8	–71,136.1	–6,112.1	–80.3	–32.1	–	–78,924.3
Reversal of impairment losses	16,178.6	530.2	22,225.8	–	–	–	38,934.6
Disposals	321.7	3,290.2	2,562.1	2,465.0	17,247.7	862.5	26,749.2
Transfers	114.3	–1.1	641.2	–9.2	–631.4	–	113.7
Accumulated depreciation on 30.9.06	**–300,170.8**	**–1,218,162.6**	**–1,105,880.5**	**–85,561.7**	**–146,586.7**	**–1,387.8**	**–2,857,750.1**
Net value on 30.9.2005	**224,041.1**	**977,146.5**	**337,375.6**	**75,171.4**	**39,386.7**	**122,417.2**	**1,775,538.5**
Net value on 30.9.2006	**387,997.9**	**898,165.9**	**508,938.0**	**83,919.3**	**44,455.1**	**102,895.4**	**2,026,371.6**

26. Development of property, plant and equipment 2006/07

TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2006	**688,168.6**	**2,116,328.5**	**1,614,818.5**	**169,481.0**	**191,041.7**	**104,283.2**	**4,884,121.6**
Currency translation differences	–692.3	–	–626.4	–8.9	–61.8	–131.7	–1,521.0
Additions	7,077.5	49,932.5	19,968.5	3,214.0	10,196.9	185,252.7	275,642.0
Disposals	–1,461.3	–7,850.9	–5,332.5	–3,202.9	–8,129.3	–1,090.6	–27,067.6
Transfers	445.0	44,520.0	20,346.2	9,889.4	14,288.4	–91,376.8	–1,887.7
Gross value on 30.9.2007	**693,537.6**	**2,202,930.1**	**1,649,174.3**	**179,372.5**	**207,335.9**	**196,937.0**	**5,129,287.4**
Accumulated depreciation on 30.9.06	**–300,170.8**	**–1,218,162.6**	**–1,105,880.5**	**–85,561.7**	**–146,586.7**	**–1,387.8**	**–2,857,750.1**
Currency translation differences	321.5	–	377.8	1.2	55.8	–	756.3
Scheduled depreciation	–17,888.7	–68,068.3	–47,432.9	–12,076.2	–18,465.1	–	–163,931.3
Impairment losses	–18.0	–217.6	–430.4	–103.6	–20.3	–	–790.0
Reversal of impairment losses	6,223.9	1,001.2	12,655.0	–	–	–	19,880.1
Disposals	844.8	6,967.2	3,087.5	2,619.7	7,630.5	–	21,149.7
Transfers	2,857.2	56.9	–2,839.3	–182.6	633.6	–	525.8
Accumulated depreciation on 30.9.07	**–307,830.0**	**–1,278,423.2**	**–1,140,462.8**	**–95,303.3**	**–156,752.2**	**–1,387.8**	**–2,980,159.3**
Net value on 30.9.2006	**387,997.9**	**898,165.9**	**508,938.0**	**83,919.3**	**44,455.1**	**102,895.4**	**2,026,371.6**
Net value on 30.9.2007	**385,707.5**	**924,506.9**	**508,711.6**	**84,069.2**	**50,583.7**	**195,549.2**	**2,149,128.1**

27. Companies included at equity

The companies included in the consolidated financial statements of the EVN Group at equity are listed in the annex under the item "EVN Group Investments".

Companies included at equity are initially recognised at their proportional share of IFRS income or loss, which is derived from an interim or annual report with a balance sheet date that is not more than three months before the balance sheet date of the parent company. The results of these companies during the previous financial year amounted to TEUR 33,004.0.

27. Development of companies included at equity	TEUR
Gross value on 30.9.2006	**311,448.9**
Additions	20,364.8
Transfers	–4,429.0
Gross value on 30.9.2007	**327,384.7**
Accumulated equity changes on 30.9.2006	**112.870,9**
Currency translation differences	384.5
Proportional share of results	89,844.7
Dividends	–79,639.3
Changes in equity not recognised through profit or loss	7,099.7
Transfers	2,365.5
Accumulated equity changes on 30.9.2007	**132,926.0**
Net value on 30.9.2006	**424,319.8**
Net value on 30.9.2007	**460,310.7**

The following overview presents the main balance sheet and income statement items of the companies included at equity:

27. Key balance sheet/income statement figures of companies included at equity TEUR	**2006/07**	2005/06
Equity	**680,988.5**	**611,272.1**
Assets	2,424,254.8	1,998,039.6
Liabilities	1,743,266.3	1,386,767.5
Revenue	3,841,244.1	4,274,406.8
Net profit	199,853.0	190,060.2

A proportional loss of TEUR –431.1 was not recognised for the 2006/07 financial year (previous year: TEUR –22.6) because it exceeded the carrying value of the investment.

There are no publicly recognised market prices for the companies included at equity in the EVN Group.

28. Other investments

This item includes shares in affiliated and associated companies, which are not consolidated due to immateriality as well as investments in which EVN owns a stake of less than 20%, if these investments were not included at equity.

Other investments include shares in listed companies with a market value of TEUR 1,599,621.5 (previous year: TEUR 1,469,728.8). Other investments included in this position amount to TEUR 13,740.5 (previous year: TEUR 9,370.1) and represent stakes in non-listed companies. Therefore, an estimation of their market value is not possible due to insufficient information on market prices.

Group net profit for the period does not include any income from the disposal of financial assets classified as "available for sale". In the 2005/06 financial year, the disposal of the interest in the non-listed company Energie AG Oberösterreich, which had a carrying value of TEUR 163,786.4, resulted in profit amounting to TEUR 11,849.4 (excluding the indexing up to the date of payment).

Reversals of impairment losses totalling TEUR 92,492.8 (previous year: TEUR 344,798.8) to other investments represent adjustments to reflect increased market value and share prices, which were offset against the valuation reserve after the deduction of deferred taxes in accordance with IAS 39.

No impairment losses were recognised to net profit for the period (previous year: TEUR 0.0).

28. Development of other financial assets

TEUR	Investments in subsidiaries	Other investments	Total
Gross value on 30.9.2006	**9,607.8**	**332,956.2**	**342,564.0**
Currency translation differences	2.9	–	2.9
Additions	841.7	38,889.1	39,730.8
Transfers	24.6	4,433.9	4,458.5
Gross value on 30.9.2007	**10,477.1**	**376,279.2**	**386,756.3**
Accumulated value adjustments on 30.9.2006	**–5,586.4**	**1,142,121.3**	**1,136,534.9**
Write-up	–	92,492.8	92,492.8
Transfers	–	–2,421.9	–2,421.9
Accumulated value adjustments on 30.9.2007	**–5,586.4**	**1,232,192.2**	**1,226,605.7**
Net value on 30.9.2006	**4,021.4**	**1,475,077.5**	**1,479,098.9**
Net value on 30.9.2007	**4,890.7**	**1,608,471.4**	**1,613,362.0**

The additions primarily relate to EVN Group's increased stake in Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft).

29. Other non-current assets

Securities reported under other non-current assets consist of shares in investment funds, and mainly serve to provide coverage for the provisions for pensions and similar pension-related obligations at the balance sheet date as required by Austrian tax regulations (Note: this regulation of the Austrian Income Tax Code was repealed in October 2006 by the Austrian Constitutional Court). The amounts shown on the balance sheet date correspond to the fair value of these assets. Additions and disposals result from the regrouping of assets during the financial year.

Of the loans receivable amounting to TEUR 21,427.6 (previous year: TEUR 13,644.6), a total of TEUR 1,592.8 (previous year: TEUR 1,101.4) have a remaining time to maturity of less than one year.

Additions to non-current assets also include capitalised interest expense of TEUR 7,441.4 (previous year: TEUR 9,932.8). The interest rate used for capitalisation ranges from 3.2% – 7.0% (previous year: TEUR 3.1% – 6.1%).

Non-current receivables from leases resulted from the project business within the context of BOOT models. Receivables from ongoing contracts amount to TEUR 16,212.2 (previous year: TEUR 306,596.4).

Other non-current assets consist primarily of deferred guarantee payments for long-term bank loans and receivables in connection with the fair value of interest and currency swaps.

29. Development of other non-current assets

TEUR	Securities	Loans receivable	Primary energy reserves	Non-current receivables and accrued lease transactions	Other non-current assets	Total
Gross value on 30.9.2006	**88,910.4**	**13,799.3**	**10,303.1**	**384,449.0**	**17,882.9**	**515,344.7**
Currency translation differences	–3.8	–	–	–	–	–3.8
Additions	7,065.3	8,542.1	1,605.8	106,626.3	2,138.8	125,978.5
Disposals	–12.2	–761.8	–	–28,531.9	–171.6	–29,477.4
Gross value on 30.9.2007	**95,959.8**	**21,579.7**	**11,908.9**	**462,543.4**	**19,850.1**	**611,841.9**
Accumulated depreciation on 30.9.2006	**5,259.4**	**–154.7**	**–521.1**	**–**	**–2,122.0**	**2,461.6**
Depreciation	–2.4	–	–	–	–	–2.4
Disposals	–	2.6	–	–	–	2.6
Accumulated depreciation on 30.9.2007	**5,257.1**	**–152.1**	**–521.1**	–	**–2,122.0**	**2,461.9**
Net value on 30.9.2006	**94,169.8**	**13,644.6**	**9,782.0**	**384,449.0**	**15,760.9**	**517,806.3**
Net value on 30.9.2007	**101,216.8**	**21,427.6**	**11,387.8**	**462,543.4**	**17,728.1**	**614,303.8**

The conversion of the future minimum lease payments to their present value is as follows:

29. Remaining terms of non-current receivables and accrued lease transactions

TEUR	**Remaining term as of 30.9.2007**				Remaining term as of 30.9.2006			
	Up to 1 year	**Over 1 year**	**Over 5 years**	**Total**	Up to 1 year	Over 1 year	Over 5 years	Total
Interest components	42,553.1	124,536.4	74,053.8	241,143.3	20,955.7	112,772.3	71,128.7	204,856.7
Principal components	44,530.8	189,829.6	228,183.0	462,543.4	23,049.3	187,293.5	174,106.2	384,449.0
Total	**87,083.9**	**314,366.0**	**302,236.8**	**703,686.7**	**44,005.0**	**300,065.8**	**245,234.9**	**589,305.7**

The total of the principal components corresponds to the capitalised value of non-current receivables and accrued lease transactions.

The interest components correspond to the proportionate share of interest components in the total leasing payment, and do not represent a discounted amount. The interest components from leasing payments in the 2006/07 financial year are reported as interest income from non-current financial assets.

Current assets

30. Inventories

Primary energy inventories are comprised largely of coal supplies.

The emission certificates relate exclusively to certificates that were purchased to fulfil the requirements stipulated in the Emission Certificate Act; these certificates have not yet been used. The corresponding obligation to return the certificates is reported under current provisions (see note 48. Current provisions).

Other inventories consist of raw materials, supplies, consumables and miscellaneous items as well as orders not yet invoiced.

30. Inventories TEUR	**2006/07**	2005/06
Primary energy reserves	37,098.7	23,290.2
Emission certificates	2,207.6	7,921.4
Raw materials, supplies, consumables and other inventories	30,831.5	24,822.9
Customer orders not yet invoiced	13,989.7	14,690.6
Total	**84,127.5**	**70,725.1**

The risk of inventories resulting from comparatively low turnover was reflected in a valuation adjustment of TEUR 1,011.3 (previous year: TEUR 1,566.5). This write-down was contrasted by reversals of impairment losses amounting to TEUR 1,836.2 (previous year: TEUR 37.1).

Business combinations led to an increase of TEUR 0.0 in inventories (previous year: TEUR 10,634.5).

The inventories are not subject to any limitations on disposal and are not encumbered.

31. Receivables and other current assets

Trade accounts receivable relate mainly to electricity, gas and heating customers.

The risk of insolvency by dubious customers is accounted for by a provision amounting to TEUR 34,253.0 (previous year: TEUR 20,973.6).

Receivables from financial instruments relate in particular to the valuation of hedging transactions without recognition to profit or loss and from interest accruals. Receivables from employees comprise accruals from current payroll accounting.

Receivables from affiliated and associated companies are derived primarily from intragroup transactions with energy supplies as well as Group financing and services to non-consolidated subsidiaries.

Other receivables consist mainly of a performance guarantee relating to the acquisition of the Bulgarian and Macedonian electricity supply companies, prepayments made, receivables from insurance and receivables from taxation.

31. Receivables and other current assets TEUR	2006/07	2005/06
Trade accounts receivable	284,186.2	250,895.6
Receivables from financial instruments	20,286.2	3,265.2
Receivables from employees	10,067.3	5,834.3
Receivables from companies included at equity	87,730.9	86,246.1
Receivables from affiliated companies	17,543.6	7,654.2
Other receivables and assets	120,086.0	264,698.6
Total	**539,900.1**	**618,593.9**

32. Cash and current deposits

In addition to a gain of TEUR 443.1 (previous year: TEUR 2,530.3) on the sale of securities, a write-up of TEUR 3,130.6 (previous year: 3,541.6) was recognised in the reporting period to reflect an increase in stock prices.

32. Cash and current deposits TEUR	2006/07	2005/06
Cash on hand and cash at banks	76,223.5	91,935.1
Securities	395,680.5	282,687.3
Total	**471,904.1**	**374,622.4**

The structure of EVN's securities portfolio at the balance sheet date is as follows:

32. Composition of securities TEUR	2006/07	2005/06
Cash funds	293,725.5	47,108.6
Bond funds	22,483.6	28,506.8
Equity funds	8,740.6	81,759.9
Other fund products	44,682.4	62,912.5
Total funds	**369,632.1**	**220,287.8**
Fixed income securities	4,356.0	4,112.4
Shares in listed companies	21,692.4	58,287.1
Total securities	**395,680.5**	**282,687.3**

Liabilities

Equity

The development of equity in the 2005/06 and 2006/07 financial years is presented on page 71.

33. Share capital

The share capital of EVN AG remained unchanged during the period of review, and amounts to TEUR 99,069.4. It is comprised of 40,881,455 bearer shares with zero par value. The company held no treasury shares as of the balance sheet dates for the reporting year and previous financial year.

34. Share premium

The share premium held by EVN at the end of the 2006/07 financial year remained unchanged in comparison to the preceding year. This item comprises appropriated reserves of TEUR 251,094.2 from capital increases in accordance with Austrian stock corporation law as well as non-appropriated capital reserves of TEUR 58,267.7 pursuant to Austrian stock corporation law.

35. Retained earnings

Retained earnings of TEUR 1,425,465.7 (previous year: TEUR 1,255,634.2) comprise the proportional share of non-distributed profit from the parent company as well as companies included in the consolidation as of the date of initial consolidation.

Dividends are based on the reported profit for the period of the parent company EVN AG as contained in the consolidated financial statements of the EVN Group. The development of dividends is presented in the following table:

35. Development of profit for the period of the parent company	TEUR
Reported Group net profit for the period 2006/07	61,301.6
Retained earnings from the 2005/06 financial year	148.7
Distributable Group net profit for the period	61,450.3
Proposed dividend	–61,322.2
Retained earnings for the 2007/08 financial year	128.1

The proposed dividend of EUR 1.50 per share for the 2006/07 financial year, which was recommended to the Annual General Meeting, is not included under liabilities.

The dividend payment for 2005/06, which totalled EUR 1.20 plus a bonus of EUR 0.20 per share, was proposed by the EVN Executive Board and approved at the 78th Annual General Meeting on January 18, 2007. The dividend payment to shareholders took place on January 29, 2007.

36. Revaluation reserve according to IFRS 3

The revaluation reserve in accordance with IFRS 3 is derived from business combinations achieved in stages, and results from the acquisition of a further 10.05% interest in "RBG", as well as the remaining 50% stake in EVN Liegenschaftsverwaltung Gesellschaft m.b.H., Maria Enzersdorf, during the 2004/05 financial year.

37. Valuation reserve according to IAS 39

The valuation reserve according to IAS 39 includes non-recognised changes in the market value of available-for-sale securities and cash flow hedges as well as the proportional share of changes to investments in associates that were recognised directly in equity.

37. Valuation reserve according to IAS 39

TEUR	2006/07 Before tax	2006/07 Tax	2006/07 After tax	2005/06 Before tax	2005/06 Tax	2005/06 After tax
Market value of securities	1,234,437.5	–308,609.4	925,828.1	1,141,944.7	–285,486.2	856,458.5
Cash flow hedges	8,013.5	–2,019.9	5,993.6	–14,500.0	3,686.8	–10,813.3
Proportional share of changes to investments in associates recognised directly in equity	14,138.9	–	14,138.9	6,252.4	–	6,252.4
Total	**1,256,589.9**	**–310,629.3**	**945,960.7**	**1,133,697.1**	**–281,799.4**	**851,897.6**

38. Currency translation reserve

This item contains translation gains and losses from the consolidation of foreign subsidiaries, which resulted from the use of different exchange rates for the balance sheet and income statement.

39. Minority interest

This item comprises minority interests in the equity of subsidiaries, which are fully consolidated in the financial statements of the EVN Group.

39. Minority interest

%	2006/07	2005/06
Burgenland Holding AG, Eisenstadt, ("BUHO")	27.73	30.40
RAG-Beteiligungs-AG, Maria Enzersdorf, ("RBG")	49.95	49.95
EVN Bulgaria Elektrorazpredelenie AD, Plovdiv, Bulgaria, ("EVN EP")	33.00	33.00
EVN Bulgaria Elektrosnabdiavane AD, Stara Zagora, Bulgaria, ("EVN EC")	33.00	33.00
Wasserkraftwerke Trieb und Krieglach GmbH, Maria Enzersdorf	30.00	30.00
AD Elektrostopanstvo na Makedonija, Skopje, Macedonia, ("ESM AD")	10.00	10.00

EVN directly or indirectly owns a 100% interest in all other fully consolidated companies.

Non-current liabilities

40. Non-current loans and borrowings

The item "Non-current loans and borrowings" at the balance sheet date is comprised of the following:

40. Composition of non-current loans and borrowings

	Nominal interest rate (%)	Term	Nominal amount	**Carrying amount 30.9.2007 (TEUR)**	Carrying amount 30.9.2006 (TEUR)	Effective interest rate on the carrying amounts[1] (%)	Fair value 30.9.2007 (TEUR)
JPY bond	5.20	1994-2014	8bn JPY	45,537.8	43,691.6	11.90	58,717.2
CHF obligation	3.25	1998-2008	184m CHF	–	117,413.0	–	–
DEM bond	5.00	1998-2008	224m DEM	–	115,200.6	–	–
EUR bond	5.25	2001-2011	262.85m EUR	251,960.7	262,669.3	5.83	265,636.2
CHF obligation	2.43	2004-2009	200m CHF	120,308.7	125,675.9	2.91	119,330.2
Total bonds	–	–	–	417,807.3	664,650.4	–	443,683.6
Non-current bank loans	1.00–7.29	up to 2031	–	754,805.0	732,518.8	4.84	754,805.0
Total	**–**	**–**	**–**	**1,172,612.3**	**1,397,169.2**	**5.33**	**1,198,488.6**

1) Interest expense in relation to average carrying amount, allowing for interest and currency hedges.

The effective interest rate for the 2006/07 financial year, which averaged 5.33% (previous year: 4.31%), represents the average interest on the average carrying amount after interest and currency hedging. The interest rate weighted by the carrying amount of the relevant liabilities totalled 5.84% as of the balance sheet date (previous year: 3.75%).

The maturity structure of non-current loans and borrowings is as follows:

40. Maturity of non-current loans and borrowings

TEUR	Up to 1 year	Over 1 year	Over 5 years	Total
Bonds	–	372,269.5	45,537.8	417,807.3
Thereof: fixed interest	–	120,308.7	–	120,308.7
Thereof: variable interest	–	251,960.7	45,537.8	297,498.6
Non-current loans and borrowings from banks	74,451.3	441,834.9	238,518.9	754,805.0
Thereof: fixed interest	47,433.3	390,960.6	165,466.1	603,860.1
Thereof: variable interest	27,017.9	50,874.3	73,052.7	150,994.9
Total non-current financial liabilities	**74,451.3**	**814,104.4**	**284,056.7**	**1,172,612.3**

Bonds
All bonds call for payment in arrears. In the past financial year, no bonds were repurchased (previous year: TEUR 4,000.0 of the EUR bond were repurchased).

The CHF obligation with a nominal interest rate of 3.25% and the DEM bond with a nominal interest rate of 5.00% will be redeemed on April 8, 2008 and August 26, 2008 respectively, and are therefore recorded as current loans and borrowings at the balance sheet date. Interest expense for the past financial year is included under interest expense for non-current loans and borrowings.

These items are valued at amortised cost. Liabilities in foreign currencies were translated at the exchange rate in effect on the balance sheet date or at the hedged rate. In accordance with IAS 39, hedged liabilities were adjusted to reflect the corresponding change in the value of the hedged risk in cases where hedge accounting was applied. The resulting change in bonds reported under non-current loans and borrowings is largely offset by a corresponding development in provisions for non-current financial instruments.

The legally required valuation as of the balance sheet date resulted in income of TEUR 58.3 from a reduction in the value of the CHF obligations (previous year: income of TEUR 2,641.6 from a reduction in the value of the CHF obligations).

Fair value was calculated on the basis of available market information on the respective bond prices and the exchange rate as of the balance sheet date.

Non-current loans and borrowings from banks
The loans consist of borrowings from banks, which are subsidised in part by interest and redemption grants from the Austrian Environment and Water Industry Fund.

The non-recourse liabilities incurred by project companies against EVN AG amounted to TEUR 399,829.6 as of September 30, 2007 (previous year: TEUR 362,474.8).

Shares in project companies and their assets were pledged as collateral for project financing.

EVN concluded a syndicated revolving credit facility of EUR 600m through EVN Finance Service B.V., Amsterdam, on September 12, 2006, which has a term to maturity of seven years (2006-2013). The interest margin is 15.0 basis points above the EURIBOR rate for the first five years, and will rise to 17.5 basis points above the EURIBOR in the last two years. As of the balance sheet date, no funds had been drawn from this line of credit.

Deferred interest expenses are included under other current liabilities.

41. Deferred taxes

41. Deferred taxes	TEUR	2006/07	2005/06
Deferred tax assets			
Employee-related provisions		–27,191.6	–28,828.4
Tax loss carryforwards		–1,687.4	–2,646.4
Financial instruments		–	–172.1
Other deferred tax assets		–9,535.2	–10,542.0
Deferred tax liabilities			
Non-current assets		43,983.9	49,423.7
Untaxed reserves		25,300.4	27,403.4
Financial instruments		339,784.9	312,267.8
Other deferred tax liabilities		28,120.4	31,496.7
Total		**398,775.4**	**378,402.8**
Thereof			
Deferred tax assets		–1,032.4	–1,296.9
Deffered tax liabilities		399,807.9	379,699.7

Deferred taxes increased by TEUR 28,829.9 as the result of changes in retained earnings without recognition through profit or loss and declined as a result of deferred tax income of TEUR 8,457.2, for a net total of TEUR 398,775.4.

Deferred tax assets were not recorded on loss carryforwards of TEUR 20,197.0 (previous year: TEUR 20,111.1) that are not expected to be reversed within a foreseeable period.

42. Non-current provisions

42. Non-current provisions	TEUR	2006/07	2005/06
Provisions for pensions		221,938.9	225,142.1
Provisions for obligations similar to pensions		16,253.4	16,272.0
Provisions for severance payments		67,415.4	65,932.8
Other non-current provisions		151,515.0	126,861.5
Total		**457,122.7**	**434,208.3**

The amounts reported for the provision on pensions and for similar obligations as well as severance payments were generally calculated on the basis of the following parameters:
- Interest rate of 5.00% p.a. (previous year: 4.75%)
- Remuneration increases of 3.00%, following years: 2.75% p.a. (previous year: 2.75% p.a.)
- Pension increases of 2.75% p.a. (previous year: 2.75% p.a.)
- Expected long-term interest rate of 4.75% p.a. (previous year: 4.75% p.a.)

42. Development of the provisions for pensions and similar obligations TEUR	2006/07	2005/06
Present value of pension obligations (DBO) on October 1	**247,183.6**	**254,937.0**
+ Service costs	1,896.3	1,918.1
+ Interest paid	11,766.4	10,859.9
– Pension payments	–17,003.4	–16,876.5
– Actuarial loss	–3,331.5	–3,654.9
Present value of pension obligations (DBO) on September 30	**240,511.4**	**247,183.6**
Provisions for pensions and similar obligations on September 30	**238,192.3**	**241,414.1**

As of the balance sheet date, the provision for pensions showed a deficit of 1.0% compared to the DBO value (previous year: deficit of 2.3%).

42. Development of the provision for severance payments TEUR	2006/07	2005/06
Present value of severance payment obligations on October 1	**69,177.0**	**65,138.3**
+ Additions through business combinations	–	2,760.3
+ Service costs	2,883.0	2,982.6
+ Interest paid	3,266.1	2,871.7
– Severance payments	–4,999.4	–3,803.6
+/– Actuarial loss/gain	1,195.5	–772.4
Present value of severance payments (DBO) on September 30	**71,522.1**	**69,177.0**
Provision for severance payments on September 30	**67,415.4**	**65,932.8**

As of the balance sheet date, the provision for severance payments showed a deficit of 5.7% compared to the DBO value (previous year: deficit of 4.7%).

42. Development of other non-current provisions

TEUR	Service anniversary bonuses	Cooperation agreements	Non-current financial instruments	Rents for network access	Legal proceedings	Restructuring	Environmental and waste risks	Other non-current provisions	Total
Carrying amount on 1.10.2006	**16,817.2**	**37,500.0**	**25,895.5**	**–**	**11,944.0**	**3,331.1**	**28,634.0**	**2,739.5**	**126,861.5**
Currency translation adjustment	–	–	–	–	18.8	–	–	–	18.8
Interest paid	753.9	2,190.0	–	–	–	–	177.0	–	3,120.9
Use	–1,672.0	–2,638.8	–	–	–6,948.2	–1,003.7	–391.0	–1,764.3	–14,418.0
Additions	596.8	–	22,616.6	15,305.7	2,186.7	183.6	7,805.9	–	48,695.3
Transfers	–	–	–12,763.6	–	–	–	–	–	–12,763.6
Carrying amount on 30.9.2007	**16,496.0**	**37,051.2**	**35,748.6**	**15,305.7**	**7,201.3**	**2,511.0**	**36,225.9**	**975.2**	**151,515.0**

Rents for network access involve provisions for rents to gain access to third party facilities in Bulgaria.

As part of the extensive restructuring measures, a model was approved in Bulgaria during the 2005/06 financial year pertaining to the payment of severance compensation to employees who leave the company voluntarily. This model calls for a payment to participating employees, with the exact payment depending on age and length of service.

43. Deferred income from network subsidies

The item "deferred income from network subsidies" developed as follows:

43. Deferred income from network subsidies TEUR	Construction subsidies	Investment subsidies	Total
Carrying amount on 1.10.2006	**250,035.2**	**37,422.3**	**287,457.4**
Transfers	11,505.4	–11,505.4	–
Addition	51,211.0	13,208.0	64,419.0
Reversal	–26,176.0	–1,659.1	–27,835.1
Carrying amount on 30.9.2007	**286,575.6**	**37,465.8**	**324,041.4**

TEUR 296,206.4 (previous year: TEUR 259,622.4) will not be recognised as income within one year.

44. Other non-current liabilities

Other non-current liabilities consist chiefly of lease liabilities relating to the long-term utilisation of heating networks and heating plants.

44. Other non-current liabilities TEUR	2006/07	2005/06
Long-term leases	33,723.3	29,213.8
Long-term accruals of financial instruments	7,178.3	5,948.5
Other non-current liabilities	6,067.2	3,317.1
Total	**46,968.7**	**38,479.4**

44. Term to maturity of other non-current liabilities

	Term to maturity as of 30.9.2007			Term to maturity as of 30.9.2006		
TEUR	**Over 1 year**	**Over 5 years**	**Total**	Over 1 year	Over 5 years	Total
Long-term leases	10,057.0	23,666.3	33,723.3	8,456.3	20,757.5	29,213.8
Other non-current liabilities	1,149.8	4,917.3	6,067.2	1,330.8	1,986.2	3,317.1
Total	**11,206.8**	**28,583.6**	**39,790.4**	**9,787.2**	**22,743.7**	**32,530.9**

Current liabilities

45. Current loans and borrowings

Overdrafts are included under cash and cash equivalents on the cash flow statement.

45. current loans TEUR	2006/07	2005/06
3.25% CHF obligation 1998–2008[1]	110,836.7	–
5.00% DEM bond 1998–2008[2]	114,529.4	–
EUR cash loans	–	133.8
Bank overdrafts and other current loans	21,867.6	15,137.7
Total	**247,233.6**	**15,271.5**

1) The CHF obligation will be redeemed on April 8, 2008.
2) The DEM bond will be redeemed on August 26, 2008.

46. Current tax liabilities

Current tax liabilities are comprised of value added tax, energy tax, payroll-related duties and prepayments and corporate income tax not yet assessed, and totalled TEUR 58,870.5 (previous year: TEUR 58,422.2).

47. Trade payables

Trade payables include obligations resulting from outstanding invoices amounting to TEUR 49,820.4 (previous year: TEUR 57,444.1).

48. Current provisions

The provision for claims by employees comprises special payments not yet due and outstanding leaves as well as liabilities resulting from an early retirement programme in which employees can participate on a voluntary basis. The provision for legally binding agreements on the balance sheet date equals TEUR 4,148.4 (previous year: TEUR 6,540.8).

For the 2005/06 and 2006/07 financial years, an official notification from the Austrian government confirmed that a total of 1,444,152 emission certificates were granted to the EVN Group free of charge. A provision was created (see note 30. Inventories) for the existing shortfall as of the balance sheet date based on the market value of the emission certificates as of September 30, 2007.

48. Development of current provisions

TEUR	Personnel entitlements	Impending losses	Emission certificates	Restructuring	Non-current financial instruments	Other current provisions	Total
Carrying value on 1.10.2006	**54,787.8**	**7,715.3**	**20,294.6**	**–**	**–**	**7,018.6**	**89,816.3**
Use	–4,934.2	–7,715.3	–20,294.6	–	–	–873.5	–33,817.5
Reversal	-69.6	–	–	–	–	–	–69.6
Addition	6,566.7	11,330.6	577.1	3,231.8	–	2,557.9	24,264.0
Transfer	–	–	–	–	12,763.6	–	12,763.6
Carrying value on 30.9.2007	**56,350.6**	**11,330.6**	**577.1**	**3,231.8**	**12,763.6**	**8,703.1**	**92,956.6**

49. Other current liabilities

The liabilities relating to social security contributions comprise liabilities to the tax authorities.

The liabilities due to affiliated companies relate to those subsidiaries which are not consolidated.

Prepayments received, which increased considerably as the result of the mild temperatures, were designed to cover the costs of electricity, gas and heating supplies, and the installation of customer equipment.

Other liabilities consist primarily of deferred interest expenses as well as accrued liabilities from the offset of the surcharge on network tariffs.

49. Other current liabilities TEUR	2006/07	2005/06
Liabilities relating to social security	15,140.4	12,980.5
Liabilties to companies included at equity	26,735.2	29,792.2
Liabilities to affiliated companies	19,633.8	15,509.4
Prepayments received	26,339.3	3,483.6
Other liabilities	61,750.2	68,994.3
Total	**149,598.9**	**130,760.0**

Notes to the Consolidated Income Statement

The Macedonian electricity distribution company "ESM AD", in which EVN acquired a majority stake, has been included in the consolidated financial statements of the EVN Group since April 2006 – or since the third quarter of the 2005/06 financial year. Therefore, the consolidated income statement for the previous year includes this company for only two quarters.

The increase in the consolidation range in South-eastern Europe has led to significant changes in almost all positions. For this reason, comparisons with prior year figures may not be very informative.

50. Revenue

The revenues of the individual business segments developed as follows:

50. Revenue TEUR	2006/07	2005/06
Energy	1,932,742.5	1,761,662.1
Environmental Services	275,068.2	290,061.5
Strategic Investments and Other Business	25,313.6	19,847.8
Total	**2,233,124.3**	**2,071,571.5**

The segment reporting contains an overview of revenues by business area and region (see note 62. Segment reporting).

Revenue also includes income of TEUR 106,626.3 (previous year: TEUR 169,104.0) from contractual work on international projects in accordance with BOOT models.

51. Other operating income

Other operating income consists primarily of payments for claims and rental income and insurance compensation.

51. Other operating income TEUR	2006/07	2005/06
Income from the reversal of provisions	1,049.6	492.4
Income from the reversal of deferred income from network subsidies	27,835.1	23,334.4
Income from the disposal of intangible assets and property, plant and equipment	331.4	–210.4
Other miscellaneous operating income	16,369.5	17,123.1
Total	**45,585.5**	**40,739.4**

52. Cost of materials and services

The cost of electricity purchases and primary energy is comprised mainly of gas and electricity procurement costs as well as expenses for the purchase of additional emission certificates, which are required due to the increased production of electricity.

The insufficient allocation of free emission certificates resulted in corresponding costs of TEUR 7,218.7 (previous year: TEUR 15,602.3) for the purchase of additional certificates during the reporting period.

The cost of other materials and services relates primarily to the project business as well as services for the operation and maintenance. This item also includes other costs directly related to required services.

52. Cost of materials and services	TEUR	2006/07	2005/06
Electricity purchases and primary energy expenses		1,176,086.7	1,042,091.3
Other materials and services		335,192.3	316,149.5
Total		**1,511,279.0**	**1,358,240.8**

53. Personnel expenses

Personnel expenses include payments of TEUR 4,425.4 TEUR (previous year: TEUR 4,400.7) to EVN-Pensionskasse AG as well as contributions of 129.9 TEUR (previous year: TEUR 104.8) to EVN pension funds.

53. Personnel expenses	TEUR	2006/07	2005/06
Wages and salaries		205,221.7	184,383.4
Severance payments		13,608.9	13,017.5
Pension costs		17,447.5	16,393.6
Compulsory social security contributions and payroll-related taxes		43,621.9	43,625.1
Other employee-related expenses		8,993.2	6,186.6
Total		**288,893.2**	**263,606.3**

The average number of employees was as follows:

53. Employees by business unit Annual average	2006/07	2005/06
Generation	71	70
Networks	1,423	1,449
Energy Procurement and Supply	141	112
South-eastern Europe	6,843	7,353
Thereof Bulgaria	3,418	3,803
Thereof Macedonia	3,425	3,550[1]
Environmental Services	462	438
Other	595	550
Total	**9,535**	**9,973**

1) For comparative purposes, the average number of employees in these companies is calculated in relation to the entire year, although the new subsidiaries were not included in EVN's consolidated financial statements for the entire financial year.

Employees from proportionately consolidated companies are included in the above statistics in accordance with the stake held by EVN.

54. Depreciation and amortisation

The procedure used for impairment testing is described under the accounting and valuation methods in note 8. Procedures and effects of impairment tests.

54. Depreciation and amortisation by balance sheet item TEUR	2006/07	2005/06
Amortisation of intangible assets	8,498.7	11,975.0
Depreciation of property, plant and equipment	144,841.1	201,040.8
Total	**153,339.9**	**213,015.8**

54. Depreciation and amortisation TEUR	2006/07	2005/06
Scheduled depreciation and amortisation	175,464.3	178,651.1
Impairment losses[1]	961.9	78,924.5
Reversal of impairment losses[1]	–23,086.3	–44,559.8
Total	**153,339.9**	**213,015.8**

1) For details see notes 25. Intangible assets and 26. Property, plant and equipment

55. Other operating expenses

55. Other operating expenses TEUR	2006/07	2005/06
Rents	20,999.9	5,479.3
Legal and consulting fees, expenses related to risks of legal proceedings	15,337.2	20,409.1
Write-off of receivables	13,452.1	15,505.9
Advertising expenses	11,816.3	8,987.3
Business operations taxes and duties	11,699.6	6,233.9
Telecommunications and postage	10,304.4	9,122.1
Insurance	9,760.2	9,445.1
Transportation and travelling expenses	5,943.2	4,599.2
Other miscellaneous operating expenses	36,825.3	26,847.2
Total	**136,138.3**	**106,629.0**

Other miscellaneous operating expenses are comprised of expenses for environmental protection, training courses, fees for monetary transactions, maintenance work, licensing and membership fees as well as administrative and office expenses.

Financial results

56. Income from other investments

This item is comprised chiefly of profit contributions and amortisation relating to the acquisition of intangible assets in the following companies:

56. Proportional share of companies included at equity % share of EVN in profit/loss	2006/07	2005/06
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt, ("BEGAS")[1]	49.0	49.0
Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG), Eisenstadt, ("BEWAG")[1]	49.0	49.0
EconGas GmbH, Vienna	15.7	15.7
Rohöl-Aufsuchungs Aktiengesellschaft, Vienna, ("RAG")	75.0	75.0
STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany	49.0	49.0
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia, ("ZOV")	48.5	48.5
Zagrebacke otpadne vode – upravljanje i pogon d.o.o., Zagreb, Croatia, ("ZOV UIP")	35.0	–

1) "BEWAG", "BEGAS" and "RAG" are held indirectly via BUHO and RBG, in which EVN does not have a 100% stake (see also note 39. Minority interest)

Furthermore, ALLPLAN Gesellschaft m.b.H., Vienna, "EESU", e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna, e&t Energie Handelsgesellschaft m.b.H., Vienna, and NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf are included at equity.

57. Income from other investments

Dividend payments from affiliated companies comprise distributions by companies that are not consolidated because they are not of material importance for the assets and liabilities, financial position and results of operations of the EVN Group.

Dividend payments from other companies are comprised primarily of a distribution by Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft).

Income from the disposal of investments in associates relates to the proceeds from the sale of EVN's interest in Energie AG Oberösterreich.

57. Income from other investments TEUR	2006/07	2005/06
Dividend payments	37,160.6	22,285.2
from non-consolidated affiliated companies	15.0	10.0
from other companies	37,145.6	22,275.2
Income from the disposal of investments	–	11,849.4
Other results from investments	–	–1,460.8
Total	**37,160.6**	**32,673.9**

58. Interest and other financial results

Interest income from non-current financial assets includes interest from investment funds that focus chiefly on fixed-interest securities as well as interest components of EVN's leasing business. Other interest income generally relates to income on securities recorded under current financial assets.

Interest expense on non-current financial liabilities represents regular interest payments on issued bonds and non-current bank loans. Other interest expense includes expenses for current loans as well as leasing costs for biomass equipment, distribution and heating networks.

Exchange rate gains/losses on non-current foreign currency obligations resulted primarily from a nominal adjustment to the CHF obligation, which carries an interest rate of 2.43% (nominal value: CHF 200m).

The results of share price changes and disposals of securities held as non-current assets are based primarily on the valuation of the investment instruments in the R138 fund.

The results of changes in share prices and disposals of securities recorded under current assets are related mainly to the sale of investment funds and the valuation of securities in accordance with IAS 39.

58. Interest and other financial result TEUR	2006/07	2005/06
Interest income on non-current financial assets	21,570.8	2,288.6
Other interest income	9,896.2	10,357.7
Interest expense for non-current financial liabilities	–68,479.9	–52,410.1
Other interest expense	–7,355.1	–4,132.0
Valuation gains/losses on non-current foreign currency liabilities	105.0	2,639.3
Results of valuation gains/losses and disposals of non-current securities	495.2	2,396.7
Results of valuation gains/losses and disposals of current securities	4,974.2	5,669.0
Other financial results	1,913.6	5,887.3
Total	**–36,880.0**	**–27,303.5**

59. Income tax expense

Income tax expense relates to income tax paid on profit for the period in the individual EVN Group companies as well as accrued deferred taxes.

59. Taxes on profit TEUR	2006/07	2005/06
Income tax expense	36,919.4	46,226.1
Thereof		
Austrian companies	30,927.5	36,822.3
Foreign companies	5,991.9	9,403.8
Deferred tax expense	–8,457.2	–8,105.3
Thereof		
Austrian companies	2,995.4	–5,037.9
Foreign companies	–11,452.6	–3,067.4
Total	**28,462.2**	**38,120.8**

The difference between the theoretical corporate tax (profit before tax multiplied by the Austrian corporate tax rate of 25%) and the effective corporate tax rate for the 2006/07 financial year, as shown in the income statement, is calculated as follows:

The effective tax rate of the EVN Group for the 2006/07 in relation to the profit before income tax amounted to 9.9% (previous year: 12.5%). The effective tax rate represents the weighted average of the effective local corporate tax rates of all consolidated subsidiaries.

The main reasons for the difference between the valid Austrian corporate tax rate of 25% in 2007 (previous year: 25%) and the recorded effective corporate tax rate can be explained as follows:

59. Calculation of the effective tax rate	2006/07 %	2006/07 TEUR	2005/06 %	2005/06 TEUR
Profit before income tax	**–**	**287,440.2**	**–**	**304,884.6**
Income tax rate/income tax expense at nominal tax rate	**25.0**	**71,860.0**	**25.0**	**76,221.2**
+/– Different corporate tax rates in other countries	0.4	1,141.0	–0.7	–1,988.7
– Changes in taxation	–4.5	–12,937.9	–	–
– Tax-free income from investments	–11.0	–31,751.4	–11.1	–33,858.7
+ Non-deductable expenses	0.5	1,541.4	0.6	1,697.8
– Tax reductions related to previous periods	–0.4	–1,009.0	–0.3	–867.9
– Other items	–0.1	–381.9	–1.0	–3,082.9
Effective tax rate	**9,9**	**28.462,2**	**12,5**	**38.120,8**

The effect arising from changes in taxation during the 2006/07 financial year can be primarily attributed to a revaluation of deferred taxes in Bulgaria, Germany and Macedonia following a change in the corporate tax rates of these countries (see note 22. Income taxes and deferred taxes).

60. Earnings per share

Earnings per share are calculated by dividing Group net profit (proportional share of Group profit for the period attributable to EVN AG shareholders) by the average number of ordinary shares outstanding, i.e. 40,881,455 (previous year: 40,881,455).

This figure may generally be diluted by the existence of so-called potential shares arising from share options or convertible bonds. However, EVN has no such potential shares. Subsequently, there is no difference between basic earnings per share and diluted earnings per share.

Group net profit amounted to TEUR 227,029.7 for the 2006/07 financial year (previous year: TEUR 221,881.5). Calculated on this basis, earnings per share for the 2006/07 financial year totalled EUR 5.55 (previous year: EUR 5.43).

Other Information

61. Cash flow statement

The cash flow statement of the EVN Group shows the changes in cash and cash equivalents during the 2006/07 financial year as a result of monetary inflows and outflows.

The cash flow statement is presented in accordance with the indirect method. Deductible expenses are added and deductible income is subtracted from profit before tax.

Income tax payments of TEUR 17,623.6 (previous year: TEUR 20,581.8) are reported separately under cash flow from operating activities.

Dividends received, interest income and interest expense are allocated to current business activities. Cash flow from dividends for the year totalled TEUR 116,799.9 (previous year: TEUR 99,073.3). Interest received amounted to TEUR 31,467.0 (previous year. TEUR 12,646.3), whereas interest paid totalled TEUR 74,346.1 (previous year: TEUR 56,542.1).

The effects of business combinations were eliminated, and are now reported under "net payments for company acquisitions" as part of net cash flow from investing activities. Net cash flow from investing activities also includes the proceeds from the sale of EVN's interest in Energie AG Oberösterreich amounting to TEUR 177,363.2 (including indexing up to the date of payment in January 2007).

Proceeds from the disposal of intangible assets and property, plant and equipment amounted to TEUR 2,675.4 (previous year: TEUR 1,294.7). These proceeds resulted in a profit of TEUR 331.4 (previous year: loss of TEUR 210.4).

Dividend payments of TEUR 57,234.0 (previous year: TEUR 47,013.7) to EVN AG shareholders and TEUR 35,147.0 (previous year: TEUR 26,329) to minority shareholders of "RBG" and "BUHO" are reported under cash flow from financing activities.

61. Cash and cash equivalents TEUR	**2006/07**	2005/06
Cash on hand	300.6	255.7
Cash at banks	75,923.0	91,679.4
Bank overdrafts	–21,867.6	–15,137.7
Total	**54,356.0**	**76,797.4**

The cash and cash equivalents received by EVN from business combinations amounted to TEUR 0.0 (previous year: TEUR 5,073.3).

The share of cash and cash equivalents held by companies included through proportionate consolidation amounted to TEUR 7,820.0 (previous year: TEUR 8,491.6).

62. Segment reporting

IAS 14 Segment reporting stipulates that specific data from the annual financial statements of a company must be provided separately according to the various areas of business and geographical segments. This classification follows the internal reporting structure, and therefore provides a reliable assessment of the risks and earnings of the Group. Segment reporting allows for greater transparency in evaluating the profitability and prospects of success relating to the business activities of the Group.

The new organisational structure of the EVN Group, which took effect at the beginning of the 2005/06 financial year, has also been reflected in the company's external reporting instruments since the first quarter of 2005/06 (e.g. letters to shareholders and annual report). Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services, and Strategic Investments and Other Business.

On the one hand, this new segment reporting provides a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information on the development of business in the different business areas, and thus serve as the basis for a logical interpretation of developments in the EVN Group.

The segments encompass the following activities:

Segment activities

Segment	Activity
Energy	Generation, networks, energy procurement and supply, and South-eastern Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments

The geographical segmentation encompasses the sub-divisions of EVN's business activities in the following regions: Austria, South-eastern Europe, Central and Eastern Europe.

Principles of segment allocation

Items that can be assigned directly are allocated to the respective segments. Services provided by one segment for another segment that can be charged directly are allocated by means of intragroup transactions. Any items that cannot be assigned or charged directly are assigned using an objective cost allocation process. Any remaining amounts are distributed in proportion to the assigned items.

Revenues are assigned to the country in which the service was provided in accordance with the country of destination. The project location is the main criteria used to determine the assignment of revenues for EVN's project business.

Transfer pricing

The transfer prices for energy between the individual segments are based on comparable prices for special contract customers, and thus represent applicable market prices. For the remaining items, pricing is based on costs plus an appropriate mark-up.

62. Segment reporting by area of business

EURm	Energy 2006/07	Energy 2005/06	Environmental Services 2006/07	Environmental Services 2005/06	Strategic Investments and Other Business 2006/07	Strategic Investments and Other Business 2005/06	Elimination 2006/07	Elimination 2005/06	Total 2006/07	Total 2005/06
External revenues	**1,932.7**	**1,761.7**	**275.1**	**290.1**	**25.3**	**19.8**	**–**	**–**	**2,233.1**	**2,071.6**
Internal revenues (between segments)	10.7	11.3	9.4	9.6	49.0	48.5	–69.0	–69.5	–	–
Operating expenses	–1,634.5	–1,439.8	–230.6	–233.7	–85.8	–69.5	68.4	68.8	–1,882.5	–1,674.2
EBITDA	**309.0**	**333.2**	**53.8**	**66.0**	**–11.5**	**–1.1**	**–0.7**	**–0.7**	**350.7**	**397.4**
Depreciation	–136.7	–191.5	–15.8	–20.1	–1.6	–2.1	0.7	0.7	–153.3	–213.0
Thereof impairment losses	–0.6	–78.6	–0.3	–0.4	–	–	–	–	–1.0	–78.9
Thereof reversal of impairment losses	23.1	44.6	–	–	–	–	–	–	23.1	44.6
Results from operating activities (EBIT)	**172.3**	**141.6**	**38.1**	**45.9**	**–13.0**	**–3.2**	**–**	**–**	**197.3**	**184.4**
Income from companies included at equity	8.0	8.7	18.8	13.4	63.1	93.1	–	–	89.8	115.1
Carrying value of companies included at equity	44.6	15.5	53.0	34.4	362.7	374.3	–	–	460.3	424.3
Goodwill	150.1	149.7	41.5	41.5	–	–	–	–	191.6	191.2
Liabilities	**1,929.8**	**1,949.4**	**806.9**	**761.5**	**1,221.8**	**1,149.7**	**–711.2**	**–770.8**	**3,247.2**	**3,089.8**
Total assets	**3,006.0**	**2,847.9**	**1,049.5**	**929.9**	**3,005.9**	**2,880.6**	**–799.4**	**–812.5**	**6,261.9**	**5,845.8**
Investments in intangible assets and property, plant and equipment	**222.0**	**239.7**	**53.6**	**9.6**	**2.1**	**2.2**	**–**	**–**	**277.7**	**251.5**

62. Segment reporting by region

EURm	Austria 2006/07	Austria 2005/06	South-eastern Europe 2006/07	South-eastern Europe 2005/06	Central and Eastern Europe 2006/07	Central and Eastern Europe 2005/06	Total 2006/07	Total 2005/06
Revenues	1,400.1	1,377.4	623.9	467.6	209.2	226.6	2,233.1	2,071.6
Results from operating activities (EBIT)	177.5	145.9	3.3	17.3	16.6	21.3	197.3	184.4
Investments in intangible assets and property, plant and equipment	180.1	220.2	83.2	30.5	14.4	0.8	277.7	251.5
Total assets	4,683.8	4,423.0	842.9	812.2	735.2	610.6	6,261.9	5,845.8

63. Risk management

As an international company, EVN is subject to a wide variety of risks. Uniform Group guidelines form a significant element of risk management at EVN and permit a comprehensive description and evaluation of the current risk situation as well as the corresponding opportunities.

The overriding goal of a risk management system is the early identification of potential risks. This allows the operating units to promptly initiate suitable countermeasures to minimise damages.

Financial risks encompass interest rate, price, foreign exchange and credit risks and, in a broader sense, market price risks related to the commercial exploitation of electricity, gas, coal, oil and CO_2.

Similarly, changes in the price marketable securities have an impact on the overall financial risk situation.

The EVN Group has established a centralised treasury management system to counteract foreign currency, interest, price and liquidity risks. Detailed Group directives and limits regulate the use of derivative financial instruments, which are primarily designed to minimise financial risks. Such transactions are only carried out in cooperation with banks that have a top credit rating, as a means of minimising risks in connection to business partners.

Interest rate risk

In order to minimise interest rate risk, EVN works to achieve a mix of fixed income and variable rate liabilities. Risk is minimised through monitoring, compliance with limits and hedging. Fixed interest periods are managed over the short-term through derivative financial instruments (see also note 64. Financial instruments).

Price risk

Price change risks are the result of market fluctuations. For the EVN Group, the main risks are fluctuations in primary energy prices, electricity procurement and sourcing prices, and share price risks involving securities. Forward and future contracts (see below), options and swaps (see note 64. Financial instruments) are concluded to hedge price risks for electricity, gas, oil and black coal.

63. Price hedging in comparison

	2006/07					2005/06				
	Nominal volumes		Market values			Nominal volumes		Market values		
TEUR	Purchases	Disposals	Positive	Negative	Net	Purchases	Disposals	Positive	Negative	Net
Futures	97,121.5	–1,298.5	4,590.4	–1,994.9	2,595.5	34,695.5	–12,358.2	834.0	–1,383.6	–549.5
Forwards	370,187.9	–310,069.1	41,232.3	–34,029.2	7,203.1	490,626.1	–378,669.4	93,802.5	–73,728.6	20,073.9

Foreign exchange risk
The company incurs foreign exchange risk mainly from the JPY and CHF bonds it has issued. These are largely hedged with derivative financial instruments (see also note 40. Non-current loans and borrowings and note 64. Financial instruments).

Credit risk
Credit risk arises from the potential non-payment of financial obligations by a business partner. To limit credit risk, the company carries out credit assessments of the contracting parties. Sufficient collateral is required before a transaction if the partner's credit standing is classified as inadequate.

64. Financial instruments

Primary financial instruments
Primary financial instruments in the EVN Group chiefly consist of financial assets such as securities, loans and borrowings, EVN Group investments, cash at banks, securitised and non-securitised liabilities and trade payables. The relevant accounting and valuation principles are described under the respective item. Purchases and disposals are recognised on the settlement date.

Non-current financial liabilities arising from issued bonds are described in detail in note 40. Non-current loans and borrowings. Current liabilities consist of euro cash bills that are due on a daily basis.

The carrying amount of available-for-sale financial assets equals TEUR 395,680.5 (previous year: TEUR 282,687.3) and is reported under cash and cash equivalents. In addition, securities of TEUR 101,216.8 (previous year: TEUR 94,169.8) that are recognised at fair value through profit or loss are reported as non-current assets.

Derivative financial instruments
Derivative financial instruments are used primarily to hedge liquidity, exchange rate and interest rate risk. The operative goal is to ensure the long-term continuity of financial results. In individual cases, the Group exploits opportunities that carry a higher risk but offer a larger profit.

All derivative financial instruments are integrated in a risk management system as soon as the transactions are completed. This provides a daily overview of all main risk indicators. A separate staff unit has been established to monitor risk controlling, and develop risk analyses based on the value-at-risk method.

The nominal values represent the non-offset totals of all the items classified as financial derivatives on the balance sheet date. Although these are equivalent to the amounts agreed between the contractual partners, these figures do not provide a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in the market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

Derivative instruments used by EVN are comprised of the following:

64. Derivative financial instruments	Nominal value[1] 30.9.2007	Nominal value[1] 30.9.2006	Market value[2] 30.9.2007	Market value[2] 30.9.2006
Currency swaps				
CHFm (under 1 year)[3]	180.0	–	–12.8	–
CHFm (under 5 years)[3]	200.0	180.0	–0.9	–4.6
JPYm (over 5 years)[3]	8,000.0	8,000.0	–21.6	–16.6
USDm (under 1 year)[3]	15.4	–	1.8	–
USDm (over 5 years)[3]	6.0	21.3	0.6	0.5
Interest rate swaps				
EURm (under 1 year)	70.3	–	0.2	–
EURm (under 5 years)	–	70.3	–	–
EURm (under 5 years)[3]	445.0	100.0	–13.2	0.3
EURm (over 5 years)[3]	–	205.0	–	–4.2
Energy swaps				
Purchases (gas, coal, oil)[3]	119.0	89.6	19.0	–3.4
Caps				
EURm (over 5 years)	105.0	105.0	0.5	0.4

1) In EURm of nominal currency
2) In EURm
3) Used as a hedging instrument in accordance with IAS 39.

Depending on the time to maturity, positive market values are recognised under other non-current assets or receivables from financial instruments, whereas negative market values are recorded as provisions for financial instruments. Value fluctuations in hedging are chiefly offset by value fluctuations in the hedged transactions. The value adjustments of transactions for which hedge accounting was not applied are recognised to the income statement.

65. Significant events after the balance sheet date

EVN submits on November 19, 2007 an offer for the concession to construct hydroelectric power plants in Albania. Feasibility studies call for the construction of three peak load, storage power stations on the Devoll River with a total capacity of approximately 400 MW, and annual power production of 1,000 GWh.

The privatisation agreement concluded in connection with the acquisition of the two Bulgarian electricity supply companies in 2004/05 included a provision for the acquisition of the electricity distribution assets of the local operating company Sunny Beach AD, in which the Republic of Bulgaria owns a qualified majority, by EVN or Bulgarian electricity distribution companies. Following the expiration of the original deadline set for the 2004/05 financial year, this transfer of assets has not yet taken place. Subsequently, EVN filed suit at the International Court of Arbitration of the International Chamber of Commerce in Paris demanding a contract penalty for failure to honour contractual obligations. With respect to this matter, EVN reached an agreement with the Republic of Bulgaria in October 2007 and the electricity distribution assets have been transferred to the Bulgarian network company EVN Bulgaria Elektrorazpredelenie AD. Subsequently, the warranty claims deducted from the acquisition cost within the context of the initial consolidation will not be paid. As a result, the acquisition cost and the resulting goodwill were retroactively increased by TEUR 14,128.8.

66. Other obligations and risks

EVN has entered into long-term, fixed quantity and price agreements with e&t Energie Handelsgesellschaft m.b.H., Vienna, as well as EconGas GmbH, Vienna, to ensure its supplies of electricity and primary energy. The company has also concluded long-term agreements for the import of coal from Poland and Russia. The commitments EVN has entered into and the risks are comprised of the following:

66. Other obligations and risks	2006/07	2005/06
Comfort letters for the optimisation of electricity purchases and trading activities of e&t Energie Handelsgesellschaft m.b.H., Vienna	348,308.6	654,359.1
Order obligations for investments in intangible assets and property, plant and equipment	145,270.7	154,368.3
Counter-guarantee to Österreichische Kontrollbank related to the construction of a waste incineration facility in Moscow	152,000.0	152,000.0
Guarantee related to the construction of a coal-fired power plant in Duisburg-Walsum, Germany	70,740.3	–
Comfort letters for financing projects in the environmental business	33,928.8	33,928.8
Guarantee in connection with the construction of a central wastewater treatment plant in Zagreb	57,883.6	57,883.6
Guarantee for a sale and leaseback transaction relating to the Freudenau power plant	16,847.5	30,240.6
Potential risk of claims not covered by provisions for environmental dangers and hazardous waste at discontinued industrial locations, which remain subject to investigation by public authorities,	9,550.2	10,312.9
Further obligations arising from guarantees or other contractual contingent liabilities	60,593.6	98,077.8
A completion guarantee agreement relating to the construction of a drinking water facility in Moscow	–	50,000.0
Total	**888,946.5**	**1,241,171.1**

The above-mentioned obligations are contrasted by damage claims amounting to TEUR 631,588.0.

Due to a variety of changes (e.g. in the shareholder structure) at e&t Energie Handelsgesellschaft m.b.H., Vienna, the former system of calculating contingent liabilities based on approximate estimates has been replaced by a new system enabling a precise classification of purchase transactions with the individual partners. Accordingly, this resulted in a significant reduction in contingent liabilities for EVN.

Further obligations from guarantees and other contractual contingent liabilities are comprised chiefly of outstanding capital contributions and loan commitments to EVN Group subsidiaries as well as assumed liabilities for loans to subsidiaries and associates.

Various legal proceedings and lawsuits arising from EVN's operating activities are pending, or claims may be potentially asserted against EVN AG in the future. The risks relating to such legal proceedings have been analysed in relation to their probability of occurrence. Although the results of such legal proceedings can not always be predicted in advance with a high degree of certainty, an assessment of risk in this regard indicates that the results of these legal proceedings and lawsuits, individually and as a whole, would not have a material impact on the business, financial position, profit and loss or cash flow of the company.

67. Information on business transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes- Beteiligungsholding GmbH, St. Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, the members of the EVN Executive Board as well as associated companies included at equity.

Transactions with a main shareholder
A group and tax settlement agreement was concluded with NÖ Landes-Beteiligungsholding GmbH during the inclusion of EVN AG in a company group, in accordance with § 9 of the Austrian Corporate Tax Act. EVN AG has since included further subsidiaries in the company group based on this agreement. This resulted in a liability of TEUR 7,935.6 (previous year: TEUR 19,468.5) to NÖ Landes-Beteiligungsholding GmbH as of the balance sheet date.

Transactions with the Executive and Supervisory Boards
The services rendered to members of the Executive Board and the Supervisory Board consist primarily of salaries, post employment benefits, severance payments and remuneration of the Supervisory Board.

The total remuneration paid to active members of the Executive Board in the 2006/07 financial year amounted to TEUR 1,186.4 (previous year: TEUR 1,075.0). Payments to former members of the Executive Board and their dependents totalled TEUR 918.8 (previous year: 834.8).

Expenses for severance payments and pensions totalled for the members of the Executive Board TEUR 2,243.6 (previous year: TEUR 767.0) and for senior management TEUR 8,167.8 (previous year: TEUR 1,981.8). In addition, pension commitments amounting to TEUR 8,167.8 (previous year: TEUR 6,152.0) apply to current members of the Executive Board.

Remuneration paid to the Supervisory Board amounted to TEUR 140.8 (previous year: TEUR 123.3). The members of the Environmental and Social Responsibility Advisory Committee were paid compensation of TEUR 79.1 in the year under review (previous year: TEUR 65.8).

Transactions with companies included at equity
Within the context of its ordinary business operations, EVN has concluded supply and service contracts with numerous companies, which also include associated companies consolidated at equity in the consolidated financial statements of the EVN Group.

Long-term agreements were concluded with e&t Energie Handelsgesellschaft m.b.H., Vienna, for the sale and sourcing of electricity. Long-term sourcing contracts were also concluded with EconGas GmbH, Vienna, for natural gas. Moreover, a cooperation agreement exists with "BEGAS" for gas-related services as well as a long-term utilisation agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf, for the provision of optical fibre cables.

The value of services provided to companies included at equity is as follows:

67. Transactions with companies included at equity TEUR	**2006/07**	2005/06
Revenue	234,076.5	242,447.3
Cost of services	513,391.7	540,563.2
Trade accounts receivable	69,340.0	68,367.7
Obligations from outstanding invoices	15,469.7	12,543.3
Obligations from cash pooling	11,196.6	14,448.9
Interest balance from cash pooling	–441.6	–360.5

68. Information on management and staff

The corporate bodies of EVN AG are:

Executive Board

Burkhard Hofer – Spokesman, Peter Layr, Herbert Pöttschacher

Supervisory Board

Rudolf Gruber – Chairman
Stefan Schenker – Vice-Chairman
Gerhard Posset – Vice-Chairman
Walter Aigner
Amir Ghoreishi
Norbert Griesmayr
Gottfried Holzer
Dieter Lutz
Reinhard Meißl
Bernhard Müller
Wolfgang Peterl
Martin Schuster
Michaela Steinacker
Franz Hemm – employee representative
Rudolf Rauch – employee representative
Manfred Weinrichter – employee representative
Paul Hofer – employee representative (as of April 1, 2007)
Otto Mayer – employee representative
Helmut Peter – employee representative
Peter Ruis – employee representative (up to April 1, 2007)
Franz Ziegelwagner – employee representative

69. Approval of the consolidated financial statements 2006/07 for publication

The consolidated financial statements have been prepared by the Executive Board as per November 19, 2007 and will be transmitted to the Supervisory Board together with the statutory financial statements for audit and approval. The Supervisory Board may approve the consolidated financial statements or delegate the approval to the Annual General Meeting.

Maria Enzersdorf, November 19, 2007
EVN AG
The Executive Board

Burkhard Hofer
Spokesman

Peter Layr

Herbert Pöttschacher

EVN Group investments

Following is a list of EVN Group investments, which is structured according to segments of business. The figures are derived from the last available financial statements of each company, as of the respective balance sheet date. The share capital of companies that report in a foreign currency is converted to euro using the exchange rate in effect on the balance sheet date, while annual results are converted to euro using the average exchange rate for the financial year.

1. EVN AG investments in the Energy Segment as of September 30, 2007

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in EUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2006/07
AD Elektrostopanstvo na Makedonija, Skopje, Macedonia	EVN	90.00	MKD	149,318	–50,781	31.12.2006	V
AUSTRIA FERNGAS Gesellschaft m.b.H. in Liqu., Vienna	EVN	23.75	EUR	2,223	–500	31.12.2006	NE
EconGas GmbH, Vienna	EVN	15.70	EUR	94,974	45,561	31.3.2007	E
ENERGIEALLIANZ Austria GmbH ("EAA"), Vienna	EVN	45.00	EUR	4,333	387	30.9.2007	Q
Energie Raum Mur Wasserkraftwerk Errichtungs- und Betriebs GmbH, Graz	WTK	50.00	EUR	57	6	31.12.2006	NE
Energy Service DOOEL, Skopje, Macedonia[1]	EVN MKD	100.00	MKD	–	–	–	NV
Energy Trading EAD, Sofia, Bulgaria	EVN EC	100.00	BGN	–141	–7	31.12.2006	V
EVN Bulgaria Electrorazpredelenie AD ("EVN EP"), Plovdiv, Bulgaria[2]	EVN	67.00	BGN	183,582	3,191	31.12.2006	V
EVN Bulgaria Electrosnabdjavane AD ("EVN EC"), Stara Zagora, Bulgaria[3]	EVN	67.00	BGN	30,628	10,737	31.12.2006	V
EVN Bulgaria EAD ("EVN Bulgaria"), Sofia, Bulgariia	EVN	100.00	BGN	253	–20	31.12.2006	V
EVN Development EOOD, Sofia, Bulgaria	EVN Bulgaria	100.00	BGN	3	–	31.12.2006	NV
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	77,797	37,270	30.9.2007	Q
EVN Kraftwerks- und Beteiligungsgesellschaft mbH ("EVN Kraftwerk"), Maria Enzersdorf	EVN	100.00	EUR	22,774	–11	30.9.2007	V
EVN Liegenschaftsverwaltung Gesellschaft m.b.H., Zwentendorf an der Donau	EVN/Utilitas	100.00	EUR	785	–76	30.9.2007	V
EVN Macedonia DOOEL ("EVN MKD"), Skopje, Macedonia	EVN	100.00	MKD	–281	–286	31.12.2006	V
evn naturkraft Erzeugungs- und Verteilungs GmbH ("evn naturkraft"), Maria Enzersdorf	EVN	100.00	EUR	42,628	6,951	30.9.2007	V
EVN Netz GmbH, Maria Enzersdorf	EVN	100.00	EUR	344,916	6,913	30.9.2007	V
EVN Trading SEE EAD, Sofia, Bulgaria[1]	EVN	100.00	BGN	–	–	–	V
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	45.00	EUR	2,451	683	30.9.2007	E
IN-ER Erömü Kft., Nagykanizsa, Hungary	EVN	70.00	HUF	2,115	4	31.12.2006	NV
grafotech Beratungs- und Planungsgesellschaft m.b.H., Maria Enzersdorf	Utilitas	100.00	EUR	2,072	1,829	30.9.2007	V
Kabelsignal AG, Maria Enzersdorf	Utilitas	100.00	EUR	23,437	7,341	30.9.2007	V
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH, Vienna	evn naturkraft	33.33	EUR	45	4	31.12.2006	NE

Method of consolidation
E Company included at equity (associated company)
NE Non-consolidated associated company
NV Non-consolidated affiliated company
Q Proportionately consolidated company
V Fully consolidated company (subsidiary)

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in EUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2006/07
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna	evn naturkraft	33.33	EUR	5,828	95	31.12.2006	NE
MAKGAS DOOEL, Skopie, Macedonia[1]	EVN AG	100.00	MKD	–	–	–	NV
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	750	92	30.9.2007	Q
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	12,379	–2,591	31.12.2006	E
STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany	EVN Kraftwerk	49.00	EUR	11,608	–5,451	31.12.2006	E
Switch Energievertriebsgesellschaft m.b.H., Salzburg	EAA	100.00	EUR	222	5	30.9.2007	Q
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	50.00	EUR	–129	–103	31.10.2006	NE
Wasserkraftwerke Trieb und Krieglach GmbH ("WTK"), Maria Enzersdorf	evn naturkraft	70.00	EUR	193	–557	30.9.2007	V

1) The company was newly established during the reporting year.
2) Formerly Elektroraspredelenie Plovdiv AD
3) Formerly Elektroraspredelenie Stara Zagora AD

2. EVN AG investments in the Environmental Services Segment as of September 30, 2007

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in EUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2006/07
ABeG Abwasserbetriebsgesellschaft mbH, Offenbach am Main, Germany	WTE Essen	49.00	EUR	220	12	30.9.2006	NE
AVN Abfallverwertung Niederösterreich Ges.m.b.H, Maria Enzersdorf	EVN Umwelt	100.00	EUR	11,308	10,023	30.9.2007	V
BioBalance Baltic UAB, Kaunas, Lithuania	WTE Denmark	100.00	LTL	64	4	30.9.2007	NV
Cista Dolina – SHW Komunalno podjetje d.o.o., Kranjska Gora, Slovenia	WTE Betrieb	100.00	EUR	45	29	30.9.2007	V
DTV Rt., Dunavarsány, Hungary	evn wasser	51.00	HUF	1,541	85	31.12.2006	NV
EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH ("EVN MVA3"), Maria Enzersdorf	EVN Umwelt/Utilitas	100.00	EUR	33,592	–3,590	30.9.2007	V
EVN Umwelt Beteiligungs und Service GmbH ("EVN UBS"), Maria Enzersdorf	EVN Umwelt	100.00	EUR	4,274	241	30.9.2007	V
EVN Umwelt Finanz- und Service-GmbH ("EVN UFS"), Maria Enzersdorf[1]	EVN Umwelt	100.00	EUR	34	–1	30.9.2007	V
EVN Umweltholding und Betriebs-GmbH ("EVN Umwelt"), Maria Enzersdorf	EVN	100.00	EUR	123,488	18,550	30.9.2007	V
evn wasser Gesellschaft m.b.H., Maria Enzersdorf	EVN/Utilitas	100.00	EUR	63,325	4,520	30.9.2007	V
OAO "EVN MSZ 3" ("OAO MVA3"), Moscow, Russia	EVN MVA3	100.00	RUB	148,003	384	31.12.2006	V
OAO "WTE Süd-West"("OAO SW"), Moscow, Russia	Süd-West	100.00	RUB	190,804	118	31.12.2006	V
OOO EVN Umwelt Service, Moscow, Russia	EVN UBS	100.00	RUB	–	–	–	V
OOO EVN-EkotechProm MSZ3, Moscow, Russia[1]	OAO MVA3	70.00	RUB	–	–	–	NV
OOO Wasserwerk Süd-West, Moscow, Russia[1]	OAO SW	70.00	RUB	–	–	–	NV
OOO Wassergesellschaft für Engineering und Beratung, Moscow, Russia	WTE Essen	90.00	RUB	–6	–10	31.12.2006	NV

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in EUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2006/07
Saarberg Hölter Projektgesellschaft Süd Butowo mbH ("Süd Butowo"), Essen, Germany	WTE Essen	100.00	EUR	8,362	541	30.9.2007	V
SHW Hölter Projektgesellschaft Zelenograd mbH ("Zelenograd"), Essen, Germany	WTE Essen	100.00	EUR	20,208	1,183	30.9.2007	V
SHW Hölter Projektgesellschaft Slowenien mbH, Essen, Germany	WTE Essen	100.00	EUR	22	–1	30.9.2007	NV
SHW/RWE Umwelt Aqua Vodogradnja d.o.o., Zagreb, Croatia	WTE Essen	50.00	HRK	1,467	1,467	31.12.2006	NE
SHW Projektgesellschaft Pskov mbH, Essen, Germany	WTE Essen	100.00	EUR	21	–	30.9.2007	NV
Wasserver- und Abwasserentsorgungsgesellschaft Märkische Schweiz mbh, Buckow, Germany	WTE Essen	49.00	EUR	528	16	31.12.2006	NE
Wiental-Sammelkanal Gesellschaft m.b.H, Untertullnerbach	evn wasser	50.00	EUR	888	–1	31.12.2006	NE
WTE Denmark A/S ("WTE Denmark"), Birkerod, Denmark	WTE Essen	100.00	DKK	–295	–909	30.9.2007	V
WTE Projektna druzba Bled d.o.o., Bled, Slovenia	WTE Essen	100.00	EUR	18	5	30.9.2007	V
WTE Projektna druzba Kranjska Gora d.o.o., Kranjska Gora, Slovenia	WTE Essen	100.00	EUR	20	7	30.9.2007	V
WTE Projektna druzba Lasko d.o.o., Lasko, Slovenia	WTE Essen	100.00	EUR	–29	–8	30.9.2007	V
WTE Projektgesellschaft Natriumhypochlorit mbH, Essen, Germany[1]	EVN UFS/WTE Essen	100.00	EUR	24	–1	30.9.2007	V
WTE Projektgesellschaft Süd-West Wasser mbH ("Süd-West"), Essen, Germany	WTE Essen	100.00	EUR	39,431	–8,008	30.9.2007	V
WTE Betriebsgesellschaft mbH ("WTE Betrieb"), Hecklingen, Germany	WTE Essen	100.00	EUR	511	–	30.9.2007	V
WTE Vodice d.o.o., Zagreb, Croatia	WTE Essen	100.00	EUR	8	5	30.9.2007	V
WTE Wassertechnik GmbH ("WTE Essen"), Essen, Germany	EVN Umwelt	100.00	EUR	63,034	4,504	30.9.2007	V
WTE Wassertechnik (Polska) Sp.z.o.o., Warsaw, Poland	WTE Essen	100.00	PLN	898	528	30.9.2007	V
ZAO "STAER", Moscow, Russia	Süd Butowo	70.00	RUB	80	70	31.12.2006	NV
ZAO "STAER-ZWK", Moscow, Russia	Zelenograd	70.00	RUB	123	57	31.12.2006	NV
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia	WTE Essen	48.50	HRK	83,273	30,258	31.12.2006	E
Zagrebacke otpadne vode – upravljanje i pogon d.o.o, Zagreb. Croatia	WTE Essen	35.00	HRK	2,473	2,470	31.12.2006	E

1) The company was founded during the reporting year.

3. EVN AG investments in the Strategic Investments and Other Business Segment as at September 30, 2007

Company, registered office	Shareholder	Interest in %	Currency	Shareholders' equity in EUR	Last year's profit/loss in TEUR	Balance sheet date	Method of consolidation 2006/07
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	763	143	31.12.2006	E
ARGE Coop Telekom, Maria Enzersdorf	grafotech	50.00	EUR	82	21	31.12.2006	NE
Burgenland Holding Aktiengesellschaft ("BUHO"), Eisenstadt	EVN	72.27	EUR	75,795	6,044	30.9.2007	V
Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG), Eisenstadt	BUHO	49.00	EUR	189,793	20,542	30.9.2006	E
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt	BUHO	49.00	EUR	68,071	7,697	30.9.2006	E
EESU Holding GmbH, Vienna	Utilitas	49.95	EUR	–	–	–	E
Ernst Hora Elektroinstallationen Gesellschaft m.b.H., Vienna	first facility	100.00	EUR	67	19	31.12.2006	NV
EVN Albania SHPK, Tirana, Albania[1]	EVN	100.00	ALL	–	–	–	NV
EVN Business Service GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	492	308	30.9.2007	V
EVN Finanzmanagement und Vermietungs GmbH ("EVN FM"), Maria Enzersdorf	EVN	100.00	EUR	13,224	2,323	30.9.2007	V
EVN Finanzservice GmbH, Maria Enzersdorf	EVN FM	100.00	EUR	15,792	4,837	30.9.2007	V
EVN Finance Service B.V., Amsterdam, Netherlands	EVN FM	100.00	EUR	–15	–33	30.9.2006	NV
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	4,445	273	31.12.2006	NV
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	383	45	30.9.2007	E
first facility GmbH ("first facility"), Vienna	Utilitas	100.00	EUR	484	45	30.9.2007	V
first facility Bulgaria EOOD, Sofia, Bulgaria	first facility	100.00	BGN	–30	–18	31.12.2006	NV
first facility d.o.o., Zagreb, Croatia	first facility	100.00	HRK	–14	–17	31.12.2006	NV
first facility Ingatlankezelö Kft., Budapest, Hungary	first facility/Ernst Hora	100.00	HUF	–128	–84	31.12.2006	NV
first facility Imobile SRL, Bucharest, Romania	first facility/Ernst Hora	100.00	RON	–	–	31.12.2006	NV
first facility Macedonia DOOEL, Skopje, Macedonia[1]	first facility	100.00	EUR	–	–	–	NV
first facility - healthcare GmbH, Vienna[1]	first facility	100.00	EUR	34	–1	31.12.2006	NV
first facility - tourism GmbH, Vienna[1]	first facility	100.00	EUR	–	–	–	NV
NFM - Niederösterreichische Facility Management GmbH, Wiener Neustadt[1]	first facility	50.00	EUR	–	–	–	NV
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	12.84	EUR	1,196,006	261,739	31.12.2006	N
R 138-Fonds, Vienna	EVN AG/EVN Netz/evn wasser	100.00	EUR	94,080	3,528	30.9.2007	V
RAG-Beteiligungs Aktiengesellschaft ("RBG"), Maria Enzersdorf	EVN	50.05	EUR	117,701	67,210	30.6.2007	V
Rohöl-Aufsuchungs-Aktiengesellschaft, Vienna	RBG	75.00	EUR	122,999	88,692	31.12.2006	E
Utilitas Dienstleistungs- und Beteiligungs-Gesellschaft m.b.H. ("Utilitas"), Maria Enzersdorf	EVN	100.00	EUR	33.502	6.869	30.9.2007	V
VCK Betonschutz + Monitoring GmbH, Mainz, Germany[1]	V&C	50.00	EUR	–	–	–	NE
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H. (V&C), Pressbaum	Utilitas	100.00	EUR	500	220	31.3.2007	V
Wiener Stadtwerke Management Beta Beteiligungs GmbH, Vienna	Utilitas	47.37	EUR	1,121	205	30.11.2006	NE

1) The company was founded during the reporting year.

Translation of the Independent Auditor's Report

Report on the consolidated financial statements
We have audited the accompanying **consolidated financial statements** of

EVN AG,
Maria Enzersdorf,

for the year from 1 October 2006 to 30 September 2007. These consolidated financial statements comprise the balance sheet as at 30 Seeptember 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended 30 September 2007, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 30 September 2007, and its financial performance and its cash flows for the financial year from 1 October 2006 to 30 September 2007 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements
Laws and regulations applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the group management report is consistent with the consolidated financial statements.

Vienna, November 19, 2007

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler
Austrian Chartered Accountant

ppa. Maximilian Schreyvogl
Austrian Chartered Accountant

This report is a translation of the original report in German, which is solely valid. Publication of the consolidated financial statements together with our auditor's opinion may only be made if the financial statements are identical with the audited version attached to this report. § 281 Abs 2 UGB applies.

Glossary

American Depositary Receipts (ADR) Tradable certificates for non-American shares available in the USA.

Barrel The recognised global unit of measurement for crude oil. For crude oil and petrochemical products, 1 barrel = 158.987 litres

Basic load/peak load Basic load is the constant energy consumption throughout the entire day. In contrast, peak load represents a high demand for energy in the electricity distribution network for short periods of time.

Book value per share Book value of share capital divided by the number of shares at the balance sheet date.

BOOT model (Build, Own, Operate, Transfer) Within the context of BOOT projects, plants are built, financed and operated on behalf of a customer. After a pre-defined period of time, the plant becomes the property of the customer.

Brent The most important crude oil for European consumption, derived from the North Sea.

Capital Employed Equity plus loans subject to interest or assets minus liabilities not subject to interest.

Cash flow Balance of the flows (inflows and outflows) of cash and cash equivalents. Serves as an indicator for the assessment of the financial strength of a company, as well as its ability to make dividend payments, debt repayments and investment financing from its own funds. The cash flow is divided into cash flow from operating, investment and financing activities.

Cash generating unit (CGU) The smallest, identifiable group of assets to generate independent cash flows, which are largely autonomous, from the cash flows of other assets, or asset groups. The present value of future cash flows can be employed for the valuation of the respective CGU.

Combined cycle heat and power/cogeneration Simultaneous generation of electrical energy and heat in an energy generating facility. The combined production enables the plant to achieve a high level of efficiency, and thus to optimally apply the primary energy used.

Consolidation range The range of consolidation encompasses every company included in the consolidated financial statements. The prerequisite is a controlling influence of the parent company. This is given if the parent company is either directly or indirectly in a position to determine the financial and business policy of the subsidiary. The inclusion of a subsidiary commences with the beginning of the controlling influence by the parent company and ends with its termination.

Corporate Governance Codex A code of behavioural guidelines for companies, which define the principles for the management and controlling of a company. They do not represent a compilation of legal statutes, but rather a set of guidelines which companies voluntarily adhere to.

Corporate Social Responsibility (CSR) Sustainable corporate management. A company voluntarily agrees to do more in the spirit of ensuring sustainable development than stipulated by legal regulations.

Coverage ratio Ratio of the volume of electricity produced in own power generating facilities and the total electricity sales volumes of EVN.

CO_2 Chemical designation for carbon dioxide.

CO_2 emission certificate trading Within the EU-wide emission certificate trading system, the member states distribute CO_2 emission rights to companies. Those firms whose actual CO_2 emissions exceed the volume of the allocated certificates must purchase additional emission rights.

Degree of efficiency The efficiency of a plant comprised of the ratio of input to output (i.e. the quantity of electrical energy generated in ratio to the primary energy employed).

Derivative financial instruments Financial instruments, which create rights and commitments derived from market developments, e.g. options, swaps and futures. The use of such financial instruments can be used to minimise financial risks.

Dilution Dilution occurs when, in the context of a capital increase, the shareholder value of a company is not adjusted to the same level as the increase in equity. Capital dilution thus takes place when free shares are issued or when new shares are issued below the share price of the old shares. The share price of the old shares declines and the loss of value is designated as dilution.

Dividend yield Ratio of the distributed dividend to the share price.

Earnings before interest and taxes (EBIT) Also known as the results from operating activities. Parameter designed to measure the earnings capacity of a company.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) Earnings before interest, taxes, depreciation and amortisation of non-current assets and property, plant and equipment. Serves as a simple cash flow parameter.

Earnings per share Group net profit divided by the weighted number of shares.

Economic value added (EVA) Difference between the yield spread (ROCE less WACC) multiplied by the average capital employed. Parameter for the shareholder value created in a company.

E-Control GmbH (ECG) The regulatory authority established by lawmakers on the basis of the Energy Liberalisation Act to monitor the implementation of the liberalisation process for the Austrian electricity and gas markets, and to intervene in the marketplace if necessary.

EEX European Energy Exchange: the largest energy marketplace in Continental Europe, headquartered in Leipzig.

ElWOG German designation for the Electricity Industry and Organisation Act.

Emission certificates Emission certificates were introduced into the European Union effective January 1, 2005, as part of the drive to implement the Kyoto Accords, which aim to reduce the emission of greenhouse gases. The certificates are allotted within the framework of the "National Allotment Plan", depending on the level of a company's emissions. Firms requiring more than their designated volume have to acquire additional certificates from companies which have met their commitments to reduce emissions, and thus require fewer such emission certificates.

Energy units

kWh	Kilowatt hour: 1 Watt hour (Wh) x 10^3
MWh	Megawatt hour: 1 Wh x 10^6
GWh	Gigawatt hour: 1 Wh x 10^9

Natural gas – energy content:
1 Nm^3 of natural gas equals 11.07 kWh

Equity consolidation Accounting method integrating the interests held in companies, which are not fully incorporated into the consolidated financial statements with all assets and liabilities. At acquisition, they are reported at the cost of acquisition, and adjusted in accordance with the pro rata equity. The share of the annual earnings of the companies included at equity is incorporated into the income statement.

Equity ratio Ratio between equity and total capital.

Fair value The fair value in efficient markets is the price determined by considering all relevant price-determining factors, used as the basis for transactions which could be concluded by partners potentially willing to enter into a contractual agreement.

Forward market In contrast to the spot market, the forward or futures market is characterised by a contractually stipulated time lag between the conclusion of the transaction and actual delivery. At the time a contract is concluded, the buyer is not required to have the necessary liquid funds, nor is the seller required to have the purchased goods. The price of the goods is determined at the time the contract is concluded.

Fossil fuels Energy resources derived from biomass over a period of millions of years, such as crude oil, natural gas, brown and black coal.

Free cash flow (FCF) Net cash flow from operating activities minus cash flow from investments. It is available for payments from financing activities (distribution of the dividends, payment of outstanding liabilities).

Fully functional model Within the context of the liberalisation of the European electricity and gas markets, the legally stipulated unbundling of network operations from the rest of the functions carried out by energy supply companies is best implemented not only by spinning off the management of network operations, but by transferring network property to a company subsidiary.

Funds from operations (FFO) Net cash flow from operating activities adjusted by interest expenses.

Gearing Ratio of net debt to equity.

Heating degree total Parameter for the temperature-related energy requirement for heating purposes.

Hedging Hedging is an instrument used for financial risk management purposes, limiting or avoiding negative changes in the market value in interest, currency or stock-related transactions. A company aiming to "hedge" a particular transaction concludes another transaction linked to the underlying business.

Horizontal integration In the business world, horizontal integration is understood as meaning the grouping of companies on the same production level under a single management. For example, in the energy industry, a company operates or offers various forms of supply or services (e.g. electricity, gas, heat, water, wastewater and waste incineration).

IFRIC or SIC International Financial Reporting Interpretation Committee. Its responsibility is to interpret and provide detailed explanations of the International Financial Reporting Standards (IFRS) developed by the International Accounting Standards Board (IASB).

IFRS or IAS International Financial Reporting Standards/International Accounting Standards. The designation IAS was changed to IFRS in 2001. However, the standards published prior to 2001 are still designated as IAS. They are published by the International Accounting Standards Board (IASB).

Impairment test Recoverability test, comparing the carrying amount of an asset to its fair value. If the fair value of an asset falls below the carrying amount, then an exceptional write-off (impairment) is to be carried out. This instrument is particularly important for the calculation of goodwill, which may not be reported as scheduled amortisation since the 2004/05 financial year, but must be subject to an annual impairment test.

Incentive regulatory model A regulatory model designed as an incentive to improve certain parameters. Applied to network access tariffs, it aims at boosting the productivity of the network operators. The regulator defines a general upper limit for network tariffs for a specified regulatory period. In order to achieve productivity gains, this upper limit is reduced for the individual operators by corresponding deductions.

Inhabitant equivalent value The inhabitant equivalent value determines the expected biological burden of wastewater reatment facilities. It is based on the population equivalent, and is calculated by adding the number of inhabitants and the population equivalent.

Interest Cover Ratio of the funds from operations to interest expenses.

Kyoto Protocol International climate protection agreement concluded by the U.N. It defines goals relating to the reduction of greenhouse gas emissions, which are considered the catalyst for global warming. Adopted in 1997, it officially went into effect on February 16, 2005.

Management approach Presentation of the management and controlling aspects of a company.

Mark-to-market Valuation of financial transactions at current market prices.

Multi-service utility Company that offers various supply and infrastructure services (electricity, gas, heat, water, waste incineration, etc.) on a one-stop shopping basis.

Net debt Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds).

Net debt coverage Ratio of funds from operations to interest-bearing debt.

Network loss The difference between the current supplied or fed into an electricity network and the electrical energy, which is actually delivered. Network losses basically arise due to the physical characteristics of the transmission lines.

Over the Counter (OTC) Share trading on the external market.

Payout ratio Ratio between the dividends distributed and the earnings/share.

Primary energy Energy available from naturally available energy sources. In addition to fossil fuels such as natural gas, petroleum, black and brown coal, primary energy sources also include nuclear fuels such as uranium and renewable energy sources such as water, sun and wind.

Proportionate consolidation Only includes the assets and liabilities and the income and expenses of the subsidiary in the consolidated financial statements, in accordance with the level of the shareholding of the parent company.

Population equivalent The population equivalent serves as the unit of measure used to describe the extent of waste water discharge. It is considered to be the equivalent of the daily sum of biodegradable load matter in waste water produced by one person, and thus represents a significant component in determining the expected biological burden of wastewater treatment facilities.

Rating Evaluation of issuers and borrowers in relation to their economic strength. Internationally recognised rating agencies include Standard & Poor's and Moody's.

Regulatory authority Public authority responsible for those fields of the energy market, which have not yet been deregulated but are still monopolised, in order to ensure free competition and fair pricing (also refer to E-Control GmbH).

Renewable energy Energy won from regenerative sources (solar energy, biomass, hydroelectric and wind generating power)

Return on capital employed (ROCE) This ratio shows the return on the capital utilised within a company. For the calculation of this parameter, net profit for the period and interest expenses less tax effects are compared with average capital employed. In order to consistently show the development of the value contribution, operating ROCE (OpROCE) is adjusted for impairments, one-off effects and the market value of the Verbundshareholding.

Return on equity (ROE) Return on equity is a parameter used to calculate the creation of value by a company on the basis of equity. For calculation of parameter, the net profit for period is compared with average equity.

Risk management Through risk management, potential risks (business, operational, financial and event risks) are to be identified, evaluated, cushioned or avoided through appropriate measures.

Single buyer model The sole purchaser or single buyer model specifies one particular company as a monopolist responsible for operating the power grid and purchasing or distributing electricity. The single buyer must provide entitled customers with access to the network. Both the Bulgarian and the Macedonian electricity markets are organised according to the single buyer model.

Spot market/spot trading General designation for markets, in which delivery, acceptance of the goods and payment (clearing) are carried out immediately following conclusion of the business transaction.

Sustainability index In a business environment increasingly shaped by sustainability and social responsibility, sustainability indices contrary to classic stock indices offer sustainability-oriented investors the possibility to carry out targeted investments in those companies which are industry leaders in regards to their ecological and social performance, and which demonstrate an appropriate behaviour towards the environment and their stakeholders.

Syndicated loan A binding commitment on the part of a banking consortium to provide a line of credit, which a company can draw upon in varying amounts, repayment terms and currencies.

Total Shareholder Return Yardstick measuring the value development of investments in stocks over a specified period of time, taking into account dividends paid and share price increases.

Unbundling Within the context of the liberalisation process in Europe's electricity and gas markets, utilities are required to carry out an unbundling (separation, spin-off) of their network operations from the rest of the functions carried out by energy supply companies. Various models are to be considered: the fully-functional model (transfer of network property to a company subsidiary); the leasing model (leasing of the network to a company subsidiary), or operation management model (management of network operations remaining in an integrated company by a company subsidiary).

United Nations Global Compact An initiative launched by UNO with the aim of supporting ecological and economic interests in the areas of human rights, work, the environment and corruption.

Value-at-Risk (VaR) Process to calculate the potential loss arising from price changes of a specified trading position by assuming a certain level of probability.

Value chain elements The electricity sector is divided into different phases of value creation: generation, distribution, sale and consumption.

Value-oriented management The focus of value-oriented management is less on achieving traditional goals such as revenue or net profit, but on increasing stakeholder value, which not only takes account of the interests of shareholders but other stakeholder groups of the company. In this spirit, all investment decisions are measured according to their impact on achieving a sustainable value contribution. The main indicators used to assess the value development of EVN's business operations are the economic value added (OEVA) and the rate of return on the capital employed (ROCE).

Vertical integration In the business world, vertical integration is understood as meaning the grouping of companies on different production levels of the value-added chain under a single management. For example, in the energy industry, a single company carries out sourcing/generation, transmission/network operations and sales.

Waste incineration Thermal waste incineration is the controlled industrial burning of waste at temperatures exceeding 1,000 degrees Celsius, leading to a destruction or reduction of harmful substances. At the same time, the energy contained in the waste materials is released, and used for electricity generation or district heating purposes.

Weighted Average Cost of Capital (WACC) This indicator consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest – adjusted for tax effects – is used as the cost of debt, while the cost of equity corresponds with the return on a risk-free investment plus a risk markup, which is individually calculated for every company.

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

EVN Online Annual Report 2006/07
www.investor.evn.at/gb/ar2007

Financial calendar 2007/08[1)]

79th AGM	January 17, 2008	Results H1 2007/08	May 29, 2008
Ex-dividend day	January 22, 2008	Results Q1–3 2007/08	August 28, 2008
Dividend payment	January 28, 2008	Annual results 2007/08	December 11, 2008
Results Q1 2007/08	February 28, 2008		

1) Preliminary

Basic information

Share capital	EUR 99,069,392.62
Denomination	40,881,455 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depository	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, stable (Standard & Poor's)

Our service to investors includes the postage of all written company information. Should you be interested, please return the adjacent reply card. In addition, we cordially invite you to visit our investor homepage at www.investor.evn.at, where you will find a wealth of information.


EVN

Imprint:
Published by
EVN AG
EVN Platz
A-2344 Maria Enzersdorf

Concept, Design and Consulting: Mensalia Unternehmensberatung
Fotos: Hertha Hurnaus, Jiro Shimizu, Paul Kranzler, Zoom Entertainment/Marco Hort, Drew Gardner/Guinness World Records, Getty Images/WireImage/Anita Bugge, Franz Müllner, Thomas Jantzen/picturedesk.com and EVN
Translation: Clifford Stevens
Setting and Print: gugler GmbH, www.gugler.at

We have put together this annual report with the greatest possible diligence, and have checked the data. Nevertheless, rounding off, compositor's or printing errors can not be excluded. In the summing up of rounded amounts and percentages, the application of automatic calculating devices could result in rounding-off differences. This annual report also contains forward-looking statements, estimates and assumptions which are based on all the information availabe to us at the time when this document was completed. Such statements are typically made in connection with terms such as "expect", "estimate", "plan", "anticipate" etc. We would like to point out that, due to a variety of different factors, the performance and results achieved by the company may differ from the expectations and forward-looking statements contained in this report. This annual report is also available in German. In case of doubt, the definitive version is the German one. Editorial deadline: November 19, 2007

greenprint*
carbon neutral printed

This annual report was printed on environmentally-friendly paper. It contains at least 50% FSC-certified cellulose. The production was made possible with electricity from renewable energy sources in accordance with the strict ecological guidelines of greenprint*. The CO_2 emissions arising from the paper and printing production processes were offset by means of acquiring the Gold Standard certificates. The contribution made by EVN will be invested in a climate protection project in India coordinated by the World Wildlife Fund. Gugler Cross Media was responsible for the printing and binding of the report in Austria.

The EVN Group

Main EVN Group subsidiaries[1]

Energy segment

Generation business unit
- 100% **EVN Kraftwerks- und BeteiligungsgmbH**
  - 49% **STEAG-EVN Walsum 10 KraftwerksgmbH** Construction of a coal-fired power plant in Duisburg
- 100% **evn naturkraft Erzeugungs- und Verteilungs GmbH** Electricity generation from renewable energy sources
  - 70% **Wasserkraftwerke Trieb und Krieglach GmbH** Hydroelectric power generation
- 100% **EVN Liegenschaftsverwaltung Gesellschaft m.b.H.** Management of elements of power plant

Networks business unit
- 100% **EVN Netz GmbH** Operation of electricity and gas networks
- 100% **Utilitas Dienstleistungs- und Beteiligungs GmbH**[2]
  - 100% **Kabelsignal AG** Cable TV and Internet services
  - 100% **grafotech Beratungs- und Planungsgesellschaft mbH** Digital cartography
- 50% **NÖKOM NÖ Telekom Service GmbH** Provincial government telecommunications network

Energy Procurement and Supply business unit
- 100% **EVN Energievertrieb GmbH & Co KG** Electricity and gas sales to end customers within EnergieAllianz
- 45% **EnergieAllianz Austria GmbH** Joint EnergieAllianz partner sales subsidiary
  - 100% **Naturkraft Energievertriebsgesellschaft m.b.H.** Electricity sales from renewable energy sources
  - 100% **Switch Energievertriebsgesellschaft m.b.H.**
- 45% **e&t Energie Handelsgesellschaft mbH** Joint EnergieAllianz partner energy trading and sourcing company
- 15.7% **EconGas GmbH** Joint venture of EnergieAllianz partner with OMV, OÖF and Linz AG gas trading and large customer sales company

South East Europe business unit
- 67% **EVN Bulgaria EP AD** Venture of operation of electricity networks in Bulgaria
- 67% **EVN Bulgaria EC AD** Electricity distribution for retail customers in Bulgaria
  - 100% **Energy Trading AD** Electricity distribution for large customers in Bulgaria
- 100% **EVN Trading SEE EAD** Electricity trading
- 100% **EVN Bulgaria EAD** Management company
- 90% **ESM AD** Electricity supply in Macedonia
- 100% **EVN Macedonia DOOEL** Management company

Environmental Services segment

- 100% **EVN Wasser GmbH** Lower Austrian drinking water supply
- 100% **EVN Umweltholding und Betriebs-GmbH** Holding for drinking water supply, wastewater and waste incineration services
  - 100% **WTE Wassertechnik GmbH, Essen, Germany** Drinking water supply and wastewater services[3]
  - 100% **AVN Abfallverwertung Niederösterreich GmbH** Waste incineration
  - 99% **EVN Projektgesellschaft MVA3 mbH** Waste incineration in Moscow

Strategic Investments and Other Business

- 12.84% **Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)** Power generation, trading and distribution
- 72.27% **Burgenland Holding AG** Regional electricity and gas supply
  - 49% **Burgenländische Elektrizitätswirtschafts-AG (BEWAG)** Electricity supply
  - 49% **Burgenländische Erdgasversorgungs-AG (BEGAS)** Gas supply
- 50.05% **RAG-Beteiligungs-AG** Oil and gas exploration and gas storage
  - 75% **Rohöl-Aufsuchungs AG**
- 100% **Utilitas Dienstleistungs- und Beteiligungs GmbH** Technical services
  - 50% **Allplan GmbH** Building utility, energy and environmental engineering
  - 49.95% **EESU Holding GmbH** Company to implement acquisition of E&P Holding GmbH with partners
  - 100% **EVN Business Service GmbH**
  - 100% **first facility GmbH** Facility management
  - 100% **V&C GmbH** Cathodic corrosion protection
- 100% **EVN Finanzmanagement und Vermietungs GmbH** Group financing
  - 100% **EVN Finanzservice GmbH**

Status: September 30, 2007. The main operative companies and Group holding companies are shown. Interests in %.
1) EVN AG continues to encompass thermal power stations, heating facilities and pipelines.
2) Utilitias services are integrated in the Strategic Investments and Other Business segment.
3) The investments of WTE Wassertechnik GmbH are project and operating companies in Central and Eastern Europe.

SUSTAINABILITY ALWAYS MAKES SENSE.

☐ True

☐ False

False! Not everything that is hailed as sustainable also makes sense. Genuine sustainability is based on a strategy that refers to the complete value added system and fully accommodates stakeholder interests.

Sustainability Report 2006 / 07

Company profile

We are an international, listed energy and environmental services group based in Lower Austria, the largest of the nation's federal provinces. By means of leading edge infrastructure, we offer consumers electricity, gas, heat, water, waste incineration and other related services on a one-stop shopping basis. With our portfolio, we both secure and enhance the quality of life of over three million customers in 14 countries.

In addition to our Austrian activities, we have also established a strong position in the South-eastern European energy industry through majority holdings in two regional power supply companies in Bulgaria and the takeover of the national power supplier in Macedonia. In the environmental sector, we possess successful subsidiaries in the fields of drinking water supply, wastewater treatment and waste incineration. EVN serves a total of more than three million customers with energy and environmental services.

As a result of the realisation of synergy effects between the various business areas within the EVN on both a national and international level, all business activities are focused on sustainable wealth creation and augmentation in the interests of our customers, owners and employees. Whereby the central principles of security of supply, a responsible approach to resources, the creation of a modern and environmentally compatible infrastructure and a systematically established image as a supplier of quality are constantly applied.



Estonia
Russia
Lithuania
Denmark
Germany
Poland
Austria
Slovakia
Slovenia
Croatia
Bulgaria
Macedonia
Skopje
Plovdiv
Istanbul
Albania
Turkey
Cyprus
EVN presence
Energy supply
Drinking and wastewater projects
Waste incineration
1) Coal-fired power station under construction
EVN headquarters

EVN corporate policy statement

Our vision

As an energy and environmental services provider, we fulfil the daily needs of our customers. Through our reliable and high quality services, we make a sustainable contribution to their quality of life.

Our mission

We create value through high profitability and by assuming corporate social responsibility, thus ensuring the long-term success of the EVN Group. On this basis, we offer our customers competitive prices, our shareholders a sustainable enhancement of value, and our employees attractive working conditions.

From our headquarters in Lower Austria, we focus primarily on the dynamically growing region of Central and Eastern Europe, where we are seeking to establish a strong market position.

In the energy and environmental services segments, our business operations are mainly designed to serve end customers. In order to meet their expectations as optimally as possible, we have developed the highest quality standards for both our products and services.

Sustainable performance in the provision of electricity, gas, heating, drinking water, wastewater treatment or waste incineration services requires outstanding know-how, a high level of efficiency, a state-of-the-art infrastructure and a constant willingness to innovate.

Our values

We have defined highly ambitious standards of behaviour that apply to the way in which we operate and manage our Group and these correspond with the assumption of a high level of responsibility in our daily supply and waste and wastewater management activities. For us, adherence to fundamental ethical principles and all relevant legal regulations is a matter of course.

We are committed to the principle of sustainable corporate governance and therefore endeavour to balance economic, ecological and social considerations. Our main priority is to ensure a fair and reasonable balance of the needs of all company stakeholders.

The economic responsibility of securing the long-term existence of our Group demands outstanding performance on our part. A high level of competence and reliability ensure the satisfaction of our customers and business partners. In turn, they represent the underlying basis for our sustained corporate success.

In particular, we fulfil our responsibility to the environment by endeavouring to optimally husband the natural resources entrusted to us, minimise waste gas emissions and promote the use of renewable energy sources. Ongoing innovations and increased efficiency make a decisive contribution towards achieving these goals.

We also fulfil our social responsibility in a variety of ways. The commitment we demonstrate to ensuring the well-being of our employees and fair and attractive salary levels, as well as our maintenance of a positive corporate culture featuring openness, loyalty and mutual respect, are as important as our emphasis on serving people and achieving an appropriate positioning within the framework of a society shaped by a diverse range of influences. This approach encompasses a high level of transparency and the willingness to engage in an ongoing dialogue, both in- and outside the company.

In addition, EVN's environmental policy statement is available under http://www.responsibility.evn.at/leitbild.asp. In the following, EVN is to be understood as meaning the entire EVN Group.

SUSTAINABILITY IS NOT ALWAYS SUSTAINABILITY.

As a sustainability-oriented energy and environmental services supplier, we are responsible to our customers, owners, employees, society, the general public and the environment. Therefore, in line with our claim to competence, "Using energy wisely" we study matters relating to sustainability with particular care.

A decision as to whether or not something offers genuine and sensible sustainability can only be taken on a holistic basis. Consequently, those wishing to create development that will endure in the future must plan with foresight and act accordingly, with one eye on the details and the other on the overall picture.


LOW-ENERGY LIGHT BULBS ALWAYS MAKE SENSE.
☐ True
☐ False

False! Low-energy light bulbs make great sense wherever lights must burn continuously for long periods. However, this situation also describes the disadvantages, as low-energy bulbs first reach full luminosity after a warming up period (although subsequently they require around 80% less power than standard bulbs for the same degree of illumination). Moreover, frequent switching on and off shortens their service life and influences the overall energy balance. Accordingly, their employment is really only of benefit in rooms with a constant, long-term lighting requirement, which means that in general, they are unsuitable for use on staircases, on landings and in WCs, but ideal for lights with a timer as protection against intruders.




RENEWABLE ENERGY KNOWS NO LIMITS AND PROTECTS THE ENVIRONMENT.
☐ True
☐ False

False! EVN promotes renewable energy, but not at any price. This is because the sources of biomass are limited and there are ecological restrictions relating to the utilisation of hydropower. The location of wind farms must also be carefully considered with regard to the environment and the local population. Therefore, it is a balanced mix of the differing possibilities provided by diversification, in tandem with efforts aimed at raising the efficiency of existing plants, that will ensure a continuous reduction in CO_2 emissions.



THE APPOINTMENT OF A SUSTAINABILITY OFFICER MEANS THAT THE MATTER IS CLOSED.

☐ True ☐ False


309
Heidi Marek
Sustainability Officer

False! Sustainable planning and action must permeate every area of a company. A sustainability officer alone, who perhaps has to deal with matters in this area in addition to his/her fundamental responsibilities, cannot achieve a great deal. For this reason, EVN has formed a team of around 30 employees, which undertakes the ongoing surveillance of objectives and the progress of the implementation process.



Sustainability highlights 2006/07

In line with its obligation to sustainable development, EVN defines outstanding events in differing dimensions, which serve to clearly characterise the progress of the sustainability process within the company.



Advances relating to the realisation of the energy concept for the central zone of Lower Austria.

→ Investments of over EUR 200m in increased efficiency and renewable energy.

- **Conversion of an oil tank at the Theiss power station into an accumulator with a capacity of 60 GWh district heat for the supply of the Krems and Gedersdorf district heating networks.**

→ Receipt of the EPCON Award 2007

- **EVN Group Conference 2007, a working meeting of all the employees, who are responsible for the integration process in differing Group areas in Bulgaria and Macedonia.**
- **Foundation of the EVN Macedonia Academy (safety training, management seminars, personality training, English and German language courses), which mirrors the EVN Bulgaria Academy.**



Expansion of the CSR organisation at EVN, creation of a CSR network and the holding of workshops.

- **Determination of CSR criteria for various, important sourcing procedures in Lower Austria.**
- **Formulation of a CSR programme (incl. objectives, measures, responsibilities).**



Further expansion of heat generation using biomass.

- **Receipt of the "Corporate Governance" excellence award for transparency for the EVN Annual Report at the Austrian Annual Report Award 2006.**
- **EVN is rated third among the 500 fastest growing companies in Europe.**
- **EVN Sustainability Report 2005/06 achieves fourth place at the Austrian Sustainability Reporting Award.**
- **Group net profit of EUR 227.0m surpasses the record figure of the preceding year by 2.3%.**

More information concerning EVN economic development is contained in the current Annual Report 2006/07. This can be ordered or downloaded from www.investor.evn.at.

Contents

Report scope EVN publishes an annual sustainability report and the period covered by this edition extends from 1 October 2006 to 30 September 2007. The Report adheres to Global Reporting Initiative (GRI) guidelines and deals with the companies contained within the EVN Group's consolidation range. As of the closing date on 30 September 2007, the consolidation range includes EVN AG as the parent company as well as 46 fully consolidated companies and four companies which are proportionately consolidated. Moreover, 12 companies are included at equity (for further information, please see the EVN Annual Report 2006/07). Where all companies are not included in the data given, this is stated.

Editorial closing date: 22 November 2007

Introduction of the Executive Board

Ladies and gentlemen,

Active sustainability within EVN

In the course of the 2006/07 financial year, EVN was able to provide manifold and impressive evidence of the fact that it does not interpret sustainability as a temporary and modish phenomenon, but rather as an holistic approach to company management that is followed on a daily basis. On the one hand, this Sustainability Report documents the diverse range of efforts and projects undertaken in this connection and on the other hand, it provides a preview of our objectives and plans, as well as interesting insights into EVN's corporate world.

Reorientation in line with standardised GRI guidelines

EVN formulated its first valid environmental mission statement seventeen years ago and this continues to serve as a basis for all environmental activities. At that time, the first Environmental Report was prepared as a supplement to the Annual Report. In 2001, the Environmental Report was enlarged and became the Social and Environmental Report in a process that constituted the transition to the first of our comprehensive Sustainability Reports, which has been published annually since 2002. During the preparation of this edition of the Report, we have adopted a new approach and have employed the guidelines of the Global Reporting Initiative (GRI) for the first time. We have made every effort to attain the Application Level A+. Unfortunately, the drawing up of special requirements for the energy industry (sector supplement) was incomplete on the reporting date, but nonetheless these stipulations have largely been applied.

Enlargement of the CSR advisory team, involvement of all important areas

The CSR organisation was further extended during the year under review and the internal CSR advisory team was enlarged to include six members. In addition, in order to secure the implementation of the CSR concept throughout the company, CSR network officers were appointed in all the important departments of the Group.

But what were the operative focal points in the 2006/07 financial year aimed at the intensification and extension of EVN's sustainability strategy? In an economic regard, the most important line of approach was the rapid continuation of the integration of our subsidiaries in Bulgaria and Macedonia with the aim of bringing them up to the quality and profitability levels prevailing in the Lower Austrian domestic market. Our subsidiaries in these countries are being gradually integrated into the sustainability processes, in order that within a few years, the related reporting will also be able to provide a complete portrait of EVN.

Reduction in CO_2 emissions with simultaneous increase in security of supply

During 2006/07, we maintained an unchanged strategy in the Energy Segment, in order to steadily increase our contribution to climate protection and exploit all the related opportunities. Accordingly, our projects for enhanced energy efficiency and an increased share of renewable energy source utilisation are correspondingly diverse. Alone the "Theiss district heating accumulator" project has facilitated a reduction in CO_2 emissions of 4,000t annually, while simultaneously increasing the security of the district heating supply to the Krems area. The outstanding significance of this innovation was confirmed by the receipt of the EPCON Award for innovative and high-potential products and concepts from energy supply companies. A further milestone was passed at the beginning of 2007 with the start of construction for one of Austria's largest biomass-fired district heating plant, which will supply the three Climate Alliance districts of Ternitz, Neunkirchen and Wimpassing with natural heat.

National and international projects at the highest technological level

A number of projects were either concluded or newly initiated in the Environment Segment. Moscow's largest waste incineration plant, which has been equipped with leading edge technologies and designed according to ecological principles, was handed over to the operating company. In the coming years, a new, large-scale wastewater treatment plant is to be built in Istanbul, while in Austria EVN has completed two wastewater treatment plants in the Drau Valley and a central wastewater treatment plant for the municipality of Zistersdorf.



Economics, society and ecology form the three cornerstones of our responsibilities

These project examples form both EVN core business and part of active Corporate Social Responsibility. This answerability incorporates economic, social and environmental factors and results in a holistic approach, which serves to create equilibrium between apparently contradictory objectives. For us, central challenges are posed by the combination of a conservationist approach to resources of every type and a reduction in the emissions derived from energy generation with the simultaneous maintenance of security of supply. However, as a listed company we also have a special obligation relating to the expectations of our shareholders with regard to investment returns and a consistent dividend policy demands the securing and increase of earning power. Nonetheless, we do not regard these differing aspirations as being diametrically opposed, but instead are convinced that the long-term growth strategy that we are pursuing can only be realised when all stakeholder groups are involved.

Social responsibility for customers and employees

Part of this approach is also formed by our awareness of the social answerability that we bear for the people in our supply areas. We seek to consolidate and enhance the quality of life of our customers through the products and services that we offer. We regard our employees as important sources of know-how, who determine the long-term success of the company. Moreover, we are willing to discuss social questions and the problems surrounding us and develop solutions on a consensual basis.

We trust that with this report we will convince you of the validity of our motto, "Sustainability must make sense!" Furthermore, by means of the questions running through the entire report, we would like to invite you to initiate a dialogue with us and check your own knowledge of this vital topic.



Why sustainability?

Definition

Sources of greenhouse gases 2005



3%
8%
28%
17%
18%
26%

■ Industry 28%
□ Transport 26%
□ Energy generation 18%
□ Small consumers 17%
□ Agriculture 8%
■ Miscellaneous 3%

Source: Umweltbundesamt (expert authority of the federal government in Austria for environmental protection and environmental control)

Since the UN Environment and Development Conference held in Rio de Janeiro in 1992, "sustainable development" has become a leitmotif in international politics and the regular object of public concern and debate. Moreover, according to the definition of the Brundtland Commission (named after the former Norwegian prime minister and head of the UN Commission for Environment and Development, Gro Harlem Brundtland), this term primarily emphasises fairness of wealth distribution. In line with this interpretation, sustainability is a development process, which seeks equilibrium in the three subsequent relationships:

- That between human needs and nature's ability to replenish.
- That between present needs and those of future generations.
- That between the needs of rich and poor.

Only when a balance is achieved between present needs and the perspectives of future generations can a lasting guarantee be given for high quality of life, the retention of nature and the environment in an ecological equilibrium, and the social and cultural cohesion in which companies fulfil their responsibilities in a globalised world. Accordingly, sustainability as a global responsibility for development that is fit for the future is divided into three dimensions comprised of environmental, economic and social factors.

The most pressing issue with regard to the environmental balance is climate change. In view of the current climatic shifts and global warming with all its consequences, the EU has demanded a substantial reduction in greenhouse gases. In addition to methane, nitrogen oxide and fluorinated gases, CO_2 constitutes the main factor in the alteration in the global radiation balance.

As the most important measure for CO_2 reduction, EVN is promoting the substitution of energy generated with fossil fuels by biomass and renewable forms of energy such as wind and hydropower, the use of waste heat and enhanced energy efficiency.

CO_2 emission trading

The European Commission is seeking a reduction in CO_2 emissions of at least 20% by 2020. As opposed to the national Allocation Plan I (NAP), a cut of 10% in the certificate volume has been established for the NAP II (2008–2012). The Austrian NAP II is based on a CO_2 emission forecast of 38.33 million tons p.a. and yearly savings of 5.53 million tons. The resulting free allocation volume of 32.8 million tons has further been reduced by the EU Commission to 30.33 million tons. For industry and the energy sector this means additional challenges with regard to emission reduction and a financial burden derived from the necessity of purchasing the missing certificates.

For the period from 2008–2012, the Austrian electricity industry has received free CO_2 emission certificates amounting to 7.7 million t/y. Of this total, EVN has been allocated some 1.58 million tons. The remaining 500,000–800,000 t/y must either be saved or purchased.

Energy efficiency and energy services

In 2006, the EU approved a directive, which requires member states to realise energy savings of 9% within nine years. Initial action plans were presented to the authorities in Brussels in the summer of 2007. The Austrian Federal Ministry of Economics and Labour is co-operating with the Austrian Association of Electricity Companies and the Gas and Heat Confederation on the realisation of the planned measures. The objective is to establish a concrete plan of action by the spring of 2008.

Factors such as a robust financial and balance sheet structure, solid earnings growth and the securing of future profitability form the economic dimension of sustainability. At EVN, this approach is partially determined by efforts aimed at the regionalisation of product cycles, which must correspond with criteria in line with CSR principles. At the same time, corporate business success also represents a prerequisite for the serious consideration of ecological and social questions.

Sustainability in the social dimension is targeted on a fair, responsible and partnership-based attitude towards employees. For EVN, the basis for sustainable human resources management involves a high degree of mutual respect and a general readiness for constructive teamwork. This approach assumes concrete form in the attractive and socially aware design of working conditions, as well as a high-quality training and further training programme for permanent advancement. Other aspects of this concept include a highly committed and comprehensive medical care service, measures for accident prevention and work safety, and a company pension scheme.

EVN fulfils its extensive social responsibilities with regarding to the current and future generations by means of Corporate Social Responsibility management.

EVN understands the term sustainable company management as meaning:

- An enlargement of the business field of vision to include the social, environmental and cultural dimensions.
- The promotion of creativity and hence innovative new products and services within the framework of a customer-oriented and responsible product policy.
- A protective approach to resources through the furtherance of energy efficiency both in- and outside the company.
- The encouragement of a "culture of sustainability" within the company.
- The sustainable securing of economic success and a related increase in corporate value.
- The provision of a valuable contribution to the quality of life of people in all the regions served.

This sustainability process is described in the annual Sustainability Report, which serves both external and internal communications, raises awareness levels and encourages an open dialogue.


Business
Society
Nature

Corporate Social Responsibility

Corporate Social Responsibility (CSR) is, "A concept whereby companies integrate social and environmental concerns into their business operations and their interaction with their stakeholders on a voluntary basis. Thereby, the companies agree to go beyond the obligations derived from minimum legal requirements and wage agreements, in order to take social necessities into account." (Definition of the European Commission, 2006)

EVN's contributions to sustainability

WE SUPPORT

As a sustainability-oriented supplier of energy and environmental services, the EVN Group is committed to the concept of viewing economic, social and ecological issues as a single entity and systematic efforts aimed to achieve equilibrium among the interests of all company stakeholders. One expression of this conviction is provided by accession to the UN Global Compact in September 2005. Starting from Lower Austria, it is a declared company objective to anchor the principles of sustainability-oriented company management in a sustainability strategy that is binding for the entire EVN Group. Furthermore, the guidelines for sustainable company management contained in the Corporate Social Responsibility concept also apply to all areas of corporate activity.

Ecological responsibility

The core of EVN's environmental responsibility is formed by climate protection concerns. Therefore, a comprehensive package of measures and investments for reducing CO_2 emissions is being implemented. The projects completed or initiated during the year under review are presented in detail on page 32ff. A new method for the calculation of total Group environmental protection costs is currently in preparation.

As part of the strategy for the acquisition of the CO_2 certificates essential to operations, EVN is supporting various reduction measures in other countries through Joint Implementation (JI) and Clean Development Mechanism (CDM) projects. The realisation of such climate protection projects in other states allows EVN to purchase emission certificates for its own plant capacity. CO_2 emission reduction potential can also be anticipated in future from the company's power and heat generation plants at the subsidiaries in Bulgaria and Macedonia. A further contribution to climate protection in the coming years should emanate from CDM projects in Albania, where the possibilities for generating Certified Emission Reduction certificates from hydropower projects are currently being examined. Participations in JI and CDM projects for wind parks and hydropower plants, e.g. in India, Egypt, China and Brasil have already been initiated by means of suitable climate protection funds.

CO_2 savings derived from the use of biomass[1]



100,000
80,000
60,000
40,000
20,000
0
39,989
49,373
57,249[2]
78,319
96,164
2002/03
2003/04
2004/05
2005/06
2006/07

CO_2 savings in t/y

1) In comparison with the theoretical use of extra light heating oil in households. The data given contains EVN AG energy generation using biomass.
2) Since the 2004/05 financial year, including local biomass-fired heating

CO_2 savings through the use of hydro- and wind power[1]



800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
31,122
627,804
52,785
607,692
52,991
669,780
93,376
646,941
195,747
570,280
2002/03
2003/04
2004/05
2005/06
2006/07

CO_2 savings in t/y
Hydropower
Wind power

1) In comparison to power generation in a hard coal fired power station. The data shown includes the own production of EVN AG, evn naturkraft and EVN's sourcing rights relating to Danube power stations.

Another important EVN concern is the maximum use of CO_2 emission reduction potential in Lower Austria within the scope of teamwork with local and provincial authorities. The possibilities for a switch to biomass firing, whether in the form of individual or district heating solutions, are explored with the Lower Austrian government and then implemented in co-ordination with its experts. Moreover, between September 2006 and June 2007, an expert working group met at the request of EVN and the Lower Austrian government to discuss visionary scenarios for future energy supplies under the rubric, "Lower Austria's Energy Future."

EVN is making a sizeable contribution to the achievement of the climate protection targets of the province of Lower Austria, the Austrian Republic and the EU by means of increases in efficiency, the use of renewable energy sources, the environmentally compatible incineration of waste and information campaigns aimed at highlighting the potential available for energy savings.

At present, in spite of the growing use of renewable resources such as biomass, wind and hydropower, the continuous rise in the demand for electricity and heat cannot be fully met from these sources. Indeed, the practical dimensions of such plants, fuel supply availability and economic limits prevent full coverage. Therefore, in addition to gas, due to its global availability, coal will remain an important part of the primary energy portfolio for several years to come.

Efficient, low-emission energy generation in Walsum

In November 2006, the cornerstone was laid for a state-of-the-art hard coal fired power station at Duisburg-Walsum in Germany. This 790 MW plant is being completed as a joint venture between Evonik Steag GmbH, Essen/Germany and EVN, which has a 49% stake in the project. The investment volume amounts to over EUR 800m. The plant should contribute to resource protection by means of leading edge technologies such as nitrogen oxide reduction systems, e-filters for dust removal, flue gas desulphurisation units and higher steam temperatures and pressure. As compared to conventional, coal-fired power stations in the EU, the resulting increase in efficiency provides CO_2 savings of around 35%. Start-up is scheduled for 2010. Detailed information is available under www.evonik.com/en/energy/index.html.

Exemplary EVN measures for CO_2 reduction

- A flexible generation mix of thermal power and renewable energy, which is to see an increase in its contribution to electricity production to 33% by 2010. Two-thirds of the municipal district heating supplied by EVN already derives from biomass (please also see the section, "Range of services and current projects").
- Regional value added through the use of domestic energy sources.
- Assistance with regard to energy savings through advisory services at company Customer Centres and the "Energy Saving Champion", an extensive range of online consulting offers.
- The promotion of alternative fuels such as compressed natural gas (CNG) and biogas.
- The enlargement, refurbishment and efficiency upgrading of plants for energy generation from renewable sources.
- First use of "climate-neutral printing" for the Annual and Sustainability Reports 2006/07.
- A commitment to encourage the raising of positive awareness levels among the workforce and general public by means of workshops and theme-related events, etc.

ClimatePartners

The exclusive sales partner for "ClimatePartners" in Austria is the EVN subsidiary, Allplan GmbH. This company offers customers possibilities for the organisation of their business activities in a climate protective or even climate-neutral manner. There are diverse opportunities available in this regard:

- Climate-neutral events and trade fair exhibits
- Climate-neutral building construction and use
- Climate-neutral products
- Climate-neutral travel (by car or aircraft)
- Climate-neutral purchasing and lifestyle

Economic responsibility

EVN's number one economic objective is a sustainable increase in corporate value. To this end, apart from the securing of existing sources of income, the aim is to achieve operative diversification and the selective realisation of expansion possibilities. The limits to such plans are formed by the maintenance of an attractive dividend policy, a solid balance sheet and financing structure and the clear exposition of investment criteria.

In addition, economic responsibility also demands sustainability-oriented wealth creation, which constantly seeks a balance between factors of environmental, social and economic relevance. For EVN the orientation of sourcing in this direction is of central importance and in an initial step, in Lower Austria has led to the establishment of CSR criteria for a number of important sourcing procedures. These criteria also apply to future purchases of advertising materials, work clothing, vehicles, foods and computing equipment. Accordingly, suppliers of work clothing for example must provide certified accreditation regarding their production locations, in order to exclude the possibility of child labour. A gradual and complete transition of the EVN transport fleet to natural gas is planned and the purchase of 14 vehicles of this type is foreseen for the 2007/08 financial year. Fuelling will take place at the company's own filling station. As far as the purchasing of foods is concerned, attention will focus on seasonality and regional origin. Whenever possible, coffee, tea and orange juice will be obtained from fair trade sources. In the case of computing equipment, the stipulations of the TCO (Tjänstemännens Central Organisation) test symbol ensure the highest ergonomic quality for flat screens, while the "Blue Angel" environmental symbol designates that standard laser printers only have low noise and atmospheric emissions and power consumption. The detailed stipulations for standard flat screens and laser copiers supplement the CSR criteria, which also prescribe minimum emissions. The aim is to establish CSR criteria for all of the main sourcing procedures.

EVN's general economic significance

EVN's business activities result in direct and indirect macro-economic effects and contributions, which are outlined below:

- **Public sector**
  Payment of EUR 28.5m in income tax for the purpose of public spending. EVN does not receive governmental financial support. If individual material laws foresee the possibility of obtaining grants, as is the case, e.g. with the Eco-Electricity Act, EVN examines the preconditions and where appropriate, applies for the funding allocated for this purpose.
- **Employer**
  On average the workforce numbered 9,535 in the year under review. This figure included 77 apprentices. Personnel expenditure amounted to EUR 288.9m (12.9% of sales).
- **Investments**
  These amounted to EUR 277.7m, which was 10.4% more than in the preceding year and were spent on network infrastructure expansion and production plants.
- **Customer**
  EUR 1,511.3m, or 11.3% more than in the previous year was spent on materials and services (mainly energy sourcing and maintenance).

Supplier relationships

EVN subsidiaries represent sectoral customers in extensive areas and during purchasing procedures are subject to both the 2006 federal law on tendering and the Lower Austrian tender control legislation. Through total adherence to these legal regulations, EVN guarantees its suppliers the maintenance of the basic freedoms within the EU and the ban on discrimination.

Exemplary EVN measures for the promotion of economic sustainability

- Continuous improvement process (employee training, technical standard of plants, etc.).
- Preparation and definition of measures for purchasing in line with the CSR concept.
- Commitment to the creation of positive awareness amongst the workforce and the general public by means of workshops, events, information days, etc.
- Use of planning, management and controlling instruments.
- Trade fairs, leaflets and newspapers as a source of product information for customers.
- Project valuations and benchmarking.

Social responsibility

EVN fulfils its responsibilities towards its stakeholders in a number of ways. With regard to its workforce it acts as a fair employer, which through active human resources management, sets great store by training and further training measures and promotes a corporate culture based on values such as candour, loyalty and mutual respect. As far as EVN's human resources policy is concerned, the principles of equal treatment and opportunities, a current and comprehensive supply of information to the workforce and social partnership within the company apply. Further information on this subject is available under www.responsibility.evn.at/mitarbeiter_grundsatz.asp.

In order to prevent all types of corruption, EVN not only strictly observes the legal framework, but is also participating in a number of initiatives. Membership of the UN Global Compact allows the use of relevant provisions from the organisation's regulations and these are also being employed in the orientation of the code of conduct, which is currently undergoing preparation. In addition, a binding set of rules drawn up in 1967 excludes any possibility of corruption. As far as its customers are concerned, EVN meets its responsibility to act as a reliable supplier of energy and environmental services through the provision of high quality services at competitive prices. EVN endeavours to achieve good, long-term relationships with its partners, with whom it works on the development of innovative energy solutions, and with its suppliers by means of an approach based on partnership, fair business practices and an open dialogue. With regard to society as a whole, EVN accepts the responsibility of promoting and supporting sustainable development through all its business activities.

Signing of the foundation charter for an European Works Council



Exemplary EVN measures for the strengthening of social responsibility

- Active human resources management and development, e.g. trainee manager training scheme (www.responsibility.evn.at/employees.asp)
- EVN health programme (www.responsibility.evn.at/gesundheit.asp)
- EVN PowerPartner scheme – teamwork with Lower Austrian electrical and plumbing companies
- Apprentice training (www.responsibility.evn.at/lehrlinge.asp and page 48).
- Foundation of a European Works Council.

Milestones in the EVN sustainability process

Active, operative environmental protection has long traditions at EVN. Indeed the ongoing development of the environmental protection and sustainability agenda is the result of the embedding of this topic at the highest management level (since its foundation, EVN Environmental Controlling has been directly answerable to the Executive Board). The corporate law supervision of the Executive Board is carried out by the Supervisory Board and as this consented to a corporate strategy in which sustainability issues are an integral part, the Executive Board is also obliged to furnish reports concerning this strategy's progress and direction.

1990

Publication of the first Environmental Report, which was subsequently issued annually in conjunction with the Annual Report.

1990

Introduction of a uniform environmental mission statement throughout the company as the foundation for all EVN environmental activities.

1991

Creation of the "Environmental Controlling and Safety" organisational unit, which formed the platform for EVN environmental management.

1992

Installation of an Environmental Advisory Board (subsequently the Advisory Committee for the Environment and Social Responsibility).

1995

Founding of the EVN pension fund.

1995

Begin of the implementation of accredited environmental management systems.

1996

Accreditation of the Theiss thermal power station according to ISO 14001 in the first certification of its type in Central Europe.

1997

EMAS I accreditation of Dürnrohr power station.

1998

EMAS I accreditation of the Mödling, Baden and Wiener Neustadt district heating (power) plants.

1999

EMAS I accreditation of the East and West Heating Groups.

1999

Introduction of flexible working hours without core time.

2001

Enlargement of the Environmental Report with the social responsibility aspect and the publication of the first "Environmental and Social Report".

2002

Initial accreditation of the West and East Heating Groups according to EMAS II, accreditation of the Theiss power station according to EMAS II.

2002

Accreditation of Dürnrohr power station according to EMAS II.

2002

Acceptance into the FTSE4Good Index.

2002

Publication of the first Sustainability Report.

2003

Beginning of a web presence under www.responsibility.evn.at

2005

Number one rating (among Austria's 70 largest companies) in the first "Companies with Responsibility" CSR ranking.

2005

Accession to the UN Global Compact.

2005

Acceptance into the Austrian VÖNIX sustainability register and the Ethibel Investment Register.

2005

Foundation of a health working group.

2005

Installation of corporate social responsibility management, in order to more firmly anchor sustainability within corporate activities.

2006

Third place in the Austrian "Companies with Responsibility" CSR ranking.

2006

Sixth place among the Austrian Sustainability Reporting Awards (ASRA) in the large company Sustainability Report category.

2007

EPCON award for innovative and high-potential products and concepts from energy utilities (for improved district heating storage efficiency at Theiss power station).

2007

Two 2-day sustainability workshops for an increase in the depth of the sustainability process and increased employee involvement.

2007

Initial reporting according to the GRI.

CSR organisation

A CSR organisation was first introduced at EVN at the beginning of October 2005. As a result of the initial experience gained, this was then restructured and improved at the beginning of 2007. The CSR management steering committee consists of the complete Executive Board and the heads of the Group functions Environmental Controlling and Communications. Moreover, a CSR advisory team comprised of employees from the Communications, Human Relations, Investor Relations, Environmental Controlling and Legal departments is operating under the auspices of a CSR officer from the technical area. This team is responsible for the preparation of CSR principles and measures, as well as their communication and implementation. This committee is supported by CSR network officers appointed in every EVN department in order to secure internal communications and all downstream processes.

The CSR focus during the 2006/07 financial year was on the enlargement of the CSR organisation, a heightening of awareness among employees, the determination of the 2007/08 sustainability programme and this Sustainability Report. For this purpose, two workshops were held in Ottenstein and several working meetings took place at EVN headquarters in Maria Enzersdorf. In addition, in the stakeholder loyalty area, students carried out a survey among EVN customers regarding their awareness levels in relation to EVN's commitment to sustainability (please see page 16–17).

The members of the CSR advisory team come from various areas of the company



The members of EVN's CSR advisory team on their understanding of sustainability

The topic of sustainability determines our daily lives, irrespective of whether we are active or inactive, consume or refrain from favourite habits. A sustainable orientation cannot be switched on or off, but must be tangibly experienced and this leads to critical questions. How did the products that I consume originate, where do they come from and what factors were involved in their production? Can I conserve resources through my actions and decisions? Does my consumer behaviour have negative consequences for others? One has to develop a feeling for this philosophy and attitude to life. Sustainability cannot be donned like a hat, which is then hung up in the evening or whenever it suits. If we fail to identify with it, we will not succeed in living out the body of thought relating to sustainability, or adapting our actions accordingly. Our goal is to understand the interactions within sustainability in detail and to follow them in general.

This understanding also shapes the activities of the CSR advisory team, which co-ordinates CSR measures at EVN and seeks to generate new impulses. The resultant guaranteed integration of differing company areas, has triggered the penetration of the idea of sustainability throughout the Group. The members of the CSR advisory team see their responsibility as involving the maintenance of the impetus and stimulation of this process. This objective justifies the related effort required, for in the final analysis, sustainability means quality of life, which above all, can be upheld or acquired for future generations.

From left to right: Elvira Hammer, Peter Zaruba, Maria Werni, Renate Lackner-Gass, Klaus Kohlhuber, Ulrike Henzinger



EVN's CSR network officers

CSR organisation

CSR steering committee (Executive Board, head of the Group functions Environmental Controlling and Communications)
Approves EVN programmes and confers on strategy

CSR advisory team (CSR officer and members of the Group Communications, Human Resources, Investor Relations, Environmental Controlling and Legal Departments)
Preparation of basic CSR principles and measures, their communication and realisation.

CSR network officers (employees from all departments)
Securing of internal communications and all downstream processes.

Temporary working groups
Support of the CSR advisory team, drawing up of proposals for new activities and monitoring of the realisation of measures already sanctioned.

Advisory Board for the Environment and Social Responsibility

Established in 1992 as the Advisory Board for the Environment, today this platform bears the name Advisory Board for the Environment and Social Responsibility and is composed of representatives from the worlds of business, the sciences, health and government. The Board is intended to advise the Executive Board in questions relating to environmental protection and sustainable company management in the ecological and social areas, and also provide fresh impulses. The Board meets twice yearly and on these occasions a presentation is held concerning a current environmental or social topic of direct or indirect relevance to EVN. During the subsequent discussions, opinions are exchanged and possible consequences for EVN explored. The Executive Board makes every effort to ensure that the feedback from these valuable contributions is used in the company in enhanced form. A guest commentary from Franz Maier, who is a member of the Advisory Board, can be read on page 68. The CSR advisory team intends to integrate his remarks into their activities to an increased extent.

Guest presentation by Prof. Ernst Gehmacher

The presentation held by Prof. Gehmacher at the meeting of the Advisory Board on June 4, 2007 dealt with the topic of sustainability and social capital. Following his definition of social capital as the solidarity within a society and sustainability as a focus on the long-term advantages for a social grouping, Prof. Gehmacher turned to the tensions and problems imminent to these areas of discussion.
This exposition then led to the presentation of various sustainability models and objectives.
In closing, Prof. Gehmacher outlined a number of actual approaches for EVN, which the Executive Board has adopted for debate and further pursuit within the framework of CSR activities. Prof. Gehmacher's presentation is available under www.responsibility.evn.at/organe.asp.

Transparent communications with all stakeholder groups

1st Lower Austrian Energy Savings Day

On February 23, 2007 the 1st Lower Austrian Energy Savings Day was held throughout the federal province in conjunction with the Raiffeisen banking group and the Lower Austrian government. 18 EVN energy experts were available at Raiffeisen branches for free energy consulting on the following main topics:
- Low energy and passive housing
- The thermal renovation of properties
- Energy pass and key figures
- Energy source comparisons
- Heating and hot water with, e.g. heat pumps and gas calorific value systems
- Thermography and air-tightness measurement

Out of an awareness that successful development can only be achieved through the involvement of all interested parties, EVN endeavours to maintain an open dialogue that is characterised by mutual trust. Past efforts in this regard were intensified and concentrated with the stakeholder survey carried out in the summer 2006. In order that the information needs of the company's various target groups can be better addressed in years to come, customers, suppliers, employees, owner representatives, financial institutions, interest groups, the media and public bodies were all questioned.

Active employee integration

The dialogue with the EVN workforce goes far beyond the legally prescribed obligation to provide information and employees are supplied with a constant flow of news concerning current company developments and also topics surrounding the CSR process. Moreover, from the very beginning, the workforce was involved in the drawing up of basic principles and measures for the establishment of sustainable corporate management. In addition, instruments have been installed as part of daily working, which promote an active contribution by employees to the ongoing improvement of all internal processes and working procedures. For more information on this idea management system please visit the www.responsibility.evn.at/ideenmanagement.asp website. Details concerning the social partnership within EVN are available under www.responsibility.evn.at/mitarbeiter_grundsatz.asp. Over 90% of the workforce are represented by Works Council members or trades unions and as far as their remuneration is concerned, protected by collective, tariff or statutory miniumum wage agreements.

Total customer orientation

EVN numbers more than three million households, industrial companies, commercial customers, local authorities and other energy supply companies in 14 countries among its clientele. Their satisfaction is the company's top priority and also the basis for its business success. Accordingly, the task is not only to fulfil customer demands with regard to the quality and direction of products and services, but also in relation to communications, information and service quality. A diversity of service products and processes has been developed for precisely this purpose and a special role is allotted to consulting concerning the intelligent use of energy and possibilities for economies.

EVN advisors help customers to save energy


EVN

In a move aimed at improving and further developing the internal communications and teamwork at the Customer Centres, Social Competence Days have been introduced. In the course of workshops, evaluations concerning working activities and co-operative behaviour are visualised and thus made tangible. Furthermore, the demands made on the advisory teams and the Customer Centre managers are formulated and discussed. These discussions then flow into a written target agreement, which includes measures for improved teamwork during the current year.

EVN operates according to the principle of equal treatment of all its customers and acts accordingly. In conflict situations, the sole basis for decisions is provided by legal regulations. The company's entire external image corresponds with ethical principles and here, too, no discriminatory or racist content is employed.

Presentation of the electricity origins in Austria

EVN communications also offer complete transparency with regard to the origins of electricity. Within the framework of the EnergieAllianz Austria GmbH (partners: EVN 45%, Wien Energie 45%, BEWAG 7%, BEGAS 3%), EVN Energievertrieb GmbH & Co KG (EVN KG for short) is responsible for the sale of electricity and gas to consumers. This means that since October 2001, EVN has fulfilled its existing legal obligation to provide consumers with information on their electricity bills about the origins of the power they receive. The auditor, KPMG Austria GmbH, examines this electricity classification.

The environmental impact derived from the primary energy mix employed by EVN KG during 2005/06 in Lower Austria amounted to 313.28 g/kWh of CO_2 emissions and 0 g/kWh of radioactive waste. The UCTE (Union for the Co-ordination of Transmission of Electricity) mix, which describes the composition of European electricity, shows environmental impact of 446.43 g/kWh CO_2 and radioactive fallout of 0.000832 g/kWh (source: E-Control). The EnergieAllianz Austria GmbH subsidiary Naturkraft Energievertriebsgesellschaft m.b.H. acts as a supplier for "NaturStrom", which is electricity produced entirely from renewable sources. The environmental impact derived from this supplier mix amounts to 0 g/kWh of CO_2 emissions and 0 g/kWh of radioactive waste.

Electricity sourcing in Bulgaria and Macedonia

In South-eastern Europe, EVN's energy companies in both Bulgaria and Macedonia are subject to single buyer models, which oblige them to obtain the power they require from the respective state-owned transmission network operators, who are responsible for national power sourcing, imports and exports. The companies only have limited own generation capacity. However, in the long-term, EVN is looking to offer a flexible energy mix analogous to that employed in Lower Austria. Both the prices for purchases from the national suppliers and those relating to sales to consumers are government regulated.

EVN KG primary energy mix 2005/06


3.0%
3.0%
3.5%
22.8%
38.1%
29.6%

- Hydropower[1] 38.1%
- Natural gas 29.6%
- Coal 22.8%
- Solid or liquid biomass 3.5%
- Wind and solar power 3.0%
- Rest (AVN waste incineration, oil and by-products, biogas, landfill and sewage plant gas, geothermal energy) 3.0%

1) 3.89% of the hydropower was generated in small-scale plants.

Naturkraft sales company primary energy mix 2005/06


7.3%
0.2%
2.5%
10.0%
80.0%

- Hydropower (exclusively from small-scale power plants) 80.0%
- Wind and solar power 10.0%
- Solid or liquid biomass 7.3%
  Biogas 2.5%
- Landfill and sewage plant gas 0.1% and geothermal energy 0.1%

SUSTAINABILITY QUIZ

EVN HAS BEEN INTENSIVELY INVOLVED WITH THE TOPIC OF SUSTAINABILITY SINCE 2001.

☐ True ☐ False

False! The first Environmental and Social Report was published in 2001, but prior to that a number of initiatives had already been taken (please see page 10–11). For example, the first Environmental Report was issued in 1990.

Safety information

EVN also adopts a highly conscientious approach to its customer responsibilities in connection with information concerning the dangers relating to electricity and gas. Leaflets on this topic are available from the Customer Centres and can be delivered upon request. In co-operation with the "PowerPartners" in Lower Austria, electrical and gas safety checks are also offered.

Electrical and magnetic fields are created during the generation, transmission and use of electrical energy. In a long-term project, the World Health Organisation (WHO) has evaluated the results from more than 25,000 research studies from the past 30 years. To date, no negative effects on health derived from long-term exposure to weak high- and grid-frequency fields could be proven. As far as its judgement and handling of electrical and magnetic fields in relation to humans are concerned, EVN adheres to the VORNORM ÖVE/ÖNORM E8850 standard, which lays down limits for long-term exposure to 50 Hz fields. These values derive from the directives of the International Commission on Non-Ionizing Radiation (ICNIRP).

Electrical, magnetic and electromagnetic fields

The public electricity supply throughout Europe uses alternating current with a 50 Hz frequency. In this frequency range, the electrical and magnetic components are virtually independent of one another and therefore possible effects must be analysed in isolation. Electrical fields are created through voltage and shielding can be relatively simply provided by the conductivity of trees, houses, bushes and cars. Magnetic fields are generated through electrical currents. Shielding against these fields is virtually impossible or at best, extremely complicated. A combination of these two types of field (electromagnetic fields) only occurs in far higher frequency ranges, like those required for mobile radio networks.

Customer satisfaction levels in Lower Austria

In order to fulfil customer expectations and needs to the greatest possible extent, since 1981 EVN has carried out regular image analyses. Moreover, starting in 1998, the company has also completed surveys regarding customer satisfaction levels. In addition to these annual studies, in May 2007 students from Vienna University questioned customers within the framework of a research seminar. Using a random sample, 233 people were asked about the values and benefits that EVN provides for the region and the extent to which its commitment to sustainability is known.

A large percentage of those questioned connected EVN with quality of life and the survey pinpointed the following wishes among EVN customers for improvements:
- Increased invoice transparency (price composition, clear information and listing of the composition of the electricity, etc.).
- Stronger positioning in the sustainability sector.
- Increased personal customer consulting.
- More activities for young people (the communication of sustainability through school projects, excursions, teaching materials, posters in schools, practical advertising gifts suited to the various age groups, etc.).
- Intensified regional support, e.g. through the use of local resources.

Information and communications range for EVN customers in Lower Austria
- The quarterly customer newspaper, EVN Journal
- The EVN website, www.evn.at
- Return call service
- EVN complaint management
- Participation in events such as the GEWINN trade fair, the Wels Energy Saving fair, building & energy fairs, the BIOEM bio-energy fair, etc.
- 26 Customer Centres
- Individual consulting

QUIP customer satisfaction benchmarking

Every contact made by a customer, whether in person, in writing or by telephone shapes attitudes to the company and also offers a possibility for the best possible fulfilment of wishes and needs. Therefore, for a number of years, EVN has been running a competition for continual improvements in the quality of the advice and support available. Under the acronym "QUIP" (Quality Improvement Programme), test persons make customer inquiries by phone and in written form, and send in complaints to EVN, the handling of which is assessed according to clearly defined quality criteria. In addition, the EVN Customer Centres and advisors are examined at selected energy fairs with regard to the standard of the customer support supplied. The results thus obtained then flow into concrete optimisation measures at regular intervals.

EVN annually honours outstanding consulting and support performance



SUSTAINABILITY QUIZ

SUSTAINABILITY CAN ONLY BE PRACTICED IN HIGHLY DEVELOPED ECONOMIES.

☐ True ☐ False

False! As currently demonstrated by EVN in Bulgaria and Macedonia, sustainability aspects can also be implemented during a process of economic transition. Accordingly, the EVN standards that have long been adhered to in Lower Austria are to be gradually implemented at the South-eastern European units.

Auditing of external services

Since 2004, EVN has also taken environmental protection, work safety and security factors into account when choosing its services suppliers for building activities and assembly operations in Austria. During the invitation to tender, suppliers wishing to be involved in the final selection, have to answer questions relating to the environment and safety. This auditing has led to an increased awareness among suppliers with regard to work safety and the quality of the services provided.



"We appreciate the teamwork and fairness provided by EVN."

Jürgen and Sabine Uhl, Master Builders, Wiener Neustadt

"We appreciate the teamwork and fair treatment provided by EVN, which is based on mutual respect and the upholding of agreements. We have established that our standards of completion and quality have risen to the extent required by our customer. This process of growth in line with the demands made upon us is sustainable and also leads to business success."

Messrs Uhl provides earthmoving and construction work for EVN in the Wiener Neustadt, Baden and Pottenstein districts.

Investor relations

www.investor.evn.at

As part of its investor relations activities, EVN holds a regular dialogue with its shareholders and analysts from institutional investors and banks. The aim is to strengthen the long-term confidence of these target groups through current and comprehensive information and thus ensure a fair evaluation of the EVN share. The governing principles which apply in this regard consist of parallel, open and comprehensive communications with all capital market participants, high transparency levels in the orientation of the quarterly and annual reports, proactive reporting by means of press conference and roadshows, and the annual gathering of shareholders.

The provision of shareholder and employee recommendations to the Executive and Supervisory Boards is regulated by legal stipulations and corporate governance. However, this information flow is also extended by internal, organisational measures. Shareholders can receive information at any time via a free service hotline and upon request, are also provided with support and return calls by the investor relations team. Comprehensive online information concerning business trends and the share is available on the www.investor.evn.at website. In addition, services such as the supply of SMS and e-mail messages concerning share price trends and a newsletter about events relating to EVN are also available. A retail shareholder event was also organised during the 2006/07 financial year. Some 850 shareholders came to Waidhofen/Ybbs and following a presentation concerning business developments given by the Board spokesman, Burkhard Hofer, were able to choose between a visit to the Lower Austrian Provincial Exhibition or a tour of the museum and hydropower plant in Schwellöd. Mr. Hofer was also available for subsequent questions.

In dialogue with shareholders



A visit to the Schwellöd museum and hydropower plant



Interview with Michael Landau and Burkhard Hofer



"The interaction with foreign cultures represents a great opportunity."
Burkhard Hofer, Spokesman of the EVN Executive Board



"Investors have an enormous social responsibility."
Michael Landau, Director of the Caritas organisation of the Archdiocese of Vienna

In recent years, EVN has undergone radical change due first and foremost to its involvement in South-eastern Europe and international project business in the environmental sector.
Hofer: We have been in a process of permanent change for a number of years. Today, with its workforce of around 10,000, the EVN Group supplies some three million customers in Austria and South-eastern Europe with energy. Indeed, more than 75% of our employees and customers no longer have German as their mother tongue. Such radical shifts also apply to other important areas of life such as regional identity and religious beliefs, where a high degree of uniformity has been very rapidly superseded by great diversity. We have been facing up to this considerable inter-cultural challenge since our entry into the Bulgarian electricity market and can already point to considerable progress.

What do you regard as the greatest hurdles facing EVN in this connection?
Hofer: En route to becoming an internationally oriented corporate group, we should regard dealing with foreign cultures as a major opportunity. During the transfer of our Lower Austrian success model to our subsidiaries in Bulgaria and Macedonia and the development of a shared Group culture, we must employ the greatest respect with regard to historical, traditional and cultural differences during the development of a shared group culture. We can only fully master the integration process and achieve sustained success by means of a joint approach to work and responsibility. A significant aspect of integration in South-eastern Europe is formed by social issues, in particular the prevailing far lower affluence levels and related, unreliable payment behaviour among various customer groups. A look over the border gives us the certainty that above all, Austria is a model with regard to social standards.

The Catholic Church can look back on a very long, international tradition, as does its Caritas organisation. In your opinion, what are the standards that Austrian companies should take into account when entering the South-east European market?
Landau: Without doubt, the necessary sensitivity required with regard to social questions is of decisive importance. The majority of the Balkan states are very young democracies and only a few years ago, the region was the scene of civil wars, which have left wounds that are still partially open. When I consider EVN's activities in South-eastern Europe, apart from the poverty among large sections of the population, minority issues play a major role. In this connection I am thinking of the Romany population in Bulgaria and the Albanian minority in north-west Macedonia. Consequently, along with their economic involvement, Austrian investors also assume an enormous social responsibility.
Hofer: This tallies precisely with our approach. In the countries where we are active, we also wish to contribute to the solution of problems within the framework of our social responsibility and possibilities. Discrimination against minorities must be totally avoided in the course of our supply assignment and the equal treatment of all customers is a central EVN objective. The problem that Mr. Landau mentioned with regard to Stolipinovo, the Romany quarter in Plovdiv, is in truth a European issue, which can only be solved by the EU in teamwork with the Republic of Bulgaria. Clear, legal regulations are required in this regard, particularly in relation to urban planning questions and we can already see intensive efforts aimed at eliminating this unjust situation on the part of the Bulgarian authorities together with European institutions. As far as EVN is concerned, we also wish to make a constructive contribution in this area.

EVN has been operating in Macedonia since 2006. How is the integration process progressing?
Hofer: Our number one priority in Macedonia is the improvement of the security of supply and a reduction in technical line losses. Moreover, in Macedonia we are faced by even greater problems regarding payment behaviour than was the case when we entered Bulgaria. At the beginning of the year, we ran a three-month campaign regarding the conclusion of instalment payment agreements for outstanding debts owed to our subsidiary, ESM, and this was met by a highly positive response among customers. As a result, a large percentage of the old receivables were paid and customers, who were not able to settle their debts



at once, received an opportunity to pay in instalments. EVN has also been able to assist over 8,000 customers in Austria with their financial problems through payment agreements.

Landau: This is a most important point, as despite the problems in South-eastern Europe, we must not lose sight of our Austrian homeland. An increasing number of families are being pushed towards the periphery of society due to price increases in many areas of life. Energy companies also bear a major social responsibility when dealing with cases of hardship. I find that EVN's flexibility in such situations is positive and I am also pleased by our support of the "Spark of Warmth" aid promotion, which has been jointly organised by Caritas and the "Kronenzeitung" newspaper. This provides many Austrians in need with extremely efficient help in winter.

In the environmental sector, EVN is actively involved in twelve other European countries and the building of wastewater treatment and waste incineration plants for major cities such as Moscow and Zagreb. How do you view this development?

Landau: Basically, I regard the export of top Austrian environmental technology as extremely positive. When domestic companies provide clean water and proper waste treatment in other parts of Europe, this definitely contributes to European integration. And naturally, I expect very high standards from companies such as EVN with regard to sustainability and the assumption of social responsibilities, which also extend to the environment.

Hofer: I strongly concur with these remarks. All over the world, local government is faced by the same infrastructural challenges, consisting of the safe and clean supply of energy and water, mastery of the waste disposal problem, and functional transport networks. We offer modern solutions for major issues relating to the quality of life in large areas of Europe.

In recent years, energy has become a commodity in short supply. Where is electricity to come from in future?

Landau: In my opinion, a careful approach towards nature and climate protection demands a complete rethink of both energy and development policy. In view of climate change, the world must close ranks and jointly create positive perspectives for the generations of tomorrow. As far as Austria is concerned, I believe that this means the increased use of national resources such as biomass, wind, solar energy and water. In line with the preservation of creation, I do not see nuclear power as an alternative in the battle to reduce CO_2 emissions. We have to adopt a reasonable attitude to energy and we cannot accept misuse as being given. I regard the conscious sacrifice of consumption in many areas as virtually a Christian obligation. After all, when we have two healthy legs not every short distance demands the use of a car.

Hofer: In recent years, we have done a great deal in this direction and intend to markedly step up these activities. Our strategy for the future carries the motto, "Using energy wisely!" And in other words, we are seeking to save energy wherever this is possible and intelligent and achieve energy efficiency in every area. We are doing all we can in this connection and support our customers with efforts aimed at using less energy for unchanged levels of comfort. EVN is proud to be a company that does not deliver electricity to Austrian consumers generated by nuclear power. Indeed, my aim is to anchor sustainability in every area of Group strategy to the advantage of our customers, employees, owners and the environment.

Integration of the subsidiaries in Bulgaria and Macedonia

Electricity sales in GWh


20,000
15,000
10,000
5,000
0
4,616
1,987[1]
7,229
7,255
6,426
6,172
2005/06
2006/07
Austria
Bulgaria
Macedonia

1) 3rd and 4th quarters 2005/06

During recent years, EVN has markedly expanded the radius of its activities. In January 2005, both the southern Bulgarian power suppliers, ERP Plovdiv (now EVN Bulgaria EP AD, responsible for network operations) and ERP Stara Zagora (now EVN Bulgaria EC AD, responsible for energy sales) and in April 2006, the Macedonian power supplier, ESM AD, were the object of majority takeovers. As at September 30, 2007, the Bulgarian companies had a combined workforce of 3,350 and EVN thus represents one of the largest employers in the country. Approximately 3,100 employees work for EVN in Macedonia, where some 720,000 customers are supplied throughout the total area of the country, which amounts to 25,700 km², with approximately 4,600 GWh of electricity annually. 1.5 million customers are served in Bulgaria, which means that in total, the EVN Group supplies over 3 million electricity consumers. Following the conclusion of a takeover agreement for the district heating supply company, TEZ Plovdiv, EVN will also enter this segment of the Bulgarian energy market and have roughly 40,000 district heating customers.

In addition to increased security of supply and improved customer services, the main priorities are the integration of new employees and the consolidation of company competitiveness. The following sections discuss the most important measures initiated to overcome these challenges.

Establishment of a common culture of responsibility and leadership

The development of a shared corporate culture, based on uniform Group principles is important as a means of bridging the differences created by linguistic and cultural diversity. Training at the EVN Bulgaria and EVN Macedonia Academies, internships, the exchange of experts and a variety of other measures are currently encouraging an integrative culture of responsibility and leadership. The "Always at your service" claim already implemented in Lower Austria represents the paramount aim in this regard. This applies to both customers and all EVN stakeholder groups.

To encourage trust among the workforce in Bulgaria and Macedonia, EVN operates an open communications policy. For example, a special emphasis is laid upon internal communications in the form of an employee journal and there is at least one bilingual expert in every department. Internal transfers were also needed in order to secure the optimum and most efficient use of the Bulgarian and Macedonian employees. All the central departments were concentrated in Plovdiv and Skopje and a programme for the encouragement of geographic flexibility and mobility was developed.

Transfer of employee protection and safety standards

In Bulgaria numerous measures have been taken for improvements regarding accident protection and heightened awareness with regard to safety matters. In an initial step, technical specifications were drawn up for protective working clothing. As a result, improved technology is already being used to safeguard the wearers of flame-retardant clothing and important personal protection items such as safety belts and helmets have been upgraded to the state of the art. The voltage testing devices for 20 kV systems have also been exchanged for equipment that matches EVN's high safety standards and not only have improved tools been purchased for the electro-fitters, but also special training has been organised. Safety officers from Austria held the first of these seminars with the help of the occupational medical service in Bulgaria. Renovations to company buildings have also been completed with an eye to improved safety levels, the checks and purchasing of portable fire extinguishers having been newly regulated and a concept developed for the introduction of electrical equipment locking systems that meets Austrian standards. In addition, employee care has been enhanced through an agreement with occupational medicine centres.

A personal protection equipment purchasing programme was also started for the enhancement of work safety among employees in Macedonia. Around 40% of this programme has been completed and a tendering process for new earthing and short circuit sets is being prepared with the aim of raising safety standards.



ESM AD hydropower plant at Matka, Macedonia



Substation tower in Stara Zagora, Bulgaria

During the period under review, a supply contract was signed with a supplier for the sourcing and checking of fire extinguishers. Moreover, an "Accident Reporting" directive was agreed, in order to improve prevention levels and first aid courses have been organised via the EVN Macedonia Academy.

The transfer of environmental standards

In order to establish EVN environmental standards, during the year under review internal environmental protection training courses commenced for Bulgarian and Macedonian employees under the guidance of Austrian experts. In addition, an external workshop was held in conjunction with the Bulgarian Environment Ministry, which focused on waste legislation, and a seminar took place on the topic of oil-related pollution. Furthermore, the past financial year saw the completion of the investigation of possibly contaminated sites with the result that no environmental hazards were identified. A similar process has also already begun in Macedonia. In both countries, PCB studies were completed and the inventory of electrical equipment containing oil demanded at ministerial level has already been carried out in Bulgaria and started in Macedonia. Furthermore, initial steps were taken in Bulgaria for the implementation of waste management in conformity with EU guidelines. In this connection, waste volume assessments were carried out at the locations, an internal waste management directive was prepared and employees were selected for the role of waste officers.

Improvements in employee qualifications

Extensive training and further training measures are intended to secure internal know-how transfer and to even out the differing standards of education and qualifications in the new EVN subsidiaries at a uniform high level. For this purpose, the EVN Macedonia Academy was launched in October 2007. This follows the example set by the EVN Bulgaria Academy, which has already been attended by more than 6,300 trainees since January 2006. In the initial phase, a training programme has been prepared for employees at company headquarters consisting of courses in English, German and computing. Employees from other organisational levels will then be gradually included in the training process and the range of courses enlarged. The introduction of management development programmes is planned for both Bulgaria and Macedonia in the coming financial year. The introduction of employee discussions is also being examined.


EVN
macedonia

Opening of the EVN Macedonia Academy in October 2007

Personnel reduction and social plan

In order to secure long-term business success in South-eastern Europe, it is essential that an ongoing increase in operational productivity be achieved. Nonetheless, EVN is making every effort to organise the related reduction in the workforce in the most social manner possible. As was previously the case in Bulgaria, during the year under review, a social plan was drawn up in Macedonia in conjunction with the company trades union. This plan lays down the guidelines for the scheduled staff cuts at the Macedonian company in detail. First and foremost, these cuts should take place via natural losses in the workforce and attractive redundancy models. In total, since the takeover, personnel numbers in Macedonia have been reduced by around 700. This figure includes persons on short-term contracts at the time of the acquisition.

Positive dialogue with the trades unions and Works Council delegates

In both Bulgaria and Macedonia, collective wage agreements were concluded in conjunction with the trades unions, which form a cornerstone of company personnel policy. Another step towards the integration of the South-eastern European subsidiaries was taken in mid-September 2007, with the signing of an agreement between the Group executive management and Works Council delegates from Bulgaria, Macedonia and Austria concerning the implementation of a European Works Council. Above all, this should serve as a platform for communications and understanding.

Group Conference 2007

The EVN Group Conference in June 2007 in Maria Enzersdorf represented a working meeting for all those employees involved in the management of the integration process within differing areas of the Group. At the same time this gathering was intended to symbolise the reorientation in EVN's corporate culture. Parallel to an intensive working programme and team-building tasks, the attendees were taken to Sankt Pölten for a musical excursion through Europe with the Niederösterreichische Tonkünstler. It is intended to repeat such working meetings in the coming years.


EVN
EVN

Implementation of the principles of sustainability

It is EVN's declared aim that the environmental and social standards applying in its Austrian domestic market should be extended to the international companies within the Group. As a result of ongoing and imminent projects, above all, the development of a sustainability-oriented investment policy represents a special challenge with regard to the redirection of the company. Among other issues, the current focal points of activities in Bulgaria and Macedonia involve the implementation of waste management systems, the inventory of electrical devices containing PCBs, the integration of environmental protection in the developing management system, and investments in grid updating in order to cut losses.

In mid-2007, ESM AD joined the UN Global Compact as a Macedonian company and is especially involved in issues relating to human rights, working standards, the environment and anti-corruption measures. The benefits of membership consist of the unlimited interaction and exchange of know-how, experience and support between various interest groups.

Temporary power cuts in Bulgaria

Prior to EVN's purchase of the two Bulgarian electricity supply companies, the district of Stolipinovo in the city of Plovdiv, which has a predominantly Romany population, had been subject to repeated power cuts between 8.00 a.m. and 7.00 p.m. due to unpaid electricity bills. The technical infrastructure did not permit a differentiation between paying customers and those in arrears. The number of official connections in Stolipinovo totalled 5,200, although as a result of illegal tapping, this figure was probably much higher.

EVN is well aware of the power cut problem and since the takeover has been working intensively on the modernisation of the electrical infrastructure in the critical Bulgarian supply areas. The exchange of some 5,500 existing meters and 700 meter panels commenced during the year under review. The new meters not only allow the correct, individual (remote) reading of the energy consumption figures, but also individual (remote) shut-downs in the case of unpaid accounts. In addition, all the customers with outstanding debts to EVN have the possibility of agreeing to instalment payments.

SUSTAINABILITY QUIZ

EXTERNAL HOUSE WALLS ARE RESPONSIBLE FOR THE MAJORITY OF HEAT LOSSES.

☐ True ☐ False

False! One-third of the heat loss passes through storey ceilings or roofs. Especially in the case of small budgets, ceiling and unheated loft insulation constitutes an energy-efficient measure.

Successful customer promotions in Macedonia and Bulgaria

At the beginning of 2007, every ESM AD invoice was supplemented by an energy saving leaflet, in order to raise awareness levels regarding the intelligent use of electricity. Moreover, in a promotion aimed at encouraging a sense of loyalty, a prize draw was organised for regular customers. The main winners received a trip to Vienna and low-energy lamps were also distributed as prizes, along with information concerning environmental protection and economic lamp use.

In September 2007, EVN launched an energy saving campaign with simple tips for easily realisable economies in Bulgaria. The campaign was supported by a series of posters, a TV and radio commercial and print advertising. This campaign was then continued on the homepage, leaflets and in the customer journal, "EVN Bulgaria Bulletin". www.evn.bg

First low-energy Customer Centre in Bulgaria

In summer 2007, planning commenced for the building of a new Customer Centre in the Bulgarian city of Primorsko. The design of the ground plan and the external appearance of the building correspond with EVN's corporate identity guidelines, but also take regional factors into account. An Austrian architect, working in close co-operation with Bulgarian planners, provided the basic concept for the new Customer Centre. The building is of low energy design and the aim is an average U-value (measurement of the heat permeability of parts of the building such as walls and ceilings) of 0.2W/m²K. This is the first time that EVN has implemented this low energy standard in an administrative building. In order to increase energy efficiency, ventilation in the inner rooms will employ a heat exchanger and solar collectors will be used for hot water preparation. A free cooling system (night ventilation via the windows and a separate de-aeration shaft) is to be utilised for the cooling of the storage mass. Special ceiling systems will be employed for the use of the cooler air obtained during the night.

Working process optimisation and material management

A number of material standardisation procedures were implemented in order to ensure the greatest possible uniformity of the materials used. In Bulgaria, around 25 differing cable cross-sections and types have been reduced to 13 subject to special EVN requirements. Moreover, as far as national regulations allowed, an internationally harmonised standards catalogue was taken into account in a new list of specifications. For example, in the case of power cables, a switch has been made from PVC sheathing to high-density polyethylene with the joint aim of reducing environmental impact and raising the security of operation and supply. Following the signing of general agreements, the handling of orders with construction and assembly companies has become more efficient and warehousing management has also been optimised. Fitters and engineers have received information in the form of technical manuals, which provide an insight into working methods and standardised materials. Furthermore, workshops with outdated equipment will be brought up to EU environmental standards and their production procedures optimised.

The EVN strategy

Equilibrium between company objectives

As an independent, listed energy and environmental services provider, on the basis of its activities in Lower Austria, EVN intends to establish and maintain a strong, long-term position in selected CEE markets. This superordinated objective leads to a number of equally important lines of approach. With regard to its customers, EVN defines itself as a reliable partner that supplies first class services at competitive prices. This claim to quality is made possible by committed employees, who are offered possibilities for advancement, fair remuneration and attractive working conditions. On the basis of this catalogue of values, EVN feels obliged to pursue a sustainability-oriented management policy and is convinced that the desired, continuous increase in corporate value can only be attained through the involvement of all stakeholder groups. With the support of active and transparent communications, such value added should be reflected by the price trend of the EVN share and in combination with an attractive dividend policy, facilitate the payment of appropriate returns on the capital invested by stockholders. During the year under review, the strategic plans and objectives for the period up to 2010 were defined in close co-ordination with the Advisory Board. In brief, the four cornerstones of this strategy, which are described in detail in the 2006/07 Annual Report on page 20ff consist of the following:

The four cornerstones of EVN strategy

Strengthening of bi-directional strategy

In order to constantly raise the level of operative diversification, parallel to its energy business, for a number of years EVN has been increasing its involvement in environment-related areas such as waste incineration, water supply and wastewater treatment. With projects in twelve countries, this segment provided 12.3% of total turnover in the 2006/07 financial year.

External and organic growth with a focus on Eastern and South-eastern Europe

Following the recent acquisitions in Bulgaria and Macedonia, the Executive Board is examining the possibilities for further expansion in Eastern and South-eastern Europe. For example, during the year under review, important preliminaries were completed with regard to tendering for three hydropower plants in Albania.

A transparent capital market policy with solid dividends

EVN intends to facilitate a fair assessment of the company by means of open, up-to-date and comprehensive communications. The total derived from the increase in the share price and dividends should represent appropriate returns on the capital invested by stockholders. As the result of a proposed dividend of EUR 1.50 and a rise in the share price of 8.3%, a total shareholder return of 10.0% can be calculated for the 2006/07 financial year, following 13.1% in 2005/06.

Sustainable company management

This Sustainability Report documents the efforts and objectives of this strategic line of approach. In summary, the greater use of renewable energy sources, reductions in emissions of all types and the consideration of differing stakeholder needs can be formulated as strategic targets.



"...using all genuine opportunities!"

Burkhard Hofer, Spokesman, EVN Executive Board
"In our business areas we wish to capture a leading market position in selected CEE markets and then retain it in the long-term. As far as the actual realisation of this objective is concerned, apart from the rapid integration of our new subsidiaries in Bulgaria and Macedonia, among other aspects this means maximum increases in the efficiency of our existing generation capacity, further expansion in the field of renewable energy use, the creation of additional power plant capacity, and the optimisation and enlargement of our electricity, gas, heat, water and telecommunication networks. As a second strategic cornerstone, in the environmental sector the completion of drinking water treatment, wastewater purification and waste incineration plants, is to be intensified. Moreover, we have to constantly modify our extensive energy consulting portfolio and comprehensive employee training and further training initiatives to match current developments."

Corporate governance and risk management

The members of the EVN Executive and Supervisory Boards are obliged to adhere to the principles of good corporate governance. The respective responsibilities of the Executive Board members are clearly defined by the distribution of assignments. However, should an issue affect several Executive Board areas, a decision is taken by the entire Board. In particular, the Supervisory Board monitors the activities of the Executive Board. In addition to legal statutes and especially stock market and capital law, the standards relating to employee participation at company level and the EVN AG articles of incorporation, the design framework for corporate governance is provided by the Austrian Corporate Governance Code, to which EVN submitted in full with effect from June 1, 2006. Further information concerning adherence to this set of rules is available from the 2006/07 Annual Report on page 14ff.

As an international supplier of energy and environmental services, EVN is subject to a whole series of business, operational, financial and result risks, not least due to the purchase of its companies in Macedonia and Bulgaria. EVN controls such risks through a multi-phase risk organisation and risk controlling system, the most important elements of which form uniform Group directives. EVN is thus in a position to actively influence risks, which simultaneously represent opportunities. The enlargement of the scope of project business in the environmental sector, extensive activities in the area of alternative energies and the general increase in the diversification of the activities portfolio have all had a positive effective on overall Group risk – bearing capacity. A detailed presentation of the individual risk categories and instruments can be found on page 54ff of the 2006/07 Annual Report.

"...we constantly involve all stakeholders..."



Herbert Pöttschacher, Member of the Executive Board
"In the course of our business activities, we come into daily contact with various stakeholder groups, ranging from customers, to EVN Group employees, suppliers, financial institutions, shareholders, the media, the general public and authorities. The involvement of all these groupings in our projects and partnerships and their provision with a constant flow of information concerning our plans and objectives is an expression of our social responsibility. We do not shy away from transparency and are convinced that long-term company success is possible not in isolation, but hand in hand with the aforementioned stakeholders."

From an environmental management to an integrated management system

In order to minimise environmental risks, 1996 saw the introduction by EVN of an environmental management system in line with EMAS and ISO 14001 at all its locations of significance with regard to environmental impact. Since then, virtually all of EVN's thermal power generation plants have received accreditation. A management system that seeks to fulfil the demands made by EMAS and ISO 14001 must dispose over a clear structural and procedural organisation and secure risk minimisation in the case of potentially hazardous working procedures by means of concrete process descriptions. The core of this orientation is formed by a continuous improvement process, which ensures that key indicators and environmental impact are established and analysed, strengths and weaknesses are identified and possible potential for improvement is pinpointed and utilised.

On the basis of the existing environmental management system, the requirements relating to environmental and work protection, legal issues and safety were combined to form a uniform system and all the related measures concentrated in a single structure.

The next step was formed by the expansion of the integrated management system with the sustainability dimension and integration into a unified managerial structure. The experience derived from environmental management provided a valuable basis for the preparations in this connection, initial synergies already being obtained during the simultaneous audit of the Sustainability Report and the environmental management system. Highlights from the EMAS environmental programme are also included among the CSR measures.

At present, a general management system is being created within the scope of the integration of the subsidiaries in Bulgaria and Macedonia. In addition to operative procedures, environmental and employee protection and sustainability have been included from the outset as an integral part of this process.

Positive environmental inspections at EVN's power stations

In line with a recommendation from the European Union, since 2007, environmental inspections have been carried out in Austria. The Dürnrohr, Theiss and Korneuburg power stations were examined by process technology, clean air technology and hydraulic structure experts with regard to environmental legal compliance and possible environmental risks due to emergencies or faults, as well as the related measures and organisational precautions aimed at avoiding or minimising environmental impact. Long-term EMAS


Corporate policy
Current situation analysis
Targets and measures
Realisation
Evaluation
Continuous improvement
Audit

Introduction of an integrated management system for the EVN district heating plants

The optimisation of the procedural organisation and the combination of the complete assignment documentation in all EVN district heating plants took place as part of the introduction of the integrated management system. This combines all the requirements derived from EMAS and ISO 14001 with the rules and processes of the existing management system.

Peter Layr, Member of the Executive Board
"Long before sustainability and Corporate Social Responsibility became established as concrete terms and a comprehensive concept, EVN had already oriented itself towards the idea of sustainable business development. Quite simply, because in its specific role as a supplier of public utilities, the company was well aware of its high level of responsibility for both people and the environment. As a provider of energy and environmental services, the protective use of natural resources is an integral part of our core business and this explains our sense of obligation regarding a balance between economic and ecological interests. The maximum possible use of environment-friendly hydro- and wind power, the generation of electricity and heat from biomass and the employment of cutting edge environmental and generation technologies constitute just some aspects of this approach. Our corporate objective is an increase in the share of renewable fuels in energy generation to 33% by 2010 and in the year under report, we again made progress towards this goal."



"...sustainability is already an EVN tradition..."



Participants at this year's EMAS meeting

and ISO 14001 accreditation, together with the efficient power station management system, made a major contribution to the positive result of these inspections.

This year's exchange of views regarding EMAS with the Austrian Ministry of the Environment and other EMAS accredited companies was dedicated to the topic of "Sustainability in EMAS companies", as well as current developments in the environmental protection statutes. EVN hosted this meeting in spring 2007.

R&D involvement

EVN sees investments in R&D as an essential element in its corporate success and therefore, has been involved in numerous projects over many years. Above all, EVN has been able to position itself both nationally and internationally as a qualified and committed contact partner in R&D questions relating to the topic of energy. In Austria, the company assumes a leading technological and economic role with regard to highly efficient, environmentally compatible power plants and is committed to the ecologically innovative and effective use of natural resources and a reduction in CO_2 emissions. Moreover, through the preparation of inventive solution strategies, EVN plays an active part in political decision-making processes concerning issues related to the sustainable development of the energy sector. In the period under review, EVN invested some EUR 900,000 in R&D projects, which were partly supported by grants.

Research initiatives and co-operations

Within the framework of the strategic umbrella project "Clean Energy Pathways 2020" launched by the Austrian Federal Ministry of Transport, Innovation and Technology, new natural and biogas-fuelled engines are being tested under practical conditions in the course of a 2-year research project relating to the use of cleaner fuels. For the first time, operations involving high mileage allow the monitoring of clean, low-emission drive systems from a sustainability perspective. The results of this research are scheduled for presentation at a symposium to be held in the autumn of 2008.

Low-emission engines using CNG


Erdgas
10

EVN is also involved in the Austrian Fenco Initiative (AFI), a working group that provides, administers and finances a research fund for fossil fuel energy programmes in the environment-friendly technology sector. The FENCO (Fossil Energy Coalition) was established in 2004 by Germany and the UK with the assistance of EVN in order to undertake an inventory and subsequent networking of national and European research programmes in the field of carbon-free emissions from fossil fuels. On the basis provided by FENCO, in 2005 the European Commission, European industrial companies, NGOs, scientists and environmental activists founded the European Technology Platform for Zero Emission Fossil Fuel Power Plants. EVN is also acting as the chair of the Executive Committees of the IEA-Clean Coal Center and has initiated Austria's accession to IEA greenhouse gas R&D.

During the year under review, EVN signed a co-operative research agreement on the topic of "CO_2 removal and utilisation" for the testing of brown and hard coal firing in an Oxyfuel test bed. The project is a joint venture with Vattenfall Europe Generation, one of the leading proponents of Oxyfuel technology, and the Cottbus University of Technology. The aim is the completion of exhaustive testing of plant components and the combustion and emission behaviour of brown and hard coal in the Oxyfuel test bed at the Jänschwalde power station. Parallel to this undertaking, corresponding tests for the examination and verification of the effects of differing CO_2 reduction technologies are being undertaken in the EVN unit at the Dürnrohr power station.

In addition, along with nine other European energy supply companies, EVN is taking part in a pre-engineering study aimed at establishing solid technical and economic decision-making principles for power stations using 700 °C live steam. The project links up directly with the COMTES700 pilot plant, which was built with the financial support of the European Commission. This plant is the first in the world to be designed for the production of 700 °C live steam and has been operating successfully at Scholven/Gelsenkirchen in Germany since July 2005. Up to the end of February 2006, some 4,000 operational hours had been completed.

EVN is also participating in a CO_2 research initiative with J-Power, Japan, within the scope of the periodic Technical Information Exchange.

SUSTAINABILITY QUIZ

A DISHWASHER USES LESS WATER AND ENERGY THAN WASHING UP BY HAND.

☐ True ☐ False

True! If the dishwasher is designed to be energy-efficient. The energy label and product data provide information concerning energy efficiency, cleaning effectiveness and the drying capacity of the appliance.

Services portfolio and current projects

Electricity price structure[1)]


27%
40%
33%

- Energy costs 40% (EUR 248.6)
- Network costs 33% (EUR 211.1)
- Taxes and charges 27% (EUR 172.9)

1) Assumption: household with annual consumption of 3,500 kWh, including "FreiTag", the EVN energy bonus, with which retail customers can receive energy free of charge for up to one month per year.

EVN electricity generation 2006/07 by primary energy sources


5.2%
20.4%
31.0%
6.8%
2.0%
2.6%
32.0%

- Hydropower[1)] 20.4%
- Wind power 6.8%
- Biomass 2.0%
- Other renewable energies 2.6%
- Coal 32.0%
- Natural gas 31.0%
- Other (waste incineration) 5.2%

1) Including electricity generation in Macedonia

Energy Segment – electricity, gas and heat

In line with the company's long-term diversification strategy, EVN business activities are divided into the energy and environment operative segments. In the Energy Segment, apart from the South East Europe Business Unit, a differentiation is made along the value added chain between the Generation, Networks and Energy Procurement and Supply Business Units. The products, electricity, gas and heat, are allotted to the individual value added phases. In addition to the full coverage supply of Lower Austria, since January 2005, some 1.5 million electricity customers in Bulgaria have been served. In April 2006, they were joined by around 720,000 customers in Macedonia and these activities are now combined in the South East Europe Business Unit. To date, the supply of heat was limited to the Lower Austrian domestic market, however with the takeover of the second largest heating plant in Bulgaria, TEZ Plovdiv, an internationalisation process will also be initiated in this area.

Lower Austria is the location for all EVN electricity trading, i.e. both the marketing of in-company generated power and the sourcing of the quantities required for the supply of customers, which is carried out by e&t Energiehandelsgesellschaft mbH, the joint trading and sourcing subsidiary of the EnergieAllianz partners. However, Lower Austrian customers continue to be provided with ongoing support and advice by the 26 EVN Customer Centres. In the case of extreme weather conditions, e.g. flooding and storms, the employees at these service units also ensure the fastest possible restoration of the power supply.

EVN energy generation capacity

In its own power plants, EVN disposes over generating capacity of around 1,700 MW of **electricity**. In addition to the three thermal power stations in Dürnrohr (coal/gas), Theiss (gas/oil) and Korneuburg (gas), the eco-power subsidiary evn naturkraft Erzeugungs- und Verteilungs GmbH operates five storage and 63 run of river hydropower plants, as well as 63 wind power units in seven wind farms. In addition to its own power stations, EVN also has electricity sourcing rights for the Melk, Greifenstein and Freudenau power stations on the Danube. ESM AD has eleven hydropower plants with a capacity of 39.5 MW in Macedonia, of which seven are currently leased.

EVN power plants – electricity generation capacity[1)]	in MW
Thermal power[2)]	1,382
Hydropower[3)]	226
Wind power	116
Biomass	10
Total	**1,734**

1) As at September 30, 2007
2) Including cogeneration and combined cycle heat and power plants
3) Including sourcing rights at the Danube power stations in Austria and small-scale hydropower plants in Macedonia

Heat is obtained from EVN's own district, local heating and cogeneration plants. These plants are operated with natural, bio- and liquid gas, as well as biomass. Cogeneration plants operate according to the combined power and heat principle, which allows the use of the waste heat produced during electricity generation. In addition heat is bled from EVN's thermal power stations. In order to prevent or limit CO_2 emissions, since 1993 renewable biomass, which offers overall CO_2-neutrality, has been used to an increasing extent as a fuel for heat generation. Indeed, two-thirds of the municipal district heating supplied by

EVN already derives from solid biomass (e.g. forestry chippings, sawmill waste wood). The remaining third is comprised by natural, bio- and liquid gas, as well as waste heat from coal and refuse.

In the **gas area,** it is planned that increasing amounts of biogas will be utilised as a fuel. Following suitable treatment this gas can be employed in the same manner as natural gas and also offers the additional advantage of being neutral with regard to CO_2 emissions and independence from imports due to the numerous, domestic sources available. For these reasons, EVN is participating in the "Biogas treatment and network integration" project in Bruck/Leitha as one of the main partners. The existing biogas plant in Bruck/Leitha has been enlarged to include a treatment module, in order to guarantee the quality required for feeding into the gas network. In the course of this treatment process, around $100m^3/h$ of bio-methane are obtained from $180m^3/h$ biogas and then subsequently fed into the public gas network. This volume corresponds with the heating energy requirements of around 1,000 residential units.

Moreover, in order to promote the increased use of gas-fuelled vehicles, EVN is seeking to raise the number of public filling stations (CNG stations) in Lower Austria's urban areas such as Sankt Pölten, Krems, Amstetten and Wiener Neustadt (please see page 36). The company is also using natural gas as an alternative fuel for its vehicle fleet.

Gas price structure[1)]


22%
51%
27%

Energy costs 51% (EUR 569.6)
Taxes and charges 27% (EUR 307.3)
Network costs 22% (EUR 253.9)

1) Assumption: household with annual consumption of 20,000 kWh, including "FreiTag", the EVN energy bonus, with which retail customers can receive energy free of charge for up to one month per year.

evn naturkraft in brief

Within the EVN Group, evn naturkraft, a fully owned EVN AG subsidiary, is responsible for sustainable electricity generation on the basis of hydro- and wind power. With total output of 222 MW, the company is already able to supply some 146,000 households with environment-friendly power from these sources. It operates 68 hydropower plants of which sixty are located in Lower Austria and eight in Styria and can thus cover the needs of around 76,000 households. In addition, evn naturkraft has a one-third interest in the Nußdorf power station in Vienna and in order to enlarge its generation capacity, the company undertakes ongoing new construction and modernisation measures. Existing small-scale hydropower plants are refurbished and historical locations are given a new and worthwhile lease of life.

Wind power is the second important cornerstone in evn naturkraft's electricity generation capacity. With 63 wind power units in seven wind farms, evn naturkraft can generate 240 GWh of eco-power for 70,000 households annually and is thus one of the largest producers of wind power in Austria. From an environmental perspective wind and hydropower offer massive advantages as generation is pollutant-free and also protects limited reserves of raw materials. However, the more difficult conditions created by an amendment to the Austrian Eco-Electricity Act during the year under report, have seriously affected the viability of future wind power plant projects.

At present, evn naturkraft is examining the possibilities of expanding the use of wind and hydropower in Bulgaria, Macedonia and Romania.


63 wind power units generate eco-power for 70,000 households

One of Europe's largest district heat accumulators


EVN
Fernwärmespeicher Theiß

Theiss district heating storage plant

The waste heat produced at the Theiss power station is supplied directly to the Krems area by means of a 12km-pipeline. As a result, over 5,000 homes are provided with district heating and approximately 4,000t of CO_2 emissions are prevented annually. However, due to the fact that the power station does not operate on a 24-7 basis, gas has to be employed in the district heating system for bridging purposes. In order to close this production gap, heat is stored in a converted heavy oil tank on the power station site. This 30m-high tank, which has a diameter of just over 50 m, contains 50,000 m^3 or 2,000 tanker loads of water and is thus one of Europe's largest heat storage installations.

The tank's heat storage capacity amounts to 2 million kWh, whereby a single filling is sufficient to cover the annual heating requirements of 300 households.

Fine dust

The systematic use of renewable energy sources forms a cornerstone of Austria climate strategy. However, although as compared to the burning of fossil fuels, biomass is CO_2-neutral, it does create fine dust emissions. According to calculations from the Federal Office of the Environment, in 2005 some 21.5% of total Austrian dust emissions derived from household fires and around 2.5% of fine dust emanated from energy generation. Especially in urban areas and during the winter months, under certain weather conditions, the statutory limits are regularly exceeded. The Immission Protection Act stipulates a daily mean value of 50µg/m^3 fine dust and a yearly mean value limit of 40µg/m^3.

Heat from biomass

EVN operates 43 heating plants with biomass, and with yearly consumption of around one million piled cubic metres, is Austria's largest producer of heat from this energy source. In order to provide a constant supply of biomass, close and successful co-operation is maintained with the regional agricultural and forestry sectors. The conversion of plants to this fuel is continuing, thereby facilitating a gradual reduction in CO_2 emissions. At the beginning of 2007, work started on the realisation of another important project, involving one of Austria's largest biomass-fired district heating plants. In a phased development, the Climate Alliance districts of Ternitz, Neunkirchen and Wimpassing are to be supplied with natural heat, Ternitz, from the autumn of 2007, Wimpassing and parts of Neunkirchen, in autumn 2008 and the remaining areas of Neunkirchen, in autumn 2009. Over 60,000 piled cubic metres of biomass in the form of wood chips and bark derived from the region will supply a total of 4,500 households with natural heat and thus prevent 14,000t of CO_2 emissions annually. The district heating network will extend over a distance of some 20km and total investment will amount to EUR 16.4m.

Dust emissions from EVN's biomass-fired heating plants

EVN's heating plants are fitted with modern cyclone, electric and fabric dust filters, which enable the mandatory limits to be considerably undercut. Over two-thirds of the power plants examined show dust emissions that amount to less than 50% of the permitted limit and over half of the plants even produce less than 25% of the maximum emissions allowed. The emission levels and filter systems at EVN's heating plants are the object of ongoing surveillance.

A comparative study[1] showed that the dust emissions from EVN's heating plants only amount to half or one-third of those derived form domestic heating units using biomass. Moreover, although the NO_x values only differ slightly, the emissions of unburned hydrocarbons and carbon monoxide from district heating plants are several times lower. Accordingly, district heating generated from biomass not only makes a significant contribution to climate protection, but also assists greatly in maintaining and improving the quality of the air.

1) Result of the Wieselburger Study 2005 and mean values from the 2006 Emissions Statement of the EVN heating plants.

Increased energy efficiency

In order to ensure that energy use is as efficient as possible, any gaps in the energy cycle must be closed and multiple use thus guaranteed. For example, the waste heat emanating from electricity generation in power stations can be employed for heating purposes in neighbouring industrial companies or homes. This approach raises markedly the degree of efficiency of the energy used and EVN can point to a number of successful projects in this regard:

- The waste heat created by the Dürnrohr power station is transported to the Sankt Pölten urban area by means of a pipeline, in order to replace the generation of heat using fossil fuels to the largest possible extent (please see on page 43).
- Due to the use of waste heat from an adjacent biogas plant, over 1,000 MWh of primary fuel can be saved at the Mank district heating plant.

Refurbishing of the Kollmitzgraben hydropower plant

During the year under review, the historic Kollmitzgraben an der Thaya power plant, which was built in 1922, was refurbished in such a way that it now corresponds with the strictest ecological requirements. A fish ladder has been installed and the remaining waterway was regulated. In order to compensate for the generation loss derived from the increase in residual water outflow, the existing Francis turbine was replaced with a new Kaplan turbine with submerged generator and output was raised from 160 kW to 260 kW. Annual production thus increased from 0.6 GWh to 1.1 GWh enabling the supply of over 300 homes with electricity and CO_2 savings of 918t.

Fish ladders at the refurbished Kollmitzgraben power plant



CNG and biogas

Compressed natural gas (CNG) fuelled engines cause extremely low environmental impact and practically no fine dust. In addition, as compared to petrol engines, they reduce the volume of greenhouse gas emissions by some 25%. With the help of innovative technical processes, biogas can be so upgraded that it offers the same technical and ecological characteristics as natural gas. The main components in biogas are methane and carbon dioxide, which are created during the oxygen-free degradation of organic matter.

Environment-friendly mobility

The use of bio- and natural gas as a vehicle fuel leads to a sizeable reduction in greenhouse gases, fine dust and other pollutants and represents an active contribution to climate protection. Over seven million natural gas-fuelled vehicles are in operation, of which 1,500 are to be found in Austria. EU transport policy has set a target of a 10% increase in the share of gas-fuelled vehicles in total fuel consumption by the year 2020. In Austria alone, the number of gas-powered vehicles should rise to 50,000 by 2010.

In order to achieve these ambitious targets, domestic energy and industrial companies have teamed up with university institutes to work on the biogas issue and apart from EVN, OMV and Wien Energie Gasnetz, the Vienna University of Life Sciences, the Vienna University of Technology, the Energiepark and Biogas Plant Bruck/Leitha, the process technology specialist Axiom and the drive developers AVL and LuPower, are all involved. The results of these efforts are being collated at the Energiepark Bruck/Leitha, where the complete value added chain is being processed and optimised, from raw material production, to the upgrading of biogas and its use as a fuel. The aim is to prove that the upgrading of large volumes of biogas is both technically possible and economically viable.

A newly developed method involving membrane technology has been developed for the preparation of around 800,000 m³ of clean biogas, which enables the achievement of high levels of purity.

This capacity is sufficient to supply half the consumption of all the natural gas-fuelled vehicles in Austria and sales are planned to take place via public filling stations under the designation "Bio CNG".

Upgraded biogas at the Bruck/Leitha Energy Park


OMV

By the end of 2008, the town of Sankt Pölten will switch all of its 23 urban buses to environment-friendly CNG technology and for this purpose EVN built a CNG filling station in conjunction with ÖBB-Postbus GmbH.



Stadt Haag town square before and after work by the EVN Lighting Service

Consulting and service competence

Out of a sense of awareness of just how sensitive and life-determining its products are for its customers, EVN attaches the greatest importance to reliability, service and consulting. "EVN - always at your service" is not only a company advertising slogan, but is also reflected by services such as the 24-hour "All Safe!" emergency repair service, which is organised via Lower Austria's 26 regional Customer Centres. For retail customers the services portfolio extends from general energy consulting, gas safety controls, leak tightness measurements, or thermographic analyses for the increased energy efficiency of buildings, to favourable financing packages for energy-related purchases. The range on offer to corporate customers is also tailor-made and includes a lighting and transformer service, reactive current compensation, connection technology and cathodic corrosion protection. In addition to energy and drinking water supplies, the selection of products and services available for local authorities also encompasses waste incineration, a lighting service for roads, sporting and other facilities, as well as the preparation of comprehensive energy reports and flood danger maps. Selected highly specialised business areas are presented in the subsequent sections.

Reduced costs through reactive current compensation

As a service especially designed for corporate customers, for a number of years EVN has offered the installation of reactive current compensation systems and over 50 such installations have already been designed and completed. Reactive current is the part of voltage that cannot be used, but nonetheless still requires line and plant capacity. This causes considerable unproductive costs, although these are preventable through the installation of reactive current compensation systems, which also increase the safety of network operations and reduce the risk of faults. The EVN range of services extends from consulting, planning, installation and financing solutions, to ongoing plant maintenance. In line with an individual analysis, the EVN advisors present the customer with concrete savings potential, through which rapid payback on the investment is generally achieved. Care is also taken that the technical design of the plant ensures that there are no effects on the network.

SUSTAINABILITY QUIZ

THE ELECTRICITY COSTS FOR FRIDGES AND FREEZERS ARE CONSTANT.

☐ True ☐ False

False! The formation of ice in the appliances prevents refrigeration. 1 cm of ice causes an increase in electricity costs of up to 75%. Regular defrosting is a great help.

Cathodic corrosion protection

V&C GmbH, which has been an EVN Group company since 1996, is a recognised cathodic protection specialist. In both Austria and other countries complete packages are supplied for the corrosion protection of pipelines and containers such as tanks and reinforced concrete structures. These packages extend from project planning and construction supervision to completion and installation, trading with and the ongoing or periodic control of corrosion protection systems. In the "Austria's Leading Companies" competition, V&C was ranked second in the "Lower Austria's most dynamic companies" category.

The heat imaging camera makes potential plant defect sources visible



Thermography for buildings and industrial plants

In many cases machines and plants are subject to extreme loads, which can also have an effect on their electrical connections. If these problems are not identified in time, they can result in overheating, short circuits and in a worst case scenario, in a complete plant standstill. However, using heat imaging cameras, potential defects can be made visible and corrected before any damage is done. The procedure is entirely contact-free and the camera can be used even when the plant is in operation. Moreover, retail customers can also be helped by this method, which shows weak points in building insulation, in order to help initiate countermeasures aimed at reducing energy consumption.

From 2008, a new EU directive prescribes the provision of an extended energy certificate as part of applications for building permission. Detailed information concerning heating and hot water preparation must be presented, while ventilation and lighting data must be submitted for non-residential objects. With 1,600 energy certificates and several hundred thermographic studies per year, EVN is the largest supplier of such energy services in Lower Austria.

Geodata, floodwater surveys and three-dimensional visualisation

Since its foundation in 1991, the EVN subsidiary, grafotech Beratungs- und Planungsgesellschaft mbH, has been involved with the collation, examination and preparation of data for geographic information systems (GIS). Traditional business involving land surveys and line documentation is being systematically expanded with innovative projects. grafotech's floodwater studies provide a valuable basis for a diversity of planning measures, while another focal point is the modelling and visualisation of landscape and urban models as a multifunctional instrument for various tasks such as administration and planning, citizens' information services, tourism management, forestry management, environmental protection and crisis management (e.g. flooding), etc.

The EVN subsidiary grafotech facilitates the useful visualisation and surveying of surfaces and objects



Environment Segment – water, wastewater, waste incineration

Apart from the regional supply of drinking water in Lower Austria (EVN Wasser Wasser GmbH), the **Water** and **Wastewater** Business Areas incorporate the international drinking and wastewater treatment project business handled by WTE Wassertechnik GmbH in CEE markets. WTE plans, builds, finances and operates municipal and industrial water and wastewater installations and has established itself as partner to cities, local government and industry. It has already completed over 75 water and wastewater plants for around 10 million people (e.g. a major project in Moscow for one million people (please see page 49). During the year under review, the last of four biological cleaning stages in the Zagreb municipal wastewater treatment plant was put into operation, along with a sludge line for the extraction of biogas for two unit heating plants. Official start-up took place in October 2007. In Moscow, the groundbreaking ceremony for the building of a new unit heating plant adjacent to the Kuryanovo wastewater treatment plant is soon to take place. In line with the "waste to energy" principle, this new plant will generate electricity from the biogas produced in the municipal wastewater plant. Other major projects, including plants in Cyprus and Lithuania are already well into the construction phase.

Construction of the Dellach wastewater plant in the Drau Valley



Modernisation and enlargement of the Zistersdorf wastewater treatment plant

Large-scale wastewater treatment plant for Istanbul

At the end of the 2006/07 financial year, construction work was about to commence on a large-scale wastewater treatment plant in Turkey. In co-operation with two Turkish construction companies, via the subsidiary WTE, EVN is to complete the Ataköy plant on a turnkey basis and then assume its operational management for a period of five years. The project encompasses wastewater treatment including carbon degradation, nitrogen and phosphorus removal and downstream sludge digestion. The sewage gas emanating from the plant will be used in a unit power plant for energy generation. The plant will treat the wastewater from around two million inhabitants.

Clean (waste) water in the Drautal

WTE is building two wastewater plants at Steinfeld and Dellach in the Drau Valley. The Steinfeld plant will clean the wastewater from the districts of Steinfeld and Greifenburg and part of that from the district of Weißensee (capacity: 13,300 p.e.). The plant in Dellach is to handle the wastewater from the districts of Dellach and Berg (capacity: 7,800 p.e.) and in addition, will serve as the central control point for the Obere Drautal maintenance organisation. The type of plant being used allows the removal of over 95% of the organic content of the wastewaster and thus permits the safe discharge of the cleaned wastewater into the River Drau.

Central wastewater plant for Zistersdorf

WTE has upgraded the entire wastewater treatment system of the municipality of Zistersdorf and its nine cadastral districts. The sewerage piping and house connections were enlarged and the capacity of the existing plant doubled. In total, 1,600 new household connections were installed. The wastewater treatment plant had to remain in operation during the phased modernisation of the sewer network. In addition to the planning, construction and financing of the new system, WTE has also assumed the operative management of the treatment plant for 25 years.





Waste incineration plant with a capacity of 360,000t/y in Moscow

The **Waste Management** Business Area incorporates waste incineration, which apart from fossil fuel savings in relation to power and heat generation, focuses on the ecological treatment of waste in all working phases. In addition to its own AVN Abfallverwertung Niederösterreich GmbH waste incineration plant at Dürnrohr in Lower Austria, EVN has also been able to successfully position itself in international project business, whereby its portfolio extends from planning, financing and plant construction to operational management.

Waste incineration plant in Moscow

EVN has updated and enlarged the largest of Moscow's three waste incineration plants, the MSZ3, which lies in the southern part of the city. Ecological factors were carefully considered and the latest technology installed, with the result that the energy derived from waste incineration is employed for the supply of power and heat to 40,000 households. The handover to the operating company has already taken place.

Detailed information concerning EVN products and services and classified according to customer groups can be found under www.evn.at.

Energy efficiency at Zwentendorf/ Dürnrohr

The Zwentendorf/Dürnrohr waste incineration plant not only represents the largest of its type in Austria, but also employs a globally unique concept. The energy derived from the environmentally compatible treatment of the waste is used for power and district heat generation in the neighbouring Dürnrohr power station. To date, this energy network system "waste to energy" has generated 600 million kWh of electricity.

The EVN energy concept for the central zone of Lower Austria

EVN is fully aware of its responsibilities in the Lower Austrian supply area and during the coming years is to implement an extensive energy concept, which will not only enhance the security of supply, but also secure a bridgehead between ecological and economic targets. The starting-point for this undertaking is formed by the EVN power station location in Dürnrohr, where the completion of a third waste treatment line in 2009 will increase total incineration capacity from 300,000 t/y to 500,000 t/y. Energy released during the current incineration process is already being employed for power and heat generation, but parallel to plant enlargement a roughly 31 km-long district heating pipeline to Sankt Pölten is being built, which will be ready for the 2009/10 heating season. This new system is being completed in co-operation with the Stadtwerke Sankt Pölten and will supply around two-thirds of the town's heat customers with district heating from Dürnrohr.

In line with company strategy, the share of renewable fuels in heat and power production is to be increased to 33% by 2010 and to this end new generation approaches are to be tested in Dürnrohr. A biomass-fired test pyrolysis plant is to be built in which biogas is to be extracted from field biomass using a new industrial process, which is unique in Europe. Biogas could serve as a replacement fuel in the power station and allow a further diversification of the fuels employed. However, EVN's consciousness levels with regard to sustainability go far further than the mere consideration of fuel use and also include upstream processes such as the eco-friendly supply of the raw materials to be utilised.

The investment costs of the aforementioned projects amount to over EUR 200m. And through the realisation of this energy concept, EVN will not only secure the long-term supply of power and heat to the central zone of Lower Austria and diversify the structure of the fuels employed, but also make a valuable contribution to reductions in CO_2 emissions.

Third waste incineration line

On October 1, 2007, the cornerstone for Line 3 at the Dürnrohr / Zwentendorf plant was ceremoniously laid by the governor of Lower Austria, Erwin Pröll, and the spokesman of the EVN Executive Board, Burkhard Hofer. Since the commissioning of the first two incineration lines, AVN has already handled 1,370,000 t of waste. The process steam generated during incineration is conducted to the neighbouring power station via a pipeline and then used instead of fossil fuel for the production of power and heat. Every year, EVN produces electricity for over 100,000 Lower Austrian households utilising the energy obtained from the waste. With the completion of Line 3 in 2009, the total incineration capacity of the plant will be raised from 300,000 t/y to 500,000 t/y.

Test plant for biomass-fired pyrolysis

The possibilities offered by biogas as an alternative fuel for power station operation are to be examined in Dürnrohr through the construction of a test plant, which is due to become operational at the beginning of 2008. In an upstream unit, biogas is to be extracted from cereal and maize straw and lucerne (pulses). The nucleus of the pilot plant will be formed by a degasser in which the biomass will be heated under vacuum to approximately 450 – 650 °C (pyrolysis). The biogas obtained in this manner can be used in the power station boiler and depending on its content, the resulting pyrolysis coke can either be employed as an agricultural fertilizer, or as fuel for a thermal plant. Should testing prove successful, a pilot plant will be built that will offer around one-third of the capacity of a full-scale operation. In the case of the latter, some 190,000t of biomass would be used annually and roughly 100,000 households could be supplied with environment-friendly eco-electricity.

District heating for Sankt Pölten

Beginning with the heating season 2009/10, EVN will supply two-thirds of the heat requirement of the Lower Austrian capital of Sankt Pölten from its power station complex in Dürnrohr/Zwentendorf. From this date onwards, around 200 GWh of heat per year will be delivered to customers in Sankt Pölten via a 31km-long district heating pipeline. The heat will derive from three sources, comprising the waste incineration plant, the Dürnrohr power station itself and the planned biomass plant. Alone the use of the waste heat from these plants will save around 21 million tons of natural gas per year and over 40,000 t/y of CO_2 emissions in Sankt Pölten. In order to realise this project, the town of Sankt Pölten spun off its district heating activities from the Sankt Pöltener Stadtwerke to form a separate company in which EVN will hold a 49% interest. The specially insulated heat pipeline will run from Dürnrohr/Zwentendorf to Sankt Pölten via the Perschling Valley Canal and the Traisen Valley. It will have a diameter of 450 mm and be Austria's longest district heating pipeline. The line is to be completed during the coming 18 months at an investment cost of around EUR 35m.

Conveyor belt system

In order to transfer part of the transport volume from the roads to the environmentally friendlier waterways, a roughly 4 km-long, encapsulated surface conveyor system is to be built from the Danube to the Dürnrohr plant. This will result in a marked reduction in emission impact on the surrounding districts. Moreover, a survey is being completed in order to establish the extent to which the use of rail transport can be augmented.



The Dürnrohr complex, with a waste incineration plant with a current capacity of 300,000t and a 350 MW thermal power station.

Sustainable protection of the landscape, flora and fauna

Examples of nature protection measures

- Careful clearance in the Wienerwald forest and subsequent reforestation.
- Ploughing as an alternative excavation method.
- The creation of ecological compensation areas during the construction of new lines.
- Active protection of species and the landscape during the construction of overland lines and wind power plants (in close co-operation with the affected districts).

Careful planning and organisation of construction activities

During all its activities, but first and foremost in its choice of plant locations, EVN attaches special importance to the protection of the natural habitats of fauna and flora. The planning of construction work is carried out with as much prudence as the completion itself. Accordingly, Natura 2000 and nature conservation areas are given special consideration during the planning of lines with voltages of 110 kV and above all the selection of sites for new power substations.

In general, the completion of new supply lines only involves the temporary disturbance of the natural world, but nonetheless, EVN makes every effort during the realisation phase to keep any interference in the landscape to a minimum. Moreover, Lower Austrian nature conservation statutes require prior approval by the nature conservation authority before any 20 kV line construction work commences outside of urban areas.

During applications for permission to build plants, EVN takes the concerns of neighbours into account at a very early stage, in order to account for them in the best possible manner. For example, prior to the completion of the 380kV line Etzersdorf-Theiss project, which involves the construction of a 16.7 km line (the technical necessity for which has been confirmed by experts), the effects on the environment, humans and animals were quickly clarified and from a selection of routes, the configuration best suited to the various interests involved was selected. However, objections during the official approval process by the governmental authorities cannot be entirely excluded, although conflicts going beyond procedural law complaints are unknown.

Ecological bedding of hydropower plants

In the course of project planning for new hydropower plants, or the refurbishing of existing capacity, external experts are commissioned with the examination of the ecological effects and surveys are completed by the authorities both before and after the beginning of the project. Extensive expertises are obtained with regard to both landscape and nature conservation, as well as the determination of residual water outflows on the basis of biotic and abiotic factors. In addition, planting zones are created, which are suited to the site and great attention is paid to other issues such as the handling of flotsam and jetsam and the possible effects on ground water.

European Water Directive

With the approval in 2000 of the European Water Directive, a framework was created for a co-ordinated water policy throughout the EU, which is targeted on sustainable and environmentally compatible water use. During the planning of new hydropower plants and the refurbishing of existing capacity, evn naturkraft automatically considers ecological factors. An open dialogue is conducted with pressure group representatives, the authorities and scientists.

In the case of existing capacity, the EU Directive can result in generation losses and according to a study by the Lower Austrian government from 2004, in Lower Austria's hydropower plants, these losses can be estimated as amounting to approx. 16.5%. evn naturkraft, which operates 83% of these power plants, has calculated that average generation losses will be as high as 20%. Therefore, the company is seeking to compensate for these losses by raising the output of its plants through technical improvements.

New flood forecasting system for the River Kamp

As an indication of a sense of responsibility with regard to the environment, human and natural life, EVN and the Lower Austrian government commissioned the Central Office of Meteorology and Geodynamics and the Vienna University of Technology with the development of a flood forecasting system for the River Kamp. The system, which is operated by the Lower Austrian government, can be used by the authorities within the scope of civil defence measures for the information, pre-warning and warning of the public of the danger of flooding, and by EVN as a means of support during the optimisation of stored capacity in the case of high water. The aim is to employ storage basins to maximum effect in the reduction of peak surges.

The positive contribution of evn naturkraft's hydropower dams was again demonstrated during the last high water situation in Austria during September 2007. Following prolonged periods of drought in the spring and summer of 2007 and the resulting increase in the retention capacity of the reservoirs on the River Kamp, flooding was entirely avoided along the entire length of the river.

Cautious wind farm planning

During the realisation of new wind parks the implications for the surrounding area are analysed by both external experts and the authorities. The most important expertises and stipulations drawn up in this connection incorporate nature and landscape conservation aspects, as well as the ornithological consequences. The rotor shadows cast by such farms are also analysed to make certain that the effects on residential areas are minimised and a shadow belt is established with the involvement of the affected population. Special paints and lighting are employed to secure aeronautical safety and sensors are employed to warn of the danger of ice formation on the blades. Such alarms lead to the automatic shutdown of the wind farm.

Power plants as a natural habitat

In addition to active landscape and species conservation, habitat surveys have shown that numerous EVN plants and locations serve as valuable retreats for both fauna and flora. Due to the protection offered by fencing, biotopes are created in which nature can recover lost ground. A classic example of this fact is provided by the Dürnrohr power station complex, where hares, insects and other creatures flourish on a 120 ha site.



EVN contributions to regional quality of life

"EVN – always at your service" is not a mere advertising slogan, but rather a statement concerning the company's understanding of its role as a reliable partner within its supply region. With all its products and services, plants, co-operations and other activities, EVN aims to contribute to the quality of life of the population of the region and its development, as well as to environmental protection and nature conservation. Seven core areas of quality of life have been defined:

– Households
– Education
– Work
– Consumers
– Nutrition
– Leisure
– Mobility & Infrastructure

Households

EVN is well aware of the significance of the problem-free supply of its customers with energy and environmental services and therefore makes every effort to prevent failures of any type.

Security of supply

EVN sees the securing of the full coverage supply of its energy and environmental services range as its most important priority and obligation. In Lower Austria, connection wishes are fulfilled in agreement with the customers with the result that with the exception of individual, extremely isolated buildings, the entire population can be supplied with electricity. In addition to electrification projects in urban areas, special construction work is undertaken for the connection to the power supply of remote and mountainous areas such as the Schneeberg. During such projects efforts are made to ensure that water, wastewater, telephone and power lines are installed simultaneously, in order to reduce the related costs to a minimum.

Security of supply in Austria

In international comparisons, Austria numbers among the countries with the lowest levels of interruptions to the power supply. The security and quality of supply in Austria is constantly monitored and evaluated by E-Control GmbH. Power cuts can be traced primarily to the effects of weather conditions. This was the case in January 2007, when the storm "Kyrill" resulted in a temporary interruption in the power supply to 20,000 households. EVN dispatched over 500 fitters to the affected area, in order to restore supplies as quickly as possible. In the interim period, emergency generation capacity was used in some areas.

At the beginning of November 2006, voltage fluctuations emanating from Germany led to power cuts in sizeable parts of Europe. In the Lower Austrian supply region, 1,800 households in the Kilb area (district of Melk) suffered a power cut lasting around twelve minutes. Above all, a large number of wind power plants shut down automatically due to voltage fluctuations. A rapid correction of these losses by means of in-house generation capacity kept the consequences within limits and provided a demonstration of how important a flexible generation mix and the strengthening of the domestic electricity network are to ensuring the security of supply.

Measures for ensuring the security of supply

- Maximum increases in efficiency in the case of existing generation (e.g. Dürnrohr power station).
- The increased use of domestic sources of renewable energy sources, in order to reduce imports (e.g. heat from biomass).
- The creation of additional own power plant capacity.
- The optimisation of existing distribution networks.
- The installation of new electricity, gas, heat, water and telecommunications networks (e.g, the drinking water pipeline from Mollersberg/Tulln to Bisamberg for the linkage of a large supply area with several well fields).
- The construction of drinking water and wastewater treatment plants and waste incineration plants.

Comprehensive investment programme in Bulgaria and Macedonia

In order to enhance the security of supply to EVN customers in Bulgaria and Macedonia, an extensive investment programme has been launched in both countries. Since its entry to the market in 2005, over EUR 110m have been invested in infrastructure improvements, as well as the exchange and transfer of meters in Bulgaria. Indeed, by the end of 2007, 770,000 devices will have been replaced. Of the investment volume in the year 2007 of around EUR 60m, some 68% was employed for improvements in the network structure and thus used to ensure the security of supply. From the taking of a majority interest in ESM AD during April 2006 until the end of the 2006/07 financial year, 190 new power transformers were put into operation in the Republic of Macedonia, along with three new 110 kV substations, a 310 km medium-voltage network, and a 150 km low voltage network. The quality of the electricity supply is to be markedly improved through investments in the distribution network costing EUR 96m. The end results of this investment will not only include improved security of supply, but also a cut in network losses.

Installation of a new 20 kV underground cable increases the security of supply for large Bulgarian customers

A special plough was employed for the laying of a new 20 kV cable (400 mm^2 cross-section) in Bulgaria, from TEZ Plovdiv to the Tsaratsovo/Radinovo industrial zone via a switching station. The new 9km-long line was commissioned at the beginning of October 2007 and secures the power supply to the Plovdiv North industrial zone. Total investment amounted to some EUR 1m.

Intensive efforts to reduce technical network losses





Underground cable laying using a special plough

EVN PowerPartners

In July 2007, EVN and its PowerPartners launched a special support offer, which had been specially designed for retail customers. This project once again illustrates EVN's commitment in the fields of energy efficiency and resource conservation. The "TopProdukt" promotion is intended to raise the levels of consumer consciousness with regard to the energy use of domestic appliances and the benefits of energy-saving devices. For example, a four-person household can save an average of EUR 260 per year if an investment is made in low-energy appliances for cooking, washing and refrigeration.

"I can recommend EVN as a training company to any interested young person!"



Work

Robert Sieder

"When I started to look for an apprenticeship as an electrician some six years ago, it quickly became apparent to me that EVN would be the right training company. Things worked out and I was able to start my apprenticeship as planned. Moreover, my expectations were more than fulfilled. Not only was the scope of activities at EVN larger than that found at small branch companies due to various business areas such as electricity, gas and heat, but the size of the company meant that apprentice support and assistance during preparations for vocational college was also ideal. Due to the regular working hours, following the completion of my apprenticeship, I was also able to commence a course in computing and electrical engineering at the Sankt Pölten Higher College of Engineering, which will substitute for my master's certificate in the electrical area. At the moment, I am working for EVN as an electrical fitter in Stockerau, but I could well imagine going to Bulgaria or Macedonia for a number of years and become the manager of one of EVN's Customer Centres sometime."

Strong partners from business and industry

For EVN, networking and teamwork with local partners not only represents a central success factor, but an element in CSR that is used every day. Over 500 Lower Austrian electrical and plumbing companies are currently designated as "EVN PowerPartners" and the declared aim of this co-operation scheme is to offer customers a high degree of quality with regard to energy and other services and in the final analysis, thus provide and secure advantages for all those involved. The thematic focus during the 2006/07 financial year was on heat pumps, emergency power supplies for farms and energy-efficient household appliances. Following the successful launch of the heat pump promotion in summer 2006, the training programme for fitters was continued with the aim of raising ability levels in this highly promising business area still further. In order to arouse the interest of potential customers, March 2007 was declared to be "Heat Pump Month". During this period, five very well attended information events were held throughout Lower Austria, which in addition to specialist presentations by EVN experts and exhibitors also included displays from EVN's regional PowerPartners.

Competent consulting on heat pump use





Water, the source of life

Nutrition

Water contains minerals in the form of salts, which like vitamins assume vital functions for the human organism. In Austria, which is a water-rich country, it is seen as a matter of course that fresh, clean drinking water is available via the piping system on a 24-7 basis. This drinking water derives entirely from ground and well water, as no surface water is employed for this purpose. In line with the concept of sustainability, care is taken that the well fields are not over-exploited and that utilisation corresponds with the ground water renewal potential. In order to ensure that this is the case, all EVN Wasser well fields are equipped with numerous water level recording devices and electronic plotters, which register water levels in the wells via surveillance probes.

Drinking water numbers among the most strictly controlled foodstuffs. As a matter of routine, EVN Wasser uses chemical and microbiological parameters to examine the quality of its water at 380 points at least four times annually. Subsequently, the water is divided up into supply areas for testing by state authorised, accredited and independent bodies, prior to approval for human consumption.

EVN's local authority customers are informed about the most important test parameters on a quarterly basis, while retail customers receive annual, written notification. This data is also permanently available via the Internet. No breaches of the health standards relating to drinking water have occurred in the past.

Improved drinking water quality in Moscow

The EVN subsidiary, WTE, which is part of the Environment Segment has completed a drinking water treatment plant for a million inhabitants and a daily capacity of 250,000 m³ in Moscow. The highly innovative technology and exemplary safety and environmental standards used in the plant ensure a sustained improvement in the quality of the drinking water supply in the Russian capital. A multi-barrier system (elimination of harmful content through precipitation/flocking/sedimentation; ozone treatment, activated carbon, multi-layer and ultrafiltration) ensures the effective, cost-efficient and safe treatment of raw water from the Moskva River. Since the end of 2006, the inhabitants in the supply area have again been able to receive drinking water direct from the pipes.

Leisure – power station parties and lake idylls

The fact that a power station can not only supply energy, but also provide a highly popular party venue is evidenced by Theiss. For the past six years, the power station has been the scene of EVN's "Young Energy" school parties, which are greatly enjoyed by Lower Austria's youngsters. Over 15,000 young people come to the power station every year and are looked after by EVN's youth team under the motto "Parties with no alcohol or smoking". A fun park with bungee jumping and climbing walls, as well live appearances by stars and school bands, offer any amount of entertainment and fun. The co-operation with the Lower Austrian Office for Children and Young People, which has on the spot representatives at the parties, also facilitates a relaxed confrontation with topics such as "Violence in school" and "Alcohol and nicotine". During recent years, EVN's youth events have become a firmly established element in the youth culture of the area around the town of Krems and offer contemporary, open contacts and a socially valuable relationship between EVN and the youth of Lower Austria.

EVN's Ottenstein reservoir is part of the chain of power plants along the River Kamp. When the reservoir is full, the 69m-arched dam on the river guards a lake with a total volume of 73 million m^3 and a surface area of 4.3 km^2, which extends to Zwettl monastery. The reservoir, which has depths of up to 58 m, is not only an oasis for swimming, boating and sunbathing, but also a paradise for fish. Following swimming area tests conducted by the EU during the past year, the Ottenstein and Dobra and Thurnberg reservoirs all received top ratings.



The Ottenstein reservoir, a paradise for leisure-seekers and fish

Mobility & Infrastructure

EVN has long been involved in the field of alternative energy and the support of the use of environment-friendlier fuels and vehicles. This is important as increasing mobility and the required reduction in traffic-related ecological impact are certain to cause a shift in the transport concepts of the future. The aim must be to achieve sustainable mobility through the growing use of new fuels and drive systems.

The EVN CUP is a platform for alternative automobile concepts, drives and fuels and is intended to show approaches to the low-emission mobility of the future. The 16th EVN CUP was held on September 2, 2007, in the Arena Nova in Wiener Neustadt. An informative overview was provided concerning the state of the art regarding alternative automobile concepts and fuels, e.g. natural gas drives, hybrid technology, fuel cells and hydrogen-fuelled engines. Moreover, the latest models from Ford, FIAT, Honda, Lexus, Mercedes-Benz, Opel, Toyota, Saab, BMW and VW with alternative drive systems also showed the advanced systems that are already in serial production and visitors to the event had the opportunity to test these models for themselves.

Modern communications technologies

Via its powerful network, the EVN subsidiary, kabelsignal AG, has been supplying a large number of households in Lower Austria and a region in Styria with cable television for over 25 years. Moreover, since the spring of 2006, as a multimedia supplier, the company has also been providing Lower Austria with a terrestrial telephone service. Using kabelsignal's "wavenet" product, which is a broadband technology that functions via radio waves, the rural areas that lie outside the limits of cable supply networks can also be furnished with efficient Internet access.

Powerful Internet access for rural areas



SUSTAINABILITY QUIZ

A DRIPPING TAP CAUSES CONSIDERABLY HIGHER WATER CONSUMPTION.

☐ True ☐ False

True! Even a slowly dripping tap can lose 150 l of drinking water in a month.

Education

EVN sees the furtherance of children and young people as a major part of its social responsibilities. Therefore, education traditionally represents a focus of the company's regional commitments. In addition, these endeavours also constitute an important investment in the future with high value added for society in general. The activities and projects involved extend from materials for the little ones at kindergarten, to teaching materials and presentations for Lower Austrian schools and apprentice training.

EVN involvement in kindergartens and schools

During the 2006/07 school year, EVN's school advisors gave around 700 presentations in Lower Austria concerning a diversity of topics related to energy and energy supply and over 25,000 school students were provided with teaching aids and materials for experiments on the topic of energy. Since September 2007, suitable teaching materials are also available for kindergartens in the form of the "Joulius energy bundle" activities box. Moreover, regular prize competitions, theatre performances and training are offered. For secondary and grammar schools, EVN acts as a partner and sponsor for the Lower Austrian Safety Days, which are held at ten regional locations, as well as participating in the Children's Safety Olympics for primary school children, which is organised by the Civil Defence Association. These events take place under the motto, "The safe everyday use of electricity and gas."

The "Joulius energy bundle" visits Lower Austrian kindergartens



EVN apprentice training

For EVN, the training of qualified apprentices into excellent skilled workers is an important element in medium- and long-term human resources development and at the same time, an expression of its responsibility as a regional employer. During the 2006/07 financial year, an average of 77 apprentices were undergoing training at EVN with an emphasis on trades such as electrical fitter, whereby close co-operation exists with partner companies from the branch. Apprentices can also obtain practical experience at one of EVN's subsidiaries, which are involved in a variety of areas. In order to promote multiple qualifications, EVN supports the completion of additional training in other segments of its product portfolio, such as apprenticeships as gas and heating engineers. Apart from its practical aspects, this training also covers personality development, customer orientation and social competence development. The vast majority of company apprentices can be convinced of the development and career opportunities offered by EVN and therefore, following the completion of their courses, remain in the company.

"Youth Uni"

During the year under review, the "Youth Uni" project was initiated in co-operation with the Krems College of Applied Sciences. The aim was to arouse enthusiasm among ten to fourteen year-olds for the fascinating world of science and research, with a particular focus on encouraging interest in the technical-scientific professions among girls. In the course of a "Business World Youth Uni" workshop in July 2007, the participating children and young people had an opportunity to work directly with top managers from respected Lower Austrian companies. During the workshop organised by EVN, the topics of energy and sustainability took centre stage. Various tasks such as the building of a water wheel or a solar oven had to be completed along with the preparation of forecasts concerning the composition of the energy supply in 2030. For example, EVN also provided funding for the Lower Austria primary schools competition, "Learning with a Future", the "Media 06" school newspaper challenge and the "RIZ Youth Prize" idea competition. Furthermore, EVN also granted two scholarships for the MSC programme "Renewable Energy in Central and Eastern Europe", Austria's first university course for future-oriented energy generation. During this study, which is offered by the Vienna University of Technology and the Bruck/Leitha Energy Park, students obtain a detailed knowledge of the efficient use of renewable energy forms.

"Youth with a Future" in Bulgaria

In summer 2006, EVN launched a programme of summer practical training in Bulgaria under the title "Youth with a Future". 30 qualified students from technical and economic disciplines from Bulgarian and foreign universities had an opportunity to work in the company and gain important experience in the fields of energy, engineering and business. The students were attached to a variety of departments such as network engineering, network management, controlling, infrastructure and work safety. Several students also received a chance for further training at EVN in Austria. The programme was successfully continued in the summer of 2007 and a comparable scheme is also planned for ESM AD in Macedonia.

In 2007, "Christian Philipp Müller: The New World" was issued. This was the first publication in the evn collection to focus on a single work by an artist within of its complete context.

EVN as a sponsor of the arts and sciences

A fairytale journey for dreamers both large and small

During the summer of 2007, as part of the Lower Austrian Fairytale Summer sponsored by EVN, Schloss Thürnthal in Fels am Wagram offered an open invitation to a journey through the world of spirits, elves and trolls with, "Malanda – the fairytale world of dreams". This second production for adults and children at Thürnthal castle was organised by the event director, Nina Blum, in response to the outstanding success of the 2006 Fairytale Summer with the play "Princess seeks Prince".





The evn collection

Since 1995, through its collection of contemporary art, EVN has sought to link active patronage with efforts aimed at promoting artistic appreciation. The fact that the collection of art does not merely amount to the acquisition of paintings, photographs, sculptures or media works, is evident from

SUSTAINABILITY QUIZ

THE ENERGY CONSUMPTION OF A WASHING MACHINE DEPENDS ON THE WASH TEMPERATURE.

☐ True ☐ False

True! A temperature reduction from 40°C to 30°C can bring energy savings of up to 40%.

numerous projects outside the purchasing area. A major element in this regard is provided by collection publications. Since the foundation of the evn collection, these have been issued at regular intervals, in order to document new purchases. The basic concept underlying this information is formed by the (photographic) documentation of the individual works in combination with a short written description. In this way, an interested lay public can be provided with clear basic data, which is most helpful due to the fact that the complex diversity of contemporary art can often demand special communication.

Archaeological excavations at the Sarasdorf substation

EVN sees the preservation of cultural monuments for posterity as an important task and therefore supports archaeological diggings, which take place in the course of project-related construction work and excavations. During the building of an EVN substation in the district of Sarasdorf, between August and September 2006, 623 objects from the Hallstatt, La-Tène and early imperial Roman cultures were uncovered and documented on a site of around 4 ha.

Archaeological diggings near Sarasdorf



Youth football sponsoring

EVN is the main sponsor of the EVN Junior Cup and supports the knockout competition of the eight, main Lower Austrian youth groups in the under-12 and under-13 age groups. This year the prize award ceremony will be held in December 2007.

Support for Connecting People

In January 2007, the EVN FORUM invited customers and partners to a laid-back, jazz brunch. In line with motto of the jazz band, Swinging Leaders, "Always free, but never for nothing", the band's EUR 3,000 fee was paid to the Connecting People aid organisation. Connecting People is a project of the Austrian Asylum Coordination Association, which is supported by the band and helps children and young refugees, who having fled from war, violence and persecution, are stranded alone in Austria.



EVN was the main sponsor of the EVN Junior Cup 2006

Consumers – first class advice

EVN not only regards itself as a utility company, but extends its range of answerability far further. In the 26 Lower Austrian Customer Centres, a diversity of information is offered relating to every energy area question. Specially trained energy advisors furnish all the possible answers and also help to find the correct approach for individual solutions.

Refurbishing saves money and increases comfort

Their coke boiler was more than 20 years old and in view of the fact that a defect could soon be expected, the Mauerlechner family thought about the sensible refurbishment of its heating system. They decided this should be comfortable and function automatically. Moreover, the family became aware of the possibilities offered by heat pumps after an information presentation by the Mitterhuemer company in Seitenstetten, which was held in conjunction with EVN. Following detailed consulting regarding grants, heating costs and installation, the family opted for an air-water heat pump, which went into operation in June 2003. In the meantime, this investment has more than paid for itself as in the 2006/07 heating period, the Mauerlechners saved around EUR 600 on the costs that would have emanated from a coke boiler (approx. 4,500kg of coke for EUR 1,800 as compared to EUR 1,200 for around 9,900 kWh of electricity).



Annual savings of EUR 600 thanks to a new air-water heat pump

Outlook for 2007/08

In January and June 2007, workshops were held at which the CSR network officers from all units of the company prepared a programme of CSR measures. In September, this programme was presented to the Executive Board and approved. Targets were formulated for each of the measures defined and responsible CSR network officers appointed. Depending on the situation involved, these appointees will form temporary working groups in order to ensure that targets are achieved. The working groups will report on the results of their efforts to the CSR advisory team within the scope of a management cycle.

No.	Topic	Objectives
	General issues	
1	Code of conduct	Binding code of conduct for the entire EVN Group
2	GRI key indicators	Interpretation and increased exposition of GRI key indicators
3	Sourcing	Sourcing in line with CSR criteria
	Social dimension	
4	Internal communications	Creation of awareness within the company (topic-related training 10% of Austrian personnel)
5	Sustainability controlling	Systematic and institutionalised auditing of CSR activities
6	Employee job satisfaction	Evaluation of employee identification with the company
7	Efficient assistance in the case of acute dangers to health	Improved first aid assistance through trained employees
8	Integration of families into company life	Identification of employee family members with the company
9	Stakeholder management	Stakeholder dialogue, stakeholder analysis
	Economic dimension	
10	Additional supplier evaluation pursuant to CSR criteria	Selection of companies on the basis of best practice, extension of sourcing criteria for improved technical quality and safety
11	Addition of environmental data to the planning archive	Networked GIS system
12	Amortisation models	Enlargement of viability models to include sustainability factors
13	Due diligence examinations	Enlargement of project audits to include sustainability criteria
14	CSR company platform	Promotion of co-operation with other sustainability-oriented companies and related external communications
	Environmental dimension	
15	General mobility management	Support of natural gas fuelled vehicles
16	Intercompany mobility management	More efficient handling of CO_2 emissions
17	Energy-efficient construction	Exemplary, energy-efficient construction methods, communication of the "Using energy wisely" ideology
18	Use of resources in the workplace	Reduction in the use of resources
19	Energy savings in Bulgaria and Macedonia	Sensitisation of customers and employees with regard to the conscious use of energy
20	Intercompany environmental protection in Bulgaria and Macedonia	Creation of environmental protection awareness among the workforce, in-house training by company waste officers
21	Fuel quality	Optimisation of warehousing at the Waidhofen district heating plant
22	Emission measurement	Full remote surveillance of continuous emission measurements, defects, or overshoots and guaranteed availability

The **CSR programme** of measures is characterised by three main topics:
- The further implementation of the sustainability concept within the company.
- The increased involvement of stakeholder groups.
- A further sensitisation of the specialist units with regard to ecological factors.

Measures	Responsible bodies	Priority	Deadline/ Milestones
Preparation of a code of conduct	Investor Relations, CSR advisory team, support by external consultant	1	Sept. 2008
Exchange of experience with other companies	CSR advisory team, ÖGUT platform	2	Ongoing
Preparation of a catalogue of measures taking into account the complete value added chain and relevant training	Purchasing, Env. Controlling, specialist units	1	Sept. 2008
Communication of the value of sustainability to EVN, general basic training and a total of four days of events for internal CSR network officers comprised of CSR workshops, inclusion of CSR aspects in the introductory day for new personnel	CSR advisory team, Training and Further Training	1	Sept. 2008
Scrutiny by Internal Auditing	Internal Auditing, Env. Controlling, Tech. Controlling	3	by 2010
Survey of EVN AG and EVN Netz GmbH employees and comparison with other companies	Human Resources	1	Sept. 2008
Training of additional first aid specialists (first responders)	Human Resources	1	Ongoing
Preparation of suitable measures and promotions, e.g. Family Open Day	Human Resources, Communications	2	Sept. 2008
Preparation of a stakeholder concept	Communications, General Secretariat and Corporate Affairs, Investor Relations	2	Sept. 2009
Integration of social and ecological guidelines into the auditing of external products and services	Specialist unit, Purchasing, Env. controlling	1	Dec. 2007
Implementation of relevant environmental data in the GIS system	Administration and Construction, specialist unit	2	Sept. 2010
Implementation of sustainability factors in computer models	Specialist unit, Env. Controlling	2	Sept. 2009
Preparation of a checklist	CSR advisory team, ÖGUT	2	Sept. 2009
Holding of a workshop, stakeholder integration	CSR advisory team, Communications	2	Sept. 2009
Building of public natural gas filling stations	Specialist unit, Administration and Construction	2	Ongoing
Gradual "greening" of the vehicle fleet, measures to reduce business travel, promotion of rail travel, time management optimisation (e.g. through video conferences)	Specialist unit, Administration and Construction	2	Ongoing
Creation of an energy-efficient Customer Centre in Bulgaria	Administration and Construction, Env. Controlling, Energy Consulting	1	Sept. 2012
Avoidance or reductions in energy, water, office material use and waste, etc.	Administration and Construction, Env. Controlling, specialist unit	1	Sept. 2008
Energy saving campaign in Bulgaria and Macedonia, information in the employee journal and energy saving pamphlet, use of energy saving measures, e.g. low-energy lamps, heat insulation, solar energy, etc.	Communications, specialist units in Bulgaria and Macedonia	2	Sept. 2008
Selection and training of waste officers by EVN experts, internal know-how transfers by the appointed officers	Env. Controlling, waste officers in Bulgaria and Macedonia	1	Sept. 2008
Use of the FIFO (first in, first out) process for warehouse logistics	Heating Group West	1	Spring 2008
Integration of the stationary, continuous emission measurement at the EVZ Ybbs in the EVN central emission database and replacement of the emission measurement system at the Agrana Tulln cogeneration plant	Heating Group West	1	Spring 2008

Facts & figures

EVN electricity and heating generation plants



Waidhofen/ Thaya
Gmünd
Harbach
Allentsteig
Japons
Horn
Eggenburg
Zwettl
Gföhl
Gedersdorf
Mühldorf
Krems
Theiß
Obritzberg/ Statzendorf
Traisen
Dürnrohr
Tulln
Stockerau
Korneuburg
Klosterneuburg
Mistelbach
Neusiedl/ Zaya
Kettlasbrunn
Gänserndorf-North
Gänserndorf-West
Lassee
Tullnerbach
Neulengbach
Wien
Hainburg
Donau
Prellen- kirchen
Sankt Valentin
Mauer
Ybbs
Mank
Sankt Pölten
Pyhra
Rothenau
Eschenau
Wilhelms- burg
Mödling
Wiener Neudorf
Göttlesbrunn
Tribuswinkel
Bad Vöslau
Baden
Bruck/Leitha
Leitha
Waidhofen/ Ybbs
Erlauf
Sankt Veit/ Gölsen
Pottenstein
Pottendorf
Mittleres Schwarzatal
Civ. Nova
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau/Steinfeld
Neunkirchen
Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau

Biomass plants

Run-of-river power plants (small-scale hydropower plant)

Storage power stations

Wind farms

Thermal power stations

District heating (power) plants

Total capacity: 1,734 MW

As at: 30.9.2007

Key economic indicators[1]

Key operative indicators/sales trend		**2006/07**	2005/06	2004/05	2003/04	2002/03
Electricity sales volumes	GWh	18,043	15,641	11,342	6,164	6,126
Gas sales volumes[2]	GWh	6,212	8,313	7,821	7,925	11,863
Heating sales volumes	GWh	911	1,067	1,033	967	877

1) Financial year from October 1 to September 30; key financial indicators according to IFRS
2) From January 1, 2003 excluding sales to large companies and gas trading following transfer to EconGas, including gas sales to retailers

Key financial indicators		**2006/07**	2005/06	2004/05	2003/04	2002/03
Revenue	EUR m	2,233.1	2,071.6	1,609.5	1,207.3	1,082.1
EBITDA	EUR m	350.7	397.4	335.2	297.6	227.5
Results from operating activities (EBIT)	EUR m	197.3	184.4	131.0	114.6	102.5
Profit before income tax	EUR m	287.4	304.9	186.2	135.9	145.4
Group net profit	EUR m	227.0	221.9	144.4	117.4	102.6
Return on equity (ROE)	%	9.0	10.6	8.2	8.7	9.3
Equity ratio	%	48.1	47.1	48.2	41.7	38.8

Key share indicators		**2006/07**	2005/06	2004/05	2003/04	2002/03
Earnings per share	EUR	5.55	5.43	3.53	3.08	2.73
Dividend per share	EUR	1.50[1]	1.40[2]	1.15[3]	0.95	0.75
Share price at the end of September	EUR	90.50	83.58	75.00	41.50	36.22

1) Proposal to the AGM
2) EUR 1.20 + EUR 0.20 bonus
3) EUR 1.00 + EUR 0.15 bonus

EVN Info Centre visitor numbers


25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
1,455
3,592
11,160
7,500
4,872
9,623
5,500
4,848
11,412
5,374
4,200
14,400
3,859
8,903
11,461
2002/03
2003/04
2004/05
2005/06
2006/07

Theiss power station
Ottenstein power station
AVN waste incineration plant

Shareholder structure


< 14%
51%
> 35%

NÖ Landesbeteiligungsholding GmbH 51%
EnBW > 35%
Free float < 14%

Key ecological indicators

Withdrawal of water in Lower Austria 2006/07		Drinking water volume	Source	Process water volume	Source
Power stations	m³/y	17,856	Primary municipal suppliers	1,074,666	Primary ground water
District heating plants	m³/y	134,186	Municipal suppliers	49,171	Primary municipal suppliers
Head office and customer centres	m³/y	37,589	Municipal suppliers	33,083	Primary ground water

Cooling water throughput at the thermal power stations on the Danube amounted to 301.51 mm³ in 2006/07.

Waste volumes[1]		**2006/07**	2005/06	2004/05	2003/04	2002/03	2001/02
Hazardous waste	t	483	322	274	253	192	215
Non-hazardous waste	t	7,378	5,004	5,768	5,272	5,888	4,990

Exports of hazardous waste[1]		**2006/07**
Electrical equipment cont. PCB to Germany for complete recycling	kg	63,337

1) Data relates to EVN AG and EVN Netz GmbH (without construction residues and power station by-products)

SF_6[1] volumes in closed switchgear and transformer stations		**2006**
Austria	kg	1,085
Bulgaria	kg	480
Macedonia	kg	401

1) Sulphur hexafluoride

Specific emissions from EVN thermal power stations and district heating plants[1]


0.600
0.500
0.400
0.300
0.200
0.100
kg/MWh
(CO_2 in t/MWh)
0.517
0.516
0.482
0.482
0.444
CO_2[2]
0.046
0.044
0.038
0.046
0.065
CO
0.338
0.392
0.396
0.367
0.325
NO_x
0.123
0.129
0.101
0.094
0.093
SO_2
0.023
0.047
0.034
0.033
0.029
Dust

2002/03
2003/04
2004/05
2005/06
2006/07

1) Annual average
2) Due to the CO_2-neutrality of biomass, emissions from biomass firing are rated as zero.
Note: During the past year, the calculation basis for emissions from plant units at the Theiss power station were altered due to current measurement results. The new specific emission calculation also results in slight changes to the values for the preceding years.

AVN

Atmospheric emissions		2006/07
Dust	g/t waste	6
CO	g/t waste	92
CO_2	kg/t waste	1,234[3)]
NO_x	g/t waste	239
SO_2	g/t waste	20
HCl[1)]	g/t waste	0.01
C_{total}	g/t waste	5
Hg[2)]	g/t waste	0.06

1) Chlorinated hydrocarbons 2) Mercury 3) Excl. CO_2 from the biogenic part of the waste

Energy balance		2006/07
Input		
Waste	t	300,904
Natural gas (auxiliary firing)	m³	678,000
Output		
Waste	t	99,591
thereof hazardous	t	7,393
thereof non-hazardous	t	92,198
Steam from AVN for energy use	t	1,009,631

WTE

Wastewater plant totals		2006
Population equivalent numbers	Number	2,327,028
Wastewater	m³	187,139,690
Sewage sludge	t_{TS}	11,379
Mean sludge recycling		
Agriculture	%	23
Composting	%	11
Incineration	%	8
Landfill[5)]	%	57
Recultivation	%	2
Mean cleaning performance[6)]		
Filtratable substances	%	97
CSB[1)]	%	93
BOR_5[2)]	%	82
N_{total}[3)]	%	70
P_{total}[4)]	%	61

1) Chemical oxygen requirement
2) Biochemical oxygen requirement
3) Total nitrogen
4) Total phosphorus
5) The landfill is only temporary as the sewage sludge is to be transported to a new sludge incineration plant, which is soon to be built.
6) The biological phase at the large Kaunas and Zagren wastewater plants is either incomplete or not yet in operation.

EVN Wasser

Drinking water		2006/07
Transport and distribution pipelines	km	1,804
Persons supplied	Number	480,000
Drinking water sourced	m m³	26.7
Pipeline system losses	%	2.1

Wastewater 2006/07		Plants <10,000 p.e	Plants <100,000 p.e
Wastewater volume	m³/y	45,000	1,137,705
Total sewage sludge volume	$t_{thousand}$	3	202
Mean cleaning performance			
COR[1)]	%	96	
BOR_5[2)]	%	98	
N_{total}[3)]	%	89	
P_{total}[4)]	%	96	

1) Chemical oxygen requirement
2) Biochemical oxygen requirement
3) Total nitrogen
4) Total phosphorus

Primary energy consumption of EVN thermal power stations and district heating plants		2006/07
Fossil fuels[1)]	Terajoule	21,714
Biomass	Terajoule	1,745

1) Natural gas, hard coal, heating oil

Main components used in EVN AG and EVN Netz GmbH network construction in Lower Austria		2006/07
Power cable	m	1,496,781
Gas pipes	m	143,485
Heat pipes	m	29,793

For technical reasons, recycling materials are not used for the main components.

Energy network lengths		2006/07
Electricity	km	127,810
Gas	km	10,650
Heating	km	351

Registered contaminated sites and suspected contaminated sites in Lower Austria[1)]

List of registered contaminated sites

Name	Branch	Type of contamination	Priority class	Situation as at September 2007
Wr. Neustadt gasworks	Gasworks	PAH, phenols, cyanide	2	In August 2007, the gas, water and heat pipelines were re-laid in order to allow the start of decontamination.
Stockerau gasworks	Gasworks	PAH, BTX, phenols, cyanide, ammonium	3	Site contamination completed in 2007.
Baden gasworks	Gasworks	PAH, BTX, phenols, cyanide	3	Measures aimed at lowering the ground water table will be improved in 2008.
Tuttendorfer Breite (Korneuburg)	Refinery	Mineral oil	1	A variation study was completed in summer 2003 and presented. The selection of the decontamination approach is currently taking place. The Republic of Austria will bear the related costs.

List of suspected contaminated sites

Name	Branch	Type of contamination
Moosbierbaum	Oil refinery	Hydrocarbons
Mistelbach gasworks	Gasworks	
Krems gasworks	Gasworks	
Sankt Pölten gasworks	Gasworks	
VEW/Schöller Bleckmann, Ternitz	Old industrial site – iron industry pickling sludge dump	Chlorinated hydrocarbons

1) None of the contamination listed derived from the activities of EVN.

Ash and flue gas desulphurisation product volumes



50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
t/Jahr
31,093
20,729
5,803
0
41,477
26,752
7,743
0
44,608
25,116
8,327
0
38,453
22,759
7,178
70
43,301
26,781
8,083
594
2002
2003
2004
2005
2006

Dürnrohr power station – fly ash
- Dürnrohr power station – flue gas desulphurisation product
- Dürnrohr power station – coarse ash
- Theiss power station – flue gas desulphurisation product

Utilisation levels 2002–2006



100
90
80
70
60
50
40
30
20
10
%
98.34
89.36
1.44
0.00[2)]

1) From 2002–2004, no flue gas desulphurisation product resulted in Theiss. The flue gas desulphurisation product from 2005 and 2006 is currently stored in a silo to await recycling.

Successful environmental programme implementations in 2006/07 according to EMAS

The 2005/06 Sustainability Report presented various highlights from the current environmental programme. In the year under review, numerous projects were completed on schedule:

- Substitution of over 1,000 MWh of the summer load by means of the use of waste heat from a biogas plant at the **Mank district heating plant.** The installation of superordinated controls for both the existing and new biomass plant has facilitated a reduction in both the operation of the reserve boiler and CO_2 emissions from the entire plant (autumn 2006 – September 2007).

Biogas feeding was installed at the Mank district heating plant and the piping systems were completed in August 2007. Electrical power integration followed in October 2007. The related individual objectives such as a reduction in summer load through the use of biogas plant waste heat and a cut in the use of oil-fired boiler operation and residual ash will be evaluated in the coming financial year. Biogas feeding will receive separate visualisation.

- Relining of the domed roof and rear wall of the winter biomass boiler at the **Sankt Veit district heating plant** with fireclay refractories in order to maintain efficiency and availability through firing optimisation.

  The domed roof and rear wall of the winter boiler at the St. Veit district heating plant were relined and the firing optimised. All targets were thus attained.

- Conversion of an oil tank at the **Theiss power station** into a district heating accumulator for the storage of 60 GWh of district heat using waste heat from flue gas. The stored heat is supplied to the district heating networks in Krems and Gedersdorf in Lower Austria. In addition to heat storage, this project is aimed at an increase in unit efficiency of 0.5%, as well as a reduction in CO_2 and NO_x emissions of 1% (2007/08).

  The "Theiss power station waste heat utilisation and heat storage" project has been in the start-up phase since the end of October 2007 and following the completion of test operations, will probably be ready for regular operations from the beginning of December 2007 onwards.

- Simplification of plant documentation in part of the EVN **district heating plants** (Heating Group East) with regard to audits, maintenance work, work planning and budgeting through the joint logging and documentation of all aggregates and spare part types, and the merging of a diversity of separate documents concerning repairs and audits, etc. as well as the introduction of maintenance software (autumn 2009).

  Realisation is already in progress as scheduled. At present, the choice of maintenance software is being made and a plant designation system as a basis for computerised processing is in the introductory phase. The simplification and standardisation of the stored data and documentation were completed in the course of the PEP programme (personal effectiveness programme), which took place on an inter-location basis.

- Optimisation of the procedural organisation and the combining of all assignment documentation through the integration of an integrated management system at the **EVN district heating plants.** The integrated management system amalgamates all the requirements derived from EMAS and ISO 14001 with the regulations and procedures contained in the existing management system (spring 2007).

  An integrated management system (IMS) has been introduced and jointly implemented at the **EVN district heating plants.** The amalgamation of assignment documentation within the two heating plant groups has led to a simplification, which has resulted in a simplification of procedural organisation. At the same time, a switch has been made to a superordinated computing system for all locations.

Incidents of environmental relevance in Lower Austria

During the 2006/07 financial year, ten events of environmental significance occurred. EVN was not subject to any related fines.

Date	Place	Type of incident	Cause of incident	Type of pollution	Extent of environmental impact	Corrective measures
5.12.06	Dürnrohr power station	Breach of NO_x limit	NH_3 supply failure	Atmospheric (35% HMV[2] overshoot)	Very limited	Rapid correction by plant operator
5.12.06	Dürnrohr power station	Breach of NO_x limit	NH_3 supply failure	Atmospheric (46% HMV[2] overshoot)	Very limited	Rapid correction by plant operator
6.12.06	Dürnrohr power station	Breach of NO_x limit	NH_3 supply failure	Atmospheric (33% HMV[2] overshoot)	Very limited	Rapid correction by plant operator
4.1.07	Dürnrohr power station	Fire in company car	Cable fire	Atmospheric	Very limited	Disposal of car
21.1.07	TS[1] wastewater plant	Transformer oil fire	Self-ignition	Soil/atmospheric	Limited	Fire extinguished; removal and disposal of 38.4 t of earth
18.7.07	Dürnrohr power station	Breach of NO_x limit	NH_3 supply failure	Atmospheric (31% HMV[2] overshoot)	Very limited	Rapid correction by plant operator
19.7.07	Dürnrohr power station	Breach of NO_x limit	NH_3 supply failure	Atmospheric (7% HMV[2] overshoot)	Very limited	Rapid correction by plant operator
21.7.07	TS[1] Liebnitz	Transformer oil leak	Lightning	Soil	Very limited	Removal and disposal of 3 m^3 of soil
25.7.07	TS[1] Tauchen Wiesenhöf	Collapse of a wooden mast and transformer oil leak into the soil	Mast rot	Soil	Very limited	Removal and disposal of 3 m^3 of soil
23.8.07	High-pressure gas pipeline near Langenlebarn	Gas leak due to damage caused during excavations by an external company	No map information obtained from EVN by the external company prior to excavation	Atmospheric	Limited	Interruption to gas supplies for 8 hours due to repairs

1) Transformer substation
2) Half-hourly mean value

Key employment indicators

Workforce[1]		2006/07	2005/06
Energy Segment	Total	8,478	8,985
thereof South-eastern Europe	Total	6,843	7,353
Environment Segment	Total	462	438
Other business areas	Total	595	550
EVN Group	**Total**	**9,535**	**9,973**
thereof apprentices	Total	77	78

1) On full-time employee (FTE) basis; annual average

Key workforce indicators		2006/07
Employees	Total	9,535
thereof women	%	22.1
thereof men	%	77.9
Persons with special needs	Total	153
Apprentices	Total	77
Employee fluctuation[1]	%	3.3
Average length of service	Years	15.8
Average age	Years	42.4
Revenue per employee	EUR	234,200.3
Sick leave per employee	Total	10
Personnel expenses to revenue	%	12.9
Training and further training expenditure	EUR m	3.1

1) Excluding persons leaving due to the Bulgarian and Macedonian social plans and retirements

Employees by region


12,000
10,000
8,000
6,000
4,000
2,000
0
2,317
283
2,325
243
4,049
2,362
314
7,353
2,306
327
6,843
2,365
2002/03
2003/04
2004/05
2005/06
2006/07

- Austria
- South-eastern Europe
  CEE states

Educational structure of the Austrian companies within the EVN Group as at Sept. 30, 2007


10.1%
9.4%
17.3%
38.6%
7.5%
17.1%

- University graduates 9.4%
- A-level graduates 17.3%
- Vocational school graduates 7.5%
- Employees with a master's certificate 17.1%
- Employees with a completed apprenticeship 38.6%
  Others 10.1%

Educational structure of the Bulgarian companies within the EVN Group as at Sept. 30, 2007


7.4%
24.2%
55.2%
13.2%

- University graduates 24.2%
- A-level graduates 13.2%
- Vocational school graduates and employees with a completed apprenticeship 55.2%
- Others 7.4%

Educational structure of the Macedonian companies within the EVN Group as at Sept. 30, 2007


8.9%
12.5%
7.0%
71.6%

- University graduates 12.5%
- A-level graduates 7.0%
- Vocational school graduates and employees with a completed apprenticeship 71.6%
  Others 8.9%

Employee age structure



4,000
3,000
2,000
1,000
0
134
828
2,486
3,415
2,495
124
Under 20 years
21–30 years
31–40 years
41–50 years
51–60 years
Over 60 years

Employee service



3,000
2,250
1,500
750
0
994
2,621
2,427
2,449
906
85
Less than 3 years
4–10 years
11–20 years
21–30 years
31–40 years
Over 40 years

Training and further training		2006/07	2005/06	2004/05
Expenditure[1]	EUR m	3.1	2.1	1.1
Average training budget per employee	EUR	321.7	212.8	159.7
Training hours per employee	Hours	7.9	6.7	11.2

1) Seminar fees, trainers, e-learning

Industrial accidents[1]



60
50
40
30
20
10
0
41
41
50
2004
2005
2006

Working days lost



1,000
900
800
700
600
500
400
300
200
100
0
401
562
936
2004
2005
2006

1) Accidents subject to report (excluding road accidents, including minor accidents)

The data provided relates to EVN AG, EVN Netz GmbH, AVN, evn naturkraft, EVN Wasser and kabelsignal AG

Fire statistics[1]		2006	2005	2004	2003	2002
Fires	Total	9	12	4	14	15
Damage value	TEUR	22	67	23	493	133

1) The data provided relates to EVN AG, EVN Netz GmbH, AVN, evn naturkraft, EVN Wasser and kabelsignal AG.

Advisory Board for the Environment and Social Responsibility

Theodor Zeh (Chairman), Director of the Lower Austrian Chamber of Commerce, ret.

Wolfgang Berger, Member of the Austrian Administrative Court

Reinhard Dayer, National CEO, Naturfreunde Österreich

Rudolf Friewald, Mayor of Michelhausen, Member of the Lower Austrian provincial parliament

Albert Hackl, Lecturer, Institute for Process Engineering, Environmental Engineering and Technical Biosciences, Vienna University of Technology

Herbert Kaufmann, Spokesman of the Executive Board, Flughafen Wien AG

Heinz Kaupa, Member of the Executive Board, VERBUND-Austrian Power Grid AG

Helmut Kroiss, Head of the Water Quality, Resource and Waste Management Department, Vienna University of Technology

Hermann Kühtreiber, Mayor of Zwentendorf

Günther Leichtfried, Mayor of Wieselburg, Member of the Lower Austrian provincial parliament

Franz Maier, CEO, Austrian Environmental Umbrella Association

Georg Mayer, Head of the Economic Policy Department, Lower Austrian Chamber of Labour

Ernst Pucher, Institute for Internal Combustion Engines & Automotive Design, Vienna University of Technology

Ingeborg Rinke, Mayor of Krems, Member of the Lower Austrian provincial parliament

Klaus Schuster, EVN AG Group physician

Matthias Stadler, Mayor of Sankt Pölten

Adolf Stricker, Executive Chairman, Lower Austrian Board of Education, ret.

Christa Vladyka, Mayor of Bruck/Leitha, Member of the Lower Austrian provincial parliament

Paul Weiß, Farmer

Heinz Zimper, District head, District of Wiener Neustadt

Employee representatives
Leopold Buchner
Monika Fraißl
Leopold Rösel

Executive Board
Burkhard Hofer, Spokesman of the Executive Board
Peter Layr
Herbert Pöttschacher

Statement by a member of the Advisory Board for the Environment and Social Responsibility

Systematic sustainability!



Sustainability is a term that is currently used as a term of self-description by anyone with a sense of personal esteem. Companies lacking a sustainability report look rather old-fashioned and sustainability has also become a buzzword. Indeed, it is frequently employed at random and without content. Nonetheless, as a conservationist one is pleased by this new sense of awareness with regard to sustainability and even more delighted when words turn into action.

The EVN claim "Using energy wisely" is an expression of this heightened consciousness. In fact, it is only reasonable to orientate our economic activities in the direction of sustainability and by no means (merely) a question of ethics and morals. The company's mission statement, "Dynamic, responsible, international" also demands this approach.

At the beginning of 2006, the former Enviromental Advisory Board was correctly reconstituted as the "Advisory Board for the Environment and Social Responsibility". As a new member, I was surprised to discover that all three members of the Executive Board regard the Board's twice yearly meetings as obligatory appointments, remain throughout the proceedings and make active contributions. Moreover, as a rule, the chairman of the Supervisory Board is also present. The composition of the Advisory Board seeks to reflect the three cornerstones of sustainability formed by economics, ecology and social matters. The tangible essence of the Advisory Board, which also constitutes EVN's value added, is provided by far-sightedness, the introduction of external perspectives and a stakeholder orientation.

However, for me, the Advisory Board is far from being a homogeneous body with a joint, thoroughly discussed understanding of sustainability or Corporate Social Responsibility (CSR). I suspect that the majority of its members only come together for its meetings and therefore their relationship with EVN varies greatly. Some may feel a sense of responsibility towards the company in the manner of a supervisory board member, while others merely absorb the information on offer. Accordingly, the Advisory Board has no shared expectations of EVN and requests or appeals to the assembled members of the Executive Board are the exception. Moreover, to date, the Advisory Board as a whole has not been involved in the CSR process.

As a representative of an environmental interest group, my anticipatory attitude to the EVN management is obvious. Company policy must be gradually attuned to ecological sustainability. In the extensive field offered by increased energy production and utilisation efficiency, EVN could become a role model among Austria's large, domestic energy suppliers. Annual increases in electricity consumption of over 2% are anything but sustainable, but through contracting and other service offers energy savings can become profitable for a supplier. In the hydropower plant area, the requirement is for modernisation and ecologisation (keyword water directive) rather than new capacity. Moreover, EVN bears a special ecological responsibility due to its powerful position in Eastern Europe. Austrian environmental standards should also become the automatic benchmark in South-eastern Europe and the general rule should apply that new power plants be based on renewable energy sources rather than oil and gas. Indeed, the oil peak has probably already been reached.

Franz Maier is the CEO of the Austrian Environmental Umbrella Organisation.



Statement of the Österreichisches Institut für Nachhaltige Entwicklung

ÖSTERREICHISCHES INSTITUT FÜR NACHHALTIGE ENTWICKLUNG

EVN AG requested the Austrian Institute for Sustained Development (ÖIN) to assess this Sustainability Report with regard to its compliance with the international guidelines of the Global Reporting Initiative (GRI) for sustainability reporting. This assessment not only involved an evaluation of formal reporting criteria, but also the qualitative anchoring of sustainability procedures within the company, which is expressed in the challenges identified.

The ÖIN is an official "organisational stakeholder" in GRI and the audit was completed using the AA 1000 Assurance Standard. In line with this standard, the evaluation took relevance and completeness into account, as well as the integration of all the main stakeholders.

With this report, EVN underlines its systematic sustainability orientation, which in the course of company history has been developed from a strong environmental direction to a consolidated, holistic approach in line with a triple bottom line. A further expression of this development is the comprehensive institutionalisation carried out by an extremely committed CSR team, which is composed of representatives from different organisational units and promotes the dissemination of the sustainability idea throughout the company. The intensive contacts with stakeholders in a process of open dialogue further innovation and provide the company with valuable food for thought.

On the basis of the diverse positive steps already taken by EVN AG, in the opinion of ÖIN, the following central challenges remain to be mastered in the coming years:

- The diverse activities of relevance to sustainability demand increased concentration and systematisation in the form of integrated sustainability management. This should be the central task of the CSR team on the basis of the sustainability programme contained in this report.
- The integration of the subsidiaries in Bulgaria and Macedonia should constantly take place against the background of the international implementation of the EVN sustainability culture. The creation of Group-wide awareness with regard to sustainability will continue to be necessary in an intensified form.
- Qualitative information must be prepared in increasing detail and the economic consequences presented in greater depth for still greater transparency and the future sector supplement.

During the reporting process, the ÖIN obtained comprehensive insight into all documents of relevance, which were made available at all times and without limitation, and can herewith confirm that EVN AG has met all the requirements of the GRI guideline (A+ application level). EVN AG bears sole responsibility for all the figures published in the report.

In closing, we wish to stress that the sustainability process within EVN AG is being pursued with great commitment and courage and during the period under review clearly gained in importance. ÖIN honours this as an important step in the direction of long-term energy supply security and wishes the company every success on its chosen path.

Vienna, November 2007

Alfred W. Strigl
(CEO)

Dietmar Kanatschnig
(Director)

Auditor's report

We were engaged by EVN AG to verify the financial figures contained in the Sustainability Report of EVN AG for the financial year 2006/07. Management is responsible for the preparation of the Sustainability Report.

Based on the engagement we issue the following attestation:

The financial figures contained in the "Facts & Figures" and "Economic Responsibility" sections of this report derive from the audited consolidated financial statements as at 30 September 2007 and 30 September 2006 prepared in accordance with International Financial Reporting Standards. We have issued an unqualified audit opinion on these consolidated financial statements. The financial figures contained in these sections are properly reflected.

We draw our attention to the fact that the financial figures should be read together with the consolidated financial statements for the financial years 2006/07 and 2005/06 and the related notes.

Vienna, November 19, 2007

KPMG

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler Austrian chartered accountant	ppa. Maximilian Schreyvogl Austrian chartered accountant

Assurance Statement of the Environmental Verifier

Scope and criteria of the assurance

Lloyd's Register Quality Assurance Limited (LRQA) was commissioned by EVN to assure the ecological and social part of its corporate responsibility report for the period 2006/07 for all activities of the company in the areas of power production and distribution, heat production and supply, water purification and supply and waste incineration. From a geographical standpoint the report comprises the main activities of the subsidiaries in Austria, Bulgaria and Macedonia, as well as activities in other European countries controlled from Austria.

LRQA's approach

In order to form our conclusions the assurance covered the following activities:

- Auditing and interviewing people responsible for EVN's CSR system at head office
- Applying a limited, rather than absolute, level of assurance to our sampling by checking aggregated data at head office. Therefore the assurance did not include verifying the data and information back to its original sources, with the exception of those EMAS registered sites in Austria.
- Reviewing existing LRQA EMAS Regulation, EU Emission Trading Scheme and ISO 14001:2004 audit records related to EVN's power plant and heating facilities in Austria to validate environmental performance disclosed in the corporate responsibility report and in particular statements associated with CO_2 emissions.
- Reviewing air emission data and operating policies at the Dürnrohr waste incineration plant.

LRQA's conclusions and findings

Nothing has come to our attention that does not support our opinion that the corporate responsibility report represents a true and fair reflection of the ecologic and social performance of EVN's business.

Conclusions given in this statement were based upon the full disclosure by EVN of all relevant data and information.

November 8, 2007

On behalf of the LRQA Ltd.
LRQA Vienna, Austria
Environmental Verifier Organisation
Accreditation number: A-V-022

Johann Kitzweger
Lead Verifier

Harald Ketzer
Lead Verifier

Glossary

Austrian Fenco Initiative (AFI)
An initiative launched by manufacturing industry and power producers for the development of a new research concept aimed at the operation of the targeted Austrian Fossil Fuel Fund (R&D fund for low-emission, fossil fuel fired plants).

Biogas
A gaseous mixture comprised largely of methane and carbon dioxide, which is created during the oxygen-free degrading of organic material (renewable raw materials, slurry or organic residues from the foodstuffs industry).

Biomass
The total mass of organic material (dead life forms, organic metabolic products and residues) of which certain quantities can be used for electricity and heat generation purposes in combined heat and power plants.

Clean Development Mechanism (CDM)
A flexible mechanism envisaged by the Kyoto Protocol, which is intended to minimise the costs involved in attaining the contractually established reduction targets. To this end, countries listed in Annex B of the Kyoto Protocol can purchase carbon credits from non listed states. This provides a possibility for the reduction of greenhouse gas emissions where it is least expensive. The desired side-effect is the transfer of the latest technology to the developing world.

ClimatePartner
A German strategy consulting and application development company, which originates holistic strategies and sustainable applications in the voluntary climate protection sector.

CO_2 (carbon dioxide)
Chemical compound consisting of carbon and oxygen, which is largely created by the combustion of fossil fuels.

CO_2 emission trading
Within the framework of the EU emission trading system, the member states distribute CO_2 emission rights to companies. Companies whose actual CO_2 emissions exceed the volume of the assigned certificates must purchase additional emission rights.

Corporate Governance Code
A voluntary code of corporate behaviour, which defines the managerial and supervisory principles of a company.

Corporate Social Responsibility (CSR)
Sustainability-oriented company management, which in line with sustainable development involves voluntary measures that go beyond the statutory obligations.

EMAS
European directive for environmental management systems.

E-Control GmbH (ECG)
A watchdog authority installed by the Austrian legislative body on the basis of the Energy Liberalisation Act. The authority has the task of monitoring and supporting the liberalisation of the Austrian electricity and gas market and if necessary, of implementing regulative action.

EVN PowerPartner
Grouping of over 500 electricians and plumbers throughout Lower Austria, which closely co-operates with EVN. The aim is to offer shared customers with top quality in the energy and services sectors.

FTSE4Good Index
An index that offers sustainability-oriented investors a possibility for targeted investments in companies that meet the globally accepted standards for responsible activities in line with the interests of the environment and stakeholders.

Global Reporting Initiative (GRI)
International dialogue initiative, which establishes standardised guidelines for the preparation of transparent, sustainability reports for companies, governments and NGOs.

Joint Implementation (JI)
Mechanism foreseen by the Kyoto Protocol for a cut in pollutant emissions. Should a state be listed in Annex B of the Protocol, it can obtain additional certificates for its domestic emissions through the realisation of measures for emission reductions in other Annex B states. The reduction in emissions created by such international involvement is credited to the investor country.

Kyoto Protocol
The Protocol was agreed in 1997 during a UN conference in Kyoto and obliges member states to reduce greenhouse gases, which are the main cause of global warming.

Natura 2000
Cross-border conservation area system within the European Union. Natura 2000 areas are of social importance or of significance as special nature and ornithological reserves.

Eco-power
Electricity, which is produced from renewable energy sources in an ecologically acceptable manner. At present, eco-power is largely generated in small-scale hydro- and wind power plants. In addition, electricity generated from biogas, biomass, photovoltaic and solar power systems, solar and geothermal sources is also regarded as eco-power.

Oxyfuel technology
A process in which coal combustion takes place using oxygen instead of air.

Polychlorinated biphenyl (PCB)
Toxic chlorine compounds.

Pyrolysis
The thermal cracking of chemical compounds. Bond breakages are caused in large molecules by means of high temperatures.

Total shareholder return
Parameter for the further development of a share investment over a certain period taking into account dividends and price increases.

UN Global Compact
An initiative launched by the UN with the aim of supporting ecological and economic interests in areas of human rights, work, the environment and corruption.

Waste heat
Heat generated by plant and equipment, which remains unused. Under certain circumstances this can be fed into a district heating network.

Waste to energy principle
Process in which the steam created during waste incineration is fed into power plant energy and heat generation systems. Electricity can also be produced from the biogas emanating from wastewater treatment plants.

GRI G3 content index

		Source	Status
1	**Strategy and analysis**		
1.1	Status of sustainability within the company	AR,HP,Rf,2-5,12-13,25,27,42,56-57	■
1 2	Description of the most important effects, risks and opportunities	6-9,27-28	■
2	**Organisational profile**		
2.1-2.10	Organisational profile	AR,HP,Rf,22,32-41,58	■
3	**Reporting parameter**		
3.1-3.13	Reporting parameter	Rb,1-2,5,12-14,69-71	■
4	**Management, obligations, commitment**		
4.1	Corporate governance/management structure	AR,12-13,28-29,67-68	■
4.2	Independence of the highest management body	HP	■
4.3	Management bodies in organisations without a supervisory board		n r.
4.4	Possibilities for contributions by employees and part owners	14-19	■
4.5	Linkage between management body remuneration and organisational performance	AR	■
4.6	Mechanisms for the prevention of conflicts of interest	9,28	■
4.7	Management body economic, environmental and social expertise	2-3,27-29	■
4.8	Models, codes of behaviour, sustainability principles	HP,Rf,6,10-11,27-29	■
4.9	Processes for the control of sustainability performance	AR,6-9,56-57	■
4.10	Assessment of the Executive Board's sustainability performance	AR	◪
4.11	Taking into account of the contingency principle	2-3,6-9,12-13,28-29,42-45	■
4 12	External support of activities relating to sustainability cornerstones	6-9,10-11,16,25,28-31,44-45	■
4 13	Membership in associations and pressure groups	HP	◪
4 14-4.17	Stakeholder management (selection, approaches, central topics)	HP,6-9,12-19,25,28,46-55	■
	Economic performance indicators		
	Management approach	HP,Rf,2-5,8-9,10-13,27,56-57	■
EC1	Directly generated and distributed economic value	AR,8,30	■
EC2	Financial consequences of climate change	4,6,8,29-30	◪
EC3	Social expenditure in the company	HP,AR,5	■
EC4	Public grants	AR,4,8	◪
EC5*	Relation of standard, initial remuneration to local minimum wage	14	◪
EC6	Business policy, practices and share of local suppliers	HP,5,8-9,15,18	■
EC7	Recruitment of local employees	HP,9,48	■
EC8	Investments in the community	6-9,14,22-23,25,30-31,46-55	■
EC9*	Indirect economic effects	22-26,44-55	◪
	Ecological performance indicators		
	Management approach	HP,Rf,2-4,7,10-11,13,23,27-30, 42,44-45,56-57,64-68	■
EN1	Use of materials	33-34,60-61	■
EN2	Use of recycled materials	61	■
EN3	Direct primary energy consumption	61	■
EN4	Indirect primary energy consumption	60	◪
EN5*	Energy savings	HP,14,30-43	■
EN6*	Energy efficiency and renewable energy initiatives	HP,30-43,56-57	◪
EN7*	Initiatives for reductions in indirect energy consumption	HP,30-43,56-57	◪
EN8	Total water consumption	49,60-61	■
EN9*	Water sources affected by consumption	49,60-61	■
EN10*	Recycled and reused water		n.p.
EN11	Area use in conservation areas	HP,44-45	■
EN12	Effects of business activities on bio-diversity	HP,44-45	■
EN13*	Protected or restored natural habitats	HP,44-45	■
EN14*	Strategies and measures for the protection of bio-diversity	HP,44-45	◪
EN15*	Threatened species in areas of business activity	HP,44-45	◪
EN16	Direct and indirect greenhouse gas emissions	2,4-7,15,60-61	■
EN17	Other relevant greenhouse gas emissions		n.p.
EN18*	Initiatives for reductions in greenhouse gas emissions and results	2,4-7,30-31,34-37,42-43	■
EN19	Emissions of ozone-degrading substances		n.r.
EN20	NO_x, SO_x and other significant atmospheric emissions	60-61	◪
EN21	Total wastewater discharge	HP	◪
EN22	Waste according to type and disposal method	60-61	■
EN23	Main pollutant emissions	66	■
EN24*	Weight of waste classified as hazardous	60	■
EN25*	Waters subject to wastewater discharge and surface run-off		n.r.
EN26	Minimisation of environmental impact due to products/services	2,4-7,23,28,30-36,42-43,56-57	■
EN27	Packaging material reduction		n.r.
EN28	Fines due to overshoots in the environmental sector	66	■
EN29*	Main environmental effects due to transport		□
EN30*	Total environmental protection expenditure	6	◪

		Source	Status
	Social performance indicators		
	Working practices & humane employment		
	Management approach	HP,Rf,2-3,5,9,12-14,22-25,52,56-57	◘
LA1	Employees by employment relationship and region	HP,62	◘
LA2	Employee fluctuation	HP,24,62	◘
LA3*	Benefits only for full-time employees	HP	◪
LA4	Employees subject to collective wage agreements	HP,14,24	◘
LA5	Reporting time limits for company changes	HP,9,14,22,28	◘
LA6*	Employees in work safety committees	HP,22	◘
LA7	Injuries, work-related illnesses, days lost, absences and fatalities	HP,62,64	◘
LA8	Health care, instructions with regard to serious illnesses	HP	◘
LA9*	Work safety agreements with the trades unions	HP	◘
LA10	Training and further training per employee	HP,63	◘
LA11*	Know-how management and lifelong learning programme	HP	◘
LA12*	Employment performance assessment and development planning	HP,9,15,24	◪
LA13	Employee and managerial body diversity	HP,12-13,62-63	◘
LA14	Differences in remuneration due to gender	HP	◘
	Human rights		
	Management approach	HP,Rf,5,8-9,18,20,22-25,56-57	◪
HR1	Investment agreements with human rights clauses		□
HR2	Supplier check regarding adherence to human rights	HP,8-9,56-57	◪
HR3*	Training concerning aspects of human rights of company relevance		□
HR4	Cases of discrimination and measures taken	HP	◘
HR5	Right to freedom of assembly and collective negotiations	HP,9,14,24,28	◘
HR6	Business activities bearing the risk of child labour	HP,6,8-9,25,28	◘
HR7	Business activities bearing the risk of forced labour	HP,6,8-9,25,28	◘
HR8*	Training for security personnel on the topic of human rights		n.r.
HR9*	Cases of breaches of the rights of indigenous peoples		n.r.
	Society		
	Management approach	HP,Rf,2-6,8-11,18,25,27-29,44-45, 56-57	◘
SO1	Effects of business activities on society	Rf,8-9,16,22-25,34-35,42-47	◪
SO2	Investigated corruption risks	9,25,28	◘
SO3	Employee training for the prevention of corruption	HP,9	◪
SO4	Anti-corruption measures	HP	◪
SO5	Political positions, participation in the forming of political will, lobbying	HP,7-8,10-11,13,15,30-31,36,44	◪
SO6*	Political donations	HP	◘
SO7*	Legal suits due to anti-competitive practices	HP	◘
SO8	Sanctions due to breaches of the law	HP	◘
	Product responsibility		
	Management approach	HP,Rf,2-3,5,10-11,14-17,22-23,29, 44-46,56-57	◪
PR1	Effects on health throughout the product life cycle	14-18,22-23,34-38,44-45,49	◘
PR2*	Breaches of health and safety regulations		n.p.
PR3	Product/services information	10-11,14-15,32-33	◘
PR4*	Breaches of information obligations		n.p.
PR5*	Customer satisfaction	14-19,25,37	◘
PR6	Legal conformity in the advertising area	HP,8,15	◘
PR7*	Breaches in the advertising area		n.p.
PR8*	Justified data protection complaints		n.p.
PR9	Fines due to breaches of product and services regulations		n.p.

◘ fully reported
◪ partly reported
□ currently not reported
n.r. non-relevant
n.p. non-priority
AR Annual Report
HP Homepage: www.responsibility.evn.at
Rf report front cover
Rb report back cover
* Additional

The EVN Sustainability Report is oriented towards the Application Level A+ requirements of the GRI G3 guideline. The table gives an overview of the GRI content and key indicators dealt with and where they are to be found. Adherence to this reporting standard and the related criteria was closely examined by the Institute for Sustainable Development and is hereby officially confirmed.

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Telephone +43 2236 200-0
Telefax +43 2236 200-2030

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Member of the CSR advisory team
CSR Officer, Gas Network Engineering: Peter Zaruba, Tel. +43 2236 200-12249, peter.zaruba@evn.at
General Secretariat and Corporate Affairs: Klaus Kohlhuber, Tel. +43 2236 200-12398, klaus.kohlhuber@evn.at
Information and Communications: Renate Lackner-Gass, Tel. +43 2236 200-12799, renate.lackner-gass@evn.at
Investor Relations: Ulrike Henzinger, Tel. +43 2236 200-12497, investor.relations@evn.at
Human Resources: Elvira Hammer, Tel. +43 2236 200-12727, elvira.hammer@evn.at
Environmental Controlling: Maria Werni, Tel. +43 2236 200-12752, maria.werni@evn.at

Members of the CSR steering committee
Information and Communications: Stefan Zach, Tel. +43 2236 200-12294, stefan.zach@evn.at
Environmental Controlling: Hans-Georg Rych, Tel. +43 2236 200-12526, umweltcontrolling@evn.at

END

Imprint
Publisher: EVN AG, EVN Platz, A-2344 Maria Enzersdorf
Photos: Hertha Hurnaus, Jiro Shimizu, Paul Kranzler, EVN
Project support: ÖIN
Concept, design and cosulting: Mensalia Unternehmensberatung
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